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REGISTRANT'S NAME BAE Systems

*CURRENT ADDRESS

**FORMER NAME

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APR 08 2005

THOMSON FINANCIAL

FILE NO. 82- 3138 FISCAL YEAR 12-31-04

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DAT : 4/8/05

Annual Report 2004

ARIS
12-31-04



BAE SYSTEMS

More information about
BAE Systems can be found on:
www.baesystems.com

We welcome your views.
Email any comments to
investors@baesystems.com

About BAE SYSTEMS

BAE Systems is an international company engaged in the development, delivery and support of advanced defence and aerospace systems in the air, on land, at sea and in space. The company designs, manufactures and supports military aircraft, surface ships, submarines, fighting vehicles, radar, avionics, communications, electronics and guided weapon systems. It is a pioneer in technology with a heritage stretching back hundreds of years. It is at the forefront of innovation, working to develop the next generation of intelligent defence and security systems.

BAE Systems has major operations across five continents and customers in some 130 countries. The company employs more than 90,000[1] people and generates annual sales of approximately £13 billion through its wholly-owned and joint venture operations.

1 including share of joint venture employees

Highlights

Programmes business outlook improving
- benefiting from elimination of excessive risk
- new commercial agreement for Typhoon signed

Customer Solutions & Support addressing UK growth opportunities

Land sector position strengthened with acquisition of Alvis plc

North America delivering good growth

Airbus performing well – outlook improving

Strong cash flow

Adjusted earnings per share[3] up 8.4% at 18.0p

Record order book

Final dividend increased, making 9.5p per share for the year

Outlook*

An increase in contribution from the Programmes business group is anticipated as it benefits from the revised Typhoon contract. In addition, continued good growth is expected from the company's North American operations including the benefit of full year contributions from acquisitions completed during the course of 2004.

The CS&S and Land Systems business is expected to achieve further growth in the UK support activities together with a full year contribution from Alvis. These performance improvements will be more than offset by the previously announced step down in profitability in export support activities.

The completion of the Eurosystems transaction will remove the profit contribution from disposed activities. The transaction is expected to be marginally dilutive to earnings in 2005.

Overall, the performance of the company's defence businesses is expected to continue to improve in 2005 albeit at a lower rate of growth than that achieved in 2004.

Commercial Aerospace is expected to contribute to some growth with the benefit of a planned increase in Airbus aircraft deliveries.

Some reversal of the strong 2004 operating cash inflow is anticipated in 2005 as customer prepayments are utilised to fund rising production activity.

BAE Systems is now delivering well against its strategy and objectives. Whilst there remains much to do, the achievements to date, together with the actions continuously being taken to improve performance, enable the group to look forward with confidence to delivering growing returns to its shareholders.

* this outlook statement is based on the accounting standards used to prepare the 2004 accounts

Results in brief

	2004	2003
Order book [1]	**£50.1 billion**	£46.0 billion
Sales [2]	**£13,479 million**	£12,572 million
Profit before interest [3]	**£1,013 million**	£980 million
(Loss)/profit before interest	**£(25) million**	£453 million
Adjusted earnings per share [3]	**18.0p**	16.6p
Loss per share [4]	**(16.0)p**	(0.5)p
Dividend per share	**9.5p**	9.2p
Operating cash inflow	**£2,071 million**	£836 million
Net cash/(debt)	**£5 million**	£(870) million

1 including share of joint ventures' order books and after the elimination of intra-group orders of £1.8bn (2003 £1.9bn)
2 including share of joint ventures' sales
3 before goodwill amortisation and impairment of £1,038m (2003 £518m) and exceptional items of £nil (2003 £9m)
4 basic earnings per share after goodwill amortisation and impairment and exceptional items (in accordance with Financial Reporting Standard 14)

Chairman's letter

I am pleased to report that BAE Systems has made good progress in 2004. The company maintained its focus on performance improvement, addressed inappropriate risk in the business and made progress in restructuring its joint venture portfolio in Europe. At the same time, we have continued to grow our position in the US defence market. Much progress has been made to deliver long-term shareholder value.

Since succeeding Sir Richard Evans as Chairman at the beginning of July, I have spent considerable time meeting the company's management and visiting our businesses. It is clear that BAE Systems is a company rich in technology and with highly capable people.

In accepting my appointment, I had to consider the ways in which I could add value for shareholders. I believe my job as Chairman is to ensure that the Board operates effectively in three key areas: framing the strategy for the company; monitoring the performance of the executive team as they implement that strategy; and leading on governance matters by setting values and standards that are followed throughout the company.

With the full involvement of executive and non-executive directors, we used the annual planning process as a framework to challenge and refresh our strategy. We describe this in some detail later in this report but, in essence, we will further strengthen the focus on improving corporate performance while building on the strong position now established in the United States.

Through the effective implementation of this strategy we aim to continue to build on BAE Systems position as one of the world's premier aerospace and defence companies and deliver sustained returns to our shareholders.

I and my fellow directors are committed to ensuring that BAE Systems has a robust governance framework and has the processes to provide the assurance to the Board and stakeholders that the company is operating in accordance with these prescribed values and standards.

"The company's executive, together with the commitment and hard work of the wider BAE Systems team, has delivered a good operational performance in 2004 establishing a solid base for future growth."

Governance is equally important to our relationship with the wider community in which we operate. In this report, together with our separately published Corporate Responsibility Report, we provide more information on our social, environmental and ethical policies. There has been much change in this area for all companies, both in how we report to stakeholders and in the priority this is given. Within BAE Systems we will ensure that this is appropriately managed and reported, striving to be one of the leaders in this regard. Accordingly, the Board has agreed recently to form a Corporate Responsibility Committee that will be responsible for reviewing and monitoring the processes the company uses to manage social, environmental and ethical risk to assist the Board in overseeing the development of strategy and policy in this area. It will be chaired by a non-executive director.

BAE Systems should be proud of its role in helping to provide the means of establishing and maintaining security in a turbulent world. It is always important that the company aspires to high standards of corporate behaviour and responsibility.

I have taken over the chair from Sir Richard Evans under whose stewardship the company has risen to be one of the world's leading aerospace and defence businesses. The Board is grateful to Dick for his great contribution, over many years, to this company and the industry in which we operate.

Lord Hesketh will be retiring from the Board at this year's AGM. The Board has valued greatly the contribution he has made during his 11 years as a director of the company.

The company's executive, together with the commitment and hard work of the wider BAE Systems team, has delivered a good operational performance in 2004 establishing a solid base for future growth. In addition, the measures taken to enhance the terms on which we do business and mitigate risk going forward have underpinned the company's recovery.

The Board is recommending an increased final ordinary dividend of 5.8p per share, making a total of 9.5p for the year. Subject to shareholder approval at the 2005 AGM, the dividend will be paid on 1 June 2005 to holders of ordinary shares registered on 22 April 2005.

Dick Olver
Chairman

23 February 2005





Chief Executive's review

BAE Systems performed well in 2004, both in delivering good financial results and executing actions that will underpin performance improvement over the longer term.

In particular, the signing of contracts for the next, Tranche 2, phase of the Eurofighter Typhoon programme established a way forward for the programme. This completes the actions taken over recent years to address excessive risk in our UK Ministry of Defence (MoD) programmes businesses.

These actions will result in a sustainable growth in profitability in an area of our business that, in the past, had overshadowed the performance of the majority of the company's portfolio.

BAE Systems has for some time been pursuing a strategy to focus on its capabilities in aerospace and defence with an emphasis on accessing higher value opportunities in the integration and networking of complex defence systems and provision of support solutions to the armed forces. BAE Systems is alone amongst the leaders in our industry in being able to pursue this strategy on both sides of the Atlantic.

The company's strong position in both the US and UK markets presents future opportunities for industry to support the increasingly joint nature of peacemaking and peacekeeping by our armed forces. Industrial participation, including access to the highest level of technology on programmes in which both nations participate, such as the Joint Strike Fighter programme, remains an important objective in this regard.

The company has benefited from good cash generation during the year enabling several acquisitions to be completed in line with our strategy. In the US, five acquisitions were completed. The largest transaction, DigitalNet, elevates BAE Systems to rank as a top 10 provider of IT systems support to the US Department of Defense and other government agencies. With these acquisitions BAE Systems now generates annualised sales of some $5.6bn in its North America business and now employs over 27,000 people across the US.

The company has continued to build on its strong position in military support solutions. The strategy to work in partnership with the UK MoD's Defence Logistics Organisation continues to bear fruit with a number of significant new business wins in supporting air platforms.

Building on the company's record in growing support business in the air sector, BAE Systems identified a substantial support opportunity in the land sector. The acquisition of Alvis plc was a key step in delivering a land sector support strategy.

Alvis significantly enhances the company's involvement in the land sector. The merger of Alvis and BAE Systems complementary RO Defence activity into a new Land Systems business enables the company to offer coherent land sector support to the UK's armed forces and the large installed base of fighting vehicles in service with customers worldwide.

Support solutions also lie at the heart of BAE Systems relationship with the Kingdom of Saudi Arabia. BAE Systems has a long and successful history providing integrated support to the Saudi armed forces. The company has for some time adopted a strategy to integrate progressively greater local Saudi content in the programme. The company is a large employer of Saudi nationals and a leader in technology training in the Kingdom.

"We look forward with confidence to delivering growing returns to our shareholders in the future."

Consistent with this in-Kingdom strategy BAE Systems has invested in aerospace and defence companies in Saudi Arabia which will enable the company to work in partnership with Saudi investors whilst undertaking aircraft and avionics maintenance and upgrade work in-Kingdom. Whilst this trend to greater indigenous content will reduce margins, these partnerships will provide significant technology and employment benefits to the Kingdom and long-term value for BAE Systems.

BAE Systems has the leading naval systems business in the UK. Like its UK air systems activities, the performance of the naval business in recent times has been affected by the company having agreed, in prior years, to contracts for programmes with excessive risk.

In addition, over many years, the UK naval shipbuilding industry has suffered from a lack of strategic planning and the company commenced an evaluation of the options for its shipyards. Whilst that evaluation was underway the company welcomed the UK government initiative to determine a strategy for naval shipbuilding in the UK, in dialogue with all industry participants. BAE Systems welcomes this dialogue as a real opportunity to secure a future for the UK's naval shipbuilding capabilities that will deliver value for money to the UK government and an acceptable return to shareholders of the companies concerned.

We have also made good progress in re-focusing our joint businesses in Europe.

Recognising the complexity of the earlier proposed Eurosystems transaction with Finmeccanica we have moved to a simpler model. The revised agreement, signed in January 2005, provides for BAE Systems to take full ownership of the UK activities of the former AMS joint venture in exchange for the company's existing 50% of the Italian activities and a cash equalisation payment. We have also agreed to sell to Finmeccanica the group's defence communications business and certain avionics activities comprising principally the UK-based airborne radar and electronic warfare business.

When completed, this transaction will generate substantial cash and improve management control and business performance in the strategically important field of network-enabled capability.

BAE Systems has a 20% interest in Airbus and the company maintains a close management involvement in the business through the shareholder board.

Airbus is a highly successful enterprise and BAE Systems is now seeing the benefit of its investment and support over many years as the business fought to build a family of aircraft and secure a strong position in the large commercial jet market. The A380 is the culmination of this strategy. The public presentation of this new aircraft took place in January 2005 and the programme is for first deliveries in 2006.

At the heart of BAE Systems, and its joint ventures, lies a highly qualified and dedicated workforce and I would like to thank them for their continued support and commitment.

The last few years have seen our business turned around, with clear management targets set and consistently delivered. Scale is being achieved in the US and our business with the UK MoD has been de-risked to acceptable and manageable levels. We look forward with confidence to delivering growing returns for our shareholders in the future.



Mike Turner
Chief Executive

23 February 2005

Strategy

The BAE Systems strategy is 'to create sustainable shareholder value by being the premier transatlantic aerospace and defence company'.

The transatlantic nature of the BAE Systems strategy reflects the company's established strong presence in the UK and other European defence markets combined with its significant presence and the growth opportunities in the large US market.

The US is the world's largest defence market with equipment spend around twice that of the UK and rest of Europe combined. In the UK, significant opportunities are present to derive value from new platform programmes and, in particular, from the provision of through-life support solutions for both new and legacy defence systems.

Research and Technology is a key driver of future capability in the defence sector. Importantly, the US allocates a significantly higher proportion of its defence spend on Research and Technology than Europe.

Sales into the US defence related markets in 2004 accounted for in excess of 25% of group defence related sales.

Defence spend – US and Europe
Total defence spend approximately $652bn



(based on 2004 data)

1 United States	**65%**
2 United Kingdom	9%
3 France	7%
4 Germany	5%
5 Italy	4%
6 Rest of Europe	10%
European Economic Area	**35%**

Defence spend allocation – US and Europe


US $bn (based on 2004 data)
400
300
200
100
0
$423bn
$229bn
US
Europe
Research and Technology represents approximately 15% ($62bn) of US defence spend. In Europe, Research and Technology represents some 6.5% ($15bn) of total spend.
Equipment procurement
Research and Technology
Other defence

The BAE Systems strategy is to build on its established positions in the aerospace and defence market in the United States, whilst maximising the value of its position in the UK and Europe.

These markets continue to shape the company's capabilities and its products and services. From this strong base, BAE Systems will continue to export to, and work in, markets around the world where we can deliver appropriate shareholder returns.

While defence remains our core market, our strong presence in the aerospace sector is a major contributor to the value of the company.

Delivery of our strategy will be achieved by way of five group strategic objectives. These five objectives are being pursued through seven strands of business portfolio actions supported by the integrated business plans of our operations.

Embed a high performance culture across the company

Embed a high performance culture across the company is at the top of our list to reflect its importance. The Performance Centred Leadership framework ensures all our business leaders should know what high performance means for them and their people. Our recent commitment to invest in a Performance Centre of Excellence builds on our suite of controls, tools and processes to support our delivery of operational excellence.

Optimise value from our order book

Optimise value from our order book. By applying our best practice controls, tools and processes in a consistently efficient manner we will turn orders, and then sales, into profitable returns for our shareholders and secure our future. In addition, we need to continue to improve productivity and reduce our cost base.


Group Strategy
To create sustainable shareholder value by being the premier transatlantic aerospace and defence company
Group Strategic Objectives
- Embed a high performance culture across the company
- Optimise value from our order book
- Maintain a global presence from a strong transatlantic business base
- Enhance US/UK industrial technology transfer
- Proactively manage investment and divestment in businesses
Business Portfolio Actions
Grow the business in the United States
Grow a global support, solutions and services business
Create a sustainably profitable UK programme business in air, land and sea
Partner MoD in the transformation of the UK's armed forces
Continue to optimise our European position through a rationalised portfolio of joint ventures
Grow and maximise the value of Airbus
Manage non-strategic businesses for optimal value
Integrated Business Plans

Maintain a global presence from a strong transatlantic business base

Enhance US/UK industrial technology transfer

Proactively manage investment and divestment in businesses

Maintain a global presence from a strong transatlantic business base recognises the location of our most important markets. Transatlantic remains at the core of our strategy given our leading position in the UK/Europe and strong and growing presence in the United States. These markets continue to shape our capabilities and our product and service portfolio. From this strong base, we will continue to export to and work in markets around the world where we can deliver appropriate shareholder returns.

Enhance US/UK industrial technology transfer is crucial for the delivery of greater inter-operability between the US and UK armed forces, in both peacemaking and peacekeeping roles around the world, and maintaining the highest level of technology and capability within the UK defence industrial base.

Proactively manage investment and divestment in businesses. In order to continue to focus on delivering value to our shareholders, each part of our business and product portfolio needs to be focused on where appropriate returns can be achieved. If this is not possible, then a route to exit or to minimise exposure will be found.

Operating and financial review

BAE Systems comprises aerospace and defence activities reported through seven operating business groups. These business groups are bound by common values and processes. The following pages of this operating and financial review describe the performance and progress of these business groups.





	2004					2003				
	Order book[1] £bn	Sales[2] £m	Profit[3] £m	Cash inflow/ (outflow)[4] £m	Number of employees[5]	Order book[1] £bn	Sales[2] £m	Profit[3] £m	Cash inflow/ (outflow)[4] £m	Number of employees[5]
Programmes	**14.3**	**2,867**	**64**	**505**	**18,400**	11.3	2,436	56	33	19,400
Customer Solutions & Support	**2.9**	**2,243**	**413**	**1,001**	**10,700**	2.6	2,166	411	518	10,800
International Partnerships	**6.5**	**1,907**	**109**	**48**	**13,200**	6.8	1,685	65	69	13,600
Avionics	**2.5**	**1,103**	**32**	**(16)**	**8,900**	2.3	1,127	12	(28)	9,400
North America	**2.5**	**2,771**	**233**	**204**	**27,400**	2.4	2,700	232	162	23,150
Commercial Aerospace	**20.9**	**2,880**	**176**	**(24)**	**12,600**	21.4	2,924	204	(143)	12,150
HQ and other businesses	**2.3**	**560**	**(14)**	**166**	**6,300**	1.1	316	—	14	4,000
Less: intra-group	**(1.8)**	**(852)**				(1.9)	(782)			
	50.1	**13,479**	**1,013**	**1,884**	**97,500**	46.0	12,572	980	625	92,500

1 including share of joint ventures' order books
2 including share of joint ventures' sales
3 before interest, goodwill amortisation and impairment and exceptional items (statutory presentation is shown on page 58)
4 net cash inflow/(outflow) from operating activities after capital expenditure (net) and financial investment and dividends from joint ventures
5 includes share of joint venture employees

Typhoon
The Eurofighter Typhoon combat aircraft is the product of a collaborative programme involving the United Kingdom, Germany, Italy and Spain. Typhoon entered service with the air forces of the four partner nations in 2004. BAE Systems manufactures the fully equipped forward fuselage sub-assemblies for all Typhoon aircraft and is responsible for final assembly of the aircraft in the UK. Typhoon will deliver unrivalled swing role capability delivering a combination of both highly advanced air-to-air capability with precision air-to-surface operation.



Astute
Astute is the next generation nuclear powered attack submarine being developed for the UK's Royal Navy.





Nimrod MR4A
The Nimrod MR4A is the replacement maritime patrol and attack aircraft for the UK's Royal Air Force.

Programmes

The Programmes business group operates primarily in the UK defence market and comprises the company's principal air systems, naval systems and C4ISR[7] - related prime contract activities.

In 2004, the Programmes business made a profit[3] of £64m (2003 £56m) on sales[2] of £2,867m (2003 £2,436m) and generated an operating cash inflow[4] of £505m (2003 £33m).

The 2.2% return on sales for Programmes continues to reflect the substantial sales generating no profit contribution from the Nimrod and Astute programmes. In addition, a higher level of sales on Typhoon was recognised with no profit. Increased Type 45 destroyer sales were recognised at zero margin, with the programme at an early stage of maturity.

Positive contributions to profit were made by Underwater Systems and sustaining engineering activity on Tornado and Harrier in the UK and export markets. The F-35 Joint Strike Fighter (JSF), a cost plus award fee systems design and development contract, also made a positive contribution.

The outlook at Programmes is for increased sales in 2005 as deliveries on the Typhoon programme increase, together with increases on Hawk, Nimrod and Type 45. Overall, Programmes profit will show further improvement in 2005 from sales growth and margin enhancement as benefit flows from the concluded Typhoon negotiations.

The UK defence equipment budget is expected to continue to be constrained, with low real growth having implications for the sustainability of long-term funding for future defence technologies and engineering capability in the UK.

Air systems businesses

The air forces of the four Eurofighter Typhoon partner nations, UK, Germany, Italy and Spain, completed the acceptance of their initial 30 twin seat standard aircraft with the 28 aircraft delivered in 2004. In-service training and operational evaluations by the four nations have progressed significantly in the first year of Typhoon's service life. Over 600 hours have been flown in the UK and a significant number of air and ground crew trained. The delivery, in December 2004, of the first single seat aircraft for operational use marks the next planned step in Typhoon capability. This capability growth will continue incrementally through the life of the programme.

Contracts to secure Tranche 2, comprising the next 236 aircraft for the four nations, were concluded at the end of 2004. The conclusion of agreements for Tranche 2 has, in the UK, led to a revision to the Tranche 1 contracts to address production continuity.

Significant progress has been made during 2004 in securing the future of the highly successful Hawk business.

In April, the government of India placed an order for 66 Hawk aircraft and, in December, the UK MoD signed a design and development contract for a new variant of the Hawk, the Advanced Jet Trainer (AJT). The customer is working closely with BAE Systems to manage the design of the avionics architecture and deliver two trials aircraft to support the development and test flying.

Contracts for Hawk with Canada, South Africa and Bahrain are progressing to schedule.

There was good progress on Nimrod with the first development aircraft, PA01, flying in the summer and progressing successfully through its flight test programme. PA02, the first aircraft fitted with a full mission system, achieved its first flight in December 2004. Programme reforms continue to reinforce stability in the programme on both cost and schedule.

Confirmation of future Nimrod production is awaited following the UK government's announcement in the summer of a requirement for some 12 aircraft for the maritime role, subject to affordability and performance.

BAE Systems is partnered with Lockheed Martin and Northrop Grumman on the JSF programme. In addition to substantial avionics sub-systems and equipment involvement in North America, BAE Systems participation in the programme involves the design and manufacture of the rear fuselage and stabilisers in the UK.

In August 2004, a key milestone was reached with the start of the JSF production process comprising assembly of the rear fuselage.

Work has progressed on the JSF System Development and Demonstration contract.



Type 45
Type 45 is the Royal Navy's new anti-air warfare destroyer. Design of the ship is well advanced and construction of the first of class, HMS Daring, is underway at the group's Clydeside facilities in Scotland.



Joint Strike Fighter
BAE Systems is a partner in the US led F-35 Joint Strike Fighter programme with responsibility for design and manufacture of the rear fuselage and tail surfaces as well as a number of the aircraft systems.

Programmes : Summary

	2004	2003
Order book[1]	**£14.3bn**	£11.3bn
Sales[2]	**£2.9bn**	£2.4bn
Profit[3]	**£64m**	£56m
Cash inflow[4]	**£505m**	£33m
Number of employees[5]	**18,400**	19,400

Percentage share of group sales[6]



20%

The primary focus has been the detailed engineering design effort across the JSF variants, in preparation for the increase in manufacturing activity in 2005. First flight of the Conventional Take-off and Landing variant is planned for late 2006.

Successful Harrier GR9 carrier landings took place to schedule as part of a major Harrier upgrade programme. Contracts received include the continuation of the Harrier GR9 sustainment and upgrade programme, the support of Tornado Secondary Power Systems and the Tornado Structures contract.

Naval systems businesses

BAE Systems is building two 16,160 tonne Landing Ship Dock (Auxiliary) vessels. The first vessel, RFA Mounts Bay, was launched in April 2004 and the second vessel, RFA Cardigan Bay, is on schedule to be launched in April 2005.

Good progress has been made on the first of the Type 45 class next generation destroyer for the Royal Navy, HMS Daring. Major power and propulsion equipment has been installed in the engine compartments. The official steel cutting ceremony for the second vessel, HMS Dauntless, took place in August 2004.

A successful programme to design and build three sophisticated Brunei Offshore Patrol Vessels has been followed by acceptance delays.

Work on the Astute attack submarine has progressed well during 2004 with all key milestones achieved on schedule.

An accelerated programme resulted in the delivery of HMS Bulwark, the second Landing Platform Dock, ahead of the revised programme schedule. The ship successfully completed its trials after leaving Barrow in May 2004 and was handed over to the Royal Navy in July 2004. The early delivery enabled the Royal Navy to bring forward the in-service date by one month to December 2004.

Following the completion of HMS Bulwark a redundancy programme commenced, which resulted in the loss of some 500 positions across the Submarines business.

The tactical weapons systems update programme for the Trafalgar class submarines remains on schedule.

Underwater Systems had another good year, achieving all programmed deliveries. The development of the Sting Ray Mod 1 lightweight torpedo was completed and the UK production order commenced with the successful demonstration of the first build torpedoes. The Spearfish heavyweight torpedo in-service support programme completed 10 years of on-time deliveries to the Royal Navy's submarine fleet. The new Archerfish airborne mine neutralisation system, ordered for the US Navy, is successfully progressing through development and will commence formal test and evaluation in 2005.

C4ISR

The C4ISR business has a key role in developing and delivering the UK's network-enabled capability. BAE Systems is working towards establishing a central role with the MoD in creating and developing the MoD's overall systems architecture.

1 including share of joint ventures' order books and before the elimination of intra-group orders
2 including share of joint ventures' sales
3 before interest, goodwill amortisation and impairment and exceptional items (statutory presentation is shown on page 58)
4 net cash inflow/(outflow) from operating activities after capital expenditure (net) and financial investment and dividends from joint ventures
5 includes share of joint venture employees
6 before elimination of intra-group sales
7 Command, Control, Communication and Computing, Intelligence, Surveillance and Reconnaissance

Al Yamamah
Under the long running Al Yamamah contract, BAE Systems is providing a complete defence package to Saudi Arabia. BAE Systems plays a key role in training Saudi nationals to maintain the equipment supplied under the contract.





Bahrain air training programme
Integrated solutions are key in the Bahrain air training programme.

Type 22 frigate
BAE Systems is prime contractor for reactivation of the frigates for use by the Romanian Navy.



Customer Solutions & Support

The Customer Solutions & Support business group provides systems and solutions for current and future military capability. It addresses the trend within armed forces to work more closely with industry to optimise their military capability in the most cost-effective and efficient manner.

In 2004, the CS&S business group made a profit[3] of £413m (2003 £411m) on sales[2] of £2,243m (2003 £2,166m). The business generated an operating cash inflow[4] of £1,001m (2003 £518m).

CS&S continued to perform well and delivered on all its key targets in 2004. The benefit to the Al Yamamah programme of the high oil price has flowed through to operating cash flow, reducing programme debtors.

In August, the group's offer to acquire Alvis plc was declared unconditional. The Alvis plc and RO Defence businesses have been integrated to create a new Land Systems business. The formation of this business is consistent with the group's land sector strategy. The results, in 2004, of the RO Defence and Alvis businesses are reported within HQ and other businesses. From January 2005 the results of these businesses will be reported within a Customer Solutions & Support and Land Systems sector.

BAE Systems has a major presence in the Kingdom of Saudi Arabia, as prime contractor for the UK government-to-government defence agreement, Al Yamamah. The business employs almost 4,700 people, of whom more than half are Saudi nationals, in support of the Saudi Royal Air Force and the Royal Saudi Navy. BAE Systems provides complete support to the Kingdom's ground defence infrastructure and naval minehunters.

Performance on the Al Yamamah programme in Saudi Arabia was good, with cash flows benefiting from the strong oil price throughout 2004.

UK support activity is increasing as the partnering relationship with the MoD's Defence Logistics Organisation (DLO) develops. Performance in support of key UK in-service air platforms, Tornado, Harrier, Nimrod and VC10 remains on plan. At RAF Wyton the DLO and CS&S have set up a joint integrated project team to address the next phase of partnering on the Tornado programme.

The reactivation and upgrade of two Type 22 frigates for Romania has progressed well with the first ship accepted on schedule in September and the second ship due to be delivered in the first half of 2005. The final Upholder class submarine to be reactivated for the Canadian Navy was handed over in the last quarter of 2004.

BAE Systems has 50% interests in Fleet Support Limited and Flagship Training Limited. These support and services joint ventures continue to form an integral part of the CS&S strategy and both returned strong results in 2004. The performance of Flagship Training, which manages the Royal Navy training establishments and markets their training courses to overseas customers was particularly encouraging. Contracts won this year included the training of the Romanian frigate crew. Fleet Support continued to perform well, underpinned by the partnering agreement at the UK's Portsmouth naval base which was signed in 2003.



Harrier
BAE Systems supports key UK in-service air platforms.

VC10 spares inclusive maintenance contract
In partnership with the UK MoD's Defence Logistics Organisation, BAE Systems has assumed responsibility for through-life support of the Royal Air Force's VC10 air-to-air refuelling tankers. In 2004, the Javelin team, comprising MoD and BAE Systems, were winners of the MoD Smart Procurement Award.



Customer Solutions & Support : Summary

	2004	2003
Order book[1]	**£2.9bn**	£2.6bn
Sales[2]	**£2.2bn**	£2.2bn
Profit[3]	**£413m**	£411m
Cash inflow[4]	**£1,001m**	£518m
Number of employees[5]	**10,700**	10,800

Percentage share of group sales[6]


16%

CS&S has also made further progress in developing a coherent information and logistics infrastructure in support of both in-service and new systems and platforms. A final bid was submitted in December 2004 to the UK MoD under the Future Defence Supply Chain initiative for the planning and operation of a fully integrated supply chain network.

In August 2004, CS&S agreed the purchase of the remaining 50% interest in AeroSystems International (AeI) not already owned by the group for £15m. AeI is a leading company in the analysis, design, development and delivery of complex, software intensive systems for the aerospace and defence sectors and is part of the development of the group's air support capability.

Looking forward, the CS&S business group will work to sustain a long-term presence in Saudi Arabia, deliver to schedule on the current support contracts, and expand the relationship with the DLO as the group provides more integrated support programmes on customer bases. Tornado support will be the major driver of activity during 2005 and should also provide the blueprint of future support arrangements for Typhoon and JSF.

In bringing together Alvis and RO Defence to form a Land Systems business, the combined capabilities are able to provide customers with efficient solutions and to create opportunities for increased systems content. The business will reflect the strong drive towards integrated through-life support of the large number of in-service vehicles and platforms within the UK and export markets.

BAE Systems has for some time signalled a progressive reduction in margin for CS&S. This anticipated margin reduction is a consequence of both a larger volume of lower margin UK MoD support activity and a reduction in margin within its Al Yamamah support operations in Saudi Arabia as the programme embraces greater local content in-Kingdom. The increased pace of indigenous Saudi content in the Al Yamamah programme, including greater in-Kingdom repair and overhaul work, is expected to bring forward that margin reduction with a step down in 2005, resulting in a lower CS&S business group contribution. Al Yamamah support margins are expected to stabilise from 2005.

1 including share of joint ventures' order books and before the elimination of intra-group orders
2 including share of joint ventures' sales
3 before interest, goodwill amortisation and impairment and exceptional items (statutory presentation is shown on page 58)
4 net cash inflow/(outflow) from operating activities after capital expenditure (net) and financial investment and dividends from joint ventures
5 includes share of joint venture employees
6 before elimination of intra-group sales


MBDA

AMS

GRIPEN
INTERNATIONAL

SAAB

ATLAS ELEKTRONIK

International Partnerships

MBDA designs and builds a wide range of missiles for numerous platforms around the world. AMS designs, manufactures and supplies command and control management systems, radar sensors, simulation and training systems. Saab is focused on the design and manufacture of integrated defence systems. Gripen International is a joint venture with Saab to market the Gripen combat aircraft. Atlas Elektronik produces complete underwater sensor to shooter systems.

International Partnerships : Summary

	2004	2003
Order book[1]	**£6.5bn**	£6.8bn
Sales[2]	**£1.9bn**	£1.7bn
Profit[3]	**£109m**	£65m
Cash inflow[4]	**£48m**	£69m
Number of employees[5]	**13,200**	13,600

Percentage share of group sales[6]


13%

The International Partnerships business group comprises interests, at 31 December 2004, in the following:

MBDA	37.5%
AMS	50%
Saab	34.2%
Gripen International	50%
Atlas Elektronik	100%

2004 has been a successful year for International Partnerships with an operating profit[3] of £109m (2003 £65m). Sales[2] grew by 13.2% to £1,907m. In sterling terms sales and profits were reduced by the translation effect of a weakening Euro by £37m and £2m respectively. The business group generated cash flow[4] of £48m (2003 £69m). These results have been achieved with a number of key programmes moving out of development into full production.

Another solid year of delivery and growth in 2004 has seen MBDA's sales increase by more than 20% with good operating profits growth. This strong performance was driven during the year by significant deliveries of Storm Shadow and Scalp EG to the RAF and French Air Force, respectively; significant deliveries of Mica and Exocet to export customers; and continued deliveries of ASRAAM to the RAF. ASRAAM also entered service with the Royal Australian Air Force during 2004. Solid development progress on the Aster-PAAMS and Meteor programmes also contributed to MBDA's growth, with Meteor meeting all of its key development milestones in the year. Important orders for MBDA during the year included Exocet Block 3, a significant aircraft package for Greece, plus the PAAMS Follow-On Ship contract.

Profitability of the AMS joint venture has continued to improve. Order intake has included the Network Enabled Combat System for the United Arab Emirates and an extension to a Private Finance Initiative contract for Astute training services in the UK.

Saab's operating profit in 2004 improved on 2003, after having recognised the cost of rationalisation.

Gripen International is now well established in the export market, with orders from the Czech Republic, South Africa and Hungary for a current total of 56 aircraft. The joint investment to develop the export baseline standard for the Gripen combat aircraft is nearing completion, and the first delivery to the Czech Republic is scheduled for May 2005. Production for deliveries to South Africa and Hungary is underway. During 2004, it was agreed that Saab will, from 1 January 2005, assume responsibility for marketing new Gripen export business. Saab and BAE Systems will continue to have joint responsibility for any Gripen activity in the three established export markets and may co-operate on future Gripen exports when appropriate.

In recognition of the changes to the Gripen joint venture agreement BAE Systems will reduce its shareholding in Saab AB over time. BAE Systems will retain at least a 20% shareholding.

Atlas Elektronik completed its first full year as a BAE Systems wholly owned business. During 2004, Atlas completed the acquisition of the Danish Maridan autonomous underwater vehicles business.

In January 2005, BAE Systems and Finmeccanica signed the Eurosystems agreement. The Eurosystems transaction will bring the UK part of AMS into 100% BAE Systems ownership in exchange for the group's 50% share of the Italian business currently under joint control, and a cash equalisation payment.

Looking to 2005, sales are expected to remain broadly flat across International Partnerships as a whole with margins slightly reduced owing to the recently announced rationalisation programme in AMS.



Displays
BAE Systems is a leader in displays technology including sophisticated head-up and helmet-mounted display systems.



DASS
BAE Systems supplies significant sub-systems and equipment to the Typhoon programme including the Defensive Aids Sub-System.

Avionics

The Avionics business group designs and develops electronic systems for air, naval and land defence platforms. The businesses within this reporting sector comprise five areas of activity: sensor systems; electronic warfare; inertial systems; avionic systems; and communications.

Avionics : Summary

	2004	2003
Order book[1]	**£2.5bn**	£2.3bn
Sales[2]	**£1.1bn**	£1.1bn
Profit[3]	**£32m**	£12m
Cash outflow[4]	**£(16)m**	£(28)m
Number of employees[5]	**8,900**	9,400

Percentage share of group sales[6]


8%

In 2004, the Avionics business group made an operating profit[3] of £32m (2003 £12m) on sales[2] of £1,103m (2003 £1,127m). The business had an operating cash outflow[4] of £16m (2003 outflow of £28m).

Avionics group results in 2004 improved compared with 2003. Equipment deliveries on Typhoon increased and the business benefited from completion of the rationalisation programme announced in 2003.

Avionics is a major supplier of systems on the Typhoon programme. These include two principal sub-systems, the Captor multi-mode radar and the Defensive Aids Sub-System (DASS). Deliveries of Captor radar systems continued to be in line with the programme, with the 100th radar system for Typhoon being delivered in the year. The build-up of DASS equipment deliveries, while slower than planned, reached targeted throughput rates by year end.

Investment in the business continued with the opening of a major new facility for the electronic warfare business in the UK. Investment in infrastructure in previous years contributed to the award of a number of prizes for manufacturing excellence. Furthermore, the benefits of investment in the technology base of the business and its position as a leading European sensor and integrated system business were confirmed by a number of successes across the technology portfolio.

The delivery of the 500th infra-red countermeasure system (in partnership with Northrop Grumman) in the autumn showed the significant position that the partnership has in this technological area. Other notable achievements in the electro-optical sector included: the award of the contract for the surveillance, targeting and weapon system for the Future Combat and Liaison Vehicle; demonstrations in both the UK and US of laser-based burst illumination technology; and continuing successful development of the laser systems for the JSF electro-optical targeting system.

The development of a new electronically scanned radar resulted in successful trials of the new E7000 radar for helicopters and border protection. Battlefield systems activities included international trials of the HALO artillery location system. A contract to support the Northrop Grumman Communications, Navigation and Identification suite for the F-35 JSF was also received.

Orders for the electronic warfare suite for the Boeing Apache helicopter for both Kuwait and Greece reinforces the group's position as a leading electronic warfare export supplier. These successes emphasise the importance of helicopter crew self-protection systems and the key role of Avionics in this area. Also in electronic warfare, the full UK acceptance of the Siren off-board ship decoy system was achieved and further deliveries have been made to the UK MoD.

The Australian business has continued to drive its strategy to place itself as the Australian Defence Forces' capability partner in integrated military systems and support solutions.

The completion of the Eurosystems transaction will result in the major part of the Avionics group (radar, electro optics, defensive aids and communications) coming under Finmeccanica management control with a 25% retained BAE Systems interest. BAE Systems retained activities in this sector will be managed through the North America Platform Solutions business. The North America business is primarily associated with military aircraft flight control and navigation systems, and head-up and helmet-mounted displays. The Australian business will also be retained and managed through the existing CS&S structure.

The Eurosystems transaction will see businesses that contributed sales[2] of £718m and profit[3] of £33m in 2004 sold to Finmeccanica. The outlook for the retained business is for a good recovery in 2005 as rationalisation activities announced in 2003 were concluded.

1 including share of joint ventures' order books and before the elimination of intra-group orders
2 including share of joint ventures' sales
3 before interest, goodwill amortisation and impairment and exceptional items (statutory presentation is shown on page 58)
4 net cash inflow/(outflow) from operating activities after capital expenditure (net) and financial investment and dividends from joint ventures
5 includes share of joint venture employees
6 before elimination of intra-group sales

F-35 Joint Strike Fighter
The F-35 Joint Strike Fighter (JSF) is the US's next generation, multi-role stealth fighter aircraft. It utilises BAE Systems state-of-the-art manufacturing techniques, and communications, flight control and electronic warfare technologies.



North America

North America: Summary

	2004	2003
Order book[1]	**£2.5bn**	£2.4bn
Sales	**£2.8bn**	£2.7bn
Profit[2]	**£233m**	£232m
Cash inflow[3]	**£204m**	£162m
Number of employees	**27,400**	23,150

Figures in underlying US dollars	2004	2003
Order book[1]	**$4.9bn**	$4.2bn
Sales	**$5.1bn**	$4.4bn
Profit[2]	**$427m**	$379m
Cash inflow[3]	**$374m**	$264m

In 2004, the North America business group made an operating profit[2] of £233m (2003 £232m) on sales of £2,771m (2003 £2,700m). The business had an operating cash inflow[3] of £204m (2003 £162m).

The US is an attractive marketplace for BAE Systems. The US defence market has grown significantly in recent years. The combination of the high priority afforded to US national security, a strong commitment to research and development and contracting terms that balance risk and reward provide a healthy environment for the defence industry. US defence expenditure is expected to continue at the current high level, but with some substitution of spend, to fund the global war on terror and peacekeeping operations, impacting projected defence equipment outlays. Despite some curtailment of expectations for equipment procurement, BAE Systems participates in sectors of the defence market such as homeland security and support for the intelligence community. These activities are expected to continue to present good growth opportunities.

BAE Systems presently ranks among the top 10 suppliers to the US military. In 2004, in excess of 25% of BAE Systems group defence related sales were in the US.

The BAE Systems North America business group has strengthened its core leadership positions in electronic warfare and electronic protection, military communications, battlespace management, imagery exploitation, intelligence systems and digital engine and flight control systems throughout 2004 through acquisitions and organic growth.

The business group met or exceeded all financial and business targets for 2004, maintaining its good performance track record.

The business produced organic sales growth of 12% with 8.4% return on sales. In sterling terms, sales and profits were reduced by the translation effect of the weakening dollar by £334m and £25m respectively.

The business continued to achieve good conversion of operating profits to operating cash flow.

The order book increased to $4.9bn, resulting from successful re-competes, new contract wins and acquisitions, providing a good foundation for future organic sales growth.

Strategic growth

In addition to good organic sales growth in the year, the North America business group acquired five businesses with annualised sales for 2004 of some $700m.

STI Government Systems was acquired on 10 May for $26m. The business is a good strategic fit with the group's core competencies in advanced hyperspectral imaging and sensor fusion.

Boeing Commercial Electronics was acquired on 13 August for $66m. The business represents the addition of highly complementary skills and capacity to the existing commercial aerospace electronic equipment business. This acquisition also enhances the group's relationship with Boeing and its capability as a developer and producer of avionic products and systems for commercial aircraft.

Avionics and electronics
BAE Systems is a primary provider of fly-by-wire flight controls and subsystems for display processing, navigation and other critical functions to the C-17 Globemaster III aircraft.





Littoral Combat Ship
BAE Systems has been selected to fulfil a critical role in the final design of the US Navy's Littoral Combat Ship.

BAE Systems North America is a leading national security, aerospace and information systems business and a leading provider of electronic and information-based systems and knowledge-based solutions.

Percentage share of group sales[4]


19%

Practical Imagineering was acquired on 17 August for $9m, adding significant capabilities in the design and build of custom digital signal processing algorithms, software and hardware.

DigitalNet was acquired on 25 October for $520m. DigitalNet is a leading provider of networked infrastructure and information assurance solutions to US government agencies and the national intelligence community, one of the fastest growing segments of the federal information technology market. The combination of DigitalNet with the group's previously established business operating in the same market, creates the necessary critical mass to target and win business on prime federal information technology and assurance programmes.

Alphatech was acquired on 5 November for $88m. The company specialises in image and signal processing, multi-intelligence fusion and intelligent systems. The acquisition makes a significant contribution to the group's capabilities to address the network centric warfare requirements of the national security and intelligence communities.

These five strategically important acquisitions enabled the group to achieve its strategy of expanding its core competencies in electronic systems, information technology and services capabilities.

BAE Systems is one of the US's leading providers of communications and network centric systems supporting the transformational programmes and technologies identified as priorities in the US defence and security market. The lines of business across BAE Systems North America are focused on horizontal integration to provide multi-discipline solutions and to continue to operate as a high-performance enterprise.

BAE Systems North America is also transforming its services business to meet the dynamic mission requirements of its customers, as they respond to new and evolving threats and challenges on a global scale. The services activities now comprise a logistics Solutions Center of Excellence (SCE), a systems engineering and technical assistance SCE, a sub-systems integration SCE, and an operations and maintenance SCE.

This new organisation will better align the services business to develop innovative solutions and meet customers' increasingly complex requirements.

Transformational technologies and solutions
The business continues to grow its leadership position in C4ISR capabilities and defence electronics systems. BAE Systems is developing the integrated air and ground communications suite for the US Army's largest acquisition programme, the Future Combat System (FCS).

1 before the elimination of intra-group orders
2 before interest, goodwill amortisation and impairment and exceptional items (statutory presentation is shown on page 58)
3 net cash inflow from operating activities after capital expenditure (net) and financial investment
4 before elimination of intra-group sales



C4ISR
The BAE Systems North America business continues to grow and invest in C4ISR capabilities & defence electronic systems.



US Department of Homeland Security
BAE Systems has been awarded a contract by the US Department of Homeland Security to develop a solution to counter the threat of missile attack against commercial airlines.

North America continued

Participation in transformational communications programmes such as FCS is positioning BAE Systems as a key provider of situational awareness and situational understanding to the warfighter. As a FCS One Team partner, BAE Systems is designing and producing the complementary communications systems that comprise the Network Communications System, including Warfighter Information Network-Tactical (WIN-T) and Joint Tactical Radio System (JTRS) Clusters 1 and 5.

BAE Systems is contributing to major C4ISR programmes being undertaken by the US Department of Defense (DoD) by offering: transformational communications, together with advanced technologies developed in precision and time-critical targeting; geospatial imagery processing; battlespace management, command and control; and information and intelligence systems integration.

Support for the Department of Homeland Security

BAE Systems North America was selected to continue into Phase 2 of the Department of Homeland Security's development of technologies to protect commercial airliners from the threat of man-portable anti-aircraft missile systems.

The group is also a member of the winning Federal Emergency Management Agency (FEMA) multi-hazard map modernisation contract team.

The provision of technical services

BAE Systems is one of the largest suppliers of technical services and solutions to the US government. The Naval Sea Systems Command awarded BAE Systems follow-on contracts for Program Executive Office integrated warfare systems. These wins were key awards in which BAE Systems won all five of its competitive bids in the services market. Major contracts were also won to provide continued support services to the Federal Aviation Administration on surveillance systems programmes.

Development and delivery of electronic and information systems

A core strength of BAE Systems is integrating intelligent electronic systems with information technology systems, and providing enterprise-wide and networked systems, particularly in the area of battlespace management and C4ISR. Recent contract performance underpins future growth in this market:

- the group won the US Army five-year, Indefinite Delivery Indefinite Quantity award for the immediate delivery of Advanced Threat Infrared Countermeasures System/Common Missile Warning System (ATIRCM/CMWS). The system provides next-generation, directable, laser and lamp based countermeasures for the protection of aircraft against heat-seeking missiles. ATIRCM is planned for installation on US Army AH-64D, UH-60, CH-47 and various Special Operations helicopters. CMWS is in production for the UK Apache, ASTOR and maritime patrol aircraft;
- the group's work on the JSF programme resulted in a number of Best in Class award fees, culminating in early delivery of the mission-critical electronic warfare suite for the JSF and the Outstanding Contractor Award on the programme;
- BAE Systems extended its successful partnership with General Dynamics on the WIN-T programme and on the Littoral Combat Ship study;
- the group successfully demonstrated the capabilities of the WolfPack unattended ground sensors programme. This will lead to additional development and fielding of the system to support US Army commanders' real-time battlefield intelligence needs from safe distances;
- the key US Air Force Autonomous Approach Landing Capability contract was won. This strategically positions BAE Systems on a programme to give fixed and rotary wing air crews the ability to land, taxi and take-off in zero visibility conditions safely;
- BAE Systems was named a prime contractor under the unique Advanced Technology Support Program III (ATSP3) contracting programme. Under ATSP3, the DoD has

Satellite
An artist's conception of NASA's Cassini-Huygens spacecraft and Saturn. BAE Systems contributed the satellite's seven radiation-hardened microprocessors (RAD6000) for the mission.



Mars Rovers
Spirit and Opportunity continue to gather scientific data with the help of BAE Systems RAD 6000 computers.



streamlined the procurement process to receive the full capability of the group to resolve technologically complex problems and keep the warfighter operational by upgrading fielded systems quickly and efficiently;

- the group has secured new contracts for avionics and flight control components on the USAF C-17, building on its selection as Sikorsky's preferred supplier of fly-by-wire flight controls and sub-systems for the S-92/H-92 helicopters;
- BAE Systems spans the spectrum from acoustic through optical frequencies to provide ground-based, submarine, surface ship, airborne, and space applications for such information dominance programmes as Compass Call, Co-operative OUTBOARD Logistics Update, and Adaptive Joint C4ISR Node;
- follow-on contracts were signed including Turkish F-16 Self Protection Electronic Warfare System orders, reinforcing BAE Systems as a leader in providing the world's foremost electronic warfare protection systems to both new and legacy military aircraft; and
- in space, the company's capabilities were demonstrated by the National Aeronautics and Space Administration's (NASA) successful landing of two Mars Rovers with BAE Systems-built, radiation-hardened protected computer systems performing vital data functions. The international Cassini-Huygens spacecraft reached Saturn after seven years and 2.2 billion miles of travel with seven BAE Systems Advanced Spaceborne Computer Module (ASCM) microprocessors on board. In addition, BAE Systems RAD6000 computers have provided critical mission manoeuvring capabilities onboard NASA's Swift Mission.

Building for the future

With its 2004 acquisitions, BAE Systems North America is poised to capitalise on the US defence industry trend toward awarding large, complex contracts. Anticipated future acquisitions will further the group's strategy to acquire profitable, growing businesses with strong, differentiated technologies that complement the group's broad range of capabilities to provide integrated systems and transformational solutions to customers.

Looking ahead, BAE Systems North America is well positioned to compete in an increasingly competitive environment. The business group has identified the strategic capabilities that must be developed, and the strategic actions that will lead to the attainment of these capabilities. BAE Systems North America strives to generate customer loyalty through performance and best value solutions.

Fundamental to the business is the application of superior technologies that are essential to mission success and the safety of the armed forces.

The 2004 order wins and acquisitions underpin future growth. Margins are anticipated to remain close to 2004 levels.


AIRBUS



Airbus
BAE Systems has a 20% interest in Airbus in partnership with EADS. With the development of the new 550 seat A380 double-deck airliner well advanced, Airbus now offers a family of aircraft spanning the entire large commercial jet market.



Commercial Aerospace

The Commercial Aerospace business group principally comprises BAE Systems 20% interest in Airbus. Other activities include subcontract manufacture of aerostructures components and assemblies, and the regional aircraft asset management business and associated support activities.

Commercial Aerospace Summary

	2004	2003
Order book[1]	**£20.9bn**	£21.4bn
Sales[2]	**£2.9bn**	£2.9bn
Profit[3]	**£176m**	£204m
Cash outflow[4]	**£(24)m**	£(143)m
Number of employees[5]	**12,600**	12,150

Percentage share of group sales[6]


20%

The Commercial Aerospace business group made an operating profit[3] of £176m (2003 £204m) on sales[2] of £2,880m (2003 £2,924m). Airbus contributed a profit[3] of £196m (2003 £211m) on sales[2] of £2,666m (2003 £2,683m). This was after charging £256m of development costs (2003 £252m), of which £158m (2003 £150m) related to the A380 programme. In sterling, Airbus sales and profit were adversely impacted from the translation effect of a weakening Euro by £53m and £4m respectively.

The operating cash outflow[4] of £24m (2003 outflow of £143m) includes £278m outflow in Regional Aircraft, mainly relating to prior year provision utilisation, offset by a strong cash inflow of £251m in Airbus. The performance at Airbus reflects a lower than anticipated impact from manufacturer's sales finance for airline customers.

Airbus

Airbus continues to build upon the strong performance of 2003 despite a number of challenges in the current commercial aircraft market and against a backdrop of rising fuel prices and adverse US dollar exchange rates.

Driven by increasing demand from the low cost carrier sector, Airbus secured net new orders for a further 366 commercial aircraft, which represents a 57% market share of orders placed during 2004. Significant new orders were received from previous Airbus customers including China Southern Airlines, China Eastern Airlines, Jetblue Airways and THY as well as attracting new customers including Air Berlin, Etihad Airways and Spirit Airlines.

During December 2004 shareholder approval was granted for Airbus to offer the A350 aircraft which will target the large 220-300 seat market.

Airbus delivered 320 commercial aircraft during 2004 compared with 305 last year. BAE Systems 20% share of the Airbus closing order book at 31 December 2004 is over £20bn.

The A380 marketing and development programme is progressing with first flight planned for 2005 and entry into service in 2006. The firm order book at December 2004 stood at 139 aircraft.

The A400M military transport aircraft development programme, whilst in its early stages, is continuing to plan.

The commercial aerospace market is emerging from a period of prolonged weakness. Whilst credit capacity of many of the world's airlines remains poor, traffic demand has begun to recover. Airbus has secured a rising share of this improving market and higher production volumes are now planned.

Commercial aircraft are primarily priced in US dollars. Airbus sources much of its bought-in equipment in US dollars and also has a substantial cost reduction programme underway.

Airbus deliveries for 2005 are expected to be some 10% higher than in 2004, albeit with a weaker mix.

Aerostructures

The Aerostructures business returned to profitability in 2004, with an operating profit of £6m on sales of £192m. The A380 inboard leading edge programme has successfully transitioned from development into production.

Regional Aircraft

BAE Systems continues to provide customer support and services in respect of regional aircraft.



M777 lightweight 155mm field howitzer
Designed and developed for the US Marines and US Army, providing enhanced mobility, survivability and mission effectiveness.



CV90 armoured infantry fighting vehicle
Developed to meet international demand; Sweden, Norway, Switzerland, Finland and the Netherlands have all selected the CV90.

HQ and other businesses

HQ and other businesses comprises the group's head office functions together with the Land Systems business formed by the combination of RO Defence and Alvis in 2004. In addition, HQ and other businesses includes the contract management for the assessment phase work on the UK Future Carrier and property services.

HQ and other businesses: Summary

	2004	2003
Order book[1]	**£2.3bn**	£1.1bn
Sales[2]	**£0.6bn**	£0.3bn
(Loss)/profit[3]	**£(14)m**	—
Cash inflow[4]	**£166m**	£14m
Number of employees[5]	**6,300**	4,000

Percentage share of group sales[6]


4%

The regional aircraft market remains difficult. The 2004 results include a loss of £26m on this activity as a small additional provision was made against aircraft residual values and as spares and support volume fell on lower utilisation across the aircraft fleet, a trend expected to continue.

2004 was the peak year for cash outflows on the recourse fleet. The cash outflow on Regional Aircraft recourse in 2005 will amount to £170m. There will be further reductions to recourse cash outflows in both 2006 and 2007.

1 including share of joint ventures' order books and before the elimination of intra-group orders
2 including share of joint ventures' sales
3 before interest, goodwill amortisation and impairment and exceptional items (statutory presentation is shown on page 58)
4 net cash inflow/(outflow) from operating activities after capital expenditure (net) and financial investment and dividends from joint ventures
5 includes share of joint venture employees
6 before elimination of intra-group sales

HQ and other businesses made a loss[3] of £14m in 2004 (2003 break-even) on sales[2] of £560m (2003 £316m). The business group generated an operating cash inflow[4] of £166m (2003 £14m).

Land Systems

Within the new Land Systems business, the former RO Defence business has delivered year-on-year sales growth with good progress continuing on its two largest programmes. Low rate initial production of the M777 lightweight 155mm field howitzer programme for the US Marine Corp has begun with delivery of first production units. Terrier, the UK's next generation air-transportable armoured combat engineering vehicle, is progressing to a prototype vehicle in the first quarter of 2005. Margins in the munitions area were lower against 2003 levels.

The acquisition of Alvis plc was declared unconditional in August 2004. The business contributed £167m sales[2] and £7m profit[3] since acquisition and has been integrated with RO Defence, forming a new Land Systems business. The Hagglunds unit subsequently secured a €749m order from the Netherlands for 184 CV90 armoured vehicles. The down payment from this contract contributed to a £132m net cash balance at 31 December 2004 in Alvis.

Future Carrier

In July 2004, the MoD announced that BAE Systems, Thales UK and the Defence Procurement Agency had jointly agreed alliancing principles for the aircraft carrier programme. At the same time, it was decided to extend the assessment phase of the programme. This extension, currently until March 2005, enables the alliance to de-risk further the programme ahead of proceeding to full-scale development. The programme has remained fully funded throughout 2004.

The alliance partners have recently agreed to broaden the alliance with two new members, Kellogg, Brown and Root (KBR), a subsidiary of the US Halliburton Group, and a shipbuilding entity. The shipbuilding entity will be established by BAE Systems and KBR and will be responsible for the detailed design, manufacture and integration of the ships.

Financial review

	2004	2003
	£m	£m
Sales [1]	**13,479**	12,572
Operating profit [2]	**691**	670
Share of operating profit of joint ventures [2]	**322**	310
Profit before interest [2]	**1,013**	980
Net interest	**(207)**	(220)
Profit before tax, goodwill amortisation and impairment and exceptional items	**806**	760
Goodwill amortisation and impairment, including joint ventures	**(1,038)**	(518)
Exceptional items (note 6)	**—**	(9)
(Loss)/profit before tax	**(232)**	233
Tax	**(234)**	(225)
Minority interests	**(1)**	(2)
(Loss)/profit for the year	(467)	6
Basic and diluted loss per share (note 9)	**(16.0)p**	(0.5)p
Basic and diluted earnings per share - excluding goodwill amortisation and impairment and exceptional items	**18.0p**	16.6p
Dividend per share	9.5p	9.2p

Profit before interest[2] increased to £1,013m from £980m in 2003, on sales[1] of £13,479m (2003 £12,572m). Adjusted earnings per share[2] for 2004 increased by 8.4% to 18.0p compared with 2003.

These earnings were underpinned by strong cash generation with operating cash inflow totalling £2,071m (2003 £836m).

The weakening US dollar and Euro reduced reported sales and profit on translation by £424m and £31m respectively.

The group manages the performance of its business primarily on measures of operating cash flow and earnings per share before deducting goodwill amortisation and impairment and exceptional items. This measure of earnings per share gives a more appropriate indication of underlying performance. Earnings growth and dividend cover are calculated using this measure of earnings per share.

After deducting goodwill amortisation and impairment and exceptional items, the loss per share was 16.0p compared with a loss per share of 0.5p in 2003. This was primarily due to an increased charge for goodwill impairment.

Exchange rates

	2004	2003
£/€ — average	**1.474**	1.445
£/$ — average	**1.832**	1.635
£/€ — year end	**1.417**	1.417
£/$ — year end	**1.932**	1.786

1 including share of joint ventures' sales
2 before goodwill amortisation and impairment and exceptional items (statutory presentation is shown on page 58)
3 net cash inflow/(outflow) from operating activities after capital expenditure (net) and financial investment and dividends from joint ventures
4 Command, Control, Communication and Computing, Intelligence, Surveillance and Reconnaissance

Interest
The net interest charge decreased to £207m from £220m in 2003. This reflected lower net interest payable on loans, overdrafts and financial instruments of £110m (2003 £122m) due to lower gross borrowings when compared with 2003 and net present value adjustments on aircraft lease provisions of £28m (2003 £41m) and other net present value adjustments of £11m (2003 £7m). There was also a charge of £28m (2003 £24m) relating to a net present value adjustment to aircraft financing liabilities due to changes in the expected timing of receipts and payments. Share of net interest of joint ventures was £30m (2003 £26m). Interest was covered 4.9 times by earnings[2] (2003 4.5 times).

Taxation
The effective rate of tax was 29% (2003 30%) which compares with the UK corporation tax rate of 30% for the calendar year 2004 (2003 30%) and remains the planning rate for the foreseeable future.

The effective tax rate benefits from the tax deductibility of goodwill arising on acquisitions in North America and, in the UK, the group has continued to benefit from R&D tax credits. The principal upward influence on the rate is the higher overseas tax charge suffered on the profits of the Airbus and MBDA joint ventures.

Dividend
The Board is recommending a final dividend of 5.8p per share (2003 5.5p), bringing the total dividend for the year to 9.5p (2003 9.2p). Dividend cover, at this level of annual dividend, has increased to 1.9 times earnings[2] from 1.8 times earnings[2] in 2003. The dividend policy is to maintain the dividend in line with earnings with a long-term objective of dividend cover above 2 times.

Other recognised gains and losses
Other recognised gains and losses include an exchange translation loss of £43m (2003 £93m) primarily due to weakening of the US dollar on the net US dollar assets in subsidiaries and an exchange translation loss of £62m (2003 gain £181m) in joint ventures.

Cash flows
Group operating cash inflow was £2,071m (2003 £836m). A reconciliation of operating cash flow to business group cash flow is shown below. Net capital expenditure and financial investment was £256m (2003 £248m), including increases in capital expenditure together with the investment in aerospace and defence companies in Saudi Arabia (2003 included the initial £74m investment in Alvis plc).

Group operating business cash inflow[3] was £1,884m compared with £625m in 2003.

Cash flow improvements were achieved at Programmes as customer stage payments were received on the renegotiated Typhoon contract and in respect of the Indian Hawk contract. CS&S cash flow benefited from the strong oil price during 2004. North America cash flow was also strong. Commercial Aerospace included an outflow on the regional aircraft recourse provision, almost entirely offset by another strong cash performance by Airbus despite product development and capital expenditure on the A380 programme. Avionics cash outflows were mainly due to some increase in working capital on Typhoon equipment and cash outflows on prior year rationalisation programmes.

Free cash inflow, after interest and preference dividends and taxation, was £1,733m compared with £562m in 2003.

Cash outflow on acquisitions was £550m comprising cash consideration of £663m less cash acquired, net of overdrafts, of £113m. In addition, loans acquired were £80m.

Foreign currency translation movements in net debt of £57m primarily comprises the benefit of translating US dollar denominated debt at the closing rate of £1/$1.932.

Net cash was £5m (2003 net debt of £870m) at the end of the year.

Operating business cash flow

	2004 £m	2003 £m
Operating cash flow (FRS 1)	**2,071**	836
Capital expenditure (net) and financial investment	**(256)**	(248)
Dividends received from joint ventures	**69**	37
Operating business cash flow	**1,884**	625
Programmes	**505**	33
Customer Solutions & Support	**1,001**	518
International Partnerships	**48**	69
Avionics	**(16)**	(28)
North America	**204**	162
Commercial Aerospace	**(24)**	(143)
HQ and other businesses	**166**	14
Operating business cash flow	**1,884**	625

Movement in net debt

	2004 £m	2003 £m
Opening net debt	**(870)**	(1,298)
Operating business cash flow	**1,884**	625
Interest and preference dividends	**(120)**	(138)
Taxation	**(31)**	75
Free cash inflow	**1,733**	562
Equity dividends paid	**(281)**	(281)
Acquisitions, including cash and loans acquired	**(630)**	(62)
Adjustment to Exchange Property	**13**	121
Other non-cash movements	**(4)**	—
Foreign exchange	**57**	72
Movement in cash on customers' account	**(13)**	16
Closing net cash/(debt) as defined by the group	**5**	(870)
Analysed as:		
Gross borrowings	**(2,384)**	(2,528)
Cash and short-term investments	**2,407**	1,663
Cash on customers' account	**(18)**	(5)
Closing net cash/(debt) as defined by the group	**5**	(870)

Liquidity
As at 31 December 2004 the group had gross borrowings of £2,384m (2003 £2,528m), cash and current asset investments of £2,407m (2003 £1,663m) and cash on customers' account of £18m (2003 £5m) giving net cash of £5m (2003 net debt of £870m). During 2004, the gross borrowing figure peaked at just above £2.7bn in October owing to short-term funding requirements for acquisitions which increased commercial paper levels. The reduction in the gross borrowing level at the year end was as a result of improved business cash flow allowing lower levels of outstanding commercial paper, capital repayments falling due and favourable currency movements on US dollar denominated debt.

In addition to its outstanding borrowings the group had committed revolving credit facilities (RCF) of £1.5bn available to it to meet any general corporate funding requirement and support the commercial paper programme. The RCF is a five-year facility that expires in 2008 and is supported by the group's core relationship banks. The group also had a further RCF for £500m that was retired during the year. At the end of 2004 the £1.5bn RCF facility was undrawn.

In February 2005 the group renewed its RCF for a further five years taking advantage of the favourable market conditions to reduce the cost of the facility.

Generally, the net debt of the group is driven by operational performance, the level of receipts on the major contracts and the performance of the joint ventures. Historically, the net debt of the group is usually at its lowest position at the half and full year.

Capital structure
The group funds its operations through a mixture of shareholders' funds and borrowing facilities, including bank and capital market borrowings. All the group's material borrowing facilities are arranged by the central treasury function and funds raised are lent onward to operating subsidiaries as required. The group's objective is to ensure the continuity of competitively priced funding through borrowing from a range of markets and at varied maturities.

Details of the group's debt, including the Exchangeable Bonds, are included in note 16 to the accounts. During 2004, £45m of long-term debt was repaid relating to the European Investment Bank loan and the Systems 2001 Asset Trust bonds. While commercial paper levels fluctuated to meet short-term liquidity requirements, at the end of 2004 they had reduced by £79m in the year to nil. No new long or medium-term debt was raised in 2004, although it remains the group's intention to ensure the business is funded conservatively and to be opportunistic in accessing the bank and capital markets in achieving this aim.

Interest rates
The objective of interest rate risk management is to reduce the exposure to interest rate fluctuations on borrowings and deposits. This is achieved through varying the proportion of fixed rate debt relative to floating rate debt over the forward time horizon by utilising derivative instruments, mainly interest rate swaps. The interest rate risk profile of the group is set out in note 30 to the accounts along with the fair value position of its fixed rate borrowings and derivatives. The group's current interest rate management policy is that a minimum of 25% and a maximum of 75% of debt is maintained at fixed interest rates. At 31 December 2004, the group had 60% of fixed debt and 40% of floating rate debt. The group's gross debt, after the impact of foreign currency swaps, was 78% denominated in sterling and 22% denominated in US dollars.

The floating rate debt has been predominantly achieved by entering into interest rate swaps which swap the fixed rate US dollar interest payable on debt into either floating rate sterling or US dollars. At the end of 2004, the group had a total of $1.6bn of this type of swap outstanding with an average duration of 5 years. In respect of the fixed rate sterling debt the weighted average period in respect of which interest is fixed was 7 years.

Given the level of short-term interest rates during the year the average cost of the floating rate debt was 4.1% (3.1% on US dollars and 5.6% on sterling); the cost of the sterling fixed rate debt was 6.4%.

In respect of cash deposits, given the fluctuation in the group's working capital requirements, cash is generally invested for short-term periods based at floating interest rates. Given a 1% change in short-term rates and the existing fixed/floating mix and level of borrowings, the interest cost to the group on its gross debt would have varied by £11m.

Foreign exchange risk
The group is exposed to movements in exchange rates for foreign currency denominated transactions, the translation of net assets and the translation of profit and loss accounts of foreign subsidiaries and joint ventures.

In order to protect itself against currency fluctuations, the group's policy is to hedge all firm transactional exposures as well as to manage anticipated economic cash flow exposures over a five-year period.

The group is exposed to a number of foreign currencies, the most significant being the US dollar. Note 30 to the accounts, on financial instruments, includes the impact of revaluing the group's forward currency contracts to market values on 31 December 2004. This revaluation would have a minimal impact on the results of the group as any gains and losses are generally offset by the position on the underlying currency flow.

The group does not hedge the translation effect of exchange rate movements on the profit and loss account or balance sheet of overseas subsidiaries and joint ventures it regards as long-term investments. Hedges are, however, undertaken in respect of investments that are not considered long-term or core to the group.

Commercial aircraft financing provision
The group provides guarantees in respect of residual values or head lease and finance payments in respect of certain commercial aircraft sold. Details are set out in note 20 to the accounts.

Insurance
The group operates a policy of partial self insurance, although the significant majority of cover is placed in the external market. The group continues to monitor its insurance arrangements to ensure the quality and extent of the insurance cover.

FRS 17
The group has continued to account for retirement benefits under SSAP 24. The pension charge for the year on UK and US defined benefit schemes, excluding the group's share of pension costs charged by joint venture companies, on a SSAP 24 basis was £192m (2003 £127m). The disclosures required under the accounting standard FRS 17 are set out in note 27 to the accounts. FRS 17 requires the group to calculate its net pension liabilities by valuing assets and liabilities at a point in time rather than matching expectations of assets and liabilities over time. The deficit on UK and US schemes calculated on an FRS 17 basis was £3.0bn after tax (2003 £2.1bn after tax). Investment returns were better than expected but were offset by an increase in liabilities due to changes in mortality assumptions and a reduction in real discount rates during 2004.

Full adoption of FRS 17 would have resulted in a charge to operating profit of £151m (2003 £172m), a reduction of £41m (2003 additional charge of £45m) when compared with the pension charge on a SSAP 24 basis. Reserves would have been reduced by £3.3bn (2003 £2.4bn).

The FRS 17 assessment has no impact on short-term cash contributions to the pension schemes. The group's pension funding requirements are derived from separate independent actuarial valuations. In order to help mitigate future pension cost increases, the company has introduced changes to its main UK and US pension schemes. These changes include an agreement to increase employees' contributions to the main scheme in the UK and to establish employee contributions for much of the US workforce. In addition, the company has made a prepayment of $70m (£38m) to its US scheme.

Accounting policy changes
There have been no significant changes to the accounting policies adopted by the group. The group has amended its treatment within shareholders' funds of own shares held by the ESOP trust. The value of such shares held by the group is now deducted from distributable reserves.

Restatement of segmental analysis
In January 2005, the group announced an agreement with Finmeccanica under which BAE Systems will take full ownership of the UK activities of the former AMS joint venture in exchange for the group's existing 50% of the Italian activities and a cash equalisation payment. The group has also agreed to sell to Finmeccanica its defence communications business and certain of its avionics activities principally comprising UK-based airborne radar and electronic warfare business. It is the group's intention to restate segmental analysis for 2005 reporting, including taking account of the impact of the Eurosystems transaction.

Transition to International Financial Reporting Standards
The review of the impact of the change to International Financial Reporting Standards is ongoing. A description of the significant areas which will impact the group are set out in note 33 to the accounts. The current plans indicate that the group is well placed to comply with International Financial Reporting Standards in line with the requirements.



Corporate responsibility

The information below acts as a summary of our principles and corporate responsibility activities during 2004 and key highlights from the last year. For the first time the full Corporate Responsibility Report has been formally reviewed by the BAE Systems Board and is available to all stakeholders.

BAE Systems recognises its responsibilities to the wider community and to the environment. We are determined to be regarded as a well-managed, responsible company. As a global aerospace and defence business, our competitiveness and future success depend not only on the skills of our employees and the quality of our products, but also on our standing in the community and our commitment to high standards of corporate governance and corporate responsibility (CR). We aim to be, and to be seen as, a responsible corporate citizen in all the communities in which we operate worldwide.

We have developed broad statements of intent to encapsulate our strategy and direction on corporate responsibility. These are:

Engaging with our stakeholders: We want to be open with our stakeholders and understand their views. We are keen to engage in debate about our role in society and to report our progress on addressing stakeholder concerns.

Benchmarking: We know that we can learn from other companies, as well as from the many examples of good practice within our own organisation. We will benchmark our performance, both externally and internally, using quantifiable performance indicators.

Workplace: We are committed to supporting our employees and aim to help them reach their potential by providing a safe workplace free from discrimination where all employees can receive the training they need to develop their careers.

Community: We value our relationship with, and support, the communities and charities in the countries where we operate through donations and practical involvement.

Environment: We have a responsibility to consider our impact on the environment and are committed to manage our environmental performance and minimise risks.

Marketplace: We are committed to ensure compliance with the laws and controls governing defence exports everywhere we operate and ensure we meet the highest standards of conduct in our work.

Management

Overall responsibility for CR lies with the board of directors. It has delegated certain matters to a number of Board Committees.
The Chief Executive is responsible for all normal operational matters and has delegated specific responsibilities to the Group Legal Director (Ethics and Compliance) and the Group HR Director (Workplace, Community and Business Environment). In addition, in 2005 the Board has resolved to create a new board committee for CR, chaired by a non-executive director. The executives are supported in this work by a dedicated CR team and a CR Forum, which draws on staff with relevant expertise from across all of the group's businesses. The CR Forum includes experts in communication, health and safety, community affairs, investor relations and the environment.

Governance and risk

Governance of CR risks are an integral part of our overall corporate governance. The BAE Systems disclosures are to be found in the corporate governance section in this report.

Assurance

It is important that our CR reporting addresses issues that are material to our business and reflects stakeholder concerns. In 2004 we worked with csrnetwork, an independent assurance organisation, to benchmark our CR reporting against other major companies and best practice standards using the Accountability Rating. More information on their assessment and recommendations can be found in our annual CR Report.

Our business and how we operate

Our responsibilities

As a company we demand and expect honesty, integrity and fairness in all aspects of our business. We are committed to comply with the law in every country where we operate. This includes laws implementing the OECD

Benchmarking performance


05
Member of
Dow Jones
DJSI

Engaging with stakeholders: 2004 opinion leader survey – How do you rate BAE Systems performance on CR?

Question	Year	Poor	Satisfactory	Good
How would you rate BAE Systems performance on CR?	2004	[illegible]	50%	36%
	2002	[illegible]	33%	25%
How would you rate their commitment to improve?	2004	[illegible]	21%	64%
	2002	[illegible]	50%	29%
How would you rate BAE Systems current CR report?	2004	[illegible]	20%	60%
	2002	New question for 2004		

Poor / Satisfactory / Good — % of opinion leaders

Anti-Bribery Convention and the US Foreign Corrupt Practices Act. We will not tolerate bribery or other attempts to influence improperly the decisions of customers and suppliers.

We have an anti-corruption compliance programme in place throughout the company. This includes robust procedures governing transactions with marketing consultants, the proper use of corporate hospitality and our procurement processes. This is supported by an awareness-training programme which is mandatory for all senior managers and all employees working in sales and marketing functions, and underpinned by a clear statement that infringements will result in disciplinary action. More information is provided in our annual CR Report.

Engaging with stakeholders
We encourage dialogue and open communications with all our stakeholders including employees, trade unions, shareholders, customers, business partners, suppliers, competitors, governments and local communities. Much of this takes place in the normal course of business but this year we conducted a specific CR survey to build our understanding. The survey polled 25 independent opinion leaders with an understanding of CR reporting issues. This enables us to track changing perceptions and identify current and emerging issues to help shape our reporting.

We are proud of the results of this survey as it both recognises the hard work we have been doing in this area over the last three years and shows an understanding of some of the difficulties we, as a defence company, face in reporting on those issues material to us as a business. The table below highlights the findings of this survey and some of the actions we are taking.

Workplace

All our people are encouraged to realise their full potential as valued members of the company. Everyone who works for our company contributes to our success. By working together we will stimulate innovation and generate a more exciting and rewarding environment in which we all feel valued and respected.

These principles form the foundation for the policies and practices that govern people management and our approach to employees within the organisation.

Employee feedback
This year we carried out a global Employee Opinion Survey. More than 37,000 employees took the opportunity to let senior management know what they felt had improved since the last survey was conducted in 2002 and which areas still need work. A summary of key improvements is shown on page 30.

Recognition
Our Chairman's Award for Innovation scheme recognises employees whose ideas, actions and behaviours make BAE Systems a better, more competitive company. This year over 3,000 nominations were received. From those, 48 Silver Awards were allocated across the two categories of Innovation and Best Practice Implementation Awards. The best of these nominations were considered for Gold Awards by a panel of 10 judges chaired by Ian King, Group Managing Director of CS&S, and including Stan Porter, Director General Commercial at the UK Defence Procurement Agency, previous Gold Award winners from our Underwater Systems and North American businesses and Grace Johnstone, UK Female Engineer of the Year 2003.

Dignity at work
BAE Systems has a long-standing commitment to develop and maintain a working environment whereby all employees have the right, and the ability, to work in an atmosphere free from intimidation of any kind and where they are treated with dignity and respect. Our Respect at Work policy and procedure ensures issues and complaints in this area are quickly and effectively resolved. This year we strengthened our work in this area by partnering with the UK Department of Trade and Industry (DTI) and Britain's largest Trade Union, Amicus, to form the Dignity At Work Partnership to encourage

Engaging with stakeholders: Comments, feedback and actions

Report strengths

- Good presentation of objectives and progress
- Clear and reader-friendly
- Good mix of data and narrative
- Informative and not too glossy
- Comprehensive, addresses all the issues
- Inclusion of positive and negative quotes
- Attempts to answer difficult questions

Report weaknesses	Action taken in 2004 Report
No indication of how CR is managed and top level responsibilities	More information included on how CR is managed and board level responsibilities Agreement for new Board sub-committee on CR to be established
Too much policy, not enough on performance	Greater explanation of our stakeholder engagement processes and more transparent feedback
No explanation or trends shown with data	Greater emphasis on performance and internal data management processes
Lacking information on marketing processes	Greater clarity over internal governance and ethical compliance
Too much focus on community/ charity giving	Greater explanation of the business need to report on community activities and charitable giving

Corporate responsibility continued

best practice in dealing with workplace bullying. This partnership is in its early stages and we aim to report on progress later in 2005.

Diversity
BAE Systems is committed to equality of opportunity for all employees and creating a workplace where everyone is treated with respect. Our Corporate Diversity Steering Group is working with diversity coordinators in our business units to help us recruit and retain the best talent for our business. In 2004 the Executive Committee agreed a more proactive approach to enhancing diversity amongst the employee population. Details are provided in our Corporate Responsibility Report and we will continue to report progress.

Training and development
BAE Systems invests in the training and development of its people from apprentice school leavers through graduates to our most experienced functional professionals and managers. Employees have access to over 350 on-line courses and all our major sites feature Learning Resource Centres for those without access to a computer. In addition, over 25,000 professional personnel have completed elements of the Developing You programme covering key skills across the main functional areas of our business.

In 2004, we recruited 300 people to our apprentice development scheme, which represents five percent of all UK apprentices, and has an outstanding completion rate of 90%. Coupled with our graduate schemes, which recruited 290 graduates in the UK and US in 2004, this helps ensure we have the talent necessary to deliver our commitments to the customer now and in the future.

Health and safety
The health and safety of our employees and the communities around our facilities is very important. Our statistics show that through increased leadership, focus and attention and training and awareness amongst our employees, our performance in this area continues to improve to the benefit of all.

We, along with other major companies, made a corporate commitment to the UK Health & Safety Executive (HSE) in 2001 to work with them to deliver on their strategy for Revitalising Health & Safety. The HSE has set targets for reduction by 2010 with mid way targets to be achieved by 2005. Our performance against the 2005 values are shown in the table below. We will continue to address causes of accidents to further increase the safety of our operations.

Environment
We have a responsibility to manage our impact on the environment, be it as a direct result of our manufacturing operations, waste from our offices or the products we produce.

All our major manufacturing sites have now achieved accreditation to the international environmental management standard ISO 14001 and we continue to deliver improvements in relation to energy use, waste and water consumption.

In 2004 our primary energy users in the UK formed a Carbon Club to address collectively energy reduction issues and extend best practice to reduce carbon emissions.

	2001 BAE Systems baseline	**2004 BAE Systems Actual**	HSE 2005 target for reduction against baseline	**BAE Systems actual reduction against 2001 baseline**
Number of major accidents (rate per 100,000 employees)	68	**60**	5%	**11%**
Days lost due to work related injury (rate per 100,000 employees)	21,079	**11,299**	15%	**46%**
Days lost due to work related ill health (rate per 100,000 employees)	2,027	**1,649**	10%	**18%**

There were no work-related fatalities in 2004. The above figures indicate that we are making noticeable progress against the HSE targets.

Employee Opinion Survey: Improvements since 2002

My business unit leadership team is taking positive steps to improve business performance.


2004
55%
Aerospace and electronics average 2004
49%

My immediate manager/team leader lets me know how I am doing on an ongoing basis.*


2004
56%

I believe my business unit will act on the results of the survey.*


2004
43%

* benchmark data not available

% of employees who agree

Education and community
BAE Systems takes an active role in community and education activities, supporting charities and working directly with those communities close to our facilities worldwide.

Support for the education sector remains a key part of BAE Systems CR programme. The company is working actively with education bodies, and with schools local to its principal sites, to ensure that young people have the right skills and are inspired to consider careers in engineering. We have this year carried out a major review of our UK educational activities and will, as a result, be running in 2005 a special schools roadshow (involving theatre and a practical workshop) and offering a wealth of new online resources at www.baesystems.com/education

In 2004, our total community investment was £1.1m. This includes cash and in kind donations to charity. In addition, Charity Challenge, our company-wide fundraising and volunteering programme, raised £6m from employee fundraising and BAE Systems matched donations. This year it reported over 5,700 volunteer days for charities worldwide.

Charity Challenge case studies
In October 2004, a team of 15 employees from Australia, Germany, Saudi Arabia and the UK spent four weeks living and working with charities in Bangalore, India. This initiative organised by our joint venture in India benefited five local charities. The projects they embarked on included landscaping and building a play area for the Association for the Mentally Challenged, building a basketball court at a school for the hearing impaired, re-furbishing a kitchen, dining room and wash area for Cheshire Homes, improving the sports field at the Centre for Learning and improving a sports field and building and education hall for the Vatsalya School.

Information & Electronic Warfare Systems raised over $16,400 for the American Cancer Society at the company's fifth annual Pride Day, through ticket sales, raffles and sponsored sports events. Employees have given over 15,000 hours as volunteers for education initiatives and raised over $215,000. In total employees in North America raised more than $900,000 for the American Cancer Society during the 18-month campaign, breaking all previous records.

In Australia, employees raised a total of A$40,000 for The Cancer Council Australia, which will be matched by BAE Systems. In addition, employees also raised A$20,000 for a number of other charities, including World Vision, Leukemia Foundation, Regency Park, Cranio-Maxillo Facial Foundation, Bali orphanages and Indian charities.

In March 2004, 70 Saudi employees took part in a BAE Systems sponsored fun run raising money for the Centennial Charity's disabled children appeal. This was the first fundraising event of its kind organised by and involving Saudi employees.

Education case studies
In 2004, we invested £213,000 directly in our education partnerships in the UK. We also make a contribution indirectly through our expenditure on apprenticeships and university research (worth £26 million in 2004). The money we spend in these areas enables colleges and universities to develop their capabilities and improve their facilities, raising standards and improving engineering education.

BAE Systems is partnering with the American Association of University Women to encourage young women to take an interest in science and engineering. Female engineers from our site at Lansdale, Pennsylvania took part in the Girls Understanding Engineering, Science and Technology (GUEST) programme helping local students complete an engineering and team building project.

In Saudi Arabia, we agreed phase 2 of the National Occupational Skill Standards and Curriculum Development Project with the Saudi government. BAE Systems will provide administrative support, funding and resources to develop standard qualifications and training curriculum for technical trades and vocational qualifications. This builds on the success of the project's first phase which saw the development of 125 skills standards and 300 training packages matched to workplace needs.

Corporate Responsibility Report on the web

Full information on our activity and commitments can be found in the annual Corporate Responsibility Report available in hard copy or at **www.baesystems.com/corporateresponsibility**

Board of directors



Dick Olver



Mike Turner



Chris Geoghegan



Michael Lester



Steve Mogford



Sue Birley

Chairman

Dick Olver [2,4]
Appointed to the Board as a non-executive director in May 2004, he succeeded Sir Richard Evans as Chairman on 1 July 2004. A civil engineer, he joined BP in 1973 where he held a variety of senior positions culminating in his appointment to the board of BP p.l.c. as CEO of Exploration and Production in 1998. He was subsequently appointed deputy chief executive of BP in 2003, stepping down from that position when he assumed the chairmanship of BAE Systems. Mr Olver chairs the Board's Nominations Committee and the Non-Executive Directors' Fees Committee. He is a non-executive director of Reuters Group plc and deputy chairman of TNK-BP.

Appointed: 2004 Age: 58

Executive directors

Mike Turner CBE [4], Chief Executive
Appointed Chief Executive in 2002, having been a Chief Operating Officer since 1999. He is a member of the shareholder committee of Airbus SAS having formerly been a member of the Airbus Industrie GIE Supervisory Board. He is a non-executive director of Babcock International Group Plc.

Appointed: 1994 Age: 56

Chris Geoghegan, Chief Operating Officer
Appointed to the Board in 2002 as a Chief Operating Officer. He was formerly responsible for the group's Airbus operations and, in 2000, was appointed Group Managing Director of the Avionics business. He is a council member of the Society of British Aerospace Companies.

Appointed: 2002 Age: 50

Michael Lester [4], Group Legal Director
Appointed a member of the Board following the BAe/MES merger. Prior to the merger he was a director and vice chairman of The General Electric Company, p.l.c. He is a non-executive director of Premier Farnell plc.

Appointed: 1999 Age: 64

Steve Mogford, Chief Operating Officer
Appointed to the Board in 2000 as a Chief Operating Officer, he has held a number of senior positions within the company including responsibility for the group's military aircraft operations. He is chairman of the Eurofighter Supervisory Board.

Appointed: 2000 Age: 48

Mark Ronald CBE [4], Chief Operating Officer
Appointed to the Board in 2002 as a Chief Operating Officer. Formerly head of GEC's North American defence business, in 1999 he was appointed President and CEO of BAE Systems North America. He is a member of the board of governors of the Electronic Industries Association and the board and executive committee of the Aerospace Industries Association.

Appointed: 2002 Age: 63

George Rose, Group Finance Director
Appointed Group Finance Director in 1998 and is a member of the shareholder committee of Airbus SAS. Prior to joining the company in 1992, he held senior positions in the Rover Group and Leyland DAF. He is a non-executive director of Saab AB and National Grid Transco plc, and a member of the Financial Reporting Review Panel.

Appointed: 1998 Age: 52


Mark Ronald


George Rose


Ulrich Cartellieri


Michael Hartnall


Lord Hesketh


Sir Peter Mason


Michael Portillo

Non-executive directors

Professor Sue Birley [1,2,3]
Formerly Professor of Entrepreneurship at Imperial College, University of London, and has held a number of academic positions at INSEAD, London Business School and Cranfield Institute of Technology. She was formerly a non-executive director of National Westminster Bank plc. Professor Birley chairs the Board's Remuneration Committee.

She is considered to be independent for the purposes of the Combined Code on Corporate Governance.

Appointed: 2000 Age: 61

Dr Ulrich Cartellieri [2,3]
A director of Robert Bosch GmbH and, until recently, a member of the Supervisory Board of Deutsche Bank AG. He is also a member of the International Advisory Committee of the Federal Reserve Bank of New York.

He is considered to be independent for the purposes of the Combined Code on Corporate Governance.

Appointed: 1999 Age: 67

Michael Hartnall [1]
Formerly finance director of Rexam plc, prior to which he held senior positions with a number of manufacturing companies. He is also a non-executive director of Lonmin plc and Elementis plc. Mr Hartnall chairs the Board's Audit Committee. He is a fellow of the Institute of Chartered Accountants in England and Wales.

He is considered to be independent for the purposes of the Combined Code on Corporate Governance.

Appointed: 2003 Age: 62

Rt Hon Lord Hesketh KBE [2]
Non-executive deputy chairman of Babcock International Group Plc and Chairman of British Mediterranean Airways. Lord Hesketh has held UK government ministerial positions in the Department of the Environment and the Department of Trade and Industry. He is a former government Chief Whip in the House of Lords and a Privy Councillor.

Appointed: 1994 Age: 54

Sir Peter Mason KBE [1,2,3]
Chief executive of AMEC plc. Prior to joining AMEC plc in 1996, he served as an executive director of BICC plc, chairman and chief executive of Balfour Beatty Ltd and chief executive of Norwest Holst Group PLC. He is also a board member of UK Trade and Investment. Sir Peter Mason has been nominated the Board's Senior Independent Director.

He is considered to be independent for the purposes of the Combined Code on Corporate Governance.

Appointed: 2003 Age: 58

Rt Hon Michael Portillo MP [1,2]
A cabinet minister in the 1990s, Michael Portillo was successively Chief Secretary to the Treasury, Secretary of State for Employment, and Secretary of State for Defence. He entered Parliament in 1984, was admitted to the Privy Council in 1992 and currently represents the Parliamentary constituency of Kensington and Chelsea.

He is considered to be independent for the purposes of the Combined Code on Corporate Governance.

Appointed: 2002 Age: 51

Company Secretary

David Parkes

1 member of the Audit Committee 2 member of the Nominations Committee 3 member of the Remuneration Committee 4 member of the Non-Executive Directors' Fees Committee

Corporate governance

Successful companies are valuable not only to their shareholders but also to a wide community of individuals and organisations that benefit from the goods, services and wealth they generate. A company's board is ultimately responsible for ensuring that the right leadership, strategy and control structures are present to produce and sustain the delivery of this value. The essential elements of good corporate governance are having well thought out and robust means of delivering the right leadership, the right strategy and the right controls.

The Board of BAE Systems, like the rest of the company, strives continually to improve its performance and, in the area of corporate governance, recognises the need to do this against a background of considerable change in recent years. In particular, the Board has noted the changes to the US corporate governance environment and will use these developments as well as possible further changes in the UK and the European Union to inform best practice.

Good corporate governance, and its visibility, gives confidence to all associated with a company that it is being managed well and that value is being created. Our objective in this report, and those produced by the Board's committees, is to communicate the key elements of the company's governance structure and relate this to the principles in the UK's Combined Code on Corporate Governance. **Dick Olver, Chairman**

The Board

"Every company should be headed by an effective board, which is collectively responsible for the success of the company."
Combined Code – Main Principle A.1

The Board of BAE Systems recognises that it is responsible for the leadership of the company and that in discharging this responsibility it is required to take decisions objectively and in the best interests of the company. The Board through a single document, the Operational Framework, has provided all employees with details of the standards of behaviour and key policies that are mandatory across the company. The areas covered by it include:

- business ethics
- business planning
- risk management
- internal control
- personal behaviour.

Further details of the key business processes described in the Operational Framework appear below (see Internal Control).

The Board recognises the importance of having a clear and well founded business strategy. The company has over a number of years developed a core process, the Integrated Business Planning process (IBP), for developing the company's strategy, ensuring that it is implemented and that business plans supporting the strategy are integrated across all of the company businesses and functions. The IBP process is managed by the Chief Executive with the Board being involved closely in evaluating the strategic options for the company and in ultimately agreeing the strategy and the resultant business plan. Once agreed by the Board, it uses the IBP to set objectives and stretch targets for senior management and to monitor the operational performance of the company. During the year as part of the IBP process the Board and the company's Executive Committee spent a number of days evaluating and challenging the strategic options available to the company.

The company has developed a number of processes and controls aimed at ensuring that financial information systems are robust. In addition, financial controls and risk management processes are in place to protect the integrity of financial information, ensure that operational decisions are made on a sound basis and that the company's assets are protected. The Board has delegated to the Audit Committee responsibility for reviewing in detail the effectiveness of processes and controls in this area and requires it to report back on these matters on a regular basis so that the Board as a whole can consider them.

The Board is scheduled to meet on six occasions during the year and usually a number of additional meetings are called as required. In 2004 it met on 12 occasions. At each scheduled meeting the Board reviews the company's performance against the agreed business plan and also major contracts and variances to the profitability forecast for these contracts.

Whilst the Board has delegated the normal operational management of the company to the Chief Executive, it has agreed a formal schedule of matters that are reserved for its decision. This schedule includes:

- approving the group strategy and business plan;
- ensuring that the company has proper reporting and internal control systems and that appropriate polices are in place to cover matters such as political and charitable donations, health, safety and the environment, employment and the export of defence equipment;
- approving changes to the company's capital structure, and, above a certain limit, the raising of debt finance;
- approving major changes to risk management policies, treasury policies and the group pension schemes; and
- above certain limits set by the Board, approving the acquisition and disposal of assets.

The attendance by individual directors at meetings of the Board and its Committees in 2004 was as follows:

Director	Board	Audit	Remuneration	Nominations
Prof S Birley	9 (12)	4 (4)	7 (7)	7 (7)
Dr U Cartellieri	9 (12)	-	7 (7)	7 (7)
Sir Richard Evans*	8 (8)	-	-	4 (4)
Mr C V Geoghegan	10 (12)	-	-	-
Mr M J Hartnall	11 (12)	4 (4)	-	-
Lord Hesketh	8 (12)	1 (1)	1 (1)	4 (4)
Mr M Lester	10 (12)	-	-	-
Sir Peter Mason	10 (12)	-	7 (7)	7 (7)
Mr S L Mogford	11 (12)	-	-	-
Mr R L Olver**	5 (5)	-	-	3 (3)
Rt Hon M Portillo	11 (12)	4 (4)	-	7 (7)
Mr M H Ronald	9 (12)	-	-	-
Mr G W Rose	12 (12)	-	-	-
Mr P Scaroni***	0 (5)	0 (1)	-	-
Mr M J Turner	11 (12)	-	-	-

(Figures in brackets denote the maximum number of meetings that could have been attended. Whilst six of the Board meetings held during the year were scheduled well in advance, six of the Board meetings were, out of business necessity, called at short notice.)

* retired 30 June 2004
** appointed 17 May 2004
*** retired 5 May 2004

The Operational Framework sets out the group's organisation structure together with the attendant delegated authorities. The Board has recognised that the terms on which the company accepts complex long-term contracts is critical to the performance of the company. The Board has therefore determined that all contract bids and tenders above certain limits must be approved by it and, given the different risk profiles of the various stages of a long-term design and build contract, has set guidelines on the nature of the contracting arrangements that it is willing to approve.

The Board believes that it is important that it is involved in developing and ultimately agreeing the strategy for the company. Through the IBP process the Board agrees the strategic and operational priorities for the company and in turn these priorities are used to determine the objectives and targets for individual directors. Through the Remuneration Committee the Board ensures that, based on the financial targets in the IBP, suitable 'stretch targets' are set for the executive directors' bonus scheme.

The Board has initiated work recently aimed at ensuring that it has best practice processes for establishing performance objectives. Building on the existing framework for performance management, this is aimed at developing the important role the Board plays in setting overall performance goals for the company and making sure that progress is made against them.

Chairman and Chief Executive

"There should be a clear division of responsibilities at the head of the company between the running of the Board and the executive responsibility for the running of the company's business. No one individual should have unfettered powers of decision."
Combined Code – Main Principle A.2

The Chairman and Chief Executive have been appointed separately and there is a clear division of responsibilities between these two positions. The Chairman, who serves in a non-executive capacity, is responsible for the effective working of the Board and setting the agenda for its meetings. In order to facilitate the exchange of information and ideas, as well as to develop effective working relationships, the executive and non-executive directors meet on a number of occasions during the year on an informal basis.

The Nominations Committee initiated the search for a successor to the previous chairman in 2003 and completed this process in March 2004 when it was announced that Mr Olver would be appointed Chairman. The search process was at all times controlled by the Nominations Committee and its Chairman, Sir Peter Mason. The Board endorsed Mr Olver's nomination and it was agreed that, at the time of his appointment, he was independent based on the Code's criteria for assessing the independence of directors.

Board balance and independence

"The Board should include a balance of executive and non-executive directors (and in particular independent non-executive directors) such that no individual or small group of individuals can dominate the Board's decision making."
Combined Code – Main Principle A.3

At present the Board comprises 13 directors, of whom seven are non-executive. The Nominations Committee and the Board have reviewed the provisions in the Combined Code and have concluded that, under the definitions used, all of the non-executive directors are independent with the exception of Lord Hesketh and Mr Olver. Lord Hesketh has been a director of the company for eleven years and consequently, based on the guidance in the Combined Code, the Board has concluded that he is not independent. Mr Olver was appointed a non-executive director on 17 May 2004 and was independent from that date until he was appointed Chairman on 1 July.

Mr Scaroni retired from the Board on 5 May 2004; throughout the period of his appointment he was an independent non-executive director. Sir Richard Evans retired from the Board on 30 June 2004, as a former executive director and employee of the company he was not independent.

Throughout the year the Board was non-compliant with provision A.3.2 that requires that at least half the Board, excluding the Chairman, should comprise independent non-executive directors.

The terms of reference of the Board's Nominations, Audit and Remuneration committees state that only members of those particular committees have a right to be present at their meetings. The membership of these committees is reviewed on a regular basis to ensure that undue reliance is not placed on any one director. The last such review was undertaken by the Nominations Committee in 2004.

The Board has appointed Sir Peter Mason as its Senior Independent Director.

Appointments to the Board

"There should be a formal rigorous and transparent procedure for the appointment of new directors to the Board."
Combined Code – Main Principle A.4

The Board has appointed a committee, the Nominations Committee, with responsibility for reviewing the composition of the Board on a regular basis and, if deemed necessary, to find suitable candidates for nomination to the Board. Further details of this work are reported in the Nominations Committee report shown on page 41.

One of the Board's prime responsibilities is ensuring that robust processes are in place for identifying and developing the company's management resources. BAE Systems has developed such a process and this has been integrated into its human resources management processes. The Board undertakes a review of management resources each year with a view to ensuring that succession plans are in place for all senior management positions. The Nominations Committee undertakes a similar review covering the executive appointments to the Board including that of Chief Executive.

Information and professional development

"The Board should be supplied in a timely manner with information in a form and of a quality to enable it to discharge its duties. All directors should receive induction on joining the board and should regularly update and refresh their skills and knowledge."
Combined Code – Main Principle A.5

The Board has agreed the format of a report that it receives regularly from the Chief Executive detailing the performance of the company's businesses relative to the business plan approved by the Board. This report also informs the Board of matters concerning marketing, investor relations, corporate finance, mergers and acquisitions and human resources.

The Chief Executive is responsible for ensuring that the training and development needs of the executive directors are understood and addressed. The Company Secretary is responsible for working with the non-executive directors to provide the resources and assistance required to keep their skills and knowledge current. In addition, the non-executive directors are regularly provided with opportunities to develop their understanding of the company by visiting its facilities and meeting with employees. During 2004 members of the Board undertook a number of familiarisation visits, including visits to the shipyards in Glasgow and Barrow, the Air Systems sites in Lancashire, Airbus in Toulouse, North America's IESI business sector in Merrimack NH and Lexington MA, as well as visits to the AMS, MBDA and Flagship joint ventures in the UK. New directors are available to meet with major shareholders as requested.

When directors first join the Board the Company Secretary is responsible for ensuring that an induction programme is provided to meet the needs of the new director. Typically this process will cover the duties of a director, familiarisation with the company's core processes and system of internal control as well gaining an understanding of the various businesses by meeting with senior managers throughout the company. To date this has not included specific training in social, environmental and ethical matters, however in future this will be the case.

The Company Secretary, through the Chairman, is responsible for advising the Board on governance matters. The Company Secretary is appointed by, and can only be removed by, the Board.

Performance evaluation

"The Board should undertake a formal and rigorous annual evaluation of its own performance and that of its committees and individual directors."
Combined Code – Main Principle A.6

The Board has recently undertaken an evaluation of its own effectiveness and that of the Audit, Nominations and Remuneration committees. The performance of individual directors was also evaluated as part of this process. External consultants were employed to help facilitate this process and it is believed that the involvement of an independent third party helped to ensure that the performance evaluation was rigorous and fair to all involved.

The evaluation was aimed at reviewing how effective the Board was in discharging its duties and the behaviours of those sat around the board table. The views of all directors and the Company Secretary were sought through a questionnaire and a structured interview with the facilitators.

Feedback on individual performance was provided to directors individually by the facilitators. The Senior Independent Director, having first discussed the matter with the facilitators, provided the Chairman with feedback on his performance; similarly the Chief Executive received feedback on his performance.

The main themes from the evaluation were presented to the Chairman and Senior Independent Director, prior to this being presented to the Board as a whole. Some of the points made on Board performance, and the actions subsequently agreed by the Board, were:

- **there was scope to increase the number of non-executive directors on the Board** – the Board agreed this point and it was noted that search activities had already been initiated by the Nominations Committee with a view to the appointment of additional non-executive directors, including the appointment of individuals with US experience;
- **the number of scheduled Board meetings should be increased** – the Board has agreed that the number of meetings scheduled for 2005 should be seven, rising to eight in 2006;
- **the Board's committees were well chaired but would benefit from the appointment of additional members** – following review by the Nominations Committee the Board agreed that Sir Peter Mason should join the Audit Committee as it was believed that his specific knowledge of large-scale prime contracting would be a valuable asset. Committee membership will be further reviewed when additional non-executive appointments have been made;
- **corporate responsibility could be given a higher priority on the Board's agenda** – as reported later in this report, the Board has agreed to form a Corporate Responsibility Committee.

The following points were also made in the evaluation:

- the Board was well informed of major areas of importance to the company with efficient means of communication in place;
- decision making was good, aided by the rigour and discipline employed in the development of strategy.

The Board will be implementing, during the course of 2005, a number of actions that have been agreed in response to points made in the evaluation exercise, including those detailed above.

Annual re-election

"All directors should be submitted for re-election at regular intervals, subject to continued satisfactory performance. The Board should ensure planned and progressive refreshing of the Board."
Combined Code – Main Principle A.7

The Nominations Committee Report (page 41) outlines the work of the committee in planning for the progressive refreshing of the Board.

The company's Articles of Association require that all new directors seek re-election to the Board at the following Annual General Meeting (AGM). In addition, all directors are required to stand down and seek re-election to the Board at least once every three years.

The evaluation process detailed earlier in this report included an evaluation of all directors by their fellow Board members. Taking the information from this into account, the Chairman will be advising shareholders in the Notice of Meeting for the forthcoming AGM that the three directors standing for re-election are effective and committed members of the Board and recommends that shareholders vote in favour of their re-election.

As required by the company's Articles of Association the Chairman will be seeking election at this year's AGM (it being the first AGM immediately following his appointment to the Board), and the Nominations Committee and the Board recommend that shareholders vote in favour of his election.

Mr Turner, Mr Ronald and Sir Peter Mason will retire by rotation and seek re-election at the AGM. As executive directors, both Mr Turner and Mr Ronald have service agreements with the company. Mr Turner's agreement requires that the company give him 12 months' notice of termination. Mr Ronald's is of a fixed term nature and as at the date of this report the unexpired term is 311 days. Sir Peter Mason is a non-executive director and does not have a service agreement, his letter of appointment does not have a notice period. Lord Hesketh will retire at the company's AGM to be held on 4 May 2005 and will not seek re-election.

The Board has set out in the Notice of Annual General Meeting (enclosed with this report) their reasons for supporting the re-election of the directors seeking re-election at the forthcoming AGM. The evaluation exercise undertaken by the Board confirms that the performance of the directors seeking re-election continues to be effective and that they continue to show commitment to their role.

Financial reporting

"The Board should present a balanced and understandable assessment of the company's position and prospects."
Combined Code – Main Principle C.1

In preparing these reports the directors have sought to present a balanced and easily understood assessment of the company's performance and have given guidance on its future prospects. In producing the operating and financial review (OFR) section of this report (pages 10 to 27) the company has looked to conform with the Accounting Standards Board's statement of best practice concerning such reporting. Recognising that the UK government has introduced legislation concerning the contents of a company's OFR, BAE Systems will be taking action in 2005 to ensure that it is well placed to provide shareholders with an OFR that builds on our existing practice and is compliant with these new requirements.

After making due enquiries, the directors have a reasonable expectation that the group has adequate resources to continue in operational existence for the foreseeable future. For this reason they continue to adopt the going concern basis in preparing the accounts.

Internal control

"The Board should maintain a sound system of internal controls to safeguard shareholders' investments and the company's assets."
Combined Code – Main Principle C.2

BAE Systems has developed a system of internal control that encompasses, amongst other things, the policies, processes, tasks and behaviours, that taken together, seek to:

- facilitate the effective and efficient operation of the company by enabling it to respond appropriately to significant operational, financial, compliance and other risks that it faces in carrying out its business;
- assist in ensuring that internal and external reporting is accurate and timely and based on the maintenance of proper records supported by robust information gathering processes; and
- assist in ensuring that the company complies with applicable laws and regulations at all times and also internal policies in respect of the standards of behaviour and conduct mandated by the Board.

Reporting within the company is structured so that key issues are escalated through the management team ultimately to the Board if appropriate. The Operational Framework provides a common framework across the company for operational and financial controls. The business processes detailed within the Operational Framework draw on global best practice and their application is mandated across the organisation. Lifecycle Management (LCM) is such a process; properly applied, this process is key to helping deliver effective project management from inception (including the bid process) through to product delivery and ultimately customer support.

Further key processes are Integrated Business Planning (IBP), monthly Contract Status Reviews, Quarterly Business Reviews (QBR) and Monthly Finance Reviews. The IBP approved annually by the Board, results in an agreed long-term strategy for each business group, together with detailed near-term budgets. The QBRs evaluate progress against the IBP and are chaired by the Chief Operating Officers and the Group Managing Director of the CS&S and Land Systems business.

Whilst the quality of the control processes is fundamental to the overall control environment, the consistent application of these processes is equally important. In the last few years a great deal of management time has been devoted to achieving the robust application of core control processes and good progress has been made. However, this area has been targeted for further improvement and the consistent application of world-class control processes will remain one of management's prime objectives. Likewise the monitoring of performance in this area will continue to be a key responsibility for the Audit Committee and the Board.

The company is committed to the protection of its assets, which include human, property and financial resources, through an effective risk management process, underpinned where appropriate by insurance.

The Internal Audit team independently reviews the risk identification procedures and control processes implemented by management. It provides objective assurance as to the operation and validity of the systems of internal control through a programme of cyclical reviews making recommendations for business and control improvements and tracking their implementation.

The Board has delegated to the Audit Committee responsibility for reviewing in detail the effectiveness of the company's system of internal controls including risk management processes. Having undertaken such reviews, the Committee reports to the Board on its findings so that the Board as a whole can take a view on these matters. In order to assist the Audit Committee and the Board in this review, the company utilises a process, the Operational Assurance Statement (OAS) process. This has been subject to regular review over a number of years, which has resulted in a number of refinements being made.

The OAS requires that each part of the business complete a formal review of its compliance against the Operational Framework, including operational and financial controls and risk management processes. It is signed-off by the managing director of every business unit, all functional directors and the executive directors. The OAS is completed every half year and includes a formal assessment of business risk.

The overall responsibility for the system of internal control within BAE Systems rests with the directors of the company. Responsibility for establishing and operating detailed control procedures lies with the managing director of each operating business.

In line with any system of internal control, the policies and procedures that are mandated in the Operational Framework are designed to manage rather than eliminate the risk of failure to achieve business objectives, and can only provide reasonable and not absolute assurance against material misstatement or loss.

The responsibility for internal control procedures with joint ventures and other collaborations rests primarily with the senior management of those operations. The company monitors its investments and exerts influence through Board representation.

The internal control processes detailed above were in place throughout 2004 and in 2005 to the date of this report and in this period were in accord with the guidance in the Turnbull Report.

Corporate responsibility

Recognising the importance of corporate responsibility (CR) concerns the social, environmental and ethical issues associated with the company's operations the Board has agreed that it will review formally on an annual basis the company's performance in this area. The Board has agreed policies concerning the management of important CR matters and these have been incorporated into the company's Operational Framework. The OAS process described earlier is used to provide the Board with assurance that all parts of the company have acted in compliance with key CR policies. Integrated into the OAS process is a risk identification and management process that looks at all risks, including CR risks be they of a short or long term nature. This in turn draws on a number of dedicated CR risk processes used throughout the group. Compliance with key CR policies forms part of the work undertaken by the Internal Audit function and specialist compliance personnel.

The Board is responsible for all CR matters and recognises the importance of providing the company with clear leadership in this area. The Board has delegated to the Chief Executive responsibility for all CR operational matters and he has given specific responsibility for health, safety and environment to the Group HR Director and for our anti-corruption compliance programme to the Group Legal Director. They are supported in this work by a dedicated Corporate Responsibility team and our Corporate Responsibility Forum, which draws on staff with relevant expertise across all group businesses. All directors receive on a monthly basis a report from the Chief Executive that includes, where appropriate, information on CR matters.

The Board has agreed recently to form a Corporate Responsibility Committee that will be responsible for reviewing and monitoring the processes the company uses to manage social, environmental and ethical risks and to assist the Board in developing its strategy and policy in this area. The committee will report to the Board on a regular basis and will be chaired by one of the non-executive directors.

Pages 28 to 31 of this report deals with CR matters, however the Board has always recognised that, given the nature of our business, certain CR risks will be more critical than others. Compliance with export regulations and compliance with international anti-corruption laws and regulations are two such areas and the company's policy in these areas is outlined below:

Export of defence equipment

The key elements of our policy concerning the export of defence equipment are:

- to maintain an active and open dialogue with relevant government departments in the territories in which we operate to ensure compliance with government policy and the law and regulations of those territories governing the export of our products;
- to comply at all times with the conditions of export licences and other regulations and controls applicable to the sale of military and dual-use equipment and technology; and
- to respect the values of the international community and the laws of those countries where we conduct our business.

Compliance with international anti-corruption laws

BAE Systems demands and expects honesty, integrity and fairness in all aspects of its business. In support of this expectation, the company is committed to compliance with laws implementing the OECD Anti-Bribery Convention and the US Foreign Corrupt Practices Act. The company will not tolerate bribery or any attempt by way of gifts, payments or favours to influence improperly the decisions of our customers or suppliers.

A comprehensive compliance programme has been in place for a number of years and is aimed at ensuring that our policies in this area are observed and enforced. To date over 2,500 employees, in a position where such training is relevant, have received training as part of this programme and the company looks to ensure that it remains at the forefront of work being undertaken by companies in this area.

The Board recognises that compliance with these two areas is of critical importance to the company.

The company publishes a separate Corporate Responsibility Report. This can be found on the company's website or obtained from the Company Secretary.

Relations with shareholders

"There should be a dialogue with shareholders based on the mutual understanding of objectives. The Board as a whole has responsibility for ensuring that a satisfactory dialogue with shareholders takes place."
Combined Code – Main Principle D.1

"The Board should use the AGM to communicate with investors and to encourage their participation."
Combined Code – Main Principle D.2

The company has a comprehensive investor relations programme aimed at providing existing and potential investors with a means of developing their understanding of the company and raising any concerns and issues they may have. In 2004, the company held 226 meetings with major investors, 70 of these were attended by the Group Finance Director, 31 by the Chief Executive and 11 by the Chairman.

The Board has agreed that each year it should formally review investor relations matters with a view to ensuring that all members of the Board are acquainted with any issues or concerns that major shareholders may have. The company undertakes on a regular basis a survey of institutional shareholders' opinions and views, the results of which are reported to the Board.

The company maintains a comprehensive Investor Relations website that provides, amongst other things, information on investing in BAE Systems and copies of the presentation materials used for key shareholder presentations. This can be accessed via the company's website, www.baesystems.com.

The Annual General Meeting provides all shareholders with the opportunity to develop their understanding of the company and ask questions on the matters put to the meeting including this report and accounts. All shareholders are entitled to vote on the resolutions put to the AGM and, to ensure that all votes are counted, the company's Articles of Association requires that a poll is taken on all the resolutions in the Notice of Meeting. The results of the votes on the resolutions are published on the company's website.

Compliance statement

Companies that have a stock market listing in the United Kingdom are required to report to shareholders each year on their compliance, or otherwise, with the UK's Combined Code on Corporate Governance (the "Combined Code"). The Combined Code details what is perceived to be best practice in the area of corporate governance and companies are required to report on how they have applied the principles in the Combined Code and to either confirm that it has complied with the Combined Code's detailed provisions or explain why they have not complied.

The Board has considered the company's compliance with these provisions and confirms that, as at the date of this report, it is compliant with all provisions with the exception of provision A.3.2. This provision requires that at least half of the Board, excluding the Chairman, should comprise non-executive directors determined by the Board to be independent. As reported, the Board has agreed that it should be compliant with this provision and a search for suitable candidates for appointment to the Board in a non-executive capacity is in progress. It is believed that this process will be successful and that the Board will in due course be compliant.

In the period from 1 January to 25 February 2004 the membership of the Board's Audit and Remuneration committees was not compliant with provisions C.3.1 and B.2.1 of the Combined Code as one member, Lord Hesketh, was not independent using the definitions used in the new Combined Code (in previous years he had been considered independent under the provisions of the original Combined Code). On 25 February 2004 the Board changed the composition of the Audit and Remuneration committees to ensure that the company complied with the new Code.

Statement of directors' responsibilities

Company law requires the directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the company and the group and of the profit or loss for that period. In preparing those financial statements, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements; and
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the company will continue in business.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the company and to enable them to ensure that the financial statements comply with the Companies Act 1985. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the group and to prevent and detect fraud and other irregularities.

Audit Committee report

"The Board should establish formal and transparent arrangements for considering how they should apply the financial reporting and internal control principles and for maintaining an appropriate relationship with the company's auditors."
Combined Code – Main Principle C.3

Members:
Michael Hartnall (Chairman)
Prof Sue Birley
Sir Peter Mason
Rt Hon Michael Portillo

Responsible for:

- reviewing the effectiveness of the company's financial reporting, internal control policies and procedures for the identification, assessment and reporting of risk;
- monitoring the role and effectiveness of the Internal Audit function including approving the appointment or removal of the Head of Internal Audit;
- considering and making recommendations to the Board on the appointment of the Auditors;
- keeping the relationship with the Auditors under review, including the terms of their engagement and fees, their independence and their expertise, resources and qualifications;
- monitoring the integrity of the company's financial statements;
- reviewing significant financial reporting issues and judgements.

(The full terms of reference of the Audit Committee can be found on the company's website or can be obtained from the Company Secretary.)

The Committee is chaired by Michael Hartnall who is a chartered accountant and has recent experience of serving as a finance director of a major UK listed company. In addition to Mr Hartnall, there are a further three members of the Audit Committee all of whom are independent non-executive directors. Lord Hesketh was a member of the Committee until 25 February 2004. Mr Scaroni was a member up until his retirement from the Board on 5 May 2004. The Committee normally asks the company's Chief Executive, Group Finance Director and Internal Audit Director to attend its meetings together with the Auditors. However, during the year the Committee did meet when no executive directors were present and has also met with just the Head of Internal Audit present and just the Auditors present.

The Committee met four times in 2004 and is scheduled to hold the same number of meetings in future years. The Committee has agreed an annual programme of matters to be covered by the Committee at these scheduled meetings and for the first time in 2004 one of the scheduled meetings was hosted by one of the company's business units, providing the opportunity for the Committee to meet local management and discuss audit and control processes.

Since the beginning of 2004 the Audit Committee has undertaken the following in order to discharge its responsibilities:

- reviewed the financial statements in the 2003 and 2004 reports and accounts and the interim report issued in September 2004. As part of this review the Committee received a report from the Auditors on their audit of the annual reports and accounts and review of the interim report;
- reviewed the output from the group-wide process used to identify, evaluate and mitigate risks;
- reviewed the effectiveness of the company's internal controls and disclosures made in the annual report and accounts on this matter;
- reviewed and agreed the scope of the audit work to be undertaken by the Auditors;
- monitored the work being undertaken by the company in preparation for the introduction of International Financial Reporting Standards;
- considered a report from the Auditors on their review of the effectiveness of controls across the company and received a report on management action taken in response to work undertaken by the Auditors in 2004;
- agreed the fees to be paid to the Auditors for their audit of the 2004 accounts and interim report;
- reviewed its own effectiveness;
- undertaken an evaluation of the performance of the Internal Audit function;
- undertaken an evaluation of the performance of the Auditors;
- agreed a programme of work for the company's Internal Audit function;
- received a report from the Internal Audit Director on the work undertaken by Internal Audit and management responses to proposals made in the audit reports issued by the function during the year; and
- received scheduled presentations on the company's treasury and tax departments and group pensions arrangements.

The Committee recognises that one of its key responsibilities is reviewing the risks to the company's performance and the security of its assets. Twice a year the Committee reviews the output from the group process that is used to identify and evaluate risk; this process also reports on the elimination or mitigation of risk and the relative level of risk within the group. This information is verified by the Internal Audit function and made available to the Auditors.

The company has established an employee hotline, the BAE Systems Ethics Hotline, to provide a means by which employees can raise concerns they may have about any action that they believe may be unlawful, dishonest, harmful to others, against company policy, improper business conduct or is simply unacceptable behaviour. To help ensure that employees have faith in this arrangement it is provided by a third party who pass details of calls or emails received to the Head of Internal Audit. The operation of the Ethics Hotline is monitored by the Ethics Review Committee; this is chaired by the Head of Internal Audit and members are drawn from our legal, internal audit, human resources and security departments. The Audit Committee receives regular reports on individual contacts made to the hotline which includes a summary of the nature of the issue raised and details of any action taken. Additional information on Ethics Hotline reporting is available in the full Corporate Responsibility Report.

The Committee has formally reviewed whether there are any factors that may prejudice the independence of the Auditors. Part of this review involved the receipt of a letter from KPMG Audit Plc confirming that they believed they remained independent within the meaning of the regulations on this matter and their professional standards. The Committee recognises that, in addition to the statutory audit work undertaken by the company's Auditors, there will be certain work of a non-audit nature that is best undertaken by the Auditors. It believes that, provided suitable controls are in place, doing this work does not compromise the independence of the Auditors. Consequently, the Committee has agreed rules to control the nature and quantity of non-audit work undertaken by the Auditors. In addition, guidelines have been adopted restricting the employment within the group of individuals formerly employed by the Auditors.

The Committee oversees the work undertaken by the company's Internal Audit function, reviewing, amongst other things, the resourcing of the function, its proposed audit programme and outstanding audit recommendations. During the year, the Committee reviewed the performance of the company's Internal Audit function. To inform the Committee on this matter, the Auditors, the managing directors of all group business units and members of the Committee completed questionnaires on the performance of the function.

As reported to shareholders last year, the Audit Committee has adopted a programme undertaking a major review of the company's Auditors every three years and in the years in between undertaking a review to monitor their performance. The next major review will be undertaken later in 2005.

A review of the performance of the company's Auditors was undertaken recently by the Audit Committee. On the basis of this review the Committee recommended to the Board that they support the re-appointment of KPMG Audit Plc as the company's Auditors. The Board has agreed with this recommendation and consequently a resolution to this effect will be put to shareholders at the company's Annual General Meeting.

The Chairman of the Committee reports to the Board on the proceedings of all Committee meetings and the minutes of all meetings are made available to Board members.

On behalf of the Audit Committee

Michael Hartnall
Audit Committee Chairman

23 February 2005

Nominations Committee report

"There should be a formal, rigorous and transparent procedure for the appointment of new directors to the board."
Combined Code – Main Principle A.4

Members:
Dick Olver (Chairman)
Prof Sue Birley
Dr Ulrich Cartellieri
Lord Hesketh
Sir Peter Mason
Rt Hon Michael Portillo

Responsible for:
- reviewing regularly the structure, size and composition of the Board and making recommendations to the Board on any changes desirable;
- identifying and nominating for the Board's approval suitable candidates to fill vacancies for non-executive directors and, with the assistance of the Chief Executive, executive directors;
- planning for the orderly succession of new directors to the Board;
- recommending to the Board the membership and chairmanship of the Audit and Remuneration committees.

(The full terms of reference of the Nominations Committee can be found on the company's website or can be obtained from the Company Secretary.)

The Board has established a Nominations Committee that, since January this year, has been chaired by Dick Olver. Apart from Dick Olver and Lord Hesketh all of the members of the Committee are independent non-executive directors. Throughout 2004 Sir Peter Mason was Chairman of the Committee. Sir Richard Evans was a member of the Committee until his retirement on 30 June 2004. Throughout 2004 a majority of the members of the Committee were independent non-executive directors. The Committee met seven times during the year.

The Committee's key objective is to ensure that the Board comprises individuals with the requisite skills, knowledge and experience to ensure that it is effective in discharging its responsibilities. To meet this objective the Committee has agreed that each year it will meet to review the succession plans for existing members of the Board and consider whether or not it wishes to make recommendations to the Board regarding changes to its composition. When a need for a further appointment to the Board is identified by the Committee, its practice is to agree the profile of the ideal candidate and appoint external search consultants to assist in identifying the right person for nomination to the Board.

In 2004, the Committee completed the process of nominating a candidate to succeed Sir Richard Evans as Chairman. At the start of this process the Committee agreed the profile of the ideal candidate, the scope of the role and the amount of time that the successful candidate would need to dedicate to the job. External search consultants assisted the Committee in the recruitment process that led to the appointment of Dick Olver to the Board in May 2004. Mr Olver was, until July last year, Deputy Chief Executive of BP p.l.c.

Prior to his appointment the Committee agreed the terms of a letter of appointment with Mr Olver, requiring that he dedicates on average not less than two days each week to the role, and that the agreement of the Committee be sought before accepting additional commitments that might affect the time that he is able to devote to his duties as a director and Chairman of the company. Mr Olver's other business commitments are his duties as Deputy Chairman of TNK-BP, a joint venture company partly owned by his former employer BP p.l.c., and his appointment as a non-executive director of Reuters Group plc.

Also in 2004, the Committee formally reviewed the composition of the Board and following this agreed that additional non-executive directors should be sought as soon as possible with the aim of ensuring that at least half the members of the Board are independent non-executive directors. It also recognised the need to appoint non-executive directors with a US background. Search consultants were engaged in 2004 to assist the Committee in finding suitable candidates for appointment to the Board and they have been provided with a clear brief by the Committee on the knowledge, skills and experience required in prospective candidates.

On behalf of the Nominations Committee

Dick Olver
Nominations Committee Chairman

23 February 2005

Remuneration report

"Levels of remuneration should be sufficient to attract, retain and motivate directors of the quality required to run the company successfully, but a company should avoid paying more than is necessary for this purpose. A significant proportion of executive directors' remuneration should be structured so as to link rewards to corporate and individual performance."
Combined Code – Main Principle B.1

"There should be a formal and transparent procedure for developing policy on executive remuneration and for fixing the remuneration packages of individual directors. No director should be involved in deciding his or her own remuneration."
Combined Code – Main Principle B.2

The Remuneration Committee

Members:
Prof Sue Birley (Chairman)
Dr Ulrich Cartellieri
Sir Peter Mason

Responsible for:
- agreeing a policy for the remuneration of the Chairman and executive directors;
- within the agreed policy, determining individual remuneration packages for the Chairman and executive directors;
- agreeing the terms and conditions to be included in service agreements for executive directors;
- approving any employee share based incentive schemes and any performance conditions to be used for such schemes;
- determining targets for any bonuses or performance related share schemes operated by the company.

(The full terms of reference of the Remuneration Committee can be found on the company's website or can be obtained from the Company Secretary.)

The Board has delegated to the Remuneration Committee responsibility for remuneration policy and determining the specific packages for the executive directors and the Chairman. It also agrees the framework for the remuneration of certain other members of the executive management team. The Committee's terms of reference conform with the requirements of the Combined Code.

The Committee is chaired by Sue Birley and all of its members are independent non-executive directors. Lord Hesketh also served as a member of the Committee until 25 February 2004 when he stepped down from that role as he was no longer deemed to be independent under the provisions of the Combined Code. The company's Chairman and Chief Executive attend committee meetings by invitation only. They do not attend where their individual remuneration is discussed and no director is involved in deciding his own remuneration.

In 2004, the Committee met seven times and details of attendance at these meetings are provided in the Corporate Governance Report on page 35.

During the year Sir Richard Evans (until he retired as Chairman), Dick Olver (since his appointment as Chairman) and Mike Turner (as Chief Executive) provided advice that was of material assistance to the Committee. The Committee also received material assistance and advice on remuneration policy from the company's Group Human Resources Director, Alastair Imrie, and from the Human Resources Director, Remuneration and Benefits, Graham Middleton. In addition, the Committee received advice and services from PricewaterhouseCoopers ("PwC") in respect of the provision and interpretation of comparative senior management remuneration data. PwC were appointed by the company and during the year they provided consulting services to other parts of the BAE Systems group. The Committee is satisfied that the services provided to it by PwC were of a technical nature and did not create any conflict of interest with the company. If a conflict of interest were to arise in the future, the Committee would appoint other consultants in place of PwC.

Remuneration principles

The Committee's remuneration strategy is to provide a remuneration package that:
- helps attract, retain and motivate the highest calibre executives;
- is aligned to shareholders' interests to create sustainable long-term shareholder value;
- is competitive against the appropriate market, providing median reward for median performance and upper quartile reward for upper quartile performance;
- encourages and supports a high performance culture whilst providing a balance between fixed and variable reward;
- is fair and transparent and can be applied consistently throughout the group.

During the year the Committee has undertaken the following in order to discharge its responsibilities:
- set performance targets for the year and reviewed progress against those targets;
- agreed policy for executive share scheme grants including the level of individual grants and performance conditions;
- agreed policy for the operation of the all-employee share schemes;
- awarded bonuses based on the prior year's performance;
- determined the fee level for the incoming Chairman;
- agreed the basis for the annual review of executive directors' remuneration, including the composition of the comparator groups;
- reviewed the levels and structure of remuneration payable to senior executives;
- reviewed the discretionary elements of the executive share plans; and
- reviewed the remuneration report.

On behalf of the Committee

Professor Sue Birley
Chairman of the Remuneration Committee

23 February 2005

Non-Executive Directors' Fees Committee

Members:

Dick Olver (Chairman)
Michael Lester
Mark Ronald
Mike Turner

Responsible for.

- reviewing the fees payable to non-executive directors (excluding the Chairman) and making changes to such fees as deemed appropriate.

(The full terms of reference of the Non-Executive Directors' Fees Committee can be found on the company's website or can be obtained from the Company Secretary.)

The Non-Executive Directors' Fees Committee was formed by the Board in January 2005 with authority on its behalf to agree fees payable to non-executive directors. This role was undertaken previously by the Board as a whole.

The Board has approved the following guidelines to be used by the Committee when discharging its responsibilities:

- fees shall be sufficient to attract and retain individuals with the necessary skills, experience and knowledge required to ensure that the Board is able to discharge its duties effectively;
- in setting fees the Committee shall have regard to the amount of time individual non-executive directors are required to devote to their duties and also the scale and complexity of the business and the responsibility involved;
- fees payable to non-executive directors shall be paid in cash and shall not be performance related;
- non-executive directors shall not participate in the company's share based incentive schemes or pension scheme.

The Committee has held one meeting, that was attended by all members, at which it agreed the changes to the structure of non-executive directors' fees detailed on page 48 of this report.

On behalf of the Committee	**Dick Olver** Chairman of the Non-Executive Directors' Fees Committee 23 February 2005

Executive directors

Remuneration policy

The Remuneration Committee's (the Committee) executive remuneration policy continues to be to set basic salaries at median competitive levels whilst seeking to reward upper quartile performance with potential upper quartile remuneration through the use of bonus schemes and share-based incentives. The Committee intends to continue with the executive remuneration policy as detailed in this report in 2005, and will continue to consult on material changes with principal shareholders. The Committee intends to undertake a formal review of remuneration policy in the second half of 2005.

Remuneration of executive directors consists typically of basic salary, a bonus based on annual performance, participation in employee share schemes and retirement benefits. The Committee reviews the split between basic salary and the performance related elements of remuneration each year in order to incentivise properly executive directors, and believes that a significant proportion of remuneration should be based on schemes that encourage them to perform at the highest level. Through this arrangement, it is possible for those individuals who contribute to sustained high levels of company performance to receive at least a similar level of reward from variable compensation to that received from fixed compensation. At median performance, variable remuneration represents approximately 50% of the remuneration package as shown in the chart below:



Target performance (median)
1 Salary 31%
2 Pension 22%
3 Bonus 15%
4 Long-term incentive rewards 32%
4
1
3

At upper quartile performance, variable remuneration represents significantly more than 50%

The Committee seeks to align the interests of executive directors with those of other shareholders through the use of share based incentive schemes. The company operates a combination of option and share based awards for executive directors within the following framework which is in line with similar plans operated by other FTSE 100 companies:

- awards under the Performance Share Plan to be set at 1 x salary with the eventual quantum capable of exercise being determined by a Total Shareholder Return performance (share price growth plus dividends) over a three year performance period, and release of awards also being subject to a secondary financial measure;
- option grants under the Executive Share Option Plan to be set at a maximum of 1.5 x salary with performance conditions based on earnings per share (EPS) growth.

In respect of grants of options in 2004, the Committee decided to allow one re-test only at the end of year five against the full period from grant and stated that it would further review policy prior to any grant of options in 2005. Having subsequently reviewed the policy relating to re-tests, the Committee has decided not to permit any re-tests for options to be granted in 2005.

The Committee is mindful of the need to ensure consistent measurement of corporate performance which determines the outcome of incentive arrangements during the transition to International Financial Reporting Standards and will be formulating its policy in this regard in 2005.

The long-standing policy of allowing executive directors to hold external non-BAE Systems related non-executive directorships with the prior approval of the Committee will continue. The Committee considers that external directorships provide the company's senior executives with valuable experience that is of benefit to BAE Systems. It is also considered appropriate for BAE Systems, as a FTSE 100 company, to contribute to the pool of non-executive expertise available for the benefit of the wider business community, thereby reciprocating the benefit which it in turn has received from other organisations which have permitted members of their senior management teams to serve in a non-executive capacity on the BAE Systems Board. The Committee believes that it is reasonable for the individual director to retain any fees received from such appointments given the additional personal responsibility that this entails. Such fees retained by full-time executive directors in 2004 were as follows: Michael Lester: £33,000; George Rose: £65,000; and Mike Turner: £27,000.

Basic salary

Executive directors' salaries are reviewed each year by the Committee and adjusted to reflect performance and the competitiveness of salaries relative to the market. Information on the market for comparable management positions is obtained from independent sources and is provided to the Committee so that it can form a view as to where to position basic salaries and benefits relative to comparable companies.

The methodology used is to construct appropriate comparator groups for the individual positions taking account of company size, scale of operations and breadth of role. The median and upper quartile positions are then analysed for base salary, total cash reward (base salary plus annual bonus), total direct reward (total cash reward plus long-term incentives) and total reward including pension. This gives the Committee a view on the competitiveness of the individual elements of the package as well as the package as a whole. The Committee also reviews the trends in the elements of remuneration to ensure that the structure of the package stays in line with market practice, and also takes account of the performance of the individual, the company as a whole and the pay and conditions of group employees.

For the Chief Executive and Group Finance Director, two comparator groups were constructed: the Core Group consists of the 19 FTSE 100 companies (excluding financial institutions) with turnover closest to BAE Systems (nine larger and ten smaller). The Large Companies Group consists of the 23 FTSE 100 companies (excluding financial institutions) with turnover larger than £8bn. The turnover figure was chosen as it represents the company's turnover in 2003 for its wholly owned businesses – if total group turnover had been used, the figure would have been almost £13bn. These two comparator groups give a reasonable range within which the package should be positioned. The Committee also reviewed the data for aerospace and defence companies within the FTSE 100.

For the UK Chief Operating Officers, regression analysis was used to produce appropriate market figures consistent with the size and scale of their businesses, adjusting where necessary to reflect the extra responsibility for the Board roles. For the US Chief Operating Officer, a similar exercise was undertaken based on US company data and, in addition, the packages of similarly sized CEOs' roles were analysed within the US aerospace, defence and general industry sector.

There was no readily available market data for the Group Legal Director. For this role the Committee analysed data for the most senior legal position within FTSE 100 companies (adjusting where necessary for board responsibility) together with available data on the remuneration of senior lawyers within large London law firms.

As a result of this review, the Committee decided to increase the base salary of the executive directors with effect from 1 January 2005 to the following:

Mike Turner Chief Executive	£800,000
George Rose Group Finance Director	£500,000
Chris Geoghegan UK Chief Operating Officer	£445,000
Steve Mogford UK Chief Operating Officer	£445,000
Mark Ronald US Chief Operating Officer	$850,000
Michael Lester Group Legal Director	£540,000

Annual Bonus Plan

The executive directors and other senior executives participate in a cash bonus plan that rewards those individuals if pre-determined targets are met. The targets are derived from the Integrated Business Plan (IBP), which is agreed by the Board and which implements corporate strategy on a groupwide basis by ensuring that business plans which support the strategy are integrated across all businesses. The IBP is used to set the objectives for senior management including the base and stretch targets for the financial measures used for the executive directors in the Annual Bonus Plan.

Non-financial targets comprise key objectives relevant to the individual and/or business and also take account of behavioural performance. The targets for the executive directors are agreed and monitored by the Committee.

2004 was a very successful year with all the major business groups achieving their stretch targets on profit and cash. As a result, all the financial targets within the 2004 Annual Bonus Plan for executive directors were met at the stretch level. In addition, excellent progress was made against the majority of the key non-financial objectives, but the lack of progress in winning more export orders is disappointing and more work remains to be done in 2005 on securing technology transfer from the US to the UK. Accordingly, bonus payments for 2004, which are set out in Table E on page 52, range from 94.5% to 98% of the maximum bonus.

As a result of its annual review of the performance related part of the remuneration package, the Committee has determined that the maximum bonus potential for 2005 will remain unchanged from 2004 at 100% of salary (150% of salary for the US-based executive director, Mark Ronald). The differential between the UK and US-based executive directors takes account of the difference in local market practices.

The structure of the Bonus Plan for executive directors in 2005 (expressed as percentages of base salary) is as follows:

Chief Executive, Group Finance Director, and Group Legal Director

Bonus element	Base Target	Stretch Target
EPS targets	18.75%	37.5%
Group cash targets	18.75%	37.5%
Non-financial objectives		up to 25%

UK-based Chief Operating Officers

Bonus element	Base Target	Stretch Target
EPS targets	9.375%	18.75%
Group cash targets	9.375%	18.75%
Business unit PBIT* target	9.375%	18.75%
Business unit cash target	9.375%	18.75%
Non-financial objectives		up to 25%

* PBIT = Profit before interest and tax

(A similar bonus structure applies for the US-based Chief Operating Officer, prorated to his maximum bonus entitlement of 150%).

Intermediate payments are payable for performance against these targets.

The Chairman and the non-executive directors do not participate in the Annual Bonus Plan.

In determining the performance measures for the Annual Bonus Plan, the Committee took the view that the company's major investors believed earnings per share (EPS) and cash targets (and, where appropriate, PBIT) to be key indicators of long-term financial performance and value creation. These, coupled with the non-financial measures, align the executive directors' objectives with corporate strategy and targeted business performance.

The EPS figure used for the bonus plan (and the Executive Share Option Plan) is based on basic EPS excluding goodwill amortisation and impairment and exceptional items and may be adjusted if necessary to ensure that the figures for individual years are broadly comparable.

Share option schemes and long-term incentive schemes
Performance conditions for grants of options or awards to be made under the Executive Share Option Plan and the Performance Share Plan in 2005 are detailed below. Performance conditions for earlier grants under the Executive Share Option Plan are shown as notes to Table C. Performance conditions for grants of awards under the Performance Share Plan made in 2003 and 2004 are the same as for awards to be made in 2005 as detailed below.

Executive Share Option Plan
Options granted under the Executive Share Option Plan are normally exercisable between the third and tenth anniversary of their grant. Options may only be exercised during this period as follows:

- 33.33% of each option grant is exercisable if the company achieves on average real EPS growth per annum of 3% but less than 4% over the three year performance period;
- 66.67% of each option grant is exercisable if the company achieves on average real EPS growth per annum of 4% but less than 5% over the three year performance period;
- 100% of each option grant is exercisable if the company achieves on average real EPS growth per annum of 5% or more over the three year performance period.

In determining the performance measure for the Executive Share Option Plan, the Committee took the view that the company's major investors believed EPS to be a key indicator of long-term financial performance and value creation.

There will be no re-testing after the three year performance period for options to be granted in 2005.

Performance Share Plan
Conditional awards of shares are made under the Performance Share Plan which are contingent on meeting pre-determined performance criteria. The quantum of shares under award which are capable of being exercised is determined by the company's Total Shareholder Return ranking relative to a comparator group of 18 other defence and aerospace companies operating in the international arena.

Awards in 2005 will continue to be granted at a value equal to the individual's base salary and performance for the 2005 award will be measured as follows:

(i) **total shareholder return (TSR)**
100% of the conditional shares are awarded to directors if the company's TSR over a three year period is in the top 20% of TSRs achieved by the sectoral comparator group, with 25% vesting if the TSR is in the top 50%. Intermediate positions will be calculated on a straight-line pro-rata basis. No awards will be made if the company's performance is outside the top 50%. Awards will be made in three equal instalments at the end of years three, four and five.

(ii) **underlying financial performance**
As a secondary measure the Committee will consider whether there has been a sustained improvement in the company's underlying financial performance and whether it is appropriate to release some or all of the awards. In taking a view of a sustained improvement in underlying financial performance, the Committee may consider (but not exclusively) the following financial metrics: net debt/cash; PBIT; order book; turnover; risk and underlying project performance.

A sectoral TSR peer group will continue to be used in 2005 as the principal performance measure due to its importance to the company's shareholders as an indication of both earnings and capital growth relative to major global defence and aerospace companies. A relative measure is considered important as it rewards management if they outperform against major companies in the same sector rather than success possibly being determined solely by growth in stock markets. The second measure was included to ensure that awards will only vest if there has been a clear improvement in the company's underlying performance over the relevant period.

The composition of the TSR sectoral peer group will not change for awards to be made in 2005. It comprises:

Boeing	Cobham
Dassault Aviation	EADS
Embraer PN	Finmeccanica
General Dynamics	GKN
Goodrich	Honeywell International
Lockheed Martin	Northrop Grumman
Raytheon	Rockwell Collins*
Rolls Royce	Smiths Group
Thales	United Technologies

* the 2003 report referred to Rockwell Automation in error

Restricted Share Plan
Executive directors who participate in the Annual Bonus Plan may be given the option of taking any net cash bonus paid partly or wholly in shares through the Restricted Share Plan. If an election is made to take shares through the Restricted Share Plan, they are held in trust for a period of three years after which the company awards the individual an equal number of shares provided the individual is in the company's employment at the vesting date. Where executive directors have elected to use such bonuses through the Restricted Share Plan, details of the shares held are set out in Table B.

The matching award of shares is not subject to any performance criteria as the Restricted Share Plan is operated in conjunction with the Annual Bonus Plan. This arrangement is designed to retain key staff and to encourage executives to re-invest in company shares the cash bonuses that they have earned under the Annual Bonus Plan, which is itself based on performance criteria.

The Committee intends to operate this plan in 2005.

SAYE Share Option Scheme
The executive directors (with the exception of Mark Ronald) are entitled to participate in the company's Save-As-You-Earn Share Option Scheme. Statutory provisions do not allow options granted under these schemes to be subject to any performance conditions.

The Committee has decided that no further grants will be made under the SAYE Share Option Scheme, but instead, a share purchase arrangement under the Share Incentive Plan will be introduced in 2005.

Total shareholder return



Source: Datastream
£120
£100
£80
£60
£40
£20
0
FTSE 100 Index
BAE Systems plc
31 Dec 99
31 Dec 00
31 Dec 01
31 Dec 02
31 Dec 03
31 Dec 04

This graph shows the value, by 31 December 2004, of £100 invested in BAE Systems on 31 December 1999 compared to the value of £100 invested in the FTSE 100 Index. The other points plotted are the values at intervening year-ends.

The graph, which has been produced in accordance with the requirements of Schedule 7A to the Companies Act 1985, shows the total shareholder return for a holding in the company's ordinary shares for the period 1999 - 2004 relative to a holding of shares representing the FTSE 100. The FTSE 100 is considered to be an appropriate comparator for this purpose as it is a broad equity market index. As BAE Systems is a constituent member of the FTSE 100, it was deemed to be the most appropriate general UK equity index.

Share Incentive Plan

During 2004 the UK executive directors were entitled to participate in the profit-sharing element of the Share Incentive Plan, an all-employee plan. As a result of the company's performance in 2004, all eligible employees (including the UK executive directors) will be entitled to receive shares worth approximately £372.

A similar arrangement operates for non-UK employees (including Mark Ronald) on a cash or shares basis depending on local tax and security laws. Accordingly, Mark Ronald will be entitled to receive a cash payment to a similar value less employer's social security charges.

Dilution of share capital

The Committee has agreed that shares representing not more than 1% of the company's issued share capital will be used in any one financial year for the grant of share options under the employee share schemes. The table below sets out the available dilution capacity for the company's share option schemes* based on the limits set out in the rules of the employee share option schemes.

	2004
Total issued share capital as at 31 December 2004	3,060.3m
All schemes:	
10% in any consecutive 10 years	306m
Remaining headroom	154.2m
Executive schemes:	
5% in any consecutive 10 years	153m
Remaining headroom	82.6m

*share schemes using new issue or treasury shares

The number of ordinary shares in issue at 31 December 2004 was 3,060,280,029 and the number of shares granted under option during 2004 totalled 24,019,969 (0.78% of the total shares in issue).

Personal shareholding policy

The Committee has agreed a policy whereby all executive directors are required to establish and maintain a minimum personal shareholding equal to 200% of salary. As a minimum, a holding equal to 100% of salary must be achieved as quickly as possible using shares vesting, or options exercised, through the executive share option schemes or long-term incentive schemes, by using 50% of the shares that vest or 50% of the options which are exercised on each occasion. Thereafter, executive directors are required to increase their personal shareholding gradually, on each occasion using 25% of the shares that vest or 25% of the options exercised each year, until a personal shareholding equal to 200% of annual salary is achieved and maintained. These limits are reviewed periodically. Details of the directors' personal shareholdings are shown in Table A.

Post retirement benefits

The executive directors of the company are members of group pension schemes and have a normal retirement age of 60, except Michael Lester and Mark Ronald who have a normal retirement age of 62.

The pension schemes for the UK-based directors are designed to produce a target pension of two-thirds of final pensionable earnings if potential service is 20 or more years. Final pensionable earnings is basic salary averaged over the last 12 months prior to leaving service. Pensions can be paid before normal retirement age, subject to the consent of the company and pension scheme trustees. These schemes also provide a lump sum death in service benefit equal to four times basic salary at date of death, and a spouse's pension equal to two-thirds of the prospective pension at normal retirement age or, once retired, of the actual pension in payment (before any lump sum commutation). Children's allowances are also payable, usually up to the age of 18, upon death in service or death in retirement. If the directors leave the company's employment with a deferred pension and die after age 50 but before the pension has commenced, a lump sum benefit is paid equal to five times the annual rate of pension that would have been paid had the deferred pension commenced immediately before date of death. If a director dies with a deferred pension before age 50, a refund of his contributions will be paid and a pension will be paid to his legal spouse in line with the rules of the scheme for all group employees. Pensions are increased annually by the rise in the Retail Prices Index subject to a maximum increase of 5% per year. Directors pay contributions at the same rate as all other employees participating in the schemes.

Of the UK-based executive directors, George Rose is affected by the Inland Revenue

Executive directors' service contracts

	Date of contract	Unexpired term	Notice period
Chris Geoghegan	**10 July 2002** (amended 15 January 2004)	12 months	12 months either party
Michael Lester	**26 November 1999** (amended 28 March 2002, 8 January 2003, 8 December 2003, 15 January 2004 and 9 August 2004)	311 days*	12 months either party
Steve Mogford	**6 April 2000** (amended 15 January 2004)	12 months	12 months either party
Mark Ronald	**17 April 2002** (amended 17 September 2003, 27 January 2004 and 1 August 2004)	311 days*	12 months either party
George Rose	**16 November 1998** (amended 3 December 1999 and 15 January 2004)	12 months	12 months from the company, 6 months from the individual
Mike Turner	**22 February 1994** (amended 30 May 1995, 3 December 1999, 8 May 2002 and 15 January 2004)	12 months	12 months from the company, 6 months from the individual

*as at 23 February 2005

earnings cap on approved pensions and has an unapproved (ie non-tax qualified) pension arrangement to top up his benefits from the approved scheme. This is designed so that the total pension from all sources will be broadly in line with the pension he would have received from the group pension schemes had he not been subject to the pensions cap. Further information on the amounts paid by the company in respect of these arrangements is included in the notes to Table F.

The forthcoming UK tax changes to pensions, that will come into force on 6 April 2006, will impact on the UK executive directors who are below normal retirement age and other senior UK-based employees. The Committee is considering this issue and the appropriate approach to take.

Mark Ronald is covered by the company's US pension arrangements and the non-qualified supplemental arrangements in place under his contract. He commenced his non-qualified pension in 2004 having reached his normal retirement age. This forms the majority of his entitlement. His remaining entitlement from the qualified plan will commence when he leaves service. In line with the rules of the US arrangements, it is not expected that the pensions will be increased once in payment. Death benefits under the plans are provided by a pension continuation to his spouse or dependants in accordance with specific payments from each scheme.

Michael Lester commenced his pension in 2002 having reached normal retirement age under the rules of the relevant pension scheme. He has not accrued further benefits since retiring other than pension increases awarded to all pensioner members of his pension scheme.

Sir Richard Evans, who retired from the Board on 30 June 2004, remains employed by the company. He had a normal retirement age of 60 and, under the rules of the relevant pension scheme, commenced his pension in 2002 having reached normal retirement age. He, too, did not accrue further benefits once having retired other than pension increases awarded to all pensioner members of his pension scheme.

Details of post retirement benefits are shown in Table F and are calculated in accordance with the requirements of Schedule 7A to the Companies Act 1985 .

Other benefits
Other benefits provided to the executive directors include a car allowance, cash allowance for medical examination and, where appropriate, second residence support allowance. As reported in 2004, having recognised the need for the Chief Executive to spend a substantial amount of time in central London on company business, the Committee agreed to make a second residence support allowance to Mike Turner. A payment of £25,000 was made in 2004 (2003 £46,123) and a final payment of £25,000 will be made in 2005. These payments are in line with group policy for second residence support allowance.

Executive directors' service contracts
It is the Committee's policy that executive directors should normally have service contracts that provide for the company to give the individual 12 months' notice of termination. This policy has been chosen because it provides a reasonable balance between the need to retain the services of key individuals and the need to limit the liabilities of the company in the event of the termination of a contract. The executive directors have service contracts with group companies; details of these contracts are shown in the table above.

Sir Richard Evans had a contract requiring him to work three days a week in his capacity as Chairman which was signed on 16 July 2002 (and varied on 15 January 2004) and amended a contract entered into on 24 September 1998. Sir Richard retired as director and Chairman on 30 June 2004. Since that date he has been employed by the company on a part-time basis, working two days a week, in a customer relationship role in a number of key overseas markets. His remuneration for this role is set out in the footnote to Table E.

In the event of the termination of an executive director's contract it is the Committee's policy to seek to limit any payment made in lieu of notice to a payment equal to the amount of one year's basic salary. The service contracts for all of the executive directors contain specific provisions to the effect that the company has the right to pay a sum equivalent to 12 months' salary in the event of the company terminating their contracts for reasons other than gross misconduct. None of the executive directors have provisions in their service contracts that relate to a change of control of the company. Under the terms of his contract Mark Ronald is entitled to compensation of a lump sum equal to 12 months' salary, and the continuance of medical benefits for 18 months, if his contract is terminated by BAE Systems North America, his directorship of the parent company ceases, or his contract is not renewed at the end of its rolling one-year term. He will also be entitled to exercise outstanding share options and share awards will vest, subject to satisfaction of any applicable performance conditions.

Chairman and non-executive directors

Dick Olver succeeded Sir Richard Evans as Chairman on 1 July 2004 having been appointed as a non-executive director on 17 May 2004. His appointment is for an initial fixed three-year term with effect from 17 May 2004 and is documented in a letter of appointment which is not a contract of employment. He is required to devote no less than two days a week to his duties as Chairman, unless terminated earlier in accordance with the company's Articles of Association, or by either party giving to the other not less than six months' prior written notice. The Nominations Committee will review his appointment prior to the end of the three-year term and will, if appropriate (and subject to the agreement of Mr Olver), recommend to the Board that he be invited to serve for an additional period. Having been appointed by the Board since the 2004 AGM, he will seek initial re-election by the shareholders at the 2005 AGM. His appointment as Chairman will automatically terminate if he ceases to be a director of the company. His fee, which has been set by the Committee at £500,000 per annum (prorated for 2004 from the date of his appointment as Chairman), will not be subject to review during the initial three-year term.

The non-executive directors do not have service contracts but do have letters of appointment detailing the basis of their appointment. The dates of their original appointment (with the exception of Lord Hesketh) are as follows:

Non-executive director	Date of appointment	Expiry of current term*
Sue Birley	22.11.2000	21.11.2006
Ulrich Cartellieri	01.12.1999	30.11.2005
Michael Hartnall	10.06.2003	09.06.2006
Sir Peter Mason	22.01.2003	21.01.2006
Michael Portillo	11.09.2002	10.09.2005

*subject to re-election at the AGM at intervals of no more than three years in accordance with the company's Articles of Association

Non-executive directors are normally appointed for two consecutive three year terms subject to review after the end of the first three year period and with any third term of three years being subject to rigorous review and taking into account the need progressively to refresh the Board. They do not have periods of notice and the company has no obligation to pay compensation when their appointment terminates. They are subject to re-election at the AGM following their appointment and subsequently at intervals of no more than three years.

Lord Hesketh was appointed as a non-executive director on 1 January 1994 and having served over three terms he will be retiring from the Board at the conclusion of this year's AGM on 4 May 2005.

Paolo Scaroni retired from the Board at the conclusion of the 2004 AGM on 5 May 2004, having been originally appointed to the Board on 22 November 2000.

The letters of appointment for non-executive directors detail the amount of time it is anticipated that the individual will need to devote to his or her duties as a director. Non-executive directors are proposed by the Nominations Committee and are appointed by the Board on the basis of their experience to provide independent judgement on issues of strategy, performance, resources and standards of conduct. The level of their fees is set after reviewing practice in other comparable companies.

Non-executive directors are paid a fee reflecting the time commitment required of the director. The fee level for the chairmen of the Audit and Remuneration Committees reflects their additional responsibilities and workload. Fees payable to non-executive directors in 2004 were agreed by the Board; the non-executive directors themselves did not participate in board discussions or vote on matters concerning their fees. Details of the non-executives' fees are shown in Table E.

The Non-Executive Directors' Fees Committee has agreed that fees payable to non-executive directors will remain unchanged in 2005. However, it has decided that, as the company has increased the number of board meetings held in North America and is considering the potential appointment of US-based non-executive directors, a transatlantic meeting allowance of £4,000 per board meeting should be introduced. This takes into account the additional time commitment required by the European-based non-executive directors to attend board meetings in the US and similarly the commitment of potential US-based non-executive directors to attend meetings in Europe. This allowance applies from the beginning of 2005.

By order of the Board

Dick Olver
Chairman

23 February 2005

Table A

As at 31 December 2004, the directors of the company and their families had the following beneficial and non-beneficial interests in the company's securities. There have been no changes in the interests of the directors between 31 December 2004 and 23 February 2005.

Directors' interests	As at 1 January 2004*				As at 31 December 2004**			
	Shares	*Share options*	*Restricted Share Plan*	Conditional award of shares under the *Performance* Share Plan	Shares	*Share options*	*Restricted Share Plan*	Conditional award of shares under the *Performance* Share Plan
Prof S Birley	2,925	-	-	-	2,925	-	-	-
Dr U Cartellieri	-	-	-	-	-	-	-	-
Sir Richard Evans[1]	510,180	790,782	43,751	43,230	549,091	790,782	21,698	-
C V Geoghegan	86,085	795,324	18,938	234,145	109,434	1,111,206	33,232	444,443
M J Hartnall	-	-	-	-	20,000	-	-	-
Lord Hesketh	6,000	-	-	-	6,000	-	-	-
M Lester	492,482	1,239,925	34,359	291,634	559,784	1,626,193	67,031	549,146
Sir Peter Mason	25,000	-	-	-	25,000	-	-	-
S L Mogford	106,380	1,053,983	25,533	234,145	113,962	1,322,206	12,669	444,443
R L Olver[2]	20,000	-	-	-	40,000	-	-	-
Rt Hon M Portillo	-	-	-	-	-	-	-	-
M H Ronald	145,646	1,013,547	43,079	256,388	215,081	1,339,179	41,422	473,476
G W Rose	262,876	1,242,062	-	260,494	277,872	1,502,082	14,996	490,593
P Scaroni[3]	-	-	-	-	-	-	-	-
M J Turner	273,342	1,354,612	32,712	392,442	378,027	1,808,787	116,213	755,626

Michael Lester holds a non-beneficial interest in 200,000 (2003 200,000) ordinary shares.
The executive directors, in common with all employees of the company, have an interest in the unallocated shares held in employee share ownership trusts. As at 31 December 2004, 1,768,589 such shares were held in the ESOP trust and 345,565 shares in the Profit Sharing Scheme trust.

* or upon appointment
** or upon ceasing to be a director of the company
1 ceased to be a director on 30 June 2004
2 appointed on 17 May 2004
3 ceased to be a director on 5 May 2004

Information subject to audit

The auditors are required to report on the information contained in tables B, C, D, E and F on pages 49 to 53.

The Committee is of the opinion that to give a full statement of directors' share options and long-term incentive scheme interests would result in a statement of excessive length. Therefore disclosure is in accordance with paragraph 9 of Schedule 7A to the Companies Act 1985. The company's register of directors' interests (which is open to inspection) contains full details of directors' shares interests. Details of directors' interests in the share option schemes and long-term incentive plans are shown in tables B, C and D. The figures in the tables that form part of this report have been calculated by reference to a mid-market price for the company's ordinary shares at 31 December 2004 of 230.5p (2003 168.25p). The range during 2004 was 159p to 257.25p.

Table B

Long-term incentive plans

Restricted Share Plan - Awards granted and vested in 2004

	1 January 2004	Awarded during the year	Vested during the year	31 December 2004*	Date of award	Market price at date of award £	In respect of shares vested during the year: Date of vesting	Market price on vesting £	Date of release from trust	Market price on release from trust £
Sir Richard Evans[1]	43,751	-	22,053	21,698	23.03.01	3.25	23.03.04	1.79	07.04.04	2.12
C V Geoghegan	18,938	19,994	5,700	33,232	23.03.01	3.25	23.03.04	1.79	05.04.04	2.06
M Lester	34,359	49,987	17,315	67,031	23.03.01	3.25	23.03.04	1.79	07.05.04	2.07
S L Mogford	25,533	-	12,864	12,669	23.03.01	3.25	23.03.04	1.79	08.04.04	2.16
M H Ronald	43,079	41,422	43,079	41,422	23.03.01	3.25	23.03.04	1.79	13.09.04	2.19
G W Rose	-	14,996	-	14,996	-	-	-	-	-	-
M J Turner	32,712	99,974	16,473	116,213	23.03.01	3.25	23.03.04	1.79	05.04.04	2.08

1 ceased to be a director on 30 June 2004
* or upon ceasing to be a director of the company

The market price at the date of award for awards made in 2004 was £2.00. Awards made under the rules of the Restricted Share Plan are not subject to performance conditions.
The aggregate net value of assets received by directors in 2004 from long-term incentive plans, as calculated at date of release from trust, was £250,729.

Table C

Directors' Share Options

Executive Share Option Plan

	1 January 2004	Granted during the year	Exercised during the year	Lapsed during the year	31 December 2004*
Sir Richard Evans[1]	790,782	-	-	-	790,782
C V Geoghegan	792,434	315,447	-	-	1,107,881
M Lester	1,236,792	386,268	-	-	1,623,060
S L Mogford	1,050,482	315,447	-	47,224	1,318,705
M H Ronald	1,013,547	325,632	-	-	1,339,179
G W Rose	1,240,037	345,149	-	84,399	1,500,787
M J Turner	1,349,944	544,776	-	90,066	1,804,654

The breakdown of the above options into options outstanding below and above the market price of the company's shares at 31 December 2004 is as follows:

	Options outstanding where market price is greater than option price at 31 December 2004					Options outstanding where option price is greater than market price at 31 December 2004				
	Number of shares	Weighted average exercise price £	Range of exercise prices £	Date from which exercisable+	Expiry date	Number of shares	Weighted average exercise price £	Range of exercise prices £	Date from which exercisable+	Expiry date
Sir Richard Evans[1]	58,060	1.86	1.86 - 1.86	05.10.98	05.10.05	732,722	3.39	3.35 - 3.42	04.05.04	03.04.12
C V Geoghegan	666,665	1.86	1.72 - 2.01	30.09.06	30.03.14	441,216	3.48	3.26 - 3.98	03.05.03	22.10.12
M Lester	823,719	1.86	1.72 - 2.01	30.09.06	30.03.14	799,341	3.62	3.35 - 4.21	20.12.02	03.04.12
S L Mogford	666,665	1.86	1.72 - 2.01	30.09.06	30.03.14	652,040	3.49	2.75 - 4.21	02.10.99	03.04.12
M H Ronald	710,215	1.85	1.72 - 2.01	30.09.06	30.03.14	628,964	3.56	3.30 - 4.21	20.12.02	03.04.12
G W Rose	792,342	1.86	1.72 - 2.01	05.10.98	30.03.14	708,445	3.51	3.29 - 4.21	06.10.01	03.04.12
M J Turner	1,133,439	1.86	1.72 - 2.01	30.09.06	30.03.14	671,215	3.54	3.35 - 4.21	20.12.02	03.04.12

Note: options were granted during the year at an option price of £2.01

+ subject to performance conditions
* or upon ceasing to be a director
1 ceased to be a director on 30 June 2004

SAYE Share Option Scheme

	1 January 2004	Granted during the year	Exercised during the year	Lapsed during the year	31 December 2004*
Sir Richard Evans[1]	-	-	-	-	-
C V Geoghegan	2,890	435	-	-	3,325
M Lester	3,133	-	-	-	3,133
S L Mogford	3,501	-	-	-	3,501
G W Rose	2,025	435	-	1,165	1,295
M J Turner	4,668	-	-	535	4,133

The breakdown of the above options into options outstanding below and above market price of the company's shares at 31 December 2004 is as follows:

	Options outstanding where market price is greater than option price at 31 December 2004					Options outstanding where option price is greater than market price at 31 December 2004				
	Number of shares	Weighted average exercise price £	Range of exercise prices £	Date from which exercisable	Expiry date	Number of shares	Weighted average exercise price £	Range of exercise prices £	Date from which exercisable	Expiry date
Sir Richard Evans[1]	-	-	-	-	-	-	-	-	-	-
C V Geoghegan	435	1.56	1.56 - 1.56	01.06.07	01.12.07	2,890	2.56	2.56 - 2.56	01.06.05	01.12.06
M Lester	-	-	-	-	-	3,133	2.57	2.56 - 2.57	01.06.05	01.12.06
S L Mogford	-	-	-	-	-	3,501	2.83	2.56 - 3.21	01.12.04	01.12.06
G W Rose	435	1.56	1.56 - 1.56	01.06.07	01.12.07	860	2.56	2.56 - 2.56	01.06.05	01.12.05
M J Turner	-	-	-	-	-	4,133	2.56	2.56 - 2.57	01.06.05	01.12.07

* or upon ceasing to be a director
1 ceased to be a director on 30 June 2004

Performance Share Plan

	1 January 2004	Granted during the year	Exercised during the year	Lapsed during the year	31 December 2004*	Date from which exercisable+	Expiry date
Sir Richard Evans[1]	43,230	-	43,230	-	-	-	-
C V Geoghegan	234,145	210,298	-	-	444,443	30.09.06	30.03.11
M Lester	291,634	257,512	-	-	549,146	30.09.06	30.03.11
S L Mogford	234,145	210,298	-	-	444,443	30.09.06	30.03.11
M H Ronald	256,388	217,088	-	-	473,476	30.09.06	30.03.11
G W Rose	260,494	230,099	-	-	490,593	30.09.06	30.03.11
M J Turner	392,442	363,184	-	-	755,626	30.09.06	30.03.11

+ subject to performance conditions
* or upon ceasing to be a director
1 ceased to be a director on 30 June 2004

The terms and conditions of the options detailed above were not varied during the period 1 January 2004 to 31 December 2004.

The mid market price for the company's ordinary shares at 31 December 2004 was 230.5p (2003 168.25p). The range during 2004 was 159p to 257.25p.

The performance conditions for the Executive Share Option Plan and the Performance Share Plan are as follows:

Executive Share Option Plan
The BAE Systems Executive Share Option Plan has been used to grant options to the executive directors since 2001. The performance conditions applying to the grants of options made in 2001, 2002, 2003 and 2004 are the same as for grants to be made in 2005, as set out on page 45 of this report, with the exception of the re-testing provision; for grants made between 2001-2003, where the original three year performance target is not met, performance is re-tested at the end of years four and five against the full period from grant; for grants made in 2004, where the original three year performance target is not met, performance is re-tested at the end of year five. In all these cases the option will lapse in year five if the targets have not been achieved. There will be no re-testing of performance for grants to be made in 2005.

Before 1996, and also on the completion of the BAE/MES merger in 1999, options were granted to executive directors under the predecessor Executive Share Option Scheme. Options granted in 1995 could only be exercised if growth in the pre-exceptional EPS for any three-year period exceeded the sum of inflation for that period and a real growth requirement of 7.5% was achieved. Options granted to the former GEC directors in 1999 were made on a similar basis but the real growth requirement is 9% for any three-year period. Options granted to the other executive directors in 1999 were conditional on the satisfaction of a special performance condition based on achievement of cost savings of the merger integration process over the three-year performance period commencing on 1 January 2000; 57.7% of these options became exercisable in 2004 and the remaining 42.3% lapsed.

Performance Share Plan
Performance conditions for the awards made in 2003 and 2004 are the same as for awards to be made in 2005 as set out on page 45 of this report.

Table D
Options exercised during 2004

	Date of exercise	Number of options exercised	Number of shares sold following exercise	Realised gain on shares exercised £	Unrealised gain on retained shares £	Price of option £	Share price on date of exercise £	Price at year end £	Date option first exercisable	Date option would have lapsed
Performance Share Plan										
Sir Richard Evans[1]	26.02.04	43,230	17,323	32,567	59,716	-	1.88	2.305	26.02.02	26.02.04

1 ceased to be a director on 30 June 2004

Table E
Directors' remuneration
All figures £'000

	2004					2003				
	Basic salary	**Fees**	**Bonus**	**Benefits**	**Total**	Basic salary	Fees	Bonus	Benefits	Total
Chairman										
Sir Richard Evans*	**200**	**-**	**-**	**8**	**208**	400	-	-	16	416
R L Olver**	**-**	**256**	**-**	**1**	**257**	n/a	n/a	n/a	n/a	n/a
Executive directors										
C V Geoghegan	**423**	**-**	**399**	**20**	**842**	403	-	198	20	621
M Lester	**518**	**-**	**489**	**23**	**1,030**	502	-	231	16	749
Sir Charles Masefield***	**n/a**	**n/a**	**n/a**	**n/a**	**n/a**	72	-	-	3	75
S L Mogford	**423**	**-**	**414**	**13**	**850**	403	-	169	19	591
M H Ronald	**433**	**-**	**637**	**26**	**1,096**	451	-	388	36	875
G W Rose	**463**	**-**	**446**	**19**	**928**	448	-	188	16	652
M J Turner	**730**	**-**	**712**	**44**	**1,486**	675	-	491	62	1,228
Non-executive directors										
Sir Robin Biggam***	**n/a**	**n/a**	**n/a**	**n/a**	**n/a**	-	13	-	-	13
Prof S Birley	**-**	**55**	**-**	**-**	**55**	-	44	-	-	44
K C Brown***	**n/a**	**n/a**	**n/a**	**n/a**	**n/a**	-	13	-	-	13
Dr U Cartellieri	**-**	**45**	**-**	**-**	**45**	-	36	-	-	36
M J Hartnall	**-**	**65**	**-**	**-**	**65**	-	36	-	-	36
Lord Hesketh	**-**	**45**	**-**	**-**	**45**	-	36	-	-	36
Sir Peter Mason	**-**	**55**	**-**	**-**	**55**	-	42	-	-	42
Rt Hon M Portillo	**-**	**45**	**-**	**-**	**45**	-	36	-	-	36
P Scaroni*	**-**	**7**	**-**	**-**	**7**	-	34	-	-	34

* retired during the year
** appointed during the year
*** ceased to be a director in 2003

All emoluments and compensation paid to the directors during the year are shown above. Where the individual was appointed during the year the amount shown is for the period from appointment.

The benefits received by all the executive directors, except for Mark Ronald, were cash allowances for a medical examination and for the provision of a car, and also the taxable benefit of any private use of a chauffeur. The benefits for Mike Turner also included second residence support allowance of £25,000 (2003 £46,123) for the costs of accommodation required in central London. The benefits received by Mark Ronald were a cash allowance for a car, fuel and maintenance of the car, medical examination and dental benefits. The benefit received by Dick Olver was the taxable benefit relating to private use of a chauffeur.

The fees payable to the non-executive directors were reviewed in 2004 and the following fee structure was implemented to reflect the various responsibilities of the individual directors: a fee of £65,000 for the chairman of the Audit Committee; a fee of £55,000 for both the chairman of the Remuneration Committee and the Senior Independent Director; and a fee of £45,000 for each of the other non-executive directors.

Sir Charles Masefield retired as a director on 28 February 2003 and remains employed by the company on a part-time basis in an overseas representational role. In 2004, his remuneration was £290,500 (2003 £235,000 for the period 1 March 2003 to 31 December 2003) and comprised salary and a cash allowance for a car. Sir Richard Evans retired as director and chairman on 30 June 2004 and remains employed by the company in a part-time customer relationship role. From 1 July 2004 to 31 December 2004 his remuneration was £156,167 and comprised salary and a cash allowance for a car.

There were no other payments to former directors during the year other than the payment to Richard Lapthorne referred to in the notes to table F.

Table F
Post retirement benefits

	Age	Accrued pension at 31 December 2004 £ per annum	Increase in accrued benefits £ per annum	Change in accrued pension after allowing for inflation £ per annum	Transfer value at 1 January 2004[1] £	Transfer value at 31 December 2004 £	Director's contributions £	Increase in transfer value less director's contributions £
C V Geoghegan	50	221,919	17,197	11,546	1,912,360	2,720,566	31,578	776,628
S L Mogford	48	198,170	16,291	11,271	1,544,595	2,233,452	31,578	657,279
G W Rose[2]	52	201,034	20,618	15,639	1,998,276	2,735,402	16,637	720,489
M J Turner	56	465,377	46,312	34,747	5,850,884	7,216,640	54,633	1,311,123

1 Transfer values have been calculated in accordance with guidance note GN11 issued by the actuarial profession. For UK-based directors the assumptions are the same as those used for the calculation of cash equivalents from the group's UK pension schemes. In 2004, the actuary has changed the assumptions used to calculate cash equivalents from the UK pension schemes, subject to a minimum of the cash equivalent calculated on the statutory MFR basis. This assumption change has, for the majority of the UK-based directors, resulted in a higher transfer value than that calculated using the assumptions in force at the start of the year. The amount of the increase in change in transfer value arising from the change in assumptions is: Chris Geoghegan £452,530; Steve Mogford £437,109; George Rose £283,210; Mike Turner £29,631. For directors with pensions in payment, the corresponding increase is Sir Richard Evans £nil and Michael Lester £100,110. This assumption change does not apply to Mark Ronald.

2 George Rose's unapproved retirement arrangement is partly funded and partly unfunded. The company's pension contribution to the funded unapproved retirement arrangement for George Rose in 2004 was £515,089 (2003 £1,237,697). Of this amount, approximately £339,000 (2003 £331,000) relates to the cost of benefits accruing during the year and approximately £176,000 (2003 £172,000) relates to dealing with investment under-performance prior to 2003. In 2003, the company decided to deal with the under-performance of the underlying investments over a three-year period, 2003-2005; the third of these three payments is due to be made in 2005. This treatment reflects company policy for employees with unapproved arrangements in the same position. The 2003 contribution also included a one-off payment of approximately £735,000 to cover a change in actuarial basis underlying the calculations; the revised basis is consistent with the funding basis used for the approved pension schemes (with adjustments to take account of the different tax treatment).

	Age	Actual pension in payment at 31 December 2004 (excluding AVC pension) £ per annum	Increase in pension in payment £ per annum	Transfer value at 1 January 2004 £	Transfer value at 31 December 2004 £	Change in transfer value over the year £	Change in transfer value over the year less director's contributions £
Sir Richard Evans[3]	62	341,070	9,391	6,316,465	6,583,045	266,580	266,580
M Lester[3]	64	239,354	6,134	4,309,122	4,542,629	233,507	233,507
M H Ronald[4]	63	363,257	(28,136)[5]	3,612,433	3,287,430	(325,003)	(326,681)

3 Under the rules of the UK schemes, Sir Richard Evans and Michael Lester commenced their pensions in 2002 having reached normal retirement age. Neither of these individuals has accrued further benefits since retiring other than pension increases awarded to all pensioner members of their pension schemes. Sir Richard Evans retired from the Board on 30 June 2004.

4 Under the rules of his pension arrangements, the majority of Mark Ronald's pension commenced in January 2004 when he reached normal retirement age. The pension in payment includes an accrued pension of $42,104 (£21,797 at 31 December 2004) from the BAE Systems North America Qualified Plan that will commence when Mark Ronald leaves company service. The Qualified Plan is a contributory arrangement. Of the pension in payment, $406,322 (£210,309 at 31 December 2004) is payable up to when he reaches age 72 and $253,242 (£131,105 at 31 December 2004) has a contingent 50% spouse's pension. Mark Ronald continues to participate in a Section 401(k) defined contribution arrangement set up for US employees in which the company will match employee contributions up to a limit. In 2004 the company paid contributions of $5,036 (2003 $2,200) into Mark Ronald's 401(k) arrangement.

5 Mark Ronald's pension is paid in US dollars. Of the change in pension £29,724 is due to currency movements, and £1,588 is due to increases in his accrued pension.

Richard Lapthorne, a former director, has an unfunded pension arrangement. In 2004 the company paid Richard Lapthorne £84,969 (2003 £82,758) in respect of this arrangement.

Directors' report

The directors of BAE Systems present their report, together with the accounts, for the year ended 31 December 2004.

Principal activities

BAE Systems is a company engaged in the development, delivery and support of advanced defence and aerospace systems in the air, on land, at sea and in space. The company designs, manufactures and supports military aircraft, surface ships, submarines, fighting vehicles, radar, avionics, communications, electronics and guided weapon systems. Further details of the principal activities of the company and likely future developments in the business are set out in the Chief Executive's review and operating and financial review on pages 6 to 27.

Research and development

The company is engaged in a significant programme of research and development in support of the platforms, systems and services that it provides to its customers. The programme covers a wide range of work and includes performance innovations, improvements to manufacturing techniques, and technology to improve the through life support of products. A particular priority is research and development into systems integrating both platforms and other systems and also the horizontal integration of systems. The development and demonstration of capabilities in networked systems, and enabling interoperability, is an important area of focus in both the UK and US.

Long term research is undertaken through partnerships with the academic sector and in the company's Advanced Technology Centre and Systems Engineering Innovation Centre. Application of this research is managed by the company's business units through business focused research and development programmes.

Customers fund directly much of the near term product development work undertaken by the company.

Note 3 to the accounts details the amounts spent on research and development in 2004.

Office of Fair Trading undertakings

As a consequence of the merger between British Aerospace and the former GEC Marconi Electronics Systems businesses in 1999, the company is required to comply with undertakings given to the Secretary of State for Trade and Industry. Compliance with the undertakings is monitored by an independent compliance officer. Further information regarding the undertakings and the contact details of the compliance officer may be obtained through the Company Secretary at the company's registered office.

Corporate governance

The corporate governance statement is set out on pages 34 to 41.

Treasury policy

The group's treasury activities are overseen by the Treasury Review Management Committee (TRMC). Two executive directors are members of the TRMC, including the Group Finance Director who chairs the committee. The TRMC also has representatives with legal and taxation expertise.

The group operates a centralised treasury department that is accountable to the TRMC for managing treasury activities in accordance with the framework of treasury policies and guidelines approved by the Board. An overriding policy is that trading in financial instruments for the purpose of profit generation is prohibited, with all financial instruments being used solely for risk management purposes. Other key policies are:

- to maintain a balance between continuity of funding and flexibility through the use of borrowings with a range of maturities, currencies and fixed/floating rates of interest reflecting the group risk profile;
- to maintain adequate undrawn committed borrowing facilities;
- to mitigate the exposure to interest rate fluctuations on borrowings and deposits by utilising interest rate swaps, interest rate options and forward rate agreements; and
- to hedge economically both contracted and anticipated foreign currency cash flows over a five-year period, having first matched receipts and payments.

Within this policy framework the treasury department's principal responsibilities are:

- to manage the group's core funding and liquidity;
- to manage exposure to interest rate movements;
- to manage exposure to foreign currency movements;
- to control and monitor bank credit risk and credit capacity utilisation; and
- to manage the group's relationship with debt capital market investors, banks and rating agencies.

The treasury department transacts with an extensive range of counterparty banks and financial institutions, and adopts a systematic approach to the control and monitoring of counterparty credit risk. A credit limit is allocated to each counterparty with reference to its relevant credit rating. For internal credit risk purposes, all transactions are marked-to-market and the resultant exposure is allocated against the credit limit.

The company, through its internal audit department, monitors compliance against the principal policies and guidelines (including the utilisation of credit) and any exceptions found are reported to the TRMC. Further disclosure on financial instruments is set out on in note 30 to the accounts.

Supplier payment policy

It is group policy that each business unit is in compliance with local best practice in the country of operation in respect of supplier payment policies. Agreed payment schedules are maintained provided that the supplier complies with all relevant terms and conditions. Group policy is that changes to the agreed payment schedule are only made with the prior agreement of the supplier.

The average number of days credit provided in 2004 by suppliers was 39 days (2003 37 days).

Employment

The group has a programme in place to assist employees to achieve their full potential and to develop the skills necessary to meet the current and future expectations of our customers. The programme focuses on both personal and technological development.

All employment policies include a commitment to equal opportunities regardless of sex, race, colour, nationality, ethnic origin, religion, age or disability, subject only to considerations of national security. The company's policy is to provide, wherever possible, employment opportunities for disabled people and to ensure that disabled people joining the company and employees who become disabled whilst in our employment benefit from training and career development opportunities.

The company has put into place a number of ways of consulting with employees and providing them with information on the performance of the company and other matters that affect them. The effectiveness of the communication process is assessed regularly with the aim of ensuring continual improvement so as to provide employees with the information they want by the most effective means.

Employees are actively encouraged to become shareholders in the company by way of employee share schemes. During the year over 15,600 employees were granted options in the company's SAYE Share Option Scheme.

Honours

In the UK, the following individuals were honoured in Her Majesty the Queen's 2004 Birthday Honours and the 2005 New Year Honours lists:

OBE:	Keith Crockford
MBE:	Brian Ayres
	Gareth Humphreys
	Richard Priss
	Tom Royle

Safety, health and environment

The company is committed to high standards of health and safety at work and encourages active concern for the environment. Further details of the company's activities in these areas are set out on pages 28 to 31.

Share capital

As at 23 February 2005, the company had been advised of the following significant interests in the issued ordinary share capital of the company:

Brandes Investment Partners, LP:	13.0%
Franklin Resources, Inc and its affiliates:	8.1%
FRM Corp and Fidelity International Limited:	5.02%
Barclays PLC:	3.96%
Legal and General Investment Management Limited:	3.0%

The company's Articles of Association contain provisions to the effect that no foreign person, or foreign persons acting in concert, can have an interest in more than 15% of the company's issued ordinary share capital.

At the Annual General Meeting (AGM) held on 5 May 2004 the company was given authority to purchase up to 306,007,313 of its ordinary shares. The authority will expire at the AGM held in 2005. Although no ordinary shares have been purchased by the company during the period from 5 May 2004 to the date of this report, a special resolution will be put to shareholders at this year's AGM to renew the authority to make market purchases of the company's shares up to a maximum of 10% of the share capital of the company.

Results and dividends

The loss after taxation and minority interests was £467m (2003 profit £6m). The directors propose a final dividend of 5.8p per ordinary share, amounting to £178m (2003 £168m), which, together with the interim dividend, amounts to a total annual dividend of 9.5p per ordinary share (2003 9.2p), at a total cost of £291m (2003 £281m). After deducting £21m (2003 £21m), which represents the total for the preference share dividend, the total retained loss for the year is £779m (2003 £296m).

Charitable donations

During 2004, the amount donated for charitable purposes in the UK was £1.1m (2003 £1.3m). Further details of the company's charitable activities are set out on page 31.

Political donations

It is the company's policy not to make contributions to political parties.

The Political Parties, Elections and Referendums Act 2000 (the Act), amongst other things, prohibits the company and its subsidiaries from making donations to EU Political Organisations (as defined in the Act) of more than £5,000 in any twelve month period unless they are authorised to do so by the company's shareholders. The Act defines EU Political Organisations widely as a result of which the definition could include bodies, such as those concerned with policy review and law reform or with the representation of the business community or sections of it, which the company may see benefit in supporting. In recognition of this fact the shareholders, at the 2002 AGM, authorised the company and certain of its subsidiaries to make donations or incur expenditure as defined in the Act up to an aggregate maximum of £250,000 in a twelve month period. The company made a donation of £50,000 in 2004 to Britain in Europe which may be deemed to fall within the ambit of the Act.

Directors

The names of the current directors are listed on pages 32 to 33. The full remuneration report is set out on pages 42 to 53.

Paolo Scaroni retired as a director at the conclusion of the AGM held on 5 May 2004.

Dick Olver was appointed as a director of the company on 17 May 2004.

Sir Richard Evans retired as director and Chairman on 30 June 2004. Dick Olver succeeded him as Chairman on 1 July 2004.

Lord Hesketh will be retiring from the Board at the conclusion of this year's AGM.

Beneficial and non-beneficial interests, including family interests, in the share capital of the company, for those persons who were directors at the end of the financial year are detailed on page 49. There have been no changes in such interests in the period from the year end to 23 February 2005. The Board is not aware of any contract of significance (other than service contracts or as disclosed in the remuneration report) in relation to the company or its subsidiaries in which any director has, or has had, any material interest.

Annual General Meeting

The company's Annual General Meeting will be held on 4 May 2005. The Notice of Annual General Meeting is enclosed with this annual report and details the resolutions to be proposed at the meeting. These include special resolutions for the disapplication of pre-emption rights pursuant to section 89 of the Companies Act 1985 and a change to the company's Articles of Association concerning the provision of indemnities for directors and officers of the company.

Auditors

KPMG Audit Plc, the auditors for the company, have indicated their willingness to continue in office and a resolution proposing their re-appointment will be put to the AGM.

By order of the Board

David Parkes
Company Secretary

23 February 2005

Report of the independent auditors on the financial statements to the members of BAE SYSTEMS plc

Independent auditors' report to the members of BAE SYSTEMS plc

We have audited the financial statements on pages 58 to 105. We have also audited the information in the directors' remuneration report that is described as having been audited.

This report is made solely to the company's members, as a body, in accordance with Section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors are responsible for preparing the Annual Report and the directors' remuneration report. As described on page 39, this includes responsibility for preparing the financial statements in accordance with applicable United Kingdom law and accounting standards. Our responsibilities, as independent auditors, are established in the United Kingdom by statute, the Auditing Practices Board, the Listing Rules of the Financial Services Authority, and by our profession's ethical guidance.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the directors' remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions with the group is not disclosed.

We review whether the corporate governance statement on pages 34 to 41 reflects the company's compliance with the nine provisions of the 2003 FRC Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report, including the corporate governance statement and the unaudited part of the directors' remuneration report, and consider whether it is consistent with the audited financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of audit opinion

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the directors' remuneration report to be audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the directors' remuneration report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the directors' remuneration report to be audited.

Opinion

In our opinion:

- the financial statements give a true and fair view of the state of affairs of the company and the group as at 31 December 2004 and of the loss of the group for the year then ended; and
- the financial statements and the part of the directors' remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985.


KPMG

KPMG Audit Plc
Chartered Accountants
Registered Auditor

London
23 February 2005

Index to the accounts

Consolidated profit and loss account

FOR THE YEAR ENDED 31 DECEMBER

	Notes	Continuing operations			
		Existing 2004 £m	Acquisitions 2004 £m	Total 2004 £m	Total 2003 £m
Sales	2	**13,201**	**278**	**13,479**	12,572
Less: adjustment for share of joint venture sales	2	**(4,378)**	**(6)**	**(4,384)**	(4,185)
Turnover	2	**8,823**	**272**	**9,095**	8,387
Operating costs	3				
Excluding goodwill amortisation and impairment and exceptional items		**(8,145)**	**(259)**	**(8,404)**	(7,717)
Goodwill amortisation and impairment	10	**(920)**	**(9)**	**(929)**	(403)
Exceptional items	6	**—**	**—**	**—**	(9)
		(9,065)	**(268)**	**(9,333)**	(8,129)
Operating (loss)/profit		**(242)**	**4**	**(238)**	258
Share of operating profit/(loss) of joint ventures					
Excluding goodwill amortisation and impairment and exceptional items		**322**	**—**	**322**	310
Goodwill amortisation	12	**(109)**	**—**	**(109)**	(115)
		213	**—**	**213**	195
(Loss)/profit before interest	2				
Excluding goodwill amortisation and impairment and exceptional items		**1,000**	**13**	**1,013**	980
Goodwill amortisation and impairment		**(1,029)**	**(9)**	**(1,038)**	(518)
Exceptional items		**—**	**—**	**—**	(9)
		(29)	**4**	**(25)**	453
Interest	4				
Net interest				**(177)**	(194)
Share of net interest of joint ventures				**(30)**	(26)
				(207)	(220)
(Loss)/profit on ordinary activities before taxation	2			**(232)**	233
Tax	7				
Tax on profit excluding exceptional items				**(139)**	(128)
Tax on exceptional items				**—**	3
Share of tax of joint ventures				**(95)**	(100)
				(234)	(225)
(Loss)/profit on ordinary activities after taxation				**(466)**	8
Equity minority interests	26			**(1)**	(2)
(Loss)/profit for the financial year				**(467)**	6
Dividends	8				
Equity: ordinary shares				**(291)**	(281)
Non-equity: preference shares				**(21)**	(21)
				(312)	(302)
Retained loss	24			**(779)**	(296)
Basic and diluted loss per share	9			**(16.0)p**	(0.5)p
Basic and diluted earnings per share	9				
Excluding goodwill amortisation and impairment and exceptional items				**18.0p**	16.6p

The results for 2003 arose from continuing operations.

Balance sheets

AS AT 31 DECEMBER

	Notes	Group 2004 £m	Group Restated[1] 2003 £m	Company 2004 £m	Company Restated[1] 2003 £m
Fixed assets					
Intangible assets	10	**5,647**	6,000	**—**	—
Tangible assets	11	**1,751**	1,699	**22**	33
Investments	12				
Share of gross assets of joint ventures, including goodwill		**7,747**	7,827	**—**	—
Share of gross liabilities of joint ventures		**(6,139)**	(6,212)	**—**	—
Share of joint ventures		**1,608**	1,615	**—**	—
Others		**66**	95	**4,603**	4,060
		1,674	1,710		
		9,072	9,409	**4,625**	4,093
Current assets					
Stocks	13	**895**	775	**2**	2
Debtors due within one year	14	**1,774**	2,588	**3,306**	6,465
Debtors due after one year	14	**1,064**	927	**449**	274
Investments	15 & 28	**1,420**	883	**1,242**	780
Cash at bank and in hand	28	**987**	780	**743**	658
		6,140	5,953	**5,742**	8,179
Liabilities falling due within one year					
Loans and overdrafts	16 & 28	**(719)**	(779)	**(923)**	(785)
Creditors	18	**(6,565)**	(5,846)	**(7,347)**	(9,062)
		(7,284)	(6,625)	**(8,270)**	(9,847)
Net current liabilities		**(1,144)**	(672)	**(2,528)**	(1,668)
Total assets less current liabilities		**7,928**	8,737	**2,097**	2,425
Liabilities falling due after one year					
Loans	16 & 28	**(1,665)**	(1,749)	**(722)**	(768)
Creditors	18	**(508)**	(482)	**(4)**	(13)
		(2,173)	(2,231)	**(726)**	(781)
Provisions for liabilities and charges	19	**(1,017)**	(900)	**(5)**	—
	2	**4,738**	5,606	**1,366**	1,644
Capital and reserves					
Called up share capital	23	**143**	143	**143**	143
Share premium account	24	**412**	412	**412**	412
		555	555	**555**	555
Statutory reserve	25	**202**	202	**202**	202
Other reserves	24	**5,372**	5,370	**128**	142
Profit and loss account	24	**(1,405)**	(536)	**481**	745
Shareholders' funds					
Equity		**4,458**	5,325	**1,100**	1,378
Non-equity	23	**266**	266	**266**	266
		4,724	5,591	**1,366**	1,644
Equity minority interests	26	**14**	15	**—**	—
		4,738	5,606	**1,366**	1,644

1 see notes 1 and 24

Approved by the Board on 23 February 2005 and signed on its behalf by:

M J Turner — Chief Executive

G W Rose — Group Finance Director

Consolidated cash flow statement

FOR THE YEAR ENDED 31 DECEMBER

	Notes	2004 £m	2003 £m
Net cash inflow from operating activities	29	**2,071**	836
Dividends from joint ventures		**69**	37
Returns on investments and servicing of finance	29	**(120)**	(138)
Taxation	29	**(31)**	75
Capital expenditure and financial investment	29	**(256)**	(248)
Acquisitions	29	**(550)**	(62)
Equity dividends paid		**(281)**	(281)
Net cash inflow before management of liquid resources and financing		**902**	219
Management of liquid resources	29	**(529)**	206
Financing	29	**(169)**	(380)
Net increase in cash available on demand		**204**	45

Reconciliation of net cash flow to net cash/(debt)

FOR THE YEAR ENDED 31 DECEMBER

	Notes	2004 £m	2003 £m
Net increase in cash available on demand		**204**	45
Net increase/(decrease) in liquid resources		**529**	(206)
Net decrease in other loans included within net funds		**169**	380
Change in net funds from cash flows		**902**	219
Loans acquired on acquisition of subsidiary undertakings	28	**(80)**	—
Adjustment to Exchange Property	28	**13**	121
Other non-cash movements	28	**(4)**	—
Foreign exchange	28	**57**	72
Net increase in net funds		**888**	412
Net funds at 1 January		**(865)**	(1,277)
Net funds at 31 December	28	**23**	(865)
Cash on customers' account	28	**(18)**	(5)
Net cash/(debt) as defined by the group		**5**	(870)

Statement of total recognised gains and losses

FOR THE YEAR ENDED 31 DECEMBER

	Notes	2004 £m	2003 £m
(Loss)/profit for the financial year			
Group, excluding joint ventures		**(555)**	(63)
Joint ventures		**88**	69
Total (loss)/profit for the financial year		**(467)**	6
Currency translation on foreign currency net investments – subsidiaries		**(43)**	(93)
– joint ventures		**(62)**	181
Adjustment to Exchange Property	17	**13**	121
Adjustment to interest in net assets of Saab	12	**2**	—
Unrealised gain on exchange of interests		**—**	11
Write down of previously revalued fixed assets		**—**	(3)
Other recognised gains and losses relating to the year (net)		**(90)**	217
Total recognised gains and losses relating to the year		**(557)**	223

Note of historical cost profits and losses

FOR THE YEAR ENDED 31 DECEMBER

	2004 £m	2003 £m
Reported (loss)/profit on ordinary activities before taxation	**(232)**	233
Difference between historical cost and revalued amount		
Depreciation on land and buildings	**3**	5
Disposal of land and buildings	**8**	14
Historical cost (loss)/profit before tax on ordinary activities	**(221)**	252
Historical cost loss for the year retained after tax, minority interests and dividends	**(768)**	(277)

Reconciliation of movements in shareholders' funds

FOR THE YEAR ENDED 31 DECEMBER

	Notes	2004 £m	2003 £m
(Loss)/profit for the financial year		**(467)**	6
Dividends	8	**(312)**	(302)
		(779)	(296)
Other recognised gains and losses relating to the year (net)		**(90)**	217
Share based payments	24	**2**	5
Net decrease in shareholders' funds		**(867)**	(74)
Opening shareholders' funds		**5,591**	5,665
Closing shareholders' funds		**4,724**	5,591

Notes to the accounts

1 Accounting policies

Basis of preparation
The accounts are drawn up in accordance with applicable accounting standards under the historical cost convention as modified by the revaluation of certain land and buildings and the treatment adopted in respect of the valuation of certain current asset investments (see note 17).

As required by the Companies Act 1985, the directors have adopted the true and fair override in respect of the accounting for the Exchange Property (see note 17).

In line with Technical Release 21/04 issued by the Institute of Chartered Accountants in England & Wales, the group has amended its treatment within shareholders' funds of own shares held by the ESOP Trust. The value of such shares held by the group is now deducted from distributable reserves, rather than being held in a separate reserve, and the prior year comparative figures have been restated as set out in note 24 on page 88.

Basis of consolidation
The accounts of the group consolidate the results of the company and its subsidiary undertakings, and include its share of its joint ventures' results on the gross equity method, all of which are made up to 31 December.

The acquisition method of accounting has been adopted for businesses acquired with fair values applied to the acquired operation. The results of such businesses are included in the consolidated profit and loss account from the date of acquisition, up to the date of disposal or closure.

From 1 January 2002, where the group contributes a business, or other non-monetary asset for an interest in a subsidiary, joint venture or associate, such transactions are recorded so that the reduction in ownership of the business being contributed is accounted for as a disposal while the increased interest in the enlarged group or new interest in the business contributed by other parties to the transaction are accounted for as an acquisition. Fair values are applied to those operations which are subject to the exchange and which have not previously been held within the group. Any loss or realised gain resulting from the transaction is recorded in the profit and loss account while any unrealised gain is recorded in the statement of total recognised gains and losses. Prior to 31 December 2001 such exchanges of interest were recorded so as to reflect the economic substance of the transaction.

Goodwill
Goodwill arising on consolidation, on an exchange of interest, or on acquisition of joint venture interests, is capitalised in respect of all transactions from 1 January 1998. Such goodwill is amortised on a straight line basis through the profit and loss account over its estimated useful economic life, based upon assessments of the durability of markets, product ranges and projected future profitability of the businesses concerned. Prior to 1998, goodwill was either capitalised and amortised through the profit and loss account or was written off directly to reserves depending upon the circumstances of each acquisition. To date all goodwill capitalised has been assessed as having a 20 year estimated useful economic life.

Impairment reviews are undertaken at the end of the first full financial year following each acquisition and also if events or changes in circumstance indicate that such a review is necessary.

On the subsequent disposal or termination of a previously acquired business, the profit and loss on disposal or termination is calculated including any remaining capitalised goodwill or the gross amount of any related goodwill previously written off directly to reserves, as appropriate.

Company accounts
In the company's accounts, all fixed asset investments (including subsidiary undertakings and joint ventures) are stated at cost (or valuation in respect of certain listed investments) less provisions for permanent diminutions. Dividends received and receivable are credited to the company's profit and loss account. In accordance with section 230(4) of the Companies Act 1985 the company is exempt from the requirement to present its own profit and loss account. The amount of the profit for the financial year of the company is disclosed in note 24 to these accounts.

Relief under sections 131 and 133 of the Companies Act 1985 is taken whenever possible. Accordingly, where such relief is available, the difference between the fair value and aggregate nominal value of shares is not recognised in either shareholders' funds or cost of investment.

Revenue recognition
Sales are recognised when the group obtains the right to consideration in exchange for its performance, this is usually when title passes or a separately identifiable phase of a contract or development has been completed and accepted by the customer. Sales comprise the net value of such deliveries made, work completed or services rendered during the year and include the group's net share of sales of joint ventures. Turnover represents sales made by the company and its subsidiary undertakings, excluding the group's share of sales of joint ventures.

Profit is recognised at the time of sale. In the case of contracts with extended delivery programmes, it is arrived at by reference to the estimated overall profitability of the contract and appropriate provision is made for any losses in the year in which they are first foreseen.

Foreign currencies
Transactions in overseas currencies are translated at the exchange rate ruling at the date of the transaction or, where forward cover contracts have been arranged, at the contracted rates. Monetary assets and liabilities, including goodwill, denominated in foreign currencies are retranslated at the exchange rates ruling at the balance sheet date or at a contracted rate if applicable and any exchange differences arising are taken to the profit and loss account.

For consolidation purposes the assets and liabilities of overseas subsidiary undertakings and joint ventures are translated at the closing exchange rates. Profit and loss accounts of such undertakings are consolidated at the average rates of exchange during the year. Exchange differences arising on foreign currency net investments are taken to reserves.

1 Accounting policies (continued)

Research and development
Group funded revenue expenditure on research and development is written off as incurred and charged to the profit and loss account, except where supported under contract.

Tangible fixed assets
Depreciation is provided, normally on a straight line basis, to write off the cost or valuation of tangible fixed assets over their estimated useful economic lives to any estimated residual value, using the following rates:

Buildings	— up to 50 years, or the lease term if shorter
Research equipment	— 8 years
Computing equipment, motor vehicles and short life works equipment	— 3 to 5 years
Other equipment	— 10 to 15 years, or the project life if shorter

In the group's North America business, depreciation is normally provided on a basis consistent with cost reimbursement profiles under US government contracts. Typically this provides for a faster rate of depreciation than would otherwise arise on a straight line basis.

No depreciation is provided on freehold land and assets in the course of construction.

Impairment reviews are undertaken if there are indications that the carrying values may not be recoverable.

Leases
Assets obtained under finance leases are included in tangible fixed assets at cost and are depreciated over their useful economic lives, or the term of their lease, whichever is shorter. Future instalments under such leases, net of finance charges, are included within loans. Rental payments are apportioned between the finance element, which is charged as interest to the profit and loss account, and the capital element, which reduces the outstanding obligation for future instalments, so as to give a constant rate of charge on the outstanding obligation.

Rental payments under operating leases are charged to the profit and loss account on a straight line basis in arriving at operating profit.

Assets held for leasing out under operating leases are included in tangible fixed assets at cost less depreciation. Rental income from aircraft operating leases is recognised in sales as the receipts fall due.

Stocks
Stocks are stated at the lower of cost, including all relevant overhead expenditure, and net realisable value.

Long-term contracts – the amount of profit attributable to the stage of completion of a long-term contract is arrived at by reference to the estimated overall profitability of the contract. Appropriate provisions are made for any losses in the year in which they are first foreseen. Work in progress relating to long-term contracts is stated at cost less provision for anticipated losses.

Development properties – the net realisable value is based on advice received from independent valuers and assumes the grant of relevant planning consent but excludes any development profit.

Cash received on customers' account and customer stage payments
Amounts received from customers in accordance with the terms of contracts which specify payments in advance of delivery are credited, as progress payments, against any expenditure incurred upon stocks or work in progress for the particular contract. Any unexpended balance is held in creditors as customer stage payments or, if the amounts are subject to advance payment guarantees unrelated to company performance, as cash received on customers' account. Cash received on customers' account is excluded from the figure for net debt as defined by the group.

Aircraft financing
The group is exposed to actual and contingent liabilities arising from commercial aircraft financing, both from financing arranged directly by the group and from that arranged by third parties where the group has provided guarantees or has other recourse obligations. Provision for these risks is made on a systematic basis.

Financial instruments
The group uses derivative financial instruments to hedge its exposures to fluctuations in interest and foreign exchange rates. Instruments accounted for as hedges are designated as a hedge at the inception of contracts. Receipts and payments on interest rate instruments are recognised on an accruals basis, over the life of the instrument. Gains and losses on foreign currency hedges are recognised on maturity of the underlying transaction, other than translational hedges of foreign currency investments, net of related borrowings, which are taken to reserves. Gains and losses arising from retiming of foreign exchange transactional cover are deferred to match the maturity of the underlying exposure. Gains or losses arising on hedging instruments which are cancelled due to the termination of underlying exposure are taken to the profit and loss account immediately. Finance costs associated with debt issuances are charged to the profit and loss account over the life of the instruments.

Short-term debtors and creditors that meet the definition of a financial asset or liability respectively have been excluded from the Financial Reporting Standard 13 – Derivatives and other financial instruments (FRS 13) disclosures where permitted by that standard.

1 Accounting policies (continued)

Tax

The charge for taxation is based on the profit for the year and takes account of taxation deferred because of timing differences between the treatment of certain items for taxation and accounting purposes. Deferred tax is recognised on an undiscounted basis in respect of all timing differences between the treatment of certain items for taxation and accounting purposes which have arisen but not reversed by the balance sheet date where there is an obligation to pay more tax, or a right to pay less tax, in the future.

Pensions and other post retirement benefits

These costs have been provided under Statement of Standard Accounting Practice 24 – Accounting for pension costs (SSAP 24) where the expected cost of providing pensions and other post retirement benefits, as calculated periodically by independent actuaries, is charged to the profit and loss account so as to spread the cost over the expected average remaining service lives of current employees. The group operates several pension schemes providing benefits based on final pensionable pay. The assets of the schemes are held separately from those of the group.

The group has followed the transitional disclosure arrangements required by Financial Reporting Standard 17 – Retirement benefits (FRS 17).

Share options and own shares held

In accordance with Urgent Issues Task Force Abstract 25 – National insurance contributions on share option gains (UITF 25) the group provides in full for the employer's national insurance liability estimated to arise on the future exercise of share options granted, except where the employee has agreed to settle the employer's national insurance liability as a condition of the grant of the options.

The group has taken advantage of the exemption offered in Urgent Issues Task Force Abstract 17 – Employee share schemes (UITF 17) from charging to the profit and loss account the 20% discount offered to employees partaking in such company operated SAYE schemes.

As required under Urgent Issues Task Force Abstract 38 – Accounting for ESOP trusts (UITF 38) the cost to the company of own shares held is shown as a deduction from shareholders' funds within the profit and loss account. Consideration paid or received for the purchase or sale of the company's own shares in the ESOP trust is shown separately in the reconciliation of movements in shareholders' funds.

2 Segmental analysis

Analysis by business group

	Sales		Less: share of JV sales		Add: sales to JVs		Turnover		Intra-group sales	
	2004 £m	2003 £m	**2004 £m**	2003 £m	**2004 £m**	2003 £m	**2004 £m**	2003 £m	**2004 £m**	2003 £m
Programmes	**2,867**	2,436	**(884)**	(294)	**799**	211	**2,782**	2,353	**(71)**	(62)
Customer Solutions & Support	**2,243**	2,166	**(187)**	(164)	**—**	—	**2,056**	2,002	**(134)**	(124)
International Partnerships	**1,907**	1,685	**(1,709)**	(1,496)	**—**	—	**198**	189	**—**	—
Avionics	**1,103**	1,127	**(13)**	(12)	**—**	—	**1,090**	1,115	**(490)**	(477)
North America	**2,771**	2,700	**—**	—	**—**	—	**2,771**	2,700	**(57)**	(64)
Commercial Aerospace	**2,880**	2,924	**(2,666)**	(2,683)	**133**	137	**347**	378	**(20)**	(20)
HQ and other businesses	**560**	316	**(8)**	(3)	**—**	—	**552**	313	**(80)**	(35)
	14,331	13,354	**(5,467)**	(4,652)	**932**	348	**9,796**	9,050		
Intra-group sales	**(852)**	(782)					**(852)**	(782)	**(852)**	(782)
JV sales between business groups					**151**	119	**151**	119	**151**	119
	13,479	12,572	**(5,467)**	(4,652)	**1,083**	467	**9,095**	8,387	**(701)**	(663)

At business group level, sales to JVs are eliminated within the respective business group. Sales to JVs within other business groups are included in the intra-group sales adjustment. Sales to JVs are reinstated to derive external turnover.

Acquisitions in 2004 contributed sales and operating profit (after goodwill amortisation) of £38m, and £1m, respectively in Customer Solutions & Support, £73m and £1m in North America and £167m (including share of joint ventures' sales of £6m) and £2m in HQ and other businesses.

2 Segmental analysis (continued)

	Profit/(loss) before tax excluding exceptional items		Profit/(loss) before tax		Goodwill amortisation and impairment		Net assets	
	2004 £m	2003 £m	**2004 £m**	2003 £m	**2004 £m**	2003 £m	**2004 £m**	2003 £m
Programmes	**64**	56	**64**	56	**102**	29	**(929)**	(545)
Customer Solutions & Support	**413**	411	**413**	411	**6**	4	**(394)**	222
International Partnerships	**109**	65	**109**	65	**53**	57	**764**	715
Avionics	**32**	12	**32**	9	**579**	134	**1,428**	2,034
North America	**233**	232	**233**	232	**225**	226	**3,753**	3,691
Commercial Aerospace	**176**	204	**176**	204	**63**	63	**509**	599
HQ and other businesses	**(14)**	—	**(14)**	(6)	**10**	5	**(109)**	(45)
	1,013	980	**1,013**	971	**1,038**	518	**5,022**	6,671
Less: goodwill amortisation and impairment	**(1,038)**	(518)	**(1,038)**	(518)				
interest	**(207)**	(220)	**(207)**	(220)				
net tax creditor							**(289)**	(195)
net cash/(debt)							**5**	(870)
	(232)	242	**(232)**	233			**4,738**	5,606

Rental income in 2004 from aircraft operating leases included within turnover is £40m (2003 £46m).

The group's principal joint venture interests are: Eurofighter Jagdflugzeug GmbH reported in Programmes; Flagship Training Ltd and Fleet Support Ltd reported in Customer Solutions & Support; MBDA SAS, Saab AB, AMS NV and Gripen International KB reported in International Partnerships; and Airbus SAS reported in Commercial Aerospace.

Analysis by geographical location

	Geographical destination				Geographical origin			
	Sales		Turnover		Sales		Turnover	
	2004 £m	2003 £m	**2004 £m**	2003 £m	**2004 £m**	2003 £m	**2004 £m**	2003 £m
United Kingdom	**3,038**	2,755	**2,447**	2,290	**6,220**	5,670	**5,758**	5,283
Rest of Europe	**2,769**	2,362	**1,271**	653	**4,144**	3,978	**315**	203
Middle East	**2,095**	2,479	**1,715**	1,989	**—**	—	**—**	—
USA and Canada	**4,189**	3,864	**3,125**	2,959	**2,839**	2,734	**2,814**	2,731
Asia and Pacific	**1,121**	879	**420**	416	**262**	186	**194**	166
Africa, Central and South America	**267**	233	**117**	80	**14**	4	**14**	4
	13,479	12,572	**9,095**	8,387	**13,479**	12,572	**9,095**	8,387

	Geographical origin							
	Profit/(loss) before interest[1]				Net assets			
	Excluding JVs		*Including JVs*		*Excluding JVs*		*Including JVs*	
	2004 £m	2003 £m	**2004 £m**	2003 £m	**2004 £m**	2003 £m	**2004 £m**	2003 £m
United Kingdom	**(255)**	237	**(217)**	275	**(698)**	1,236	**(234)**	1,265
Rest of Europe	**10**	4	**176**	158	**412**	122	**1,556**	1,681
Middle East	**—**	—	**—**	—	**—**	—	**—**	—
USA and Canada	**4**	8	**8**	10	**3,745**	3,683	**3,744**	3,704
Asia and Pacific	**2**	8	**7**	9	**(45)**	14	**(44)**	22
Africa, Central and South America	**1**	1	**1**	1	**—**	1	**—**	(1)
	(238)	258	**(25)**	453	**3,414**	5,056	**5,022**	6,671
Less: net tax creditor					**(289)**	(195)	**(289)**	(195)
net cash/(debt)					**5**	(870)	**5**	(870)
					3,130	3,991	**4,738**	5,606

1 including goodwill amortisation and impairment and exceptional items.

3 Operating costs

	Existing 2004 £m	Acquired 2004 £m	Total 2004 £m	2003 £m
Raw materials and other bought in stock	**2,703**	**168**	**2,871**	2,927
Change in stocks of finished goods and work in progress	**325**	**(14)**	**311**	(457)
Staff costs (note 5)	**3,027**	**73**	**3,100**	2,966
Depreciation, amortisation and impairment	**1,117**	**14**	**1,131**	625
Other operating charges	**2,003**	**27**	**2,030**	2,237
Other operating income	**(110)**	**—**	**(110)**	(169)
	9,065	**268**	**9,333**	8,129

Included within the analysis of operating costs are the following expenses:

	2004 £m	2003 £m
Operating lease charges – within other operating charges:		
Plant and machinery	**7**	4
Other, including aircraft	**93**	100
Exceptional items (note 6):		
Staff costs	**—**	2
Other operating charges	**—**	7
	—	9

Research and development expenditure was £1,720m (2003 £1,713m) of which £610m (2003 £614m) related to joint ventures.

Audit fees

The remuneration of the group's principal auditors for the year ended 31 December 2004 for statutory audit work was £4,281,000 (2003 £3,734,000), including £417,000 relating to acquisitions and £618,000 (2003 £600,000) in relation to the company.

Analysis of non audit fees

Total worldwide non audit fees of the principal auditors for 2004 totalled £5,295,000 (2003 £5,229,000). Of this balance the amount arising in the UK was £2,958,000 (2003 £2,978,000). The majority of services provided outside the UK were provided in the US.

The table below provides an analysis of non audit fees in the year to 31 December 2004 compared with those in the year to 31 December 2003.

	2004			2003		
	UK £'000	Overseas £'000	Total £'000	UK £'000	Overseas £'000	Total £'000
Audit services						
Statutory audit related	**305**	**—**	**305**	296	—	296
Audit related regulatory reporting	**43**	**4**	**47**	33	—	33
Further assurance services						
Advice on accounting matters	**720**	**64**	**784**	1,307	213	1,520
Internal controls	**—**	**—**	**—**	—	—	—
Due diligence	**984**	**197**	**1,181**	575	—	575
Tax services						
Compliance	**149**	**1,518**	**1,667**	285	1,488	1,773
Advisory	**742**	**511**	**1,253**	482	534	1,016
Other services	**15**	**43**	**58**	—	16	16
	2,958	**2,337**	**5,295**	2,978	2,251	5,229

Audit services includes the review of the Interim Report of the group. Tax services includes tax compliance support and services in relation to the group's expatriate employees based around the world.

4 Interest and other similar items

	2004 £m	2003 £m
Interest receivable and similar income	**57**	51
Interest payable and similar charges:		
On bank loans and overdrafts	**(11)**	(7)
On finance leases	**(1)**	(1)
On bonds and other financial instruments	**(155)**	(165)
Adjustment to net present value liabilities in respect of aircraft financing	**(28)**	(41)
Adjustment to aircraft financing liabilities due to changes in expected timing of receipts and payments	**(28)**	(24)
Other net present value adjustments	**(11)**	(7)
	(234)	(245)
Net interest arising on activities excluding joint ventures	**(177)**	(194)
Share of net interest of joint ventures	**(30)**	(26)
	(207)	(220)

5 Employees and directors

The weekly average and year end numbers of employees, excluding those in joint ventures, were as follows:

	Weekly average		At year end	
	2004 Number '000	2003 Number '000	2004 Number '000	2003 Number '000
Programmes	**18.8**	19.6	**18.2**	19.2
Customer Solutions & Support	**8.9**	9.1	**8.9**	8.9
International Partnerships	**1.7**	1.6	**1.7**	1.7
Avionics	**9.0**	9.5	**8.9**	9.3
North America	**24.4**	22.8	**27.4**	23.2
Commercial Aerospace	**2.2**	2.5	**2.2**	2.3
HQ and other businesses	**4.4**	3.8	**6.0**	3.8
Group employees excluding joint venture employees	**69.4**	68.9	**73.3**	68.4

The aggregate payroll costs of group employees excluding joint venture employees were:

	2004 £m	2003 £m
Wages and salaries	**2,634**	2,580
Social security costs	**232**	225
Other pension costs (note 27)	**234**	161
	3,100	2,966

Included within the above 2004 amounts are wages and salaries of £62m, social security costs of £8m and other pension costs of £3m relating to acquired businesses.

Total directors' emoluments, excluding company pension contributions, were £7,013,863 (2003 £5,496,370). No amounts were paid this year or last year to past directors relating to pensions other than those disclosed in the remuneration report. Fuller disclosures on directors' remuneration are set out in the remuneration report on pages 42 to 53.

6 Exceptional items

	2004 £m	2003 £m
Operating exceptional items		
Prior year rationalisation programmes	—	(6)
BAe/MES integration costs	—	(3)
Exceptional loss included within profit before interest and tax	—	(9)

Operating exceptional items

Prior year rationalisation programmes
Rationalisation programmes were initiated in 1999 and 2000 in response to capacity excesses across a number of business groups. No costs were charged in 2004 (2003 £6m within HQ and Other Businesses, before a tax credit of £2m) in respect of these programmes which were completed in 2003. There was no cash outflow in 2004 (2003 £4m, before taking into account the cash benefits of tax relief).

BAe/MES integration costs
Integration of the former MES and British Aerospace businesses is now complete and no costs were incurred in 2004 (2003 £3m within Avionics, before a tax credit of £1m). There was no cash outflow in 2004 (2003 £3m, before taking into account the cash benefits of tax relief).

Non-operating exceptional items

Cessation/reorganisation of commercial aerospace activities
In 2001 the group decided to close its regional jet manufacturing operations and reorganise certain other commercial aerospace activities at a cost of £400m (before a tax credit of £120m) which was charged in full to the profit and loss account 2001 and 2002. The cash outflow in 2004 in respect of these prior year exceptional charges was £17m (2003 £62m), before taking into account the cash benefits of tax relief.

7 Tax

	UK		Overseas		Share of joint ventures		Total	
	2004 £m	2003 £m	**2004 £m**	2003 £m	**2004 £m**	2003 £m	**2004 £m**	2003 £m
Current tax								
Current tax charge for the year	**(1)**	(87)	**(41)**	(15)	**(46)**	(94)	**(88)**	(196)
Adjustment in respect of prior years	**19**	10	**(12)**	(15)	**(4)**	1	**3**	(4)
	18	(77)	**(53)**	(30)	**(50)**	(93)	**(85)**	(200)
Double taxation relief	**—**	32	**—**	—	**—**	—	**—**	32
	18	(45)	**(53)**	(30)	**(50)**	(93)	**(85)**	(168)
Deferred tax								
Origination and reversal of timing differences	**(67)**	(54)	**(27)**	(22)	**(47)**	(12)	**(141)**	(88)
Adjustment in respect of prior years	**(10)**	25	**—**	(2)	**2**	5	**(8)**	28
	(77)	(29)	**(27)**	(24)	**(45)**	(7)	**(149)**	(60)
Tax on the results excluding exceptional items	**(59)**	(74)	**(80)**	(54)	**(95)**	(100)	**(234)**	(228)
Exceptional items								
Current tax – credit for the year	**—**	2	**—**	—	**—**	—	**—**	2
Deferred tax – origination and reversal of timing differences	**—**	1	**—**	—	**—**	—	**—**	1
	—	3	**—**	—	**—**	—	**—**	3
Total tax after exceptional items	**(59)**	(71)	**(80)**	(54)	**(95)**	(100)	**(234)**	(225)
Current tax charge for the year								
– excluding exceptional items	**18**	(45)	**(53)**	(30)	**(50)**	(93)	**(85)**	(168)
– exceptional items	**—**	2	**—**	—	**—**	—	**—**	2
	18	(43)	**(53)**	(30)	**(50)**	(93)	**(85)**	(166)
Deferred tax charge for the year								
– excluding exceptional items	**(77)**	(29)	**(27)**	(24)	**(45)**	(7)	**(149)**	(60)
– exceptional items	**—**	1	**—**	—	**—**	—	**—**	1
	(77)	(28)	**(27)**	(24)	**(45)**	(7)	**(149)**	(59)

The current tax charge for the year is higher than the standard rate of corporation tax in the UK (30%). The differences are explained below:

	2004 £m	2003 £m
(Loss)/profit before taxation	**(232)**	233
Tax credit/(charge) on (loss)/profit at UK rate of 30% (2003 – 30%)	**70**	(70)
Permanent		
Non-tax deductible goodwill	**(294)**	(136)
Expenses not tax effected	**(50)**	(56)
R&D tax credits	**34**	12
Other permanent items	**15**	20
	(295)	(160)
Timing		
Accelerated capital allowances	**16**	28
Pension and other provisions	**73**	38
Utilisation of tax losses	**5**	10
	94	76
Adjustment in respect of prior years	**3**	(4)
Adjustments relating to joint ventures	**43**	(8)
Current tax charge for the year	**(85)**	(166)

8 Dividends

	2004 £m	2003 £m
Equity dividends		
Interim 3.7p dividend per ordinary share paid (2003 3.7p)	**113**	113
Final 5.8p dividend per ordinary share proposed (2003 5.5p)	**178**	168
	291	281
Non-equity dividends		
7.75p dividend per preference share	**21**	21
	312	302

9 Earnings per share

	2004		2003	
	£m	Basic and diluted pence per share	£m	Basic and diluted pence per share
(Loss)/profit for the financial year	**(467)**		6	
Preference dividends	**(21)**		(21)	
Loss for the financial year after preference dividends	**(488)**	**(16.0)**	(15)	(0.5)
Add back: Goodwill amortisation and impairment (notes 10 & 12)	**1,038**	**34.0**	518	16.9
Exceptional items (note 6)	**—**	**—**	9	0.3
Tax on exceptional items (note 7)	**—**	**—**	(3)	(0.1)
Earnings excluding goodwill amortisation and impairment and exceptional items	**550**	**18.0p**	509	16.6p

	2004 Number m	2003 Number m
Weighted average number of shares used in calculating earnings per share	**3,058**	3,057

Earnings per share is calculated by reference to earnings excluding goodwill amortisation and impairment and exceptional items in addition to that required by Financial Reporting Standard 14 – Earnings per share (FRS 14) as the directors consider that this gives a more appropriate indication of underlying performance.

In accordance with FRS 14 the calculation of the weighted average number of shares excludes own shares held by the ESOP Trust (see note 24) and the diluted earnings per share calculations are without reference to adjustments in respect of options and preference shares, as assumed conversion would be anti-dilutive.

10 Intangible fixed assets

Goodwill arising from acquisition of subsidiary undertakings:

	Group £m
Cost or valuation	
At 1 January 2004	7,553
Acquisitions	674
Adjustments to provisional fair values in respect of prior year acquisitions	(3)
Exchange adjustments	(95)
At 31 December 2004	8,129
Amortisation and impairment	
At 1 January 2004	1,553
Amortisation charge for the year	383
Impairment	546
At 31 December 2004	2,482
Net book value	
At 31 December 2004	**5,647**
At 31 December 2003	6,000

Goodwill represents the excess of the fair value of the consideration given over the fair value of the separable net assets acquired.

10 Intangible fixed assets (continued)

Acquisitions

Alvis plc

The offer to acquire the 71% of the issued share capital in Alvis plc not already held was declared unconditional in August 2004. Consideration, including costs, was £268m in addition to the £74m paid in 2003 for the group's initial 29% stake. Provisional goodwill arising on consolidation amounted to £295m. Total accounting policy alignments and fair value adjustments of £7m have been made, primarily relating to recognition of pension assets of £22m and provisions for obsolete stock of £13m. The company produces armoured fighting vehicles and other specialist vehicles for military application.

DigitalNet Holdings Inc

In October 2004, the group completed the acquisition of 100% of the issued share capital of DigitalNet Holdings Inc for a total consideration, including costs, of $520m (£282m). Provisional goodwill arising on consolidation amounted to $500m (£272m). Total accounting policy alignments and fair value adjustments of £31m have been made, primarily relating to the recognition of a deferred tax asset of £46m in respect of existing goodwill balances and a bond premium of £9m to pay existing debt. The company is a provider of networked infrastructure and information assurance solutions to federal government agencies.

Others

The other significant acquisitions made during the year are as follows:

STI Government Systems

In May 2004, the group completed the acquisition of the business of STI Government Systems for a total consideration, including costs, of $26m (£15m). Provisional goodwill arising on consolidation amounted to $25m (£14m). The company develops innovative solutions for US government customers with its expertise in photonics, information technologies and system integration and has been renamed BAE Systems Spectral Solutions.

Boeing Commercial Electronics

In August 2004, the group completed the acquisition of the business of Boeing Commercial Electronics for a total consideration, including costs, of $66m (£36m). Provisional goodwill arising on consolidation amounted to $52m (£29m). The business develops and produces avionics products and systems for commercial aircraft and operates as a division of BAE Systems Controls Inc.

Practical Imagineering Inc

In August 2004, the group completed the acquisition of 100% of the issued share capital of Practical Imagineering Inc for a total consideration, including costs, of $9m (£5m). Provisional goodwill arising on consolidation amounted to $8m (£4m). The company focuses on signal processing systems and software development and has been renamed BAE Systems Spectral Technology.

Aerosystems International (AeI)

In August 2004, the group completed the acquisition of the remaining 50% of shares not already held in Aerosystems International Limited. Consideration, including costs, was £15m in addition to the £2m paid in 1985 for the group's initial 50% stake. Provisional goodwill arising on consolidation amounted to £15m. The group had previously accounted for its 50% interest in AeI as a joint venture. The company specialises in tactical data links, e-maintenance solutions and logistics systems.

Alphatech Inc

In November 2004, the group completed the acquisition of 100% of the issued share capital of Alphatech Inc for a total consideration, including costs, of $88m (£48m). Provisional goodwill arising on consolidation amounted to $84m (£45m). The company builds systems that process electronic images and signals for US government intelligence agencies and has been renamed BAE Systems Advanced Information Technologies Inc.

10 Intangible fixed assets (continued)

Acquisitions

	Alvis plc				DigitalNet Holdings Inc			
	Acquired book value £m	Accounting policy alignment £m	Provisional fair value adjustment £m	Provisional fair value £m	Acquired book value £m	Accounting policy alignment £m	Provisional fair value adjustment £m	Provisional fair value £m
Tangible assets	47	(2)	(4)	41	5	(1)	(1)	3
Stocks	62	(13)	—	49	3	—	—	3
Debtors due within one year	34	(1)	—	33	48	—	—	48
Debtors due after one year	5	—	22	27	4	(2)	46	48
Cash at bank and in hand	103	—	—	103	6	—	—	6
Overdrafts due within one year	(3)	—	—	(3)	—	—	—	—
Loans due within one year	—	—	—	—	(12)	—	—	(12)
Creditors due within one year	(113)	—	—	(113)	(28)	—	(2)	(30)
Loans due after one year	(18)	—	—	(18)	(41)	—	(9)	(50)
Creditors due after one year	(29)	—	—	(29)	(5)	—	—	(5)
Provisions for liabilities and charges	(34)	(3)	(6)	(43)	(1)	—	—	(1)
	54	(19)	12	47	(21)	(3)	34	10
Consideration paid and other costs of acquisition:								
paid in cash – 2003				74				—
paid in cash – 2004				266				279
loan notes issued				2				—
accrued costs				—				3
				342				282
Provisional goodwill arising				295				272

	Other businesses acquired			
	Acquired book value £m	Accounting policy alignment £m	Provisional fair value adjustment £m	Provisional fair value £m
Tangible assets	11	(1)	3	13
Stocks	19	(3)	(2)	14
Debtors due within one year	10	6	—	16
Debtors due after one year	6	—	—	6
Cash at bank and in hand	7	—	—	7
Creditors due within one year	(20)	—	(3)	(23)
Creditors due after one year	(1)	(7)	—	(8)
Provisions for liabilities and charges	(10)	—	(1)	(11)
	22	(5)	(3)	14
Consideration paid and other costs of acquisition:				
paid in cash – 1985				2
paid in cash – 2004				118
accrued costs				1
				121
Provisional goodwill arising				107

Total provisional goodwill arising:		
Alvis plc		295
DigitalNet Holdings Inc		272
Other acquisitions:	*STI Government Systems*	14
	Boeing Commercial Electronics	29
	Practical Imagineering Inc	4
	Aerosystems International (AeI)	15
	Alphatech Inc	45
		107
		674

Provisional fair values have been assigned to the net assets acquired of each business. These will be reviewed during 2005 and amended as necessary in the light of subsequent knowledge or events to the extent that these reflect conditions as at the date of the respective acquisitions.

10 Intangible fixed assets (continued)

Adjustment to provisional fair values

Post acquisition fair value adjustments of $5m (£3m) have been made in respect of Advanced Power Technologies, Inc and Mevatec Corporation which were acquired in March 2003. These relate to the identification of deferred tax assets which have increased net assets acquired and consequently reduced goodwill on acquisition.

Impairment

The impairment charge of £546m includes a £480m impairment charge relating to the group's interests in certain UK-based avionics and defence communications businesses, most of which were acquired in 1999 as part of the merger with Marconi Electronic Systems. The impairment reflects the disposal values of the businesses incorporated in the Eurosystems transaction agreement signed with Finmeccanica on 27 January 2005.

In addition, a detailed review of the carrying value of goodwill across the group has been performed which has resulted in a £16m impairment charge in respect of the goodwill relating to the Integrated Defence Solutions business in North America and a £50m impairment charge in respect of the goodwill relating to the naval ships business, in line with the reduced MoD requirement for Type 45 destroyers.

11 Tangible fixed assets

	Group			Company		
	Land and buildings £m	Plant and equipment £m	Total £m	Land and buildings £m	Plant and equipment £m	Total £m
Cost or valuation						
At 1 January 2004	1,487	2,394	3,881	42	39	81
Additions	190	138	328	—	—	—
Additions from acquisitions	39	18	57	—	—	—
Transfer from stock	—	3	3	—	—	—
Disposals	(113)	(191)	(304)	(12)	(1)	(13)
Transfer to stock	(2)	(9)	(11)	—	—	—
Exchange adjustments	(22)	(40)	(62)	—	—	—
At 31 December 2004	1,579	2,313	3,892	30	38	68
Depreciation and impairment						
At 1 January 2004	417	1,765	2,182	16	32	48
Charge for the year	49	153	202	1	1	2
Disposals	(22)	(180)	(202)	(4)	—	(4)
Transfer to stock	(2)	—	(2)	—	—	—
Exchange adjustments	(10)	(29)	(39)	—	—	—
At 31 December 2004	432	1,709	2,141	13	33	46
Net book value						
At 31 December 2004	**1,147**	**604**	**1,751**	**17**	**5**	**22**
At 31 December 2003	1,070	629	1,699	26	7	33
The amounts above at 31 December 2004 include:						
Capitalised finance leases:						
Cost	2	299	301	—	24	24
Accumulated depreciation	—	268	268	—	24	24
Depreciation charge	—	29	29	—	1	1
Assets let under operating leases:						
Cost	251	67	318	17	—	17
Accumulated depreciation	68	41	109	8	—	8
Non-depreciated assets	276	55	331	—	1	1
Net book value of:						
Freehold property	1,082	—	1,082	9	—	9
Long leasehold property	54	—	54	3	—	3
Short leasehold property	11	—	11	5	—	5
Plant and machinery	—	476	476	—	—	—
Fixtures, fittings and equipment	—	128	128	—	5	5
	1,147	604	1,751	17	5	22

11 Tangible fixed assets (continued)

Land and buildings comprise:

- freehold and long leasehold land and buildings owned by the group as at 30 June 1996, excluding certain overseas properties, revalued at that date. The majority of the group's operational properties at that time were valued on a depreciated replacement basis, owing to their specialisation, with the remainder on an existing use value basis. Other non-operational properties were valued on the basis of open market value;
- short leaseholds at cost;
- additions subsequent to 30 June 1996 at cost; and
- land and buildings owned by subsidiary undertakings acquired since 30 June 1996 at fair value at the date of acquisition.

Following the adoption in 2000 of Financial Reporting Standard 15 – Tangible fixed assets (FRS 15) the company has elected that no further revaluation of land and buildings will be undertaken for statutory reporting purposes.

Analysis of cost or valuation of land and buildings

	Group £m	Company £m
At valuation – 1996	437	—
At cost or fair value at acquisition included in gross cost	1,142	30
	1,579	30

If land and buildings had not been revalued, the following amounts would have been included in the balance sheet:

	Group £m	Company £m
Historical cost	1,440	30
Depreciation	429	13
Net book value		
At 31 December 2004	**1,011**	**17**
At 31 December 2003	923	24

The depreciation charge for the year, based on the historical cost, would have been £46m for the group (2003 £49m).

12 Fixed asset investments

Group

Carrying value of share of joint ventures

	Share of net assets £m	Purchased goodwill £m	Carrying value £m
At 1 January 2004	(9)	1,624	1,615
Share of results after tax	197	—	197
Dividends receivable	(66)	—	(66)
Transfer to subsidiary company: AeI (note 10)	(5)	—	(5)
Dilution of interest	2	—	2
Reclassification	36	—	36
Amortisation	—	(109)	(109)
Exchange adjustments	(61)	(1)	(62)
At 31 December 2004	**94**	**1,514**	**1,608**

Included within purchased goodwill is £47m (2003 £54m) relating to the goodwill arising on acquisitions made by the group's joint ventures subsequent to their acquisition by BAE Systems.

Analysis of carrying value of share of joint ventures

	2004 £m	2003 £m
Share of gross assets (including goodwill)		
Fixed assets	**3,491**	3,572
Current assets	**4,256**	4,255
	7,747	7,827
Share of gross liabilities		
Liabilities due within one year	**(3,523)**	(3,866)
Liabilities due after one year	**(2,616)**	(2,346)
	(6,139)	(6,212)
Carrying value	**1,608**	1,615

Additional disclosures in respect of the group's share of Airbus

	2004 £m	2003 £m
Turnover	**2,666**	2,683
Profit before taxation (excluding goodwill)	**150**	176
Taxation	**(46)**	(69)
Profit after taxation	**104**	107
Share of gross assets (excluding goodwill)		
Fixed assets	**1,571**	1,571
Current assets	**1,064**	1,068
	2,635	2,639
Share of gross liabilities		
Liabilities due within one year	**(850)**	(1,478)
Liabilities due after one year	**(1,911)**	(1,285)
	(2,761)	(2,763)
Share of net liabilities	**(126)**	(124)
Goodwill at 1 January	**1,063**	934
Reclassification from share of net liabilities	—	192
Amortisation	**(63)**	(63)
Goodwill at 31 December	**1,000**	1,063
Carrying value	**874**	939

Dividends receivable

All of the dividends receivable of £66m were received in cash in 2004. The £3m balance of dividends declared but not paid in 2003 was also received in cash in 2004.

Dilution of interest

Following the completion in July 2004 of the conversion of debentures held by employees of Saab to shares, the group's share of the net assets of Saab increased by £6m. As a result of the increased shares in issue the group's economic interest in Saab was diluted from 35% to 34.2%, reducing the group's share of net assets by £4m. The net effect of £2m has been treated as an unrealised gain within the statement of total recognised gains and losses.

12 Fixed asset investments (continued)

Reclassification

At 31 December 2003, the group was holding, within debtors, certain deferred costs relating to the formation of MBDA and AMS in 2001, which were matched by an adjustment to liabilities recorded in the group's share of joint venture net assets. In 2004 these costs were netted off against the matching adjustment to liabilities, resulting in an increase in the reported share of joint venture net assets and a corresponding reduction in debtors.

Group

Other investments

	£m
Cost	
At 1 January 2004	101
Additions	50
Transfer to subsidiary undertakings: Alvis (note 10)	(74)
At 31 December 2004	**77**
Impairment provisions	
At 1 January 2004	6
Created	5
At 31 December 2004	**11**
Net carrying value	
At 31 December 2004	**66**
At 31 December 2003	95

Additions

The principal addition in the year was the acquisition of 100% of the issued share capital of Overhaul and Maintenance Company Limited (OMC), a company registered in the Kingdom of Saudi Arabia, for a cash consideration of £119m. Further cash consideration to a maximum of £26m may be payable depending on the future performance of OMC's business. The acquisition of OMC has been accounted for as a trade investment at a fair value of £48m pending assumption of management control. The remaining consideration paid has been treated as satisfying a pre-existing offset obligation held within creditors. OMC is a holding company with investments in aerospace and defence companies in the Kingdom of Saudi Arabia.

Impairment provision created

The impairment provision created in the year relates to the group's 20% holding in Exostar LLC, formed in 2000 as a business-to-business procurement facilitation company and based in the US. The impairment reflects the current recoverable value of the group's original investment of £13m, which had been previously written down to £8m.

Company

	Subsidiary undertakings £m	Others £m	Total £m
Cost			
At 1 January 2004	4,203	84	4,287
Additions	424	—	424
Transfer to subsidiary undertakings: Alvis (note 10)	74	(74)	—
Reclassification	187	—	187
Exchange adjustments	(3)	—	(3)
At 31 December 2004	**4,885**	**10**	**4,895**
Impairment provisions			
At 1 January 2004	227	—	227
Created	140	—	140
Released	(75)	—	(75)
At 31 December 2004	**292**	**—**	**292**
Net carrying value			
At 31 December 2004	**4,593**	**10**	**4,603**
At 31 December 2003	3,976	84	4,060

Cost - additions

During the year the company increased its investment in BAE SYSTEMS Holdings Inc by £93m and its investment in Alvis plc by £268m (the initial investment of £74m made in 2003 is now shown as an investment in subsidiary undertakings). The remaining additions relate to the transfer of investments from other group companies.

Cost - reclassification

The reclassification in the year relates to the company's interest in certain non-trading subsidiary undertakings whose assets comprise loans to the company and which have been offset against the company's investment in previous years. An equivalent adjustment has been made to the company's liabilities to subsidiary undertakings.

12 Fixed asset investments (continued)

Impairment provisions - created
Following a review of the current recoverable values of fixed asset investments, provisions for impairment have been created in respect of BAE SYSTEMS (Land and Sea Systems) Ltd of £11m, BAE SYSTEMS (Defence Systems) Ltd of £71m and for BAE SYSTEMS (Funding Two) Ltd of £58m.

Impairment provisions - released
An impairment provision relating to BAE SYSTEMS Australia Holdings Ltd of £72m is no longer required and has been released. Similarly, an impairment provision relating to Cashhold Ltd has been reduced by £3m.

	Principal activities	Principally operates	Country of incorporation
Principal subsidiary undertakings			
BAE SYSTEMS (Operations) Ltd *(Held via BAE SYSTEMS Enterprises Ltd)*	Defence and commercial aerospace activities	UK	England and Wales
BAE SYSTEMS Australia Ltd *(Held via BAE SYSTEMS Australia Holdings Ltd)*	Defence support and avionics	Australia	Australia
BAE SYSTEMS Electronics Ltd *(Held via Meslink Ltd)*	Defence electronics	UK	England and Wales
BAE SYSTEMS Marine Ltd[1] *(Held via BAE SYSTEMS Marine (Holdings) Ltd)*	Shipbuilding	UK	England and Wales
BAE SYSTEMS Avionics Ltd[1] *(Held via BAE SYSTEMS Electronics Ltd)*	Avionics	UK	England and Wales
BAE SYSTEMS North America Inc. *(Held via BAE SYSTEMS Holdings Inc)*	Defence systems	US	US
Royal Ordnance plc *(Held by BAE SYSTEMS plc)*	Manufacture of ammunition and weapon systems	UK	England and Wales
Atlas Elektronik GmbH *(Held via BAE SYSTEMS Deutschland GmbH)*	Naval systems	Germany	Germany
Alvis plc *(Held by BAE SYSTEMS plc)*	Manufacture and support of military vehicles	UK	England and Wales
Principal joint ventures			
Airbus SAS (20%) *(Held via BAE SYSTEMS (Operations) Ltd)*	Commercial aerospace activities	Europe	France
Eurofighter Jagdflugzeug GmbH (33%) *(Held by BAE SYSTEMS plc)*	Management and control of Eurofighter Typhoon programme	Germany	Germany
MBDA SAS (37.5%) *(Held via BAE SYSTEMS Electronics Ltd)*	Development and manufacture of guided weapons	Europe	France
Panavia Aircraft GmbH (42.5%) *(Held by BAE SYSTEMS plc)*	Management and control of Tornado programme	Germany	Germany
Saab AB (34.2%) *(Held via BAE SYSTEMS (Sweden) AB)*	Defence and commercial aerospace activities	Sweden	Sweden
AMS NV (50%) *(Held via BAE SYSTEMS Electronics Ltd)*	Radar, combat and air traffic management systems	UK and Italy	Netherlands
Flagship Training Ltd (50%) *(Held via BAE SYSTEMS Electronics Ltd)*	Supply of naval training and support services	UK	England and Wales
Fleet Support Ltd (50%) *(Held via BAE SYSTEMS Marine (Holdings) Ltd)*	Engineering and facilities management support to the Royal Navy	UK	England and Wales
Gripen International KB (50%) *(Held via BAE SYSTEMS (Operations) Ltd)*	Marketing and selling of Gripen fighter aircraft	Sweden	Sweden

The above list sets out the principal subsidiaries and joint ventures included within the group accounts. It does not represent a full list of subsidiaries, joint ventures and other investments. All holdings represent 100% of ordinary share capital, except where otherwise indicated.

1 companies subject to specific Office of Fair Trading undertakings. Copies of these companies' accounts may be obtained from the BAE Systems Company Secretary.

13 Stocks

	Group		Company	
	2004 £m	2003 £m	**2004 £m**	2003 £m
Long-term contract balances	**4,028**	3,706	**—**	—
Less: attributable progress payments	**(3,631)**	(3,319)	**—**	—
	397	387	**—**	—
Short-term work-in-progress	**265**	224	**—**	—
Raw materials and consumables	**120**	70	**—**	—
Finished goods and goods for resale	**110**	91	**—**	—
Development properties	**3**	3	**2**	2
	895	775	**2**	2

14 Debtors

	Group		Company	
	2004 £m	2003 £m	**2004 £m**	2003 £m
Due within one year				
Amounts recoverable under long-term contracts	**881**	1,663	**—**	—
Trade debtors	**348**	331	**—**	—
Corporation tax recoverable	**—**	—	**36**	—
Amounts owed by subsidiary undertakings	**—**	—	**3,071**	6,259
Amounts owed by joint ventures	**178**	158	**81**	74
Other debtors	**222**	250	**69**	80
Prepayments and accrued income	**145**	186	**49**	52
	1,774	2,588	**3,306**	6,465
Due after one year				
Trade debtors	**61**	109	**—**	—
Amounts owed by joint ventures	**9**	9	**9**	9
Deferred tax (note 22)	**107**	84	**—**	—
Other debtors	**249**	167	**142**	52
Pensions (note 27)	**602**	532	**273**	197
Prepayments and accrued income	**36**	26	**25**	16
	1,064	927	**449**	274

15 Current asset investments

	Group		Company	
	2004 £m	2003 £m	**2004 £m**	2003 £m
Term deposits	**737**	196	**559**	95
Exchange Property (note 17)	**674**	661	**674**	661
Other securities	**9**	26	**9**	24
	1,420	883	**1,242**	780

At 31 December 2004 the Exchange Property represented 477 million shares in Vodafone Group Plc (2003 477 million shares).

As explained in note 17, the Exchange Property has been recorded at its market value as this was below the issue price of the related bonds at both 31 December 2004 and 31 December 2003.

16 Loans and overdrafts

	Group		Company	
	2004	2003	**2004**	2003
	£m	£m	**£m**	£m
Due within one year				
Bank loans and overdrafts	**2**	1	**221**	86
European Investment Bank loan	**24**	22	**24**	22
SYSTEMS 2001 Asset Trust:				
Option Aircraft bond	**4**	3	**4**	3
Permitted Investment bond	**—**	—	**—**	—
Exchangeable Bonds (note 17)	**674**	672	**674**	672
US Commercial Paper	**—**	79	**—**	—
8.85% loan note – GKN plc	**15**	—	**—**	—
Obligations under finance leases	**—**	2	**—**	2
	719	779	**923**	785
Due after one year				
Bank loans	**3**	—	**—**	—
US$ 7% note, repayable 2007	**120**	120	**—**	—
Euro-Sterling 11⅞% bond, repayable 2008	**150**	150	**150**	150
European Investment Bank loan, final instalment 2009	**44**	68	**44**	68
Euro-Sterling 10¾% bond, repayable 2014	**100**	100	**100**	100
US$ 7.5% bond, repayable 2027	**300**	300	**—**	—
SYSTEMS 2001 Asset Trust:				
Option Aircraft bond, final instalment 2013	**425**	449	**425**	449
Permitted Investment bond, repayable 2010	**1**	1	**1**	1
US$ bond, repayable 2011	**518**	561	**—**	—
Other loan notes	**2**	—	**2**	—
Obligations under finance leases	**2**	—	**—**	—
	1,665	1,749	**722**	768

Bank loans and overdrafts are at a floating rate of interest.

The European Investment Bank loan has a weighted average fixed rate of interest of 6.86%.

The US$ bond, repayable 2011, is at a floating rate of interest with a weighted average of 3.34% during 2004.

The SYSTEMS 2001 Asset Trust bonds are at a floating rate of interest.

The other loan notes were issued to certain shareholders of Alvis plc as part of the consideration paid by the group on acquisition of that company as set out in note 10. The notes pay a floating rate of interest on the principal amount outstanding and are redeemable at par at the option of the holder on 31 December in any of the years up to 2009, at which time any outstanding balance will be redeemed by the company.

Finance lease obligations are generally repayable in periodic instalments (monthly or annual) and incur interest at 8%.

The remaining borrowings identified above are all at the fixed rates shown.

At 31 December 2004 borrowings of £1,429m (2003 £1,434m) are at fixed rates of interest compared to £955m (2003 £1,094m) at floating rates of interest. The floating rate borrowings include bank debt bearing interest at rates based on the relevant inter-bank rate or base rates.

Loans and overdrafts are repayable as follows:

	Group		Company	
	2004	2003	**2004**	2003
	£m	£m	**£m**	£m
In one year or less	**719**	779	**923**	785
Between one and two years	**50**	30	**48**	30
Between two and five years	**416**	416	**295**	296
In later years	**1,199**	1,303	**379**	442
	2,384	2,528	**1,645**	1,553

The total amount of loans repayable by instalments, where any instalment is due after five years, is £432m for the group (2003 £543m) and £432m for the company (2003 £543m).

17 Exchangeable Bonds and Exchange Property

The company has in issue £676m (2003 £676m) 3.75% Senior Unsecured Exchangeable Bonds (the Bonds), due in 2006. At any time prior to the due date the Bondholders have the right to request to exchange their Bonds for the Exchange Property, which is represented by the group's holding in the ordinary share capital of Vodafone Group Plc (see note 15). On receiving such early redemption notice, the company has the option to settle the Bond in cash, based on the prevailing market value of the Exchange Property. The company does not intend currently to use this option to settle any material proportion of the Bonds in cash. Any Bonds still outstanding on the due date will be settled by the company in cash at the principal amount.

The Bonds are recorded at issue price less unamortised issue costs, which represent the maximum economic exposure.

The value of the Exchange Property was initially based on the issue price of the Bonds, which represented the realisable value to the group. The historical cost of the Exchange Property to the group is negligible, and the uplift to match the Exchange Property to the value of the Bonds was recorded as an unrealised gain within other reserves.

This treatment of the Exchange Property represents a departure from the normal requirements of the Companies Act 1985 under which current asset investments are to be carried at the lower of cost and net realisable value. This basis would, for the reasons set out above, in the opinion of the directors not reflect the economic substance of the transaction nor show a true and fair view.

At 31 December 2004 the value of the group's holding in Vodafone Group Plc was less than the redemption value of the Bonds. Accordingly the group has recorded the value of the Exchange Property at its market value at that date.

The movement in 2004 of £13m in the market value of the Exchange Property has been offset against the original unrealised gain within other reserves, and disclosed within the non-cash movements in the consolidated movement on net debt.

18 Creditors

	Group		Company	
	2004 £m	2003 £m	**2004 £m**	2003 £m
Due within one year				
Customer stage payments:				
Long-term contracts	**2,524**	1,899	—	—
Others	**121**	98	—	—
Cash received on customers' account:				
Long-term contracts	**11**	2	—	—
Others	**2**	3	—	—
Trade creditors	**507**	482	—	—
Amounts owed to subsidiary undertakings	—	—	**5,859**	7,896
Amounts owed to joint ventures	**1,070**	794	**1,061**	798
Corporation tax	**200**	196	—	—
Other taxes and social security costs	**23**	42	—	—
Dividends	**189**	179	**189**	179
Other creditors	**567**	759	**152**	36
Pensions (note 27)	**13**	5	—	—
Accruals and deferred income	**1,338**	1,387	**86**	153
	6,565	5,846	**7,347**	9,062
Due after one year				
Customer stage payments:				
Long-term contracts	**123**	239	—	—
Cash received on customers' accounts:				
Long-term contracts	**5**	—	—	—
Trade creditors	—	1	—	—
Amounts owed to joint ventures	**10**	10	—	—
Other creditors	**237**	113	**2**	2
Pensions (note 27)	**109**	102	—	—
Accruals and deferred income	**24**	17	**2**	11
	508	482	**4**	13

Pensions creditors in the group of £122m (2003 £107m) includes £64m (2003 £49m) in respect of European schemes (see note 27).

19 Provisions for liabilities and charges

	Group							Company
	Deferred tax note 22	Post retirement benefits note 27	Contracts and other	Warranties and after sales service	Reorganisation ongoing operations	Regional aircraft	Total	Contract and other
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2004	83	68	254	163	45	287	900	—
Created	109	7	118	49	14	18	315	5
Released	—	(1)	(70)	(29)	(8)	—	(108)	—
Utilised	—	(12)	(23)	(23)	(20)	(104)	(182)	—
Provisions arising on acquisitions	4	—	28	20	3	—	55	—
Exchange adjustments	—	(5)	(10)	(3)	(1)	—	(19)	—
Other provision movements	—	—	1	(2)	1	56	56	—
At 31 December 2004	**196**	**57**	**298**	**175**	**34**	**257**	**1,017**	**5**

Contracts and other
In respect of ongoing contracts, appropriate provisions are made for any losses in the year in which they are first foreseen. The balance remaining, after the allocation of any such losses to work-in-progress, is recorded as a liability provision. The associated outflows are estimated to occur over the period of the contract, normally between one and five years.

Other provisions include legal costs, insurance and environmental commitments.

Warranties and after-sales service
Warranties and after-sales service are provided in the normal course of business with provisions for associated costs being made based on an assessment of future claims with reference to past experience. Such costs are generally incurred within one to five years post delivery.

Reorganisations – ongoing operations
The provision relates to 2004 and prior year rationalisation programmes.

Regional aircraft
This provision contains the costs associated with the decision in 2001 to close the regional jet aircraft activities, principally manufacturing, and reorganise certain other commercial aerospace activities (see note 6) and recourse provisions (see note 20) in respect of financing arrangements for aircraft previously sold by the group.

The recourse element of the provision of £253m (2003 £253m) covers costs to be incurred over the period to 2013 and the directors believe it is appropriate to state the recourse provisions at its net present value (NPV). Adjustments to NPV are recorded within other provision movements. Of the adjustment of £56m in 2004, £13m was transferred to the creditor balance in respect of aircraft financing (see note 20) as a non-cash movement within the amount utilised in the year.

Provisions arising on acquisitions
The amount arising on acquisitions represents the fair value of provisions held at acquisition by Alvis plc, DigitalNet Holdings Inc and other companies acquired by the group during the year (see note 10).

Other provision movements
Reclassifications between provision categories are reported within other provision movements.

Company
Provisions created relate to onerous property leases.

20 Commercial aircraft financing

	2004			2003		
	FRIP aircraft £m	**Post-FRIP aircraft £m**	**Total £m**	FRIP aircraft £m	Post-FRIP aircraft £m	Total £m
Future cash flow payments in respect of aircraft financing obligations	**1,951**	**393**	**2,344**	2,317	400	2,717
Amounts pre-financed (see below)	**(518)**	**—**	**(518)**	(594)	—	(594)
	1,433	**393**	**1,826**	1,723	400	2,123
Income guaranteed through insurance	**(1,167)**	**—**	**(1,167)**	(1,273)	—	(1,273)
Anticipated residual values	**—**	**(365)**	**(365)**	—	(378)	(378)
Adjustments to net present value	**(18)**	**(5)**	**(23)**	(46)	(4)	(50)
Exposure at net present value	**248**	**23**	**271**	404	18	422
Amounts included within:						
Creditors	**18**	**—**	**18**	169	—	169
Provisions	**230**	**23**	**253**	235	18	253
	248	**23**	**271**	404	18	422

The group has provided guarantees in respect of residual values or head lease and finance payments in respect of certain commercial aircraft sold. At 31 December 2004 the group's future payments in respect of these arrangements were £2,344m (2003 £2,717m).

As part of a restructuring of its gross obligations through the issue of a limited recourse bond in 2001, the group pre-financed certain of the residual value guarantees.

The future cash flows associated with this pre-financing totalled £518m at 31 December 2004 (2003 £594m).

A significant proportion of the net exposure of £1,826m (2003 £2,123m) is covered by a Financial Risk Insurance Programme (FRIP) which provides insurance cover in respect of potential shortfalls in contracted and expected income. Any anticipated liability in respect of uninsured amounts is accounted for on a net present value basis.

Since the inception of the FRIP, the group has granted residual value guarantees in respect of aircraft sold totalling £393m (2003 £400m). After taking account of independent appraisal valuations the directors consider that the group's net exposure to these guarantees is covered by the provisions held, on a net present value basis, and the residual values of the related aircraft.

The group is also exposed to actual and contingent liabilities arising from commercial aircraft financing and residual value guarantees given by Saab AB and Airbus SAS. Provision is made against the expected net exposures on a net present value basis. The group's share of such exposure is limited to its percentage shareholding in each of these joint ventures.

21 Contingent liabilities and commitments

Company guaranteed borrowings
Borrowings of subsidiary undertakings totalling £720m (2003 £975m) which are included in the group's borrowings (note 16) have been guaranteed by the company.

Guarantees and performance bonds
The group and company have entered into a number of guarantee and performance bond arrangements in the normal course of business. Provision is made for any amounts that the directors consider may become payable under such arrangements.

Operating lease commitments
The commitments of the group in respect of expenditure in the year ahead arising from operating leases are set out below:

	2004			2003		
	Property £m	**Aircraft financing £m**	**Other £m**	Property £m	Aircraft financing £m	Other £m
Operating leases which expire:						
In one year or less	**25**	**21**	**2**	7	1	2
Between one and five years	**35**	**51**	**3**	39	52	5
In later years	**58**	**21**	**1**	47	37	—
	118	**93**	**6**	93	90	7

The company has an ongoing annual property operating lease commitment for £6m which expires after five years (2003 £5m).

Capital commitments
Capital expenditure for tangible fixed assets contracted for but not provided for in the accounts comprised £57m for the group (2003 £78m) and £1m for the company (2003 £nil).

Aircraft financing contingent liabilities
Aircraft financing contingent liabilities are set out in note 20.

Treasury contingent liabilities
Treasury contingent liabilities are set out in note 30.

22 Deferred tax

	2004 £m	2003 £m
Accelerated capital allowances	**(63)**	(41)
Provisions and accruals	**171**	227
Pensions	**(163)**	(115)
Other	**(34)**	(70)
Deferred tax (provision)/asset	**(89)**	1
Asset at 1 January	**1**	51
Exchange adjustments	**(8)**	(10)
Other movements	**22**	12
Deferred tax charge in profit and loss account for period	**(104)**	(52)
Deferred tax (provision)/asset at 31 December	**(89)**	1
This (provision)/asset is included within:		
Debtors (note 14)	**107**	84
Provisions for liabilities and charges (note 19)	**(196)**	(83)
	(89)	1

The group has unrecognised deferred tax assets relating to tax losses, accelerated capital allowances and other short-term timing differences, the net tax effect of which is £177m (2003 £149m). These assets have not been recognised as the precise incidence of future profits in the relevant countries and legal entities cannot be sufficiently accurately predicted at this time.

No deferred tax has been provided in respect of future remittances of the accumulated reserves of overseas subsidiary undertakings and joint ventures as there are no binding agreements entered into by the subsidiaries and joint ventures to distribute these past earnings.

No significant potential liability to tax is expected to arise if properties included at valuation in the accounts were realised at their revalued amounts. In respect of rolled over capital gains the potential year end liability amounted to £29m (2003 £26m).

23 Share capital

	Equity		Non-Equity				Total
	Ordinary shares of 2.5p each		Preference shares of 25p each		Special share of £1		
	Number of shares m	Nominal value £m	Number of shares m	Nominal value £m	Number of shares	Nominal value £	Nominal value £m
Authorised							
At 1 January 2004 and 31 December 2004	3,850	96	275	69	1	1	165
Issued and fully paid							
At 1 January 2004 and 31 December 2004	3,060	77	266	66	1	1	143

One Special Share of £1 in the company is held on behalf of the Secretary of State for Trade and Industry (the 'Special Shareholder'). Certain parts of the company's Articles of Association cannot be amended without the consent of the Special Shareholder. These Articles include the requirement that no foreign person, or foreign persons acting in concert, can have an interest in more than 15% of the company, the requirement that the majority of the directors are British, and the requirement that the chief executive and any executive chairman are British citizens. The effect of these requirements can also be amended by regulations made by the directors and approved by the Special Shareholder.

The Special Shareholder may require the company at any time to redeem the Special Share at par or to convert the Special Share into one ordinary voting share. The Special Shareholder is entitled to receive notice of and to attend general meetings and class meetings of the company's shareholders but has no voting right, nor other rights, other than to speak in relation to any business in respect of the Special Share.

The 7.75p (net) cumulative redeemable preference shares of 25p each are convertible into ordinary shares of 2.5p each at the option of the holder on 31 May in any of the years up to 2007, on the basis of 0.47904 ordinary shares for every preference share. During the year 24,705 shares were converted for 11,834 ordinary shares.

The company may redeem all of the remaining preference shares at any time after 1 July 2007 and, in any case, will redeem any remaining shares on 1 January 2010, in each case at 100p per share together with any arrears and accruals of dividend. The maximum redemption value of the preference shares, ignoring any arrears or accruals of dividends, is therefore £266m and this amount has been disclosed on the face of the balance sheet as the total of non-equity shareholders' funds.

The preference shares carry voting rights at a general meeting of the company only where the preferential dividend is six months or more in arrears, or where a motion is to be proposed which abrogates, varies or modifies the rights of the preference shareholders, or where a motion is to be proposed for the winding up of the company. On a winding up, holders of the preference shares are entitled, after repayment of the capital paid up on the Special Share and in priority to any payment to any other class of shareholder, to the return of amounts paid up or credited as paid up on the preference shares together with a premium of 75p per share, and all arrears of preferential dividends.

23 Share capital (continued)

Under the BAE SYSTEMS SAYE Share Option Scheme, the BAE SYSTEMS International SAYE Share Option Scheme, the BAE SYSTEMS Joint Venture SAYE Share Option Scheme and the BAE SYSTEMS Consortium SAYE Share Option Plans for MBDA, Xchanging HR Services and Xchanging Procurement Services, options to purchase ordinary shares of 2.5p each are exercisable normally on completion of the related savings contracts. The number of options exercised (in accordance with the rules of the Schemes) and outstanding at 31 December 2004, together with their exercise prices rounded to the nearest penny, was as follows:

	Exercise price p	Exercised during the year '000	Lapsed during the year '000	Out-standing '000
BAE SYSTEMS SAYE Share Option Scheme				
Granted				
1998 (October)	290	—	4,301	—
1999 (October)	321	—	265	3,226
2000 (March)	257	—	567	5,863
2001 (March)	256	—	5,991	7,503
2002 (March)	256	—	1,272	11,127
2003 (March)	93	26	486	8,599
2004 (March)	156	2	159	8,714
		28	13,041	45,032
BAE SYSTEMS Joint Venture SAYE Share Option Scheme				
Granted				
1998 (November)	353	—	611	—
1999 (October)	321	—	9	510
2000 (March)	257	—	70	1,075
2001 (March)	256	—	1,197	1,396
2002 (March)	256	—	106	1,316
2003 (March)	93	3	49	939
2004 (March)	156	—	19	1,113
		3	2,061	6,349
BAE SYSTEMS Consortium SAYE Share Option Plans				
Granted				
2002 (March) MBDA	256	—	46	1,077
2003 (March) MBDA	93	—	14	697
2004 (March) MBDA	156	—	8	886
2002 (March) Xchanging Procurement Services	256	—	—	2
2003 (March) Xchanging Procurement Services	93	—	—	3
2004 (March) Xchanging Procurement Services	156	—	—	4
2002 (March) Xchanging HR Services	256	—	16	74
2003 (March) Xchanging HR Services	93	—	8	39
2004 (March) Xchanging HR Services	156	—	4	51
		—	96	2,833
BAE SYSTEMS International SAYE Share Option Plans				
Granted				
2003 (March)	93	—	1	—
		—	1	—
Total in respect of above schemes		31	15,199	54,214

23 Share capital (continued)

Under the BAE SYSTEMS Executive Share Option Plan, BAE SYSTEMS Executive Share Option Scheme, the BAE SYSTEMS Joint Venture Executive Share Option Scheme (JV) and the BAE SYSTEMS International Executive Share Option Scheme (INT), options to purchase ordinary shares of 2.5p each are exercisable not later than ten years and normally not earlier than three years from the date of the grant.

The number of options exercised (in accordance with the rules of the Schemes) and outstanding at 31 December 2004, together with their exercise prices rounded to the nearest penny, was as follows:

	Exercise price p	Exercised during the year '000	Lapsed during the year '000	Balance '000
Granted				
1995 (March)	122	50	14	63
1995 (October)	186	94	—	618
1996 (March)	216	21	47	431
1996 (October)	265	—	20	511
1996 (October)	275	—	41	519
1997 (March)	339	—	88	825
1997 (October)	430	—	22	446
1998 (March)	487	—	27	221
1998 (October)	329	—	75	701
JV 1998 (October)	329	—	21	380
1999 (March)	395	—	139	854
JV 1999 (March)	395	—	—	15
1999 (October)	402	—	135	926
JV 1999 (October)	402	—	—	49
1999 (December)	421	—	909	1,805
JV 1999 (December)	421	—	—	150
INT 1999 (December)	421	—	—	1,386
2000 (May)	398	—	93	1,744
JV 2000 (May)	398	—	352	220
INT 2000 (May)	398	—	5	45
2000 (October)	354	—	214	2,068
JV 2000 (October)	354	—	273	15
2001 (May)	330	—	116	8,207
JV 2001 (May)	330	—	—	585
2001 (May)	342	—	—	1,941
2001 (October)	327	—	—	191
JV 2001 (October)	327	—	145	2,279
2002 (April)	335	—	87	7,725
2002 (October)	326	—	—	120
2002 (October)	195	—	—	146
JV 2002 (October)	195	—	75	1,867
2003 (September)	172	—	75	11,506
JV 2003 (October)	181	—	31	1,899
2004 (March)	201	—	35	10,182
JV 2004 (October)	240	—	8	2,680
2004 (October)	240	—	—	155
		165	3,047	63,475

24 Reserves

	Group			Company		
	Share premium account £m	Other reserves £m	Profit and loss account £m	Share premium account £m	Other reserves £m	Profit and loss account £m
At 1 January 2004 (restated)	412	5,370	(536)[1]	412	142	745[1]
Retained loss	—	—	(779)	—	—	(280)
Adjustment to Exchange Property	—	13	—	—	—	—
Realisation of revaluation reserve	—	(11)	11	—	(2)	2
Transfer of non-distributable reserve	—	—	—	—	(12)	12
Dilution of interest in Saab	—	—	2	—	—	—
Share based payments	—	—	2	—	—	2
Exchange adjustment	—	—	(105)	—	—	—
At 31 December 2004	**412**	**5,372**	**(1,405)**	**412**	**128**	**481**

1 the balance brought forward for the profit and loss accounts of both the group and the company have been restated to include deductions of £9m for the value of own shares held by the BAE SYSTEMS ESOP Trust which were previously held in separate reserves (see note 1)

Other reserves – group

Other reserves for the group comprise: merger reserve £4,589m (2003 £4,589m); Exchange Property £636m (2003 £623m); revaluation reserve £136m (2003 £147m); and unrealised gain in respect of exchange of interests £11m (2003 £11m).

Other reserves – company

Other reserves for the company comprise: capital reserve £24m (2003 £24m); revaluation reserve £nil (2003 £2m); and non-distributable reserve arising from property disposals to other group undertakings £104m (2003 £116m).

The non-distributable reserve arising from property disposals to other group undertakings relates to the revaluation surplus realised by the company on properties which were sold to other group companies as part of operational reorganisations in prior years. Amounts within this reserve will be transferred to the profit and loss account as distributable when the related properties are disposed of outside the group, or written down following impairment.

Own shares held and share based payments – group and company

Within the profit and loss account of the group and company are deductions for the value of own shares held of £7m (2003 £9m) which comprise a holding of 2,567,228 (2003 2,848,726) ordinary shares of 2.5p each in the company, listed on The London Stock Exchange and held by the BAE SYSTEMS ESOP Trust of which Bank of Scotland Trust Company (International) Limited are the trustees. Information on the market value and allocation of these shares to the group's various share option schemes is as follows:

	2004 £m	2003 £m
Market value		
Under option	**2**	1
Not yet allocated to share option schemes	**4**	4
	6	5

	Number of shares	Number of shares
Allocation		
Held under Restricted Share Plan		
Executive directors: under option	**285,563**	198,372
Other employees: under option	**513,076**	305,426
Not yet allocated to share option schemes	**1,768,589**	2,344,928
	2,567,228	2,848,726

Dividends on the shares held in the ESOP Trust have not been waived. Finance costs and other administrative charges are dealt with in the profit and loss account on an accruals basis.

The credit to reserves for share based payments relates to the profit and loss account charge recorded under the requirements of UITF 17.

24 Reserves (continued)

Amounts taken directly to reserves on acquisitions – group

The cumulative negative goodwill is £33m (2003 £33m). The cumulative amount of goodwill arising on consolidation is £64m (2003 £64m).

Company profit

The company's profit for the financial year was £32m (2003 £506m).

25 Statutory reserve

Under section 4 of the British Aerospace Act 1980 this reserve may only be applied in paying up unissued shares of the company to be allotted to members of the company as fully paid bonus shares.

26 Equity minority interests

	2004			2003		
	Subsidiaries £m	Joint ventures £m	Total £m	Subsidiaries £m	Joint ventures £m	Total £m
At 1 January	**10**	**5**	**15**	10	10	20
Reclassification to share of joint venture net assets	**—**	**—**	**—**	—	(6)	(6)
Share of profit for the year	**1**	**—**	**1**	1	1	2
Dividends paid to minority interests	**(1)**	**(1)**	**(2)**	(1)	—	(1)
At 31 December	**10**	**4**	**14**	10	5	15

27 Post retirement benefit schemes

The group has continued to account for pensions in accordance with SSAP 24 and the disclosures given in (a) are those required by that standard. FRS 17 was issued in November 2000 but the Accounting Standards Board has deferred full mandatory implementation. Prior to this, transitional disclosures are required which, to the extent they are not given in note (a), are set out in (b).

(a) Pension schemes

The group operates pension schemes in the UK and overseas. The main schemes are funded defined benefit schemes and the assets are held in separate trustee administered funds. Pension scheme valuations are regularly carried out by independent actuaries to determine pension costs for pension funding, SSAP 24 and FRS 17 purposes.

The details of the principal schemes, their respective latest valuation dates, and the financial assumptions used for the SSAP 24 valuations are given below.

	Valuation method and date UK schemes
BAE SYSTEMS Pension Scheme	Projected Unit 5 April 2002
BAE SYSTEMS 2000 Pension Plan	Projected Unit 6 April 2004
Royal Ordnance Pension Scheme	Projected Unit 31 December 2001
BAE SYSTEMS (VSEL) Section Shipbuilding Industries Pension Scheme	Attained Age 1 April 2004

Principal assumptions used in the valuations for the UK schemes were that in the long term the average return on investments would exceed:

	2004 %	2003 %
Average increases in pay by	**2.50 to 3.25**	2.00 to 3.00
Average increases in pensions by	**3.75 to 4.25**	3.50 to 4.00
Dividend growth by	**2.75**	2.75

	Valuation method and date US schemes
BAE SYSTEMS Employee Retirement Plan No. 1	Projected Unit 1 January 2004

As permitted under SSAP 24 the US schemes have been accounted for under the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 87 Employers' accounting for pensions.

Principal assumptions used in the valuations for the US schemes were that in the long term the average return on investments would be 8.75% (2003 8.75%) and average increases in pay would be 5.83% (2003 5.42%).

The aggregate of the market values of the assets of the principal schemes operated by the group at the latest date of actuarial valuation totalled £9.3bn (2003 £9.7bn). The actuarial value for the assets covered approximately 96% (2003 100%) of the benefits that had accrued to members after allowing for expected future increases in wages and salaries. The market value of these assets at 31 December 2004 was approximately £9.8bn (2003 £9.1bn).

The net deficit is being amortised using the straight line method over the estimated average service lives of the related scheme members of 9 to 14 years. The net charge to the profit and loss account amounted to £192m (2003 £127m), excluding charges in respect of the contributions made by the group's joint venture companies.

27 Post retirement benefit schemes (continued)

Pension prepayments included in debtors of the group amounted to £602m (2003 £532m) (note 14) and pension liabilities included in the creditors of the group amounted to £122m (2003 £107m) (note 18). Cash contributions by the group to the pension schemes totalled £237m (2003 £233m). In addition, £70m (2003 £62m) of cash contributions were received into the various schemes from joint venture companies.

The group also incurred a charge in respect of the cash contributions of £40m (2003 £32m) paid to defined contribution pension schemes for certain employees.

A charge of £2m (2003 £2m) has also been incurred, with cash paid of £2m (2003 £2m), for pensions under Atlas Electronik GmbH's unfunded pension arrangement. The estimated future liabilities as at 31 December 2004 totalled £51m (2003 £49m) and are included in the balance for pensions within creditors referred to above. This scheme has been accounted for under the International Accounting Standards Board's International Accounting Standard No. 19 Employee Benefits (IAS 19).

As a result of the group's acquisition of Alvis plc, charges have been made to the profit and loss account in respect of that company's pension schemes and these are included in the figures set out above. Prepayments and accruals at 31 December 2004 are also included above, together with the estimated future liabilities of the company's unfunded Swedish pension scheme which totalled £13m at the year end and have been included within the balance for creditors.

The group's pension funding requirements are derived from separate independent actuarial valuations required by the company and the trustees of the various schemes.

Post retirement benefits other than pensions
The group also operates a number of non-pension post retirement benefit plans, under which certain employees are eligible to receive benefits after retirement, the majority of which relate to the provision of medical benefits to retired employees of the group's subsidiaries in the US. These schemes are generally unfunded. The latest valuations of the principal schemes, covering retiree medical and life insurance plans in certain US subsidiaries, were performed by independent actuaries as at 1 January 2004. The method of accounting for these is similar to that used for defined benefit pension schemes. The gross liability at 31 December 2004 amounts to £57m (2003 £68m), all of which is held within provisions (note 19).

(b) Transitional FRS 17 disclosure
The disclosures below relate to retirement benefit plans in the UK, US and Europe (the latter arising in respect of Atlas Elektronik and Alvis plc) accounted for on a defined benefit basis under FRS 17. The valuations used for the FRS 17 disclosures are based on the most recent actuarial valuation undertaken by independent qualified actuaries and updated to take account of the requirements of FRS 17 in order to assess the surplus/deficit of the schemes at 31 December each year. Scheme assets are stated at the market value at 31 December each year and scheme liabilities are based on the results of the last actuarial valuation.

The financial assumptions used to calculate liabilities for the schemes were:

	UK schemes			US schemes		
	2004 %	2003 %	2002 %	**2004** %	2003 %	2002 %
Inflation rate	**2.70**	2.60	2.30	**3.00**	3.00	4.00
Rate of increase in salaries	**3.70**	3.60	3.30	**5.83**	5.40	4.50-4.80
Rate of increase for pensions in payment	**2.50-3.00**	2.60-3.00	2.30-3.00	**nil**	nil	nil
Rate of increase for deferred pensions	**2.70**	2.60	2.30	**—**	—	—
Discount rate	**5.30**	5.50	5.75	**5.90**	6.25	6.75
Long-term healthcare cost increases	**—**	—	—	**5.70**	5.80	4.50-5.50

27 Post retirement benefit schemes (continued)

The assumptions used by the actuaries are estimates chosen from a range of possible actuarial assumptions which, due to the timescale covered, may not necessarily be borne out in practice. The fair value of scheme assets, which are not intended to be realised in the short-term and may be subject to significant change before they are realised, and the present value of scheme liabilities, which are derived from cash flow projections over long periods and thus inherently uncertain, as at 31 December were:

	UK pension schemes					
	Long term rate of return			Value		
	2004 %	2003 %	2002 %	**2004** £m	2003 £m	2002 £m
Equities	**8.25**	8.50	8.50	**6,220**	5,996	5,131
Bonds	**5.00**	5.20	4.50	**1,883**	1,701	1,623
Other (mainly property)	**6.25**	6.50	6.50	**1,101**	712	579
Total market value				**9,204**	8,409	7,333
Present value of scheme liabilities				**(13,074)**	(11,152)	(10,125)
Deficit				**(3,870)**	(2,743)	(2,792)
Related deferred tax asset				**1,122**	823	838
Net pension liability				**(2,748)**	(1,920)	(1,954)

	US pension schemes					
	Long term rate of return			Value		
	2004 %	2003 %	2002 %	**2004** £m	2003 £m	2002 £m
Equities	**9.00**	9.00	10.50	**623**	591	500
Bonds	**5.60**	5.60	6.00	**189**	179	230
Other (mainly property)	**6.60**	6.60	8.00	**132**	126	64
Total market value				**944**	896	794
Present value of scheme liabilities				**(1,335)**	(1,185)	(1,127)
Deficit				**(391)**	(289)	(333)
Related deferred tax asset				**149**	110	123
Net pension liability				**(242)**	(179)	(210)
US healthcare schemes						
Deficit				**(69)**	(99)	(74)
Related deferred tax asset				**26**	38	28
Net healthcare liability				**(43)**	(61)	(46)

The deficit on the US healthcare schemes before deferred tax reflects assets of £39m (2003 £34m) and liabilities of £108m (2003 £133m).

27 Post retirement benefit schemes (continued)

If FRS 17 had been adopted in the financial statements, the group's net assets and profit and loss reserve would be as follows:

	2004 £m	2003 £m	2002 £m
Net assets as stated in balance sheet	**4,738**	5,606	5,685
Pension asset recognised under SSAP 24 (note 14)	**(602)**	(532)	(434)
Pension liabilities recognised under SSAP 24 (note 18)	**122**	107	45
Post retirement healthcare liability recognised in accordance with SSAP 24 (note 19)	**57**	68	74
Related deferred tax (note 22)	**163**	115	80
Net assets excluding defined benefit assets/liabilities	**4,478**	5,364	5,450
FRS 17 pension liabilities for UK and US schemes (net of deferred tax)	**(2,990)**	(2,099)	(2,164)
FRS 17 pension liabilities for European schemes (net of deferred tax)	**(44)**	(29)	—
FRS 17 other retirement benefits (net of deferred tax)	**(43)**	(61)	(46)
Net assets including defined benefit assets/liabilities	**1,401**	3,175	3,240
Group profit and loss reserve	**(1,405)**	(536)[1]	(352)[1]
Pension asset recognised under SSAP 24 (note 14)	**(602)**	(532)	(434)
Pension liabilities recognised under SSAP 24 (note 18)	**122**	107	45
Post retirement healthcare liability recognised in accordance with SSAP 24 (note 19)	**57**	68	74
Related deferred tax (note 22)	**163**	115	80
Group profit and loss reserve excluding amounts relating to defined benefit assets/liabilities	**(1,665)**	(778)	(587)
FRS 17 pension liabilities for UK and US schemes (net of deferred tax)	**(2,990)**	(2,099)	(2,164)
FRS 17 pension liabilities for European schemes (net of deferred tax)	**(44)**	(29)	—
FRS 17 other retirement benefits (net of deferred tax)	**(43)**	(61)	(46)
Group profit and loss reserve including defined benefit assets/liabilities	**(4,742)**	(2,967)	(2,797)

1 restated, see notes 1 and 24

27 Post retirement benefit schemes (continued)

On full adoption of FRS 17, on the basis of the above assumptions, the amounts that would have been charged to the consolidated profit and loss account and consolidated statement of total recognised gains and losses are set out below:

	2004				2003			
	UK pension schemes £m	**US pension schemes £m**	**US healthcare schemes £m**	**Total £m**	UK pension schemes £m	US pension schemes £m	US healthcare schemes £m	Total £m
Consolidated profit and loss account								
Amounts charged to group operating profit								
Current service cost, including amounts related to joint venture companies	**(182)**	**(37)**	**(2)**	**(221)**	(176)	(38)	(1)	(215)
Less contributions received from joint venture companies	**62**	**—**	**—**	**62**	64	—	—	64
	(120)	**(37)**	**(2)**	**(159)**	(112)	(38)	(1)	(151)
Past service cost, including amounts related to joint venture companies	**(30)**	**—**	**—**	**(30)**	(38)	1	—	(37)
Less contributions received from joint venture companies	**1**	**—**	**—**	**1**	4	—	—	4
	(29)	**—**	**—**	**(29)**	(34)	1	—	(33)
Curtailments and settlements	**35**	**—**	**—**	**35**	(1)	12	—	11
Total group operating charge	**(114)**	**(37)**	**(2)**	**(153)**	(147)	(25)	(1)	(173)
Group share of pension costs charged by joint venture companies	**(20)**	**—**	**—**	**(20)**	(20)	—	—	(20)
Total charged to profit before interest and similar items	**(134)**	**(37)**	**(2)**	**(173)**	(167)	(25)	(1)	(193)
Amounts credited/(charged) to other finance charges								
Expected return on pension scheme assets	**639**	**80**	**3**	**722**	540	71	2	613
Interest on pension scheme liabilities	**(609)**	**(73)**	**(8)**	**(690)**	(575)	(75)	(6)	(656)
Net return	**30**	**7**	**(5)**	**32**	(35)	(4)	(4)	(43)
Total charged to consolidated profit and loss account before tax	**(104)**	**(30)**	**(7)**	**(141)**	(202)	(29)	(5)	(236)

Certain of the group's joint venture companies contribute to the group's defined benefit pension schemes. These are all multi-employer schemes and, for the purpose of reporting under FRS 17, the joint ventures' share of the underlying assets and liabilities has not been separately identified. In consequence, the joint ventures currently account for the schemes on a defined contribution basis. The group accounts reflect 100% of the movements on, and balances in, the schemes, net of the contributions received from the joint ventures.

Amounts recognised in consolidated statement of total recognised gains and losses:

	UK pension schemes				US pension schemes			
	2004 £m	2003 £m	**2004 %**	2003 %	**2004 £m**	2003 £m	**2004 %**	2003 %
Actual return less expected return on pension scheme assets	**246**	710			**18**	117		
As percentage of scheme assets			***2.7***	*8.4*			***1.8***	*13.0*
Experience gains and losses arising on pension scheme liabilities	**(20)**	20			**(87)**	(61)		
As percentage of present value of scheme liabilities			***(0.2)***	*0.2*			***(6.5)***	*(5.1)*
Changes in assumptions underlying the present value of the scheme liabilities	**(1,421)**	(669)			**(89)**	(78)		
Actuarial (loss)/gain recognisable in the consolidated statement of total recognised gains and losses	**(1,195)**	61			**(158)**	(22)		
As percentage of present value of scheme liabilities			***(9.1)***	*0.5*			***(11.8)***	*(1.8)*

27 Post retirement benefit schemes (continued)

Movement in deficit during the year:

	UK pension schemes £m	US pension schemes £m	US healthcare schemes £m	Total £m	Other pension schemes £m	Total £m
Deficit in schemes at 1 January 2003	(2,792)	(333)	(74)	(3,199)	—	(3,199)
Transfers arising on exchange of interests	—	—	—	—	(46)	(46)
Current service cost	(176)	(38)	(1)	(215)	(2)	(217)
Past service costs	(38)	1	—	(37)	—	(37)
Curtailments and settlements	(1)	12	—	11	—	11
Cash contributions	238	63	13	314	2	316
Other finance income/(costs)	(35)	(4)	(4)	(43)	(3)	(46)
Currency gain	—	32	10	42	—	42
Actuarial gain/(loss)	61	(22)	(43)	(4)	—	(4)
Deficit in schemes at 31 December 2003	(2,743)	(289)	(99)	(3,131)	(49)	(3,180)
Transfers arising on acquisitions	(33)	(7)	(1)	(41)	(15)	(56)
Current service cost	(182)	(37)	(2)	(221)	(2)	(223)
Past service costs	(30)	—	—	(30)	—	(30)
Curtailments and settlements	35	—	—	35	—	35
Cash contributions	248	61	12	321	2	323
Other finance income/(costs)	30	7	(5)	32	(4)	28
Currency gain	—	32	6	38	—	38
Actuarial (loss)/gain	(1,195)	(158)	20	(1,333)	(5)	(1,338)
Deficit in schemes at 31 December 2004	(3,870)	(391)	(69)	(4,330)	(73)	(4,403)
Related deferred tax asset at 31 December 2004	1,122	149	26	1,297	29	1,326
Net pension and healthcare liability at 31 December 2004	(2,748)	(242)	(43)	(3,033)	(44)	(3,077)

The transfers on acquisition relate the net liabilities transferred from Alvis plc and Aerosystems International Limited. Other pension schemes comprise the liabilities of the unfunded European schemes operated by Atlas Elektronik and Alvis Hagglunds AB schemes.

Comparison between total group profit and loss charge, excluding group share of pension costs charged by joint venture companies, for the UK and US defined benefit pension schemes under SSAP 24 and FRS 17:

	2004		2003	
	SSAP 24 £m	**FRS 17 £m**	SSAP 24 £m	FRS 17 £m
Operating charge	**192**	**151**	127	172
Amounts (credited)/charged to other finance charges:				
Expected return on pension scheme assets	**—**	**(719)**	—	(611)
Interest on pension scheme liabilities	**—**	**682**	—	650
Interest	**—**	**(37)**	—	39
Group profit and loss charge	**192**	**114**	127	211

Company schemes

Employees of the company are members of various of the group's defined benefit schemes. These are all multi-employer schemes and, for the purposes of reporting under FRS 17, the company's share of the underlying assets and liabilities has not been separately identified. In consequence, the company currently accounts for the schemes on a defined contribution basis and no transitional disclosures are required by the company under FRS 17.

The schemes are included in the consolidated FRS 17 disclosures set out above.

28 Analysis of net debt

The consolidated cash flow statement has been prepared in accordance with Financial Reporting Standard 1 – Cash flow statements (revised 1996) (FRS 1) to show the net movement in net cash available on demand. In addition, the cash flow statement includes a reconciliation to net cash/(debt) as defined by the group.

Net funds	Cash at bank and in hand plus liquid current asset investments less short and long term loans and overdrafts
Net (debt)/cash	Net funds excluding cash on customers' account
Cash on customers' account	Unexpended cash received from customers in advance of delivery which is subject to advance payment guarantees unrelated to company performance

On the above basis, the group's net funds and net (debt)/cash comprise:

	At 1 January 2004 £m	Cash flows £m	Amounts acquired upon acquisition £m	Other non-cash movements £m	Foreign exchange £m	At 31 December 2004 £m
Current assets						
Investments	883	524	—	13	—	1,420
Cash at bank and in hand:						
Available on demand	771	204	—	—	(2)	973
Cash deposits with short-term maturity	9	5	—	—	—	14
Current liabilities						
Loans and overdrafts:						
Repayable on demand	(1)	—	—	—	—	(1)
Other	(778)	85	(12)	(15)	2	(718)
Liabilities falling due after more than one year						
Loans	(1,749)	84	(68)	13	57	(1,663)
Finance leases	—	—	—	(2)	—	(2)
Net funds	(865)	902	(80)	9	57	23
Current liabilities						
Cash on customers' account	(5)	(7)	(6)	—	—	(18)
Net (debt)/cash	(870)	895	(86)	9	57	5

Cash deposits with short-term maturity

Cash deposits with short-term maturity are treated as liquid resources in the cash flow statement and are included within cash at bank and in hand in the balance sheet.

Other non-cash movements

		£m
Current asset investments		
Adjustment to Exchange Property		13
Liabilities falling due within one year - loans and overdrafts		
Other - maturing of loans acquired on acquisition from liabilities falling due after more than one year		(15)
Liabilities falling due after more than one year - loans and overdrafts		
Loans - maturing of loans acquired on acquisition to liabilities falling due within one year	15	
- loan notes issued to former shareholders of Alvis plc as part of the consideration paid to acquire the outstanding share capital in that company	(2)	
		13
Finance leases - new obligations under finance leases		(2)
		9

29 Analysis of main headings in cash flow statement

	2004 £m	2003 £m
Net cash (outflow)/inflow from operating activities		
Operating (loss)/profit	**(238)**	258
Depreciation, amortisation and impairment	**1,131**	625
Profit on disposal of fixed assets and investments	**(27)**	(23)
Impairment of fixed asset investments	**5**	—
Movement in provisions for liabilities and charges excluding deferred tax	**(71)**	(172)
(Increase)/decrease in working capital		
Stocks	**(70)**	19
Debtors	**727**	24
Creditors	**89**	(355)
Customer stage payments	**525**	460
	2,071	836
Returns on investments and servicing of finance		
Interest received	**66**	53
Interest paid	**(164)**	(169)
Interest element of finance lease rental payments	**(1)**	(1)
Dividends paid on preference shares	**(21)**	(21)
	(120)	(138)
Taxation		
UK corporation tax (paid)/repaid	**(18)**	103
Overseas tax paid	**(13)**	(28)
	(31)	75
Capital expenditure and financial investment		
Purchase of tangible fixed assets	**(337)**	(243)
Joint venture funding	**—**	3
Sale of tangible fixed assets	**131**	67
Purchase of fixed asset investments	**(50)**	(75)
	(256)	(248)
Acquisitions		
Purchase of subsidiary undertakings	**(663)**	(62)
Net cash acquired with subsidiary undertakings	**113**	—
	(550)	(62)
Management of liquid resources		
Net (purchase)/sale of:		
Cash deposits with short-term maturity	**(5)**	192
Term deposits	**(541)**	(118)
Other securities	**17**	132
	(524)	14
	(529)	206
Financing		
Capital element of finance lease rental payments	**(2)**	(9)
Cash inflow from loans	**—**	2
Cash outflow from repayment of loans	**(167)**	(373)
	(169)	(380)

30 Financial instruments

A discussion of the group's treasury objectives and policies and the use of financial instruments can be found in the operating and financial review and the directors' report. Financial instruments comprise net borrowings (note 16) together with other instruments deemed to be financial instruments under FRS 13 including long-term debtors, long-term creditors and provisions for liabilities and charges. Disclosures dealt with in this note exclude short-term debtors and creditors where permitted by FRS 13 except for the analysis of net currency exposures.

Interest rate risk management

At 31 December 2004, after taking account of interest rate swaps and cross currency swaps, the currency and interest rate profile of the financial assets and liabilities of the group was as follows:

Financial assets

The interest rate profile of the financial assets of the group was:

	2004				2003			
	Floating rate financial assets £m	Fixed rate financial assets £m	Financial assets on which no interest is paid £m	Total £m	Floating rate financial assets £m	Fixed rate financial assets £m	Financial assets on which no interest is paid £m	Total £m
Currency								
Sterling	**1,519**	**—**	**812**	**2,331**	738	2	827	1,567
US dollar	**126**	**60**	**87**	**273**	86	69	95	250
Other	**188**	**—**	**3**	**191**	132	—	43	175
Total	**1,833**	**60**	**902**	**2,795**	956	71	965	1,992

Floating rate financial assets attract interest at short-term interbank rates. The weighted average period until maturity for financial assets on which no interest is paid is two to five years.

Fixed rate financial assets have a weighted average interest rate of 7.8% (2003 7.72%) and a weighted average period to maturity of 10 years (2003 11 years).

Interest bearing financial assets comprise cash, money market deposits, certain fixed asset investments and debtors. Financial assets on which no interest is paid include certain current asset investments and debtors.

In order to hedge certain long-term financial currency and interest rate exposures, the group has entered into a number of financial derivative contracts with maturities ranging between ten to thirty years. Cash collateral payments can be required to be made periodically to the counterparty dependent upon the mark to market value of these financial derivatives. Cash deposited in this way is treated as a long-term debtor and at the end of 2004 totalled £104m (2003 £22m).

30 Financial instruments (continued)

Financial liabilities

The interest rate profile of the financial liabilities of the group was:

	2004				2003			
	Floating rate financial liabilities £m	Fixed rate financial liabilities £m	Financial liabilities on which no interest is paid £m	Total £m	Floating rate financial liabilities £m	Fixed rate financial liabilities £m	Financial liabilities on which no interest is paid £m	Total £m
Currency								
Sterling	**430**	**1,789**	**444**	**2,663**	454	1,698	530	2,682
Sterling own non-equity shares	**—**	**266**	**—**	**266**	—	266	—	266
US dollar	**518**	**—**	**266**	**784**	640	—	245	885
Other	**7**	**2**	**90**	**99**	—	—	90	90
Total	**955**	**2,057**	**800**	**3,812**	1,094	1,964	865	3,923

	2004			2003		
	Fixed rate financial liabilities		Financial liabilities on which no interest is paid	Fixed rate financial liabilities		Financial liabilities on which no interest is paid
	Weighted average interest rate %	Weighted average period for which rate is fixed Years	Weighted average period until maturity Years	Weighted average interest rate %	Weighted average period for which rate is fixed Years	Weighted average period until maturity Years
Currency						
Sterling	**6.80%**	**7.34**	**see below**	6.70	7.90	see below
US dollar	**—**	**—**	**1-2**	—	—	1-2
Other	**8.00%**	**6.00**	**see below**	n/a	n/a	see below

Floating rate financial liabilities bear interest based on short-term interbank rates.

Interest bearing financial liabilities comprise bonds, commercial papers issued, net obligations under finance leases and bank overdrafts. Financial liabilities on which no interest is paid primarily comprise long-term creditors and provisions for liabilities and charges.

Maturity of financial liabilities

Non-equity shares are redeemable on 1 January 2010. The maturity profile of loans and borrowings is set out in note 16. For the other financial liabilities, note 19, gives an indication of the underlying liabilities which in general cover a period of between one and five years from the balance sheet date.

30 Financial instruments (continued)

Currency exposure

The analysis below shows the net monetary assets and liabilities of group companies that are not denominated in their functional currency and therefore give rise to exchange gains and losses in the profit and loss account. The amounts shown in the table take into account the effect of hedging instruments used to manage these exposures.

	2004				2003			
	Net currency monetary asset/(liability)				Net currency monetary asset/(liability)			
	Sterling £m	**US Dollar £m**	**Other £m**	**Total £m**	Sterling £m	US Dollar £m	Other £m	Total £m
Functional currency								
at 31 December								
Sterling	**—**	**15**	**6**	**21**	—	13	12	25
US dollar	**2**	**—**	**—**	**2**	—	—	—	—
Other	**—**	**—**	**—**	**—**	2	—	—	2
Total	**2**	**15**	**6**	**23**	2	13	12	27

Other relates primarily to the Euro.

Fair values

The estimated fair value of financial assets and financial liabilities was:

	Net carrying amount		Estimated fair value	
	2004 £m	2003 £m	**2004 £m**	2003 £m
Primary financial instruments held or issued to finance the group's operations				
Cash at bank and in hand	**987**	780	**987**	780
Other current asset investments	**746**	222	**746**	222
Exchange Property	**674**	661	**674**	661
Loans and overdrafts	**(1,710)**	(1,856)	**(1,926)**	(2,052)
Exchangeable Bond	**(674)**	(672)	**(646)**	(625)
Derivative financial instruments held to manage the currency and interest rate profile				
Foreign exchange contracts	**18**	5	**(5)**	(1)
Interest rate contracts	**—**	—	**19**	27
Cross currency swaps	**15**	13	**15**	13
Other long-term (liabilities)/assets				
Own non-equity shares (preference shares)	**(266)**	(266)	**(333)**	(325)
Other assets	**355**	311	**355**	311
Provisions and other liabilities	**(1,162)**	(1,129)	**(1.162)**	(1,129)

The fair values of quoted assets and borrowings are based on period end mid-market quoted prices. The fair values of other borrowings and derivative financial instruments are estimated by discounting the future cash flows to net present values using appropriate market-based rates prevailing at 31 December.

30 Financial instruments (continued)

Hedges

Gains and losses on instruments used for hedging are not recognised until the exposure that is being hedged is itself recognised. The table below shows the extent to which the group has unrecognised gains and losses on financial instruments in respect of financial instruments used as hedges at the beginning and end of the year.

Unrecognised gains and losses

	2004			2003		
	Gains £m	**Losses £m**	**Net £m**	Gains £m	Losses £m	Net £m
At 1 January	**150**	**(129)**	**21**	119	(42)	77
Net movement in unrecognised gains and losses	**(32)**	**7**	**(25)**	31	(87)	(56)
At 31 December	**118**	**(122)**	**(4)**	150	(129)	21
Expected to be recognised in one year or less	**61**	**(81)**	**(20)**	97	(78)	19
In later years	**57**	**(41)**	**16**	53	(51)	2
	118	**(122)**	**(4)**	150	(129)	21

Interest rate management

The group uses interest rate derivative instruments to manage the group's exposure to interest rate fluctuations on its borrowings and deposits by varying the proportion of fixed rate debt relative to floating rate debt over the forward time horizon.

The group's current interest rate management strategy is that a minimum of 25% and a maximum of 75% of debt is maintained at fixed interest rates.

Currency management

The company's principal currency exposure is the US dollar/£sterling exchange rate. In order to protect itself against currency fluctuations, the group's policy is to hedge all firm transactional exposures as well as to manage anticipated economic cash flow exposures over the medium term.

Liquidity management

At 31 December 2004, the group had undrawn revolving credit facilities (RCF) of £1.5bn (2003 £2bn), which expires in more than two years but less than five years (*2003 £500m expire in more than one year and less than two years and £1,500m expire in more than two years but less than five years*). The group's commercial paper programme is supported by the RCF with any amount outstanding reducing the amount that can be drawn down. As at 31 December 2004, no amounts were outstanding under the commercial paper programme (2003 £79m).

On 1 February 2005, the group renewed its RCF for a further five years taking advantage of the favourable market conditions to reduce the cost of the facility.

31 Related party transactions

The group has an interest in a number of joint ventures, the principal ones of which are disclosed in note 12. Transactions occur with these joint ventures in the normal course of business. The more significant transactions are disclosed below:

Related party	Sales to related party £m	Purchases from related party £m	Amounts owed by related party £m	Amounts owed to related party £m
Airbus SAS	141	—	22	413
AMS NV	8	61	69	117
Eurofighter Jagdflugzeug GmbH	747	—	50	—
Flagship Training Limited	—	—	—	10
Gripen International KB	8	3	5	23
MBDA SAS	80	23	29	516
Panavia Aircraft GmbH	93	46	6	—

32 Post balance sheet events

Agreement of Eurosystems transaction

In January 2005, the group announced an agreement with Finmeccanica under which it will merge its UK-based airborne radar, electronic warfare and other operations, owned through BAE Systems Avionics Limited, with Finmeccanica's Galileo Avionics Spa businesses to form a new avionics business of which BAE Systems will initially own 25% and receive net cash consideration of £379m. BAE Systems and Finmeccanica will have options, respectively, to sell and to buy this 25% stake in the future for a further cash consideration of £269m. Selenia Communications Limited, a wholly owned subsidiary of Finmeccanica, will acquire the group's UK defence communications business for £25m in cash. In addition, under an exchange of interests, BAE Systems will take full ownership of the UK activities of the AMS joint venture in exchange for the group's existing 50% share of the Italian activities and a cash equalisation payment of £50m. Finmeccanica will also acquire the UK Air Traffic Management business of AMS for £10m.

During the year ended 31 December 2004, the avionics and defence communications businesses being sold by the group as part of the transaction, and which are all reported within the Avionics sector, generated total sales of £718m and a combined profit before goodwill amortisation and impairment, interest and tax of £33m. The businesses being sold had net assets, including goodwill, which are the subject of this transaction of £673m at 31 December 2004.

The group's reported share of the UK operations of AMS for the year ended 31 December 2004 was: sales of £239m; profit before goodwill amortisation, interest and tax of £14m; and net assets, including goodwill, of £115m.

The group's reported share of the Italian operations of AMS for the year ended 31 December 2004 was: sales of £178m, profit before goodwill amortisation, interest and tax of £14m; and net assets, including goodwill, of £65m.

The transaction is subject to regulatory approval but the changes in economic and management control are effective from 1 January 2005 and legal completion is expected by the end of April 2005.

The group is reviewing its segmental analysis in order to move to a new reporting structure, including taking account of the impact of this transaction, and plans to report on this new basis in 2005.

Partial disposal of interest in Saab AB

On 22 February 2005, the group announced its intention to dispose of up to 15.175 million of its holding in the series B shares of Saab AB, representing approximately 14% of the share capital by economic rights of Saab. The disposal will be conducted by means of a placing and is expected to be concluded during March 2005. Following this disposal the group will retain a shareholding representing slightly over 20% of the share capital by economic rights of Saab AB.

33 Transition to International Financial Reporting Standards

Following the EU's adoption of Regulation No. 1606/2002 on the use of International Financial Reporting Standards (IFRS) by EU-listed companies, the group is implementing IFRS from 1 January 2005.

The first financial information to be reported by the group in accordance with IFRS will be for the six months ending 30 June 2005 but the requirement to present comparative information means that a balance sheet as at 31 December 2003 and primary statements for 2004 prepared in accordance with IFRS will also be required. The group has continued to report its consolidated accounts in accordance with UK GAAP for 2004.

The group plans to provide a separate reconciliation of the UK GAAP 2004 results and the balance sheet at 31 December 2003 to IFRS during the second quarter of 2005. At that time a full explanation of the known impacts of IFRS will be given as well as details of the accounting policies that are expected to be adopted under IFRS as from 1 January 2005.

This analysis of the impact of IFRS is being prepared by the directors using their best judgement of the standards and interpretations expected to be effective, and the accounting policies expected to be adopted, when the directors prepare the company's first complete set of IFRS financial statements as at 31 December 2005. Therefore, as these interpretations develop, there is a possibility that the analysis may evolve further before constituting the final IFRS balance sheet as at 31 December 2005 when the company prepares its first complete set of IFRS financial statements.

Commercial aircraft financing

As previously reported, the group has provided guarantees in respect of residual values and head lease and finance payments on certain commercial aircraft sold. These arrangements were transacted through special purpose entities (SPEs) that are not required to be reported as part of the consolidated group under UK GAAP. In addition, the group entered into various lease arrangements that are treated as operating leases under UK GAAP.

33 Transition to International Financial Reporting Standards (continued)

A significant proportion of the net exposures arising from these arrangements is covered by a Financial Risk Insurance Programme (FRIP), which provides insurance cover for shortfalls in contracted and expected income.

At 31 December 2003, the total exposure provided for in accordance with UK GAAP under these obligations and guarantees, net of expected recoveries, was £404m relating to FRIP aircraft and £18m relating to post-FRIP aircraft on a net present value basis. The gross and net obligations are set out in note 20.

On transition to IFRS, IAS 27 Consolidated and Separate Financial Statements (IAS 27) requires the consolidation of all subsidiaries and SPEs which the group controls at 31 December 2003. Based on the IAS 27 definition of control, and after taking into account the facts and circumstances relevant at the transition date, the group has determined that it controls the SPEs. Accordingly, the gross assets and obligations of the SPEs will be consolidated in the IFRS balance sheet as at 31 December 2003. In addition, a number of the lease arrangements will be reclassified from operating leases under UK GAAP to finance leases following their assessment against the lease classification criteria in IAS 17 Leases with resulting changes to assets and debt. Excluding adjustments in respect of deferred tax and foreign exchange, the exposure relating to FRIP aircraft of £404m at 31 December 2003 is represented under IFRS by:

	£m
Aircraft related assets, guaranteed by insurance	615
Net debt	(1,019)
Exposure at net present value	(404)

Additionally, the reclassification of certain operating leases as finance leases outlined above will require the reclassification of amounts payable under operating leases of £58m included within creditors due after more than one year to amounts payable under finance leases within net debt. The post-FRIP aircraft provision of £18m at 31 December 2003 under UK GAAP remains under IFRS.

Post retirement benefit schemes

Under UK GAAP, the group currently accounts for defined benefit pension schemes in accordance with SSAP 24 Accounting for Pension Costs (SSAP 24). The group also reports the transitional disclosures required in accordance with FRS 17 Retirement Benefits (FRS 17), including the adjustment from the figures reported under SSAP 24 which would be required if FRS 17 was adopted in the financial statements.

The methodology and assumptions used to calculate the value of pension assets and liabilities under FRS 17 are substantially consistent with the requirements of IAS 19 Employee Benefits (IAS 19). In accordance with the requirements of IAS 19, the group will be allocating the IAS 19 pension deficit to the underlying group subsidiary companies and joint ventures and is currently evaluating appropriate methods of allocation. One area of difference which may impact the adjustment from SSAP 24 to IAS 19 relates to the valuation of pension fund assets. Under FRS 17, equities are valued using mid-market prices at valuation date whereas IAS 19 requires the use of bid prices. Subject to any adjustment to the valuation of pension assets and an appropriate allocation to joint ventures, the group expects to recognise the following adjustment from SSAP 24 to IAS 19 in the IFRS group balance sheet at 31 December 2003:

	£m	£m
Remove assets and liabilities recognised in accordance with SSAP 24:		
Pension asset	(532)	
Pension liability	107	
Post retirement healthcare liability	68	
Related deferred tax	115	
		(242)
Recognise assets and liabilities in accordance with IAS 19:		
Pension liability for UK and US schemes	(3,032)	
Pension liability for European schemes	(49)	
Post retirement healthcare liability	(99)	
Related deferred tax	991	
		(2,189)
Adjustment to shareholders' funds		(2,431)

Revaluation of land and buildings

It had been the group's policy under UK GAAP to revalue its land and buildings until FRS 15 Tangible Fixed Assets was adopted in 2000. At that point the group elected that no further revaluation of land and buildings would be undertaken. The group does not intend to adopt the exemption under the transition rules of IFRS 1 First Time Adoption of IFRS (IFRS 1) that allows the previous GAAP valuation amount to be used as the deemed cost on transition to IFRS. Accordingly the group will be reversing the previously recognised revaluations and will be reverting to the use of historical cost for land and buildings.

33 Transition to International Financial Reporting Standards (continued)

Accounting for long-term contracts
The group accounts for its substantial number of long-term contracts under UK GAAP in accordance with SSAP 9 Stocks and Long-Term Contracts. Under IFRS, long-term contracts are accounted for under either IAS 11 Construction Contracts or IAS 18 Revenue depending on the characteristics of the contract and its deliverables. These standards provide more guidance on the determination of the timing and amount of revenue recognition. The impact of this detailed guidance is to reduce the amount of revenue recognised under UK GAAP on the early stages of certain long-term contracts. Due to the approach taken for profit recognition under UK GAAP there is no impact on the reported profits for any period arising from this adjustment to recognised revenue.

Proposed dividends
Under SSAP 17 Post Balance Sheet Events, proposed dividends are accrued for as an adjusting post balance sheet event in the accounting period to which they relate. Under IAS 10 Events after the Balance Sheet Date, dividends are recognised in the accounting period in which they are declared. Accordingly, the group will reverse the accrual for its final dividend and report it in the consolidated IFRS accounts for the following period.

Intangible assets – goodwill
Under UK GAAP, the group's policy is to capitalise goodwill in respect of businesses acquired and amortise it on a straight line basis over its estimated useful economic life, which has been assessed as 20 years for all acquisitions to date.

On transition to IFRS, IFRS 1 requires the group to review the carrying value of capitalised goodwill at 31 December 2003 for potential impairments.

In accordance with IFRS 3 Business Combinations, no amortisation of goodwill will be charged in the group's consolidated IFRS accounts from 1 January 2004. Instead, annual reviews of the goodwill will be performed to test for potential impairments.

Intangible assets – other
Under IAS 38 Intangible Assets (IAS 38), the group is required to recognise, capitalise and amortise other intangible assets on the balance sheet providing they meet certain and recognition criteria.

Intangible assets include software costs and company funded development expenditure (which is discussed in more detail below).

IFRS 1 requires that where these intangible assets would have been recognised on an IFRS compliant balance sheet for any entity acquired the goodwill created at acquisition is reduced by an amount equal to the intangible assets that are now recognised. There will be a subsequent net impact on the goodwill amortisation previously charged to the group's profit and loss account.

Research and development expenditure
In 2003, the group's expenditure on research and development was £1.7 billion, of which £0.6 billion represented the group's share of research and development expenditure by its joint ventures. Most of this expenditure was funded under specific customer projects. The balance related to company funded research and development expenditure that was expensed as incurred. Of this balance, a significant proportion relates to research costs that will continue to be expensed as incurred.

IAS 38 requires company funded development expenditure meeting certain recognition criteria to be capitalised on the balance sheet and amortised over the estimated life of the development product. This standard is to be applied retrospectively.

Equity accounted investments
The directors have reviewed the group's interests in those investments currently reported as joint ventures under UK GAAP. IAS 31 Interests in Joint Ventures requires more emphasis to be placed on the legal form of arrangements rather than the substance of what happens in practice as under UK GAAP. Accordingly, the directors have decided that the group's investment in Airbus is to be accounted for as an associate under IAS 28 Investments in Associates from the date of transition to IFRS. The impact of the change in accounting treatment is only presentational and will not have an impact on income recognition or the amount of shareholders' funds as the group will continue to account for its share of the Airbus results and net assets. The accounting treatment for all other investments that are accounted for as joint ventures under UK GAAP remains unchanged on transition to IFRS.

Share-based payments
Under UK GAAP, the cost of share options is based on the intrinsic value in the option at the date of grant, meaning that options granted to employees at market price or allowable discount do not generate an expense. Under IFRS 2 Share-based Payments, the group is required to measure the cost of all share options granted since November 2002 using fair value models. As a result, additional expense will be recognised in the IFRS profit and loss account.

33 Transition to International Financial Reporting Standards (continued)

Deferred tax

Under IAS 12 Income Taxes, certain temporary differences, for example in respect of capital losses, rollover relief and investments in joint ventures, that previously were not recognised under UK GAAP, will be recognised. In addition, deferred tax liabilities in relation to tax deductible goodwill, which were provided for under UK GAAP, will not be provided for under IFRS.

Derivative financial instruments

The global nature of the group's business means it is exposed to volatility in currency exchange rates. In order to protect itself against currency fluctuations, the group's policy is to hedge all firm transactional exposures as well as to manage anticipated economic cash flow exposures over the medium term. The group also uses interest rate derivative instruments to manage the group's exposure to interest rate fluctuations on its borrowings and deposits by varying the proportion of fixed rate debt relative to floating rate debt over the forward time horizon.

To achieve hedge accounting under IAS 39 Financial Instruments: Recognition and Measurement (IAS 39), the group is required to designate these financial instruments against specific assets, liabilities, income and expenses. All such instruments are measured at fair value as at the balance sheet date and the effectiveness of each hedge tested against defined criteria. Changes in the fair value of the financial instruments are recognised either in profit or loss for the period or, in the case of a cash flow hedge, directly in equity and subsequently recognised in profit or loss for the period when the underlying transaction is realised. For financial instruments designated as fair value hedges, changes in the fair value of the hedged item and the derivative are recognised in the profit or loss for the period. Gains and losses on financial instruments, both realised and unrealised, that do not qualify for hedge accounting are included in profit or loss for the period. The group aims to apply hedge accounting treatment for all derivatives that hedge material foreign currency exposures and those interest rate exposures where hedge accounting can be achieved.

With the adoption of IAS 39, all financial instruments will be recognised on the balance sheet as either financial assets or financial liabilities.

Under the IFRS transition rules, IAS 39 and IAS 32 Financial Instruments: Disclosure and Presentation (IAS 32) will apply to accounting periods beginning on or after 1 January 2005 with no requirement for comparative information for the period to 31 December 2004. Therefore, this area, and Exchangeable Bonds and preference shares discussed below, will continue to be accounted for under UK GAAP in the 2004 comparatives of the group's 2005 IFRS financial statements.

Exchangeable Bonds

As described in note 17, the company has in issue Bonds of £676m due in 2006 which allow the Bondholders the option to exchange the Bonds for the Exchange Property, which is represented by the group's holding in the ordinary share capital of Vodafone Group Plc. Under IAS 39 this option is considered to be an embedded derivative that has to be separated from the underlying debt balance, measured at fair value and accounted for separately from the debt within net assets.

Preference shares

The group has in issue 7.75p (net) cumulative preference shares of 25p each that are convertible into the group's ordinary shares of 2.5p each at the option of the holder on 31 May in any of the years up to 2007, on the basis of 0.47904 ordinary shares for every preference share. From 1 July 2007 to 1 January 2010, the company may redeem any outstanding shares at 100p per share together with any arrears and accruals of dividends. In accordance with IAS 32 this is considered to be a compound financial instrument consisting of both a debt component and an equity component which require separate accounting treatment. The debt component represents the amortised cost of the instrument and is presented as a component of liabilities in the IFRS balance sheet. The equity component represents the value of the option at issue to convert the preference shares into ordinary shares and is presented separately within shareholders' funds.

Five year summary

	2004 £m	2003 £m	2002 £m	2001 £m	2000 £m
Profit and loss account					
Sales[1]					
Programmes	**2,796**	2,374	2,060	2,817	2,975
Customer Solutions & Support	**2,109**	2,042	2,133	1,978	1,783
International Partnerships	**1,907**	1,685	1,648	1,780	1,825
Avionics	**613**	650	727	632	741
North America	**2,714**	2,636	2,561	2,538	1,634
Commercial Aerospace	**2,860**	2,904	2,716	3,051	2,853
HQ and other businesses	**480**	281	300	342	374
	13,479	12,572	12,145	13,138	12,185
Profit/(loss) before interest[2]					
Programmes	**64**	56	69	161	8
Customer Solutions & Support	**413**	411	454	414	434
International Partnerships	**109**	65	(11)	102	117
Avionics	**32**	12	66	109	107
North America	**233**	232	247	250	165
Commercial Aerospace	**176**	204	195	213	106
HQ and other businesses	**(14)**	—	(18)	11	13
	1,013	980	1,002	1,260	950
Goodwill amortisation	**(1,038)**	(518)	(615)	(495)	(373)
Exceptional operating costs	**—**	(9)	(797)	(148)	(307)
Exceptional loss on cessation/reorganisation of commercial aerospace activities	**—**	—	(30)	(370)	—
Exceptional profit on sale of operations	**—**	—	2	—	—
Exceptional profit on fixed asset disposals	**—**	—	28	—	—
(Loss)/profit before interest	**(25)**	453	(410)	247	270
Interest	**(207)**	(220)	(206)	(177)	(91)
(Loss)/profit before tax on ordinary activities					
Excluding exceptional items	**(232)**	242	181	588	486
Exceptional items	**—**	(9)	(797)	(518)	(307)
	(232)	233	(616)	70	179
Tax	**(234)**	(225)	(70)	(198)	(198)
(Loss)/profit on ordinary activities after taxation	**(466)**	8	(686)	(128)	(19)
Balance sheet					
Fixed assets	**9,072**	9,409	9,641	10,129	10,338
Stocks	**895**	775	768	1,046	1,536
Creditors (excluding cash on customers' account) less debtors	**(1,449)**	(572)	(712)	(1,181)	(1,588)
Customer stage payments	**(2,768)**	(2,236)	(1,727)	(1,237)	(854)
Provisions for liabilities and charges	**(1,017)**	(900)	(987)	(1,281)	(1,476)
Net assets	**4,733**	6,476	6,983	7,476	7,956
Shareholders' funds	**4,724**	5,591	5,665	6,625	6,957
Equity minority interests	**14**	15	20	20	100
Capital and reserves	**4,738**	5,606	5,685	6,645	7,057
Net (cash)/debt	**(5)**	870	1,298	831	899
Total	**4,733**	6,476	6,983	7,476	7,956

1 including share of joint ventures' sales and net of intra-group sales
2 excluding goodwill amortisation and impairment and exceptional items

	2004 £m	2003 £m	2002 £m	2001 £m	2000 £m
Cash flow statement					
Profit before interest[2]	**1,013**	980	1,002	1,260	950
Depreciation and impairment	**202**	222	212	239	309
Net capital expenditure	**(233)**	(199)	(186)	(214)	(280)
Movement in provisions excluding deferred tax	**(71)**	(172)	(280)	(207)	(215)
Customer stage payments	**525**	460	157	405	223
Working capital and sundry items	**448**	(666)	(874)	(973)	685
Operating cash flow	**1,884**	625	31	510	1,672
Net (purchases)/sales of operations	**(630)**	(62)	41	98	(1,459)
Other non-cash movements	**9**	121	(136)	—	—
Net interest	**(99)**	(117)	(150)	(189)	(76)
Tax and dividends	**(333)**	(227)	(391)	(381)	(282)
Net proceeds from equity issues	**—**	—	32	30	71
Exchange movements	**57**	72	97	—	—
Net increase/(decrease) in net funds	**888**	412	(476)	68	(74)
Movement in cash on customers' account	**(13)**	16	9	—	—
Movement in net debt as defined by the group	**875**	428	(467)	68	(74)
Operating cash flow by business group					
Programmes	**505**	33	(177)	(220)	937
Customer Solutions & Support	**1,001**	518	323	405	554
International Partnerships	**48**	69	77	255	18
Avionics	**(16)**	(28)	83	70	43
North America	**204**	162	213	119	168
Commercial Aerospace	**(24)**	(143)	(396)	81	36
HQ and other businesses	**166**	14	(92)	(200)	(84)
	1,884	625	31	510	1,672
Reconciliation to statutory presentation					
Operating cash flow (note 29)	**2,071**	836	136		
Net capital expenditure and financial investment	**(256)**	(248)	(183)		
Dividends from joint ventures	**69**	37	78		
	1,884	625	31		

	2004	2003	2002	2001	2000
Other information					
Basic loss per share	**(16.0)p**	(0.5)p	(23.2)p	(5.1)p	(1.5)p
Basic earnings per share – excluding goodwill amortisation and impairment and exceptional items	**18.0p**	16.6p	17.3p	23.4p	18.8p
Dividend per ordinary share	**9.5p**	9.2p	9.2p	9.0p	8.5p
Number of employees, excluding joint venture employees, at year end	**73,300**	68,400	68,100	70,110	85,000
Capital expenditure *including leased assets*	**£337m**	£243m	£274m	£287m	£374m
Order book *including the group's share of joint ventures*	**£50.1bn**	£46.0bn	£42.5bn	£43.8bn	£41.0bn

Shareholder information

Registered office
6 Carlton Gardens
London
SW1Y 5AD
United Kingdom
Telephone: +44 (0)1252 373232
Company website: www.baesystems.com

Registered in England & Wales, No. 1470151

Registrars
Lloyds TSB Registrars (0140)
The Causeway, Worthing
West Sussex, BN99 6DA
United Kingdom
Telephone: 0870 600 3982
(+44 121 415 7058 from outside the UK)

If you have any queries regarding your shareholding, please contact the registrars.

Shareview service
The Shareview service from our registrar, Lloyds TSB Registrars, gives shareholders:

- direct access to data held on their behalf on the share register including recent share movements and dividend details;
- the ability to change their address or dividend payment instructions on-line.

To sign up for Shareview you need the 'shareholder reference' printed on your proxy form or dividend stationery. There is no charge to register.

When you register with the site, you can register your preferred format (post or e-mail) for shareholder communications. If you select 'e-mail' as your mailing preference, you will be sent shareholder communications, such as proxy forms and annual/interim results by e-mail instead of post, as long as this option is available.


shareview
www.shareview.co.uk

If you have your dividends paid straight to your bank account, and you have selected 'e-mail' as your mailing preference, you can also collect your tax voucher electronically. Instead of receiving the paper tax voucher, you will be notified by e-mail with details of how to download your electronic version.

However, if you choose 'post' as your preference, you will be sent paper documents as usual.

Visit the site for more details:
www.shareview.co.uk
Details of software and equipment requirements are given on the website.

Shareholder dealing service
Hoare Govett Limited offers a low cost postal dealing service enabling UK resident shareholders to buy or sell BAE SYSTEMS plc shares. Basic commission is 1%, subject to a minimum charge of £12.00. If you require further information please contact:

Hoare Govett Limited on
Telephone: +44 (0)20 7678 8300

This notice has been approved by Hoare Govett Limited which is authorised and regulated by the Financial Services Authority.

Analysis of share register at 31 December 2004

	Ordinary shares of 2.5p				Preference shares of 25p			
	Accounts		Shares		Accounts		Shares	
	Number '000	%	Number million	%	Number '000	%	Number million	%
By category of shareholder								
Individuals	148.2	94.2	137.1	4.5	2.8	60.4	11.8	4.9
Nominee companies	7.6	4.8	2,817.2	92.1	1.7	37.2	242.6	85.7
Banks	–	–	19.4	0.6	–	–	5.0	–
Insurance and pension funds	–	–	13.3	0.4	–	–	2.1	1.4
Other	1.4	1.0	73.3	2.4	0.1	2.4	4.8	8.0
	157.2	**100.0**	**3,060.3**	**100.0**	**4.6**	**100.0**	**266.3**	**100.0**
By size of holding								
1–99	35.5	21.4	1.9	0.1	–	0.2	–	–
100–499	45.7	28.9	12.5	0.4	0.1	2.6	–	–
500–999	32.5	21.1	22.9	0.7	0.2	4.3	0.2	0.1
1,000–9,999	40.9	27.0	96.6	3.2	3.6	78.0	13.1	4.9
10,000–99,999	1.7	1.1	42.4	1.4	0.6	12.1	11.6	4.4
100,000–999,999	0.6	0.4	220.4	7.2	0.1	2.0	33.0	12.4
1,000,000 and over	0.3	0.1	2,663.6	87.0	–	0.8	208.4	78.2
	157.2	**100.0**	**3,060.3**	**100.0**	**4.6**	**100.0**	**266.3**	**100.0**

ShareGift
The Orr Mackintosh Foundation operates a charity donation scheme for shareholders with small parcels of shares which may be uneconomic to sell. Details of the scheme are available from ShareGift at www.sharegift.org or by telephone on 020 7337 0501.

Share price information
The middle market price of the company's ordinary shares on 31 December 2004 was 230.5p, the range during the year was 159p to 257.25p.

Daily share prices are available in the UK on the FT Cityline service as follows:

BAE SYSTEMS plc ordinary shares
Telephone: 0906 003 1890

BAE SYSTEMS plc preference shares
Telephone: 0906 003 5174

(Calls are charged at 60p per minute at all times)

Alternatively you can view teletext or a similar service.

Dividend reinvestment plan
The company offers holders of its ordinary shares the option to elect to have their dividend reinvested in shares purchased in the market instead of cash. If you would like to make this election, please request a dividend reinvestment plan mandate from our registrars:

Lloyds TSB Registrars
The Causeway, Worthing
West Sussex, BN99 6DA
Telephone: 0870 241 3018
(+44 121 415 7058 from outside the UK)

American Depositary Receipts
The BAE SYSTEMS plc American Depositary Receipts (ADRs) are traded on the Over The Counter market (OTC) under the symbol BAESY. One ADR represents four BAE SYSTEMS plc ordinary shares.

JPMorgan Chase Bank, N.A. is the depositary.

If you should have any queries, please contact:

JPMorgan Chase Bank, N.A.
JPMorgan Service Center
PO Box 43013
Providence, RI 02940-3013
USA
Telephone: +1 781 575 4328
Website: www.adr.com
Email: adr@jpmorgan.com

Financial calendar

Financial year end	31 December
Annual General Meeting	4 May 2005
Preference shares conversion date	31 May 2005
2004 final ordinary dividend payable	1 June 2005
2005 half yearly preference dividend payable	1 July 2005
2005 interim results announcement	September 2005
2005 interim ordinary dividend payable	November 2005
2005 half yearly preference dividend payable	3 January 2006
2005 full year results – preliminary announcement	February 2006
– report and accounts	April 2006
2005 final ordinary dividend payable	June 2006

Hawk
Hawk is an advanced training and light combat aircraft, with several operational variants. In December 2004, the UK MoD signed a contract for a new variant of the Hawk, the Advanced Jet Trainer.





Bv206S
An armoured variant of the Bv206 all-terrain vehicle.

Glossary

A350
The Airbus A350 is a wide-body medium size passenger aircraft with long-range capability.

A380
A high capacity Airbus 555-seat passenger aircraft capable of a range of 8,000 nautical miles.

A400M
An Airbus military transport aircraft programme, ordered by the UK government.

ASRAAM
Advanced Short Range Air-to-Air Missile

Archerfish
An expendable, single shot naval mine disposal munition.

ASTOR
Airborne Stand-off Radar.

Bv206 all-terrain vehicle
A multipurpose amphibious tracked vehicle with both military and civilian applications around the world.

C4ISR
Command, Control, Communication and Computing (C4), Intelligence, Surveillance and Reconnaissance (ISR). Systems that provide a precise picture of the battlefield in 'real-time', optimising the information available for decision making. C4ISR systems sense the environment, process data and combine it with existing knowledge, for optimised mission plans.

C-17
United States military transport aircraft. BAE Systems is the premier avionics supplier for the C-17.

Captor
Radar system for the Typhoon combat aircraft; Captor detects, identifies, prioritises and engages targets beyond the effective range of enemy weapons, while remaining resistant to electronic jamming.

DASS
Defensive Aids Sub-System - an electronic protection system.

European Economic Area
The European Union plus Norway, Iceland and Liechtenstein.

Exocet
A range of air-launched, sea-launched and coastal battery missile systems.

Future Combat System
The cornerstone of the US Army's transformation vision. It will develop network centric concepts for a multi-mission combat system through the use of a combination of manned and unmanned ground and air platforms.

Future Carrier
The UK Royal Navy's next generation aircraft carrier.

GR9
A major capability upgrade for the UK Harrier, enhancing propulsion and aircraft systems and providing a smart weapon capability.

Gripen
The first new-generation multi-role/swing-role combat aircraft to enter service.

HALO
Passive acoustic artillery location system; monitors artillery activities across a wide area of the battlefield.

Harrier
V/STOL (Vertical/Short Take-Off and Landing) combat aircraft.

Hawk
Advanced jet training and light combat aircraft.



Landing Ship Dock (Auxiliary)
Work is underway on RFA Cardigan Bay which will be launched in 2005.



Sting Ray
An advanced lightweight torpedo. The Sting Ray Mod 1 incorporates a new digital homing system.

ISO 14001
The standard for environmental management published by the International Standards Organisation.

JTRS
Joint Tactical Radio System, the next generation radio system for the US military.

Landing Platform Dock
A UK Royal Navy assault ship capable of controlling a complete force of amphibious ships and supporting the deployment of armed forces ashore.

Landing Ship Dock (Auxiliary)
Landing Ship Dock (Auxiliary) will provide support to amphibious assault and will deliver personnel and equipment

Meteor
A beyond visual range air-to-air missile.

Mica
Multi-mission air-to-air missile.

NS&S
Networked Systems & Solutions.

OECD
Organisation for Economic Co-operation and Development made up of the 30 most industrialised countries in the world.

PAAMS
Principal Anti-Air Missile System.
Aster-PAAMS, a medium range anti-air vertical launching missile system based on the ASTER 15 and ASTER 30 anti-missile missiles.

Siren
Radar decoy systems for warships.

Spearfish
Advanced heavyweight torpedo in service with the UK Royal Navy.

Sting Ray
Advanced lightweight torpedo in service with the UK Royal Navy, UK Royal Air Force and in other countries.

Storm Shadow/Scalp EG
A stealth missile, Storm Shadow is for use on UK aircraft and Scalp EG on French aircraft.

Terrier
A lightly armoured combat engineering vehicle being developed for the British Army.

Tornado
The UK Royal Air Force's front line combat aircraft, also in service with the Royal Saudi Air Force, and in Germany and Italy.

Trafalgar Class Submarine
A submarine fitted with a propulsor instead of a propellor, covered with noise reduction coatings.

USAF
United States Air Force.

WolfPack
A communication jamming system being developed by the Defence Advanced Research Projects Agency. BAE Systems will provide a vertical take-off and landing unmanned aerial vehicle to the programme.

Shareholder feedback

Thank you to everyone who took the time and effort to respond to last year's feedback questionnaire. It was most appreciated.

This year we have decided to change the way we receive feedback by including a stand-alone questionnaire in a random selection of reports and to utilise e-mail as a cost effective communication mechanism.

If you have not received a questionnaire, but would like to give us feedback, please either send your written comments to our investor relations team at:

BAE Systems plc
6 Carlton Gardens
London
SW1Y 5AD

or by e-mail to andy.mann@baesystems.com

Andrew Wrathall
Investor Relations
Director

23 February 2005

BAE SYSTEMS plc
6 Carlton Gardens
London SW1Y 5AD
United Kingdom
Telephone +44 (0)1252 373232

Registered in England and Wales No. 1470151

Website details
www.baesystems.com

Front cover image
BAE twin seat Typhoon at BAE Systems, Warton, Lancashire, UK.
Photo © Geoffrey Lee at Planefocus Ltd

03.05.AREP2004.001/076

Annual Review 2004



BAE SYSTEMS

Contents

About BAE Systems

BAE Systems is an international company engaged in the development, delivery and support of advanced defence and aerospace systems in the air, on land, at sea and in space.

The company designs, manufactures and supports military aircraft, surface ships, submarines, fighting vehicles, radar, avionics, communications, electronics and guided weapon systems. It is a pioneer in technology with a heritage stretching back hundreds of years. It is at the forefront of innovation, working to develop the next generation of intelligent defence and security systems.

BAE Systems has major operations across [illegible] continents and customers in some 130 countries. The company has more than [illegible]0,000 people and generates annual sales of approximately £13 billion through its wholly-owned and joint venture operations.

[illegible]

More information about BAE Systems can be found on: **www.baesystems.com**

We welcome your views. Email any comments to **investors@baesystems.com**

Important note

This Annual Review is a summary of the information in the full Annual Report of BAE SYSTEMS plc. It does not contain sufficient information to allow a full understanding of the results of the group and state of affairs of the company or of the group, and of their policies and arrangements concerning directors' remuneration.

For further information, the full Annual Report should be consulted. Copies of the full Annual Report are available, free of charge, from:

The Company Secretary
BAE SYSTEMS plc
6 Carlton Gardens
London SW1Y 5AD
United Kingdom

Alternatively, visit the company's website, www.baesystems.com.

If in future years you wish to receive the full Annual Report you should write to the company's registrars, Lloyds TSB Registrars, at the address shown on page 32.



Results in brief

	2004	2003
Order book[1]	**£50.1 billion**	£46.0 billion
Sales[2]	**£13,479 million**	£12,572 million
Profit before interest[3]	**£1,013 million**	£980 million
(Loss)/profit before interest	**£(25) million**	£453 million
Adjusted earnings per share[3]	**18.0p**	16.6p
Loss per share[4]	**(16.0)p**	(0.5)p
Dividend per share	**9.5p**	9.2p
Operating cash inflow	**£2,071 million**	£836 million
Net cash/(debt)	**£5 million**	£(870) million

Highlights

Programmes business outlook improving
- benefiting from elimination of excessive risk
- new commercial agreement for Typhoon signed

Customer Solutions & Support addressing UK growth opportunities

Land sector position strengthened with acquisition of Alvis plc

North America delivering good growth

Airbus performing well – outlook improving

Strong cash flow

Adjusted earnings per share[3] up 8.4% at 18.0p

Record order book

Final dividend increased, making 9.5p per share for the year

Outlook*

An increase in contribution from the Programmes business group is anticipated as it benefits from the revised Typhoon contract. In addition, continued good growth is expected from the company's North American operations including the benefit of full year contributions from acquisitions completed during the course of 2004.

The CS&S and Land Systems business is expected to achieve further growth in the UK support activities together with a full year contribution from the acquisition of Alvis. These performance improvements will be more than offset by the previously announced step down in profitability in export support activities.

The completion of the Eurosystems transaction will remove the profit contribution from disposed activities. The transaction is expected to be marginally dilutive to earnings in 2005.

Overall, the performance of the company's defence businesses is expected to continue to improve in 2005 albeit at a lower rate of growth than that achieved in 2004.

Commercial Aerospace is expected to contribute to growth with the benefit of a planned increase in Airbus aircraft deliveries.

Some reversal of the strong 2004 operating cash inflow is anticipated in 2005 as customer prepayments are utilised to fund rising production activity.

BAE Systems is now delivering well against its strategy and objectives. Whilst there remains much to do, the achievements to date, together with the actions continuously being taken to improve performance, enable the group to look forward with confidence to delivering growing returns to its shareholders.

1 including share of joint ventures' order books and after the elimination of intra-group orders of £1.8bn (2003 £1.9bn)
2 including share of joint ventures' sales
3 before goodwill amortisation and impairment of £1,038m (2003 £518m) and exceptional items of £nil (2003 £9m)
4 basic earnings per share after goodwill amortisation and impairment and exceptional items (in accordance with Financial Reporting Standard 14)

* this outlook statement is based on the accounting standards used to prepare the 2004 accounts

Chairman's letter

I am pleased to report that BAE Systems has made good progress in 2004. The company maintained its focus on performance improvement, addressed inappropriate risk in the business and made progress in restructuring its joint venture portfolio in Europe. At the same time, we have continued to grow our position in the US defence market. Much progress has been made to deliver long-term shareholder value.

Since succeeding Sir Richard Evans as Chairman at the beginning of July, I have spent considerable time meeting the company's management and visiting our businesses. It is clear that BAE Systems is a company rich in technology and with highly capable people.

In accepting my appointment, I had to consider the ways in which I could add value for shareholders. I believe my job as Chairman is to ensure that the Board operates effectively in three key areas: framing the strategy for the company; monitoring the performance of the executive team as they implement that strategy; and leading on governance matters by setting values and standards that are followed throughout the company.

With the full involvement of executive and non-executive directors, we used the annual planning process as a framework to challenge and refresh our strategy. We describe this in some detail later in this report but, in essence, we will further strengthen the focus on improving corporate performance while building on the strong position now established in the United States.

Through the effective implementation of this strategy we aim to continue to build on BAE Systems position as one of the world's premier aerospace and defence companies and deliver sustained returns to our shareholders.

I and my fellow directors are committed to ensuring that BAE Systems has a robust governance framework and has the processes to provide the assurance to the Board and stakeholders that the company is operating in accordance with these prescribed values and standards.

Governance is equally important to our relationship with the wider community in which we operate. In this report, together with our separately published Corporate Responsibility Report, we provide more information on our social, environmental and ethical policies. There has been much change in this area for all companies, both in how we report to stakeholders and in the priority this is given. Within BAE Systems we will ensure that this is appropriately managed and reported, striving to be one of the leaders in this regard. Accordingly, the Board has agreed recently to form a Corporate Responsibility Committee that will be responsible for reviewing and monitoring the processes the company uses to manage social, environmental and ethical risk to assist the Board in overseeing the development of strategy and policy in this area. It will be chaired by a non-executive director.

BAE Systems should be proud of its role in helping to provide the means of establishing and maintaining security in a turbulent world. It is always important that the company aspires to high standards of corporate behaviour and responsibility.

I have taken over the chair from Sir Richard Evans under whose stewardship the company has risen to be one of the world's leading aerospace and defence businesses. The Board is grateful to Dick for his great contribution, over many years, to this company and the industry in which we operate.

Lord Hesketh will be retiring from the Board at this year's AGM. The Board has valued greatly the contribution he has made during his 11 years as a director of the company.

The company's executive, together with the commitment and hard work of the wider BAE Systems team, has delivered a good operational performance in 2004 establishing a solid base for future growth. In addition, the measures taken to enhance the terms on which we do business and mitigate risk going forward have underpinned the company's recovery.

The Board is recommending an increased final ordinary dividend of 5.8p per share, making a total of 9.5p for the year. Subject to shareholder approval at the 2005 AGM, the dividend will be paid on 1 June 2005 to holders of ordinary shares registered on 22 April 2005.

Dick Olver
Chairman

23 February 2005



"The company's executive, together with the commitment and hard work of the wider BAE Systems team, has delivered a good operational performance in 2004 establishing a solid base for future growth."

Chief Executive's review

BAE Systems performed well in 2004, both in delivering good financial results and executing actions that will underpin performance improvement over the longer term.

In particular, the signing of contracts for the next, Tranche 2, phase of the Eurofighter Typhoon programme established a way forward for the programme. This completes the actions taken over recent years to address excessive risk in our UK Ministry of Defence (MoD) programmes businesses.

These actions will result in a sustainable growth in profitability in an area of our business that, in the past, had overshadowed the performance of the majority of the company's portfolio.

BAE Systems has for some time been pursuing a strategy to focus on its capabilities in aerospace and defence with an emphasis on accessing higher value opportunities in the integration and networking of complex defence systems and provision of support solutions to the armed forces. BAE Systems is alone amongst the leaders in our industry in being able to pursue this strategy on both sides of the Atlantic.

The company's strong position in both the US and UK markets presents future opportunities for industry to support the increasingly joint nature of peacemaking and peacekeeping by our armed forces. Industrial participation, including access to the highest level of technology on programmes in which both nations participate, such as the Joint Strike Fighter programme, remains an important objective in this regard.

The company has benefited from good cash generation during the year enabling several acquisitions to be completed in line with our strategy. In the US, five acquisitions were completed. The largest transaction, DigitalNet, elevates BAE Systems to rank as a top 10 provider of IT systems support to the US Department of Defense and other government agencies. With these acquisitions BAE Systems generates annualised sales of some $5.6bn in its North America business and now employs over 27,000 people across the US.

The company has continued to build on its strong position in military support solutions. The strategy to work in partnership with the UK MoD's Defence Logistics Organisation continues to bear fruit with a number of significant new business wins in supporting air platforms.

Building on the company's record in growing support business in the air sector, BAE Systems identified a substantial support opportunity in the land sector. The acquisition of Alvis plc was a key step in delivering a land sector support strategy.

Alvis significantly enhances the company's involvement in the land sector. The merger of Alvis and BAE Systems complementary RO Defence activity into a new Land Systems business enables the company to offer coherent land sector support to the UK's armed forces and the large installed base of fighting vehicles in service with customers worldwide.

Support solutions also lie at the heart of BAE Systems relationship with the Kingdom of Saudi Arabia. BAE Systems has a long and successful history providing integrated support to the Saudi armed forces. The company has for some time adopted a strategy to integrate progressively greater local Saudi content in the programme. The company is a large employer of Saudi nationals and a leader in technology training in the Kingdom.

Consistent with this in-Kingdom strategy BAE Systems has invested in aerospace and defence companies in Saudi Arabia that will enable the company to work in partnership with Saudi investors whilst undertaking aircraft and avionics maintenance and upgrade work in-Kingdom. Whilst this trend to greater indigenous content will reduce margins, these partnerships will provide significant technology and employment benefits to the Kingdom and long-term value for BAE Systems.

BAE Systems has a leading naval systems business in the UK. Like its UK air systems activities, the performance of the naval business in recent times has been affected by the company having agreed, in prior years, to contracts for programmes with excessive risk.

In addition, over many years, the UK naval shipbuilding industry has suffered from a lack of strategic planning and the company commenced an evaluation of the options for its shipyards. Whilst that evaluation was underway the company welcomed the UK government initiative to determine a strategy for naval shipbuilding in the UK, in dialogue with all industry participants. BAE Systems welcomes this dialogue as a real opportunity to secure a future for the UK's naval shipbuilding capabilities that will deliver value for money to the UK government and an acceptable return to shareholders of the companies concerned.

We have also made good progress in re-focusing our joint businesses in Europe.



Mike Turner
Chief Executive

23 February 2005

"We look forward with confidence to delivering growing returns to our shareholders in the future."

Chief Executive's review continued

Recognising the complexity of the earlier proposed Eurosystems transaction with Finmeccanica we have moved to a simpler model. The revised agreement, signed in January 2005, provides for BAE Systems to take full ownership of the UK activities of the former AMS joint venture in exchange for the company's existing 50% of the Italian activities and a cash equalisation payment. We have also agreed to sell to Finmeccanica the group's defence communications business and avionics activities comprising principally UK-based airborne radar and electronic warfare business.

When completed, this transaction will generate substantial cash and improve management control and business performance in the strategically important field of network-enabled capability.

BAE Systems has a 20% interest in Airbus and the company maintains a close management involvement in the business through the shareholder board.

Airbus is a highly successful enterprise and BAE Systems is now seeing the benefit of its investment and support over many years as the business fought to build a family of aircraft and secure a strong position in the large commercial jet market. The A380 is the culmination of this strategy. The public presentation of this new aircraft took place in January 2005 and the programme is for first deliveries in 2006.

At the heart of BAE Systems, and its joint ventures, lies a highly qualified and dedicated workforce and I would like to thank them for their continued support and commitment.

The last few years have seen our business turned around, with clear management targets set and consistently delivered. Scale is being achieved in the US and our business with the UK MoD has been de-risked to acceptable and manageable levels. We look forward with confidence to delivering growing returns for our shareholders in the future.

Summarised profit and loss account

FOR THE YEAR ENDED 31 DECEMBER

	2004 £m	2003 £m
Sales[1]	**13,479**	12,572
Operating profit[2]	**691**	670
Share of operating profit of joint ventures[2]	**322**	310
Profit before interest[2]	**1,013**	980
Net interest	**(207)**	(220)
Profit before tax, goodwill amortisation and impairment and exceptional items	**806**	760
Goodwill amortisation and impairment, including joint ventures	**(1,038)**	(518)
Exceptional items	**—**	(9)
(Loss)/profit before tax	**(232)**	233
Tax	**(234)**	(225)
Minority interests	**(1)**	(2)
(Loss)/profit for the year	**(467)**	6
Basic and diluted loss per share	**(16.0)p**	(0.5)p
Basic and diluted earnings per share excluding goodwill amortisation and impairment and exceptional items	**18.0p**	16.6p
Dividend per share	**9.5p**	9.2p

Segmental analysis

FOR THE YEAR ENDED 31 DECEMBER

	Sales[1]		Profit/(loss) before tax	
	2004 £m	2003 £m	2004 £m	2003 £m
Programmes	**2,867**	2,436	**64**	56
Customer Solutions & Support	**2,243**	2,166	**413**	411
International Partnerships	**1,907**	1,685	**109**	65
Avionics	**1,103**	1,127	**32**	12
North America	**2,771**	2,700	**233**	232
Commercial Aerospace	**2,880**	2,924	**176**	204
HQ and other businesses	**560**	316	**(14)**	—
	14,331	13,354	**1,013**	980
Less: intra-group	**(852)**	(782)		
Net interest			**(207)**	(220)
	13,479	12,572	**806**	760
Goodwill amortisation and impairment, including joint ventures			**(1,038)**	(518)
Exceptional items			**—**	(9)
	13,479	12,572	**(232)**	233

Exchange rates

	2004	2003
£/€ — average	**1.474**	1.445
£/$ — average	**1.832**	1.635
£/€ — year end	**1.417**	1.417
£/$ — year end	**1.932**	1.786

1 including share of joint ventures' sales
2 before goodwill amortisation and impairment and exceptional items (statutory presentation is shown on page 28)

Summarised financial review

Profit before interest[2] increased to £1,013m from £980m in 2003, on sales[1] of £13,479m (2003 £12,572m). Adjusted earnings per share[2] for 2004 increased by 8.4% to 18.0p compared with 2003.

These earnings were underpinned by strong cash generation with operating cash inflow totalling £2,071m (2003 £836m).

The weakening US dollar and Euro reduced reported sales and profit on translation by £424m and £31m respectively.

After deducting goodwill amortisation and impairment and exceptional items, the loss per share was 16.0p compared with a loss per share of 0.5p in 2003. This was primarily due to an increased charge for goodwill impairment.

Interest

The net interest charge decreased to £207m from £220m in 2003. This reflected lower net interest payable on loans, overdrafts and financial instruments of £110m (2003 £122m) due to lower gross borrowings when compared with 2003 and net present value adjustments on aircraft lease provisions of £28m (2003 £41m) and other net present value adjustments of £11m (2003 £7m). There was also a charge of £28m (2003 £24m) relating to a net present value adjustment to aircraft financing liabilities due to changes in the expected timing of receipts and payments. Share of net interest of joint ventures was £30m (2003 £26m). Interest was covered 4.9 times by earnings[2] (2003 4.5 times).

Taxation

The effective rate of tax was 29% (2003 30%) which compares with the UK corporation tax rate of 30% for the calendar year 2004 (2003 30%) and remains the planning rate for the foreseeable future.

Dividend

The Board is recommending a final dividend of 5.8p per share (2003 5.5p), bringing the total dividend for the year to 9.5p (2003 9.2p). Dividend cover, at this level of annual dividend, has increased to 1.9 times earnings[2] from 1.8 times earnings[2] in 2003. The dividend policy is to maintain the dividend in line with earnings with a long-term objective of dividend cover above 2 times.

Cash flows

Group operating cash inflow was £2,071m (2003 £836m). Net capital expenditure and financial investment was £256m (2003 £248m), including increases in capital expenditure together with the investment in aerospace and defence companies in Saudi Arabia (2003 included the initial £74m investment in Alvis plc).

Group operating business cash inflow[3] was £1,884m compared with £625m in 2003. Cash flow improvements were achieved at Programmes as customer stage payments were received on the renegotiated Typhoon contract and in respect of the Indian Hawk contract. CS&S cash flow benefited from the strong oil price during 2004. North America cash flow was also strong. Commercial Aerospace included an outflow on the regional aircraft recourse provision, almost entirely offset by another strong cash performance by Airbus despite product development and capital expenditure on the A380 programme. Avionics cash outflows were mainly due to some increase in working capital on Typhoon equipment and cash outflows on prior year rationalisation programmes.

Free cash inflow, after interest and preference dividends and taxation, was £1,733m compared with £562m in 2003.

Cash outflow on acquisitions was £550m comprising cash consideration of £663m less cash acquired, net of overdrafts, of £113m. In addition, loans acquired were £80m.

Foreign currency translation movements in net debt of £57m primarily comprises the benefit of translating US dollar denominated debt at the closing rate of £1/$1.932.

Net cash was £5m (2003 net debt of £870m) at the end of the year.

FRS 17

The group has continued to account for retirement benefits under SSAP 24. The pension charge for the year on UK and US defined benefit schemes, excluding the group's share of pension costs charged by joint venture companies, on a SSAP 24 basis was £192m (2003 £127m). FRS 17 requires the group to calculate its net pension liabilities by valuing assets and liabilities at a point in time rather than matching expectations of assets and liabilities over time. The deficit on UK and US schemes calculated on an FRS 17 basis was £3.0bn after tax (2003 £2.1bn after tax). Investment returns were better than expected, but were offset by an increase in liabilities due to changes in mortality assumptions and a reduction in real discount rates during 2004.

Full adoption of FRS 17 would have resulted in a charge to operating profit of £151m (2003 £172m), a reduction of £41m (2003 additional charge of £45m) when compared with the pension charge on a SSAP 24 basis. Reserves would have been reduced by £3.3bn (2003 £2.4bn).

The FRS 17 assessment has no impact on short-term cash contributions to the pension schemes. The group's pension funding requirements are derived from separate independent actuarial valuations. In order to help mitigate future pension cost increases, the company has introduced changes to its main UK and US pension schemes. These changes include an agreement to increase employees' contributions to the main scheme in the UK and to establish employee contributions for much of the US workforce. In addition, the company has made a prepayment of $70m (£38m) to its US scheme.

Accounting policy changes

There have been no significant changes to the accounting policies adopted by the group. The group has amended its treatment within shareholders' funds of own shares held by the ESOP trust. The value of such shares held by the group is now deducted from distributable reserves.

Transition to International Financial Reporting Standards

The review of the impact of the change to International Financial Reporting Standards is ongoing. The current plans indicate that the group is well placed to comply with International Financial Reporting Standards in line with the requirements.

1 including share of joint ventures' sales
2 before goodwill amortisation and impairment and exceptional items (statutory presentation is shown on page 28)
3 net cash inflow/(outflow) from operating activities after capital expenditure (net) and financial investment and dividends from joint ventures

Strategy

The BAE Systems strategy is 'to create sustainable shareholder value by being the premier transatlantic aerospace and defence company'.

The transatlantic nature of the BAE Systems strategy reflects the company's established strong presence in the UK and other European defence markets combined with its significant presence and the growth opportunities in the large US market.

The US is the world's largest defence market with equipment spend around twice that of the UK and rest of Europe combined. In the UK, significant opportunities are present to derive value from new platform programmes and, in particular, from the provision of through-life support solutions for both new and legacy defence systems.

Research and Technology is a key driver of future capability in the defence sector. Importantly, the US allocates a significantly higher proportion of its defence spend on Research and Technology than Europe.

Sales into the US defence related markets in 2004 accounted for in excess of 25% of group defence related sales.

Defence spend – US and Europe
Total defence spend approximately $652bn



(based on 2004 data)

1 United States	**65%**
2 United Kingdom	9%
3 France	7%
4 Germany	5%
5 Italy	4%
6 Rest of Europe	10%
European Economic Area	**35%**

Defence spend allocation – US and Europe


US $bn (based on 2004 data)
400
300
200
100
0
$423bn
$229bn
US
Europe
Research and Technology represents approximately 15% ($62bn) of US defence spend. In Europe, Research and Technology represents some 6.5% ($15bn) of total spend.
Equipment procurement
Research and Technology
Other defence

The BAE Systems strategy is to build on its established positions in the aerospace and defence market in the United States, whilst maximising the value of its position in the UK and Europe.

These markets continue to shape the company's capabilities and its products and services. From this strong base, BAE Systems will continue to export to, and work in, markets around the world where we can deliver appropriate shareholder returns.

While defence remains our core market, our strong presence in the aerospace sector is a major contributor to the value of the company.

Delivery of our strategy will be achieved by way of five group strategic objectives. These five objectives are being pursued through seven strands of business portfolio actions supported by the integrated business plans of our operations.

Embed a high performance culture across the company

Embed a high performance culture across the company is at the top of our list to reflect its importance. The Performance Centred Leadership framework ensures all our business leaders should know what high performance means for them and their people. Our recent commitment to invest in a Performance Centre of Excellence builds on our suite of controls, tools and processes to support our delivery of operational excellence.

Optimise value from our order book

Optimise value from our order book. By applying our best practice controls, tools and processes in a consistently efficient manner we will turn orders, and then sales, into profitable returns for our shareholders and secure our future. In addition, we need to continue to improve productivity and reduce our cost base.


Group Strategy
To create sustainable shareholder value by being the premier transatlantic aerospace and defence company
Group Strategic Objectives
- Embed a high performance culture across the company
- Optimise value from our order book
- Maintain a global presence from a strong transatlantic business base
- Enhance US/UK industrial technology transfer
- Proactively manage investment and divestment in businesses
Business Portfolio Actions
Grow the business in the United States
Grow a global support, solutions and services business
Create a sustainably profitable UK programme business in air, land and sea
Partner MoD in the transformation of the UK's armed forces
Continue to optimise our European position through a rationalised portfolio of joint ventures
Grow and maximise the value of Airbus
Manage non-strategic businesses for optimal value
Integrated Business Plans

Maintain a global presence from a strong transatlantic business base

Maintain a global presence from a strong transatlantic business base recognises the location of our most important markets. Transatlantic remains at the core of our strategy given our leading position in the UK/Europe and strong and growing presence in the United States. These markets continue to shape our capabilities and our product and service portfolio. From this strong base, we will continue to export to and work in markets around the world where we can deliver appropriate shareholder returns.

Enhance US/UK industrial technology transfer

Enhance US/UK industrial technology transfer is crucial for the delivery of greater inter-operability between the US and UK armed forces, in both peacemaking and peacekeeping roles around the world, and maintaining the highest level of technology and capability within the UK defence industrial base.

Proactively manage investment and divestment in businesses

Proactively manage investment and divestment in businesses. In order to continue to focus on delivering value to our shareholders, each part of our business and product portfolio needs to be focused on where appropriate returns can be achieved. If this is not possible, then a route to exit or to minimise exposure will be found.

Typhoon
The Eurofighter Typhoon combat aircraft is the product of a collaborative programme involving the United Kingdom, Germany, Italy and Spain. Typhoon entered service with the air forces of the four partner nations in 2004. BAE Systems manufactures the fully equipped forward fuselage sub-assemblies for all Typhoon aircraft and is responsible for final assembly of the aircraft in the UK. Typhoon will deliver unrivalled swing role capability delivering a combination of both highly advanced air-to-air capability with precision air-to-surface operation.



Astute
Astute is the next generation nuclear powered attack submarine being developed for the UK's Royal Navy.





Nimrod MR4A
The Nimrod MR4A is the replacement maritime patrol and attack aircraft for the UK's Royal Air Force.

Programmes

The Programmes business group operates primarily in the UK defence market and comprises the company's principal air systems, naval systems and C4ISR[7]- related prime contract activities.

In 2004, the Programmes business made a profit[3] of £64m (2003 £56m) on sales[2] of £2,867m (2003 £2,436m) and generated an operating cash inflow[4] of £505m (2003 £33m).

The 2.2% return on sales for Programmes continues to reflect the substantial sales generating no profit contribution from the Nimrod and Astute programmes. In addition, a higher level of sales on Typhoon was recognised with no profit. Increased Type 45 destroyer sales were recognised at zero margin, with the programme at an early stage of maturity.

Positive contributions to profit were made by Underwater Systems and sustaining engineering activity on Tornado and Harrier in the UK and export markets. The F-35 Joint Strike Fighter (JSF), a cost plus award fee systems design and development contract, also made a positive contribution.

The outlook at Programmes is for increased sales in 2005 as deliveries on the Typhoon programme increase, together with increases on Hawk, Nimrod and Type 45. Overall, Programmes profit will show further improvement in 2005 from sales growth and margin enhancement as benefit flows from the concluded Typhoon negotiations.

The UK defence equipment budget is expected to continue to be constrained, with low real growth having implications for the sustainability of long-term funding for future defence technologies and engineering capability in the UK.

Air systems businesses

The air forces of the four Eurofighter Typhoon partner nations, UK, Germany, Italy and Spain, completed the acceptance of their initial 30 twin seat standard aircraft with the 28 aircraft delivered in 2004. In-service training and operational evaluations by the four nations have progressed significantly in the first year of Typhoon's service life. Over 600 hours have been flown in the UK and a significant number of air and ground crew trained. The delivery, in December 2004, of the first single seat aircraft for operational use marks the next planned step in Typhoon capability. This capability growth will continue incrementally through the life of the programme.

Contracts to secure Tranche 2, comprising the next 236 aircraft for the four nations, were concluded at the end of 2004. The conclusion of agreements for Tranche 2 has, in the UK, led to a revision to the Tranche 1 contracts to address production continuity.

Significant progress has been made during 2004 in securing the future of the highly successful Hawk business.

In April, the government of India placed an order for 66 Hawk aircraft and, in December, the UK MoD signed a design and development contract for a new variant of the Hawk, the Advanced Jet Trainer (AJT). The customer is working closely with BAE Systems to manage the design of the avionics architecture and deliver two trials aircraft to support the development and test flying.

Contracts for Hawk with Canada, South Africa and Bahrain are progressing to schedule.

There was good progress on Nimrod with the first development aircraft, PA01, flying in the summer and progressing successfully through its flight test programme. PA02, the first aircraft fitted with a full mission system, achieved its first flight in December 2004. Programme reforms continue to reinforce stability in the programme on both cost and schedule.

Confirmation of future Nimrod production is awaited following the UK government's announcement in the summer of a requirement for some 12 aircraft for the maritime role, subject to affordability and performance.

BAE Systems is partnered with Lockheed Martin and Northrop Grumman on the JSF programme. In addition to substantial avionics sub-systems and equipment involvement in North America, BAE Systems participation in the programme involves the design and manufacture of the rear fuselage and stabilisers in the UK.

In August 2004, a key milestone was reached with the start of the JSF production process comprising assembly of the rear fuselage.

Work has progressed on the JSF System Development and Demonstration contract.



Type 45
Type 45 is the Royal Navy's new anti-air warfare destroyer. Design of the ship is well advanced and construction of the first of class, HMS Daring, is underway at the group's Clydeside facilities in Scotland.



Joint Strike Fighter
BAE Systems is a partner in the US led F-35 Joint Strike Fighter programme with responsibility for design and manufacture of the rear fuselage and tail surfaces as well as a number of the aircraft systems.

Programmes : Summary

	2004	2003
Order book[1]	**£14.3bn**	£11.3bn
Sales[2]	**£2.9bn**	£2.4bn
Profit[3]	**£64m**	£56m
Cash inflow[4]	**£505m**	£33m
Number of employees[5]	**18,400**	19,400

Percentage share of group sales[6]



20%

The primary focus has been the detailed engineering design effort across the JSF variants, in preparation for the increase in manufacturing activity in 2005. First flight of the Conventional Take-off and Landing variant is planned for late 2006.

Successful Harrier GR9 carrier landings took place to schedule as part of a major Harrier upgrade programme. Contracts received include the continuation of the Harrier GR9 sustainment and upgrade programme, the support of Tornado Secondary Power Systems and the Tornado Structures contract.

Naval systems businesses

BAE Systems is building two 16,160 tonne Landing Ship Dock (Auxiliary) vessels. The first vessel, RFA Mounts Bay, was launched in April 2004 and the second vessel, RFA Cardigan Bay, is on schedule to be launched in April 2005.

Good progress has been made on the first of the Type 45 class next generation destroyer for the Royal Navy, HMS Daring. Major power and propulsion equipment has been installed in the engine compartments. The official steel cutting ceremony for the second vessel, HMS Dauntless, took place in August 2004.

A successful programme to design and build three sophisticated Brunei Offshore Patrol Vessels has been followed by acceptance delays.

Work on the Astute attack submarine has progressed well during 2004 with all key milestones achieved on schedule.

An accelerated programme resulted in the delivery of HMS Bulwark, the second Landing Platform Dock, ahead of the revised programme schedule. The ship successfully completed its trials after leaving Barrow in May 2004 and was handed over to the Royal Navy in July 2004. The early delivery enabled the Royal Navy to bring forward the in-service date by one month to December 2004.

Following the completion of HMS Bulwark a redundancy programme commenced, which resulted in the loss of some 500 positions across the Submarines business.

The tactical weapons systems update programme for the Trafalgar class submarines remains on schedule.

Underwater Systems had another good year, achieving all programmed deliveries. The development of the Sting Ray Mod 1 lightweight torpedo was completed and the UK production order commenced with the successful demonstration of the first build torpedoes. The Spearfish heavyweight torpedo in-service support programme completed 10 years of on-time deliveries to the Royal Navy's submarine fleet. The new Archerfish airborne mine neutralisation system, ordered for the US Navy, is successfully progressing through development and will commence formal test and evaluation in 2005.

C4ISR

The C4ISR business has a key role in developing and delivering the UK's network-enabled capability. BAE Systems is working towards establishing a central role with the MoD in creating and developing the MoD's overall systems architecture.

1 including share of joint ventures' order books and before the elimination of intra-group orders
2 including share of joint ventures' sales
3 before interest, goodwill amortisation and impairment and exceptional items (statutory presentation is shown on page 28)
4 net cash inflow/(outflow) from operating activities after capital expenditure (net) and financial investment and dividends from joint ventures
5 includes share of joint venture employees
6 before elimination of intra-group sales
7 Command, Control, Communication and Computing, Intelligence, Surveillance and Reconnaissance

Al Yamamah
Under the long running Al Yamamah contract, BAE Systems is providing a complete defence package to Saudi Arabia. BAE Systems plays a key role in training Saudi nationals to maintain the equipment supplied under the contract.





Bahrain air training programme
Integrated solutions are key in the Bahrain air training programme.

Type 22 frigate
BAE Systems is prime contractor for reactivation of the frigates for use by the Romanian Navy.



Customer Solutions & Support

The Customer Solutions & Support business group provides systems and solutions for current and future military capability. It addresses the trend within armed forces to work more closely with industry to optimise their military capability in the most cost-effective and efficient manner.

In 2004, the CS&S business group made a profit[3] of £413m (2003 £411m) on sales[2] of £2,243m (2003 £2,166m). The business generated an operating cash inflow[4] of £1,001m (2003 £518m).

CS&S continued to perform well and delivered on all its key targets in 2004. The benefit to the Al Yamamah programme of the high oil price has flowed through to operating cash flow, reducing programme debtors.

In August, the group's offer to acquire Alvis plc was declared unconditional. The Alvis plc and RO Defence businesses have been integrated to create a new Land Systems business. The formation of this business is consistent with the group's land sector strategy. The results, in 2004, of the RO Defence and Alvis businesses are reported within HQ and other businesses. From January 2005 the results of these businesses will be reported within a Customer Solutions & Support and Land Systems sector.

BAE Systems has a major presence in the Kingdom of Saudi Arabia, as prime contractor for the UK government-to-government defence agreement, Al Yamamah. The business employs almost 4,700 people, of whom more than half are Saudi nationals, in support of the Saudi Royal Air Force and the Royal Saudi Navy. BAE Systems provides complete support to the Kingdom's ground defence infrastructure and naval minehunters.

Performance on the Al Yamamah programme in Saudi Arabia was good, with cash flows benefiting from the strong oil price throughout 2004.

UK support activity is increasing as the partnering relationship with the MoD's Defence Logistics Organisation (DLO) develops. Performance in support of key UK in-service air platforms, Tornado, Harrier, Nimrod and VC10 remains on plan. At RAF Wyton the DLO and CS&S have set up a joint integrated project team to address the next phase of partnering on the Tornado programme.

The reactivation and upgrade of two Type 22 frigates for Romania has progressed well with the first ship accepted on schedule in September and the second ship due to be delivered in the first half of 2005. The final Upholder class submarine to be reactivated for the Canadian Navy was handed over in the last quarter of 2004.

BAE Systems has 50% interests in Fleet Support Limited and Flagship Training Limited. These support and services joint ventures continue to form an integral part of the CS&S strategy and both returned strong results in 2004. The performance of Flagship Training, which manages the Royal Navy training establishments and markets their training courses to overseas customers was particularly encouraging. Contracts won this year included the training of the Romanian frigate crew. Fleet Support continued to perform well, underpinned by the partnering agreement at the UK's Portsmouth naval base which was signed in 2003.



Harrier
BAE Systems supports key UK in-service air platforms.

VC10 spares inclusive maintenance contract
In partnership with the UK MoD's Defence Logistics Organisation, BAE Systems has assumed responsibility for through-life support of the Royal Air Force's VC10 air-to-air refuelling tankers. In 2004, the Javelin team, comprising MoD and BAE Systems, were winners of the MoD Smart Procurement Award.



Customer Solutions & Support: Summary

	2004	2003
Order book[1]	**£2.9bn**	£2.6bn
Sales[2]	**£2.2bn**	£2.2bn
Profit[3]	**£413m**	£411m
Cash inflow[4]	**£1,001m**	£518m
Number of employees[5]	**10,700**	10,800

Percentage share of group sales[6]


16%

CS&S has also made further progress in developing a coherent information and logistics infrastructure in support of both in-service and new systems and platforms. A final bid was submitted in December 2004 to the UK MoD under the Future Defence Supply Chain initiative for the planning and operation of a fully integrated supply chain network.

In August 2004, CS&S agreed the purchase of the remaining 50% interest in AeroSystems International (AeI) not already owned by the group for £15m. AeI is a leading company in the analysis, design, development and delivery of complex, software intensive systems for the aerospace and defence sectors and is part of the development of the group's air support capability.

Looking forward, the CS&S business group will work to sustain a long-term presence in Saudi Arabia, deliver to schedule on the current support contracts, and expand the relationship with the DLO as the group provides more integrated support programmes on customer bases. Tornado support will be the major driver of activity during 2005 and should also provide the blueprint of future support arrangements for Typhoon and JSF.

In bringing together Alvis and RO Defence to form a Land Systems business, the combined capabilities are able to provide customers with efficient solutions and to create opportunities for increased systems content. The business will reflect the strong drive towards integrated through-life support of the large number of in-service vehicles and platforms within the UK and export markets.

BAE Systems has for some time signalled a progressive reduction in margin for CS&S. This anticipated margin reduction is a consequence of both a larger volume of lower margin UK MoD support activity and a reduction in margin within its Al Yamamah support operations in Saudi Arabia as the programme embraces greater local content in-Kingdom. The increased pace of indigenous Saudi content in the Al Yamamah programme, including greater in-Kingdom repair and overhaul work, is expected to bring forward that margin reduction with a step down in 2005, resulting in a lower CS&S business group contribution. Al Yamamah support margins are expected to stabilise from 2005.

1 including share of joint ventures' order books and before the elimination of intra-group orders
2 including share of joint ventures' sales
3 before interest, goodwill amortisation and impairment and exceptional items (statutory presentation is shown on page 28)
4 net cash inflow/(outflow) from operating activities after capital expenditure (net) and financial investment and dividends from joint ventures
5 includes share of joint venture employees
6 before elimination of intra-group sales


MBDA
MISSILE SYSTEMS

AMS

GRIPEN
INTERNATIONAL

SAAB

ATLAS ELEKTRONIK
A BAE SYSTEMS COMPANY

International **Partnerships**

MBDA designs and builds a wide range of missiles for numerous platforms around the world. AMS designs, manufactures and supplies command and control management systems, radar sensors, simulation and training systems. Saab is focused on the design and manufacture of integrated defence systems. Gripen International is a joint venture with Saab to market the Gripen combat aircraft. Atlas Elektronik produces complete underwater sensor to shooter systems.

International Partnerships : **Summary**

	2004	2003
Order book[1]	**£6.5bn**	£6.8bn
Sales[2]	**£1.9bn**	£1.7bn
Profit[3]	**£109m**	£65m
Cash inflow[4]	**£48m**	£69m
Number of employees[5]	**13,200**	13,600

Percentage share of group sales[6]


13%

The International Partnerships business group comprises interests, at 31 December 2004, in the following:

MBDA	37.5%
AMS	50%
Saab	34.2%
Gripen International	50%
Atlas Elektronik	100%

2004 has been a successful year for International Partnerships with an operating profit[3] of £109m (2003 £65m). Sales[2] grew by 13.2% to £1,907m. In sterling terms sales and profits were reduced by the translation effect of a weakening Euro by £37m and £2m respectively. The business group generated cash flow[4] of £48m (2003 £69m). These results have been achieved with a number of key programmes moving out of development into full production.

Another solid year of delivery and growth in 2004 has seen MBDA's sales increase by more than 20% with good operating profits growth. This strong performance was driven during the year by significant deliveries of Storm Shadow and Scalp EG to the RAF and French Air Force, respectively; significant deliveries of Mica and Exocet to export customers; and continued deliveries of ASRAAM to the RAF. ASRAAM also entered service with the Royal Australian Air Force during 2004. Solid development progress on the Aster-PAAMS and Meteor programmes also contributed to MBDA's growth, with Meteor meeting all of its key development milestones in the year. Important orders for MBDA during the year included Exocet Block 3, a significant aircraft package for Greece, plus the PAAMS Follow-On Ship contract.

Profitability of the AMS joint venture has continued to improve. Order intake has included the Network Enabled Combat System for the United Arab Emirates and an extension to a Private Finance Initiative contract for Astute training services in the UK.

Saab's operating profit in 2004 improved on 2003, after having recognised the cost of rationalisation.

Gripen International is now well established in the export market, with orders from the Czech Republic, South Africa and Hungary for a current total of 56 aircraft. The joint investment to develop the export baseline standard for the Gripen combat aircraft is nearing completion, and the first delivery to the Czech Republic is scheduled for May 2005. Production for deliveries to South Africa and Hungary is underway. During 2004, it was agreed that Saab will, from 1 January 2005, assume responsibility for marketing new Gripen export business. Saab and BAE Systems will continue to have joint responsibility for any Gripen activity in the three established export markets and may co-operate on future Gripen exports when appropriate.

In recognition of the changes to the Gripen joint venture agreement BAE Systems will reduce its shareholding in Saab AB over time. BAE Systems will retain at least a 20% shareholding.

Atlas Elektronik completed its first full year as a BAE Systems wholly owned business. During 2004, Atlas completed the acquisition of the Danish Maridan autonomous underwater vehicles business.

In January 2005, BAE Systems and Finmeccanica signed the Eurosystems agreement. The Eurosystems transaction will bring the UK part of AMS into 100% BAE Systems ownership in exchange for the group's 50% share of the Italian business currently under joint control, and a cash equalisation payment.

Looking to 2005, sales are expected to remain broadly flat across International Partnerships as a whole with margins slightly reduced owing to the recently announced rationalisation programme in AMS.



Displays
BAE Systems is a leader in displays technology including sophisticated head-up and helmet-mounted display systems.



DASS
BAE Systems supplies significant sub-systems and equipment to the Typhoon programme including the Defensive Aids Sub-System.

Avionics

The Avionics business group designs and develops electronic systems for air, naval and land defence platforms. The businesses within this reporting sector comprise five areas of activity: sensor systems; electronic warfare; inertial systems; avionic systems; and communications.

Avionics – Summary

	2004	2003
Order book[1]	**£2.5bn**	£2.3bn
Sales[2]	**£1.1bn**	£1.1bn
Profit[3]	**£32m**	£12m
Cash outflow[4]	**£(16)m**	£(28)m
Number of employees[5]	**8,900**	9,400

Percentage share of group sales[6]


8%

In 2004, the Avionics business group made an operating profit[3] of £32m (2003 £12m) on sales[2] of £1,103m (2003 £1,127m). The business had an operating cash outflow[4] of £16m (2003 outflow of £28m).

Avionics group results in 2004 improved compared with 2003. Equipment deliveries on Typhoon increased and the business benefited from completion of the rationalisation programme announced in 2003.

Avionics is a major supplier of systems on the Typhoon programme. These include two principal sub-systems, the Captor multi-mode radar and the Defensive Aids Sub-System (DASS). Deliveries of Captor radar systems continued to be in line with the programme, with the 100th radar system for Typhoon being delivered in the year. The build-up of DASS equipment deliveries, while slower than planned, reached targeted throughput rates by year end.

Investment in the business continued with the opening of a major new facility for the electronic warfare business in the UK. Investment in infrastructure in previous years contributed to the award of a number of prizes for manufacturing excellence. Furthermore, the benefits of investment in the technology base of the business and its position as a leading European sensor and integrated system business were confirmed by a number of successes across the technology portfolio.

The delivery of the 500th infra-red countermeasure system (in partnership with Northrop Grumman) in the autumn showed the significant position that the partnership has in this technological area. Other notable achievements in the electro-optical sector included: the award of the contract for the surveillance, targeting and weapon system for the Future Combat and Liaison Vehicle; demonstrations in both the UK and US of laser-based burst illumination technology; and continuing successful development of the laser systems for the JSF electro-optical targeting system.

The development of a new electronically scanned radar resulted in successful trials of the new E7000 radar for helicopters and border protection. Battlefield systems activities included international trials of the HALO artillery location system. A contract to support the Northrop Grumman Communications, Navigation and Identification suite for the F-35 JSF was also received.

Orders for the electronic warfare suite for the Boeing Apache helicopter for both Kuwait and Greece reinforces the group's position as a leading electronic warfare export supplier. These successes emphasise the importance of helicopter crew self-protection systems and the key role of Avionics in this area. Also in electronic warfare, the full UK acceptance of the Siren off-board ship decoy system was achieved and further deliveries have been made to the UK MoD.

The Australian business has continued to drive its strategy to place itself as the Australian Defence Forces' capability partner in integrated military systems and support solutions.

The completion of the Eurosystems transaction will result in the major part of the Avionics group (radar, electro optics, defensive aids and communications) coming under Finmeccanica management control with a 25% retained BAE Systems interest. BAE Systems retained activities in this sector will be managed through the North America Platform Solutions business. The North America business is primarily associated with military aircraft flight control and navigation systems, and head-up and helmet-mounted displays. The Australian business will also be retained and managed through the existing CS&S structure.

The Eurosystems transaction will see businesses that contributed sales[2] of £718m and profit[3] of £33m in 2004 sold to Finmeccanica. The outlook for the retained business is for a good recovery in 2005 as rationalisation activities announced in 2003 were concluded.

1 including share of joint ventures' order books and before the elimination of intra-group orders
2 including share of joint ventures' sales
3 before interest, goodwill amortisation and impairment and exceptional items (statutory presentation is shown on page 28)
4 net cash inflow/(outflow) from operating activities after capital expenditure (net) and financial investment and dividends from joint ventures
5 includes share of joint venture employees
6 before elimination of intra-group sales

F-35 Joint Strike Fighter
The F-35 Joint Strike Fighter (JSF) is the US's next generation, multi-role stealth fighter aircraft. It utilises BAE Systems state-of-the-art manufacturing techniques, and communications, flight control and electronic warfare technologies.



North America

North America : Summary

	2004	2003
Order book[1]	**£2.5bn**	£2.4bn
Sales	**£2.8bn**	£2.7bn
Profit[2]	**£233m**	£232m
Cash inflow[3]	**£204m**	£162m
Number of employees	**27,400**	23,150

Figures in underlying US dollars	2004	2003
Order book[1]	**$4.9bn**	$4.2bn
Sales	**$5.1bn**	$4.4bn
Profit[2]	**$427m**	$379m
Cash inflow[3]	**$374m**	$264m

In 2004, the North America business group made an operating profit[2] of £233m (2003 £232m) on sales of £2,771m (2003 £2,700m). The business had an operating cash inflow[3] of £204m (2003 £162m).

The US is an attractive marketplace for BAE Systems. The US defence market has grown significantly in recent years. The combination of the high priority afforded to US national security, a strong commitment to research and development and contracting terms that balance risk and reward provide a healthy environment for the defence industry. US defence expenditure is expected to continue at the current high level, but with some substitution of spend, to fund the global war on terror and peacekeeping operations, impacting projected defence equipment outlays. Despite some curtailment of expectations for equipment procurement, BAE Systems participates in sectors of the defence market such as homeland security and support for the intelligence community. These activities are expected to continue to present good growth opportunities.

BAE Systems presently ranks among the top 10 suppliers to the US military. In 2004, in excess of 25% of BAE Systems group defence related sales were in the US.

The BAE Systems North America business group has strengthened its core leadership positions in electronic warfare and electronic protection, military communications, battlespace management, imagery exploitation, intelligence systems and digital engine and flight control systems throughout 2004 through acquisitions and organic growth.

The business group met or exceeded all financial and business targets for 2004, maintaining its good performance track record.

The business produced organic sales growth of 12% with 8.4% return on sales. In sterling terms, sales and profits were reduced by the translation effect of the weakening dollar by £334m and £25m respectively.

The business continued to achieve good conversion of operating profits to operating cash flow.

The order book increased to $4.9bn, resulting from successful re-competes, new contract wins and acquisitions, providing a good foundation for future organic sales growth.

Strategic growth

In addition to good organic sales growth in the year, the North America business group acquired five businesses with annualised sales for 2004 of some $700m.

STI Government Systems was acquired on 10 May for $26m. The business is a good strategic fit with the group's core competencies in advanced hyperspectral imaging and sensor fusion.

Boeing Commercial Electronics was acquired on 13 August for $66m. The business represents the addition of highly complementary skills and capacity to the existing commercial aerospace electronic equipment business. This acquisition also enhances the group's relationship with Boeing and its capability as a developer and producer of avionic products and systems for commercial aircraft.

Avionics and electronics
BAE Systems is a primary provider of fly-by-wire flight controls and subsystems for display processing, navigation and other critical functions to the C-17 Globemaster III aircraft.


US AIR FORCE



Littoral Combat Ship
BAE Systems has been selected to fulfil a critical role in the final design of the US Navy's Littoral Combat Ship.

BAE Systems North America is a leading national security, aerospace and information systems business and a leading provider of electronic and information-based systems and knowledge-based solutions.

Percentage share of group sales[4]


19%

Practical Imagineering was acquired on 17 August for $9m, adding significant capabilities in the design and build of custom digital signal processing algorithms, software and hardware.

DigitalNet was acquired on 25 October for $520m. DigitalNet is a leading provider of networked infrastructure and information assurance solutions to US government agencies and the national intelligence community, one of the fastest growing segments of the federal information technology market. The combination of DigitalNet with the group's previously established business operating in the same market, creates the necessary critical mass to target and win business on prime federal information technology and assurance programmes.

Alphatech was acquired on 5 November for $88m. The company specialises in image and signal processing, multi-intelligence fusion and intelligent systems. The acquisition makes a significant contribution to the group's capabilities to address the network centric warfare requirements of the national security and intelligence communities.

These five strategically important acquisitions enabled the group to achieve its strategy of expanding its core competencies in electronic systems, information technology and services capabilities.

BAE Systems is one of the US's leading providers of communications and network centric systems supporting the transformational programmes and technologies identified as priorities in the US defence and security market. The lines of business across BAE Systems North America are focused on horizontal integration to provide multi-discipline solutions and to continue to operate as a high-performance enterprise.

BAE Systems North America is also transforming its services business to meet the dynamic mission requirements of its customers, as they respond to new and evolving threats and challenges on a global scale. The services activities now comprise a logistics Solutions Center of Excellence (SCE), a systems engineering and technical assistance SCE, a sub-systems integration SCE, and an operations and maintenance SCE. This new organisation will better align the services business to develop innovative solutions and meet customers' increasingly complex requirements.

Transformational technologies and solutions
The business continues to grow its leadership position in C4ISR capabilities and defence electronics systems. BAE Systems is developing the integrated air and ground communications suite for the US Army's largest acquisition programme, the Future Combat System (FCS).

1 before the elimination of intra-group orders
2 before interest, goodwill amortisation and impairment and exceptional items (statutory presentation is shown on page 28)
3 net cash inflow from operating activities after capital expenditure (net) and financial investment
4 before elimination of intra-group sales



C4ISR
The BAE Systems North America business continues to grow and invest in C4ISR capabilities & defence electronic systems.



US Department of Homeland Security
BAE Systems has been awarded a contract by the US Department of Homeland Security to develop a solution to counter the threat of missile attack against commercial airlines.

North America continued

Participation in transformational communications programmes such as FCS is positioning BAE Systems as a key provider of situational awareness and situational understanding to the warfighter. As a FCS One Team partner, BAE Systems is designing and producing the complementary communications systems that comprise the Network Communications System, including Warfighter Information Network-Tactical (WIN-T) and Joint Tactical Radio System (JTRS) Clusters 1 and 5.

BAE Systems is contributing to major C4ISR programmes being undertaken by the US Department of Defense (DoD) by offering: transformational communications, together with advanced technologies developed in precision and time-critical targeting; geospatial imagery processing; battlespace management, command and control; and information and intelligence systems integration.

Support for the Department of Homeland Security

BAE Systems North America was selected to continue into Phase 2 of the Department of Homeland Security's development of technologies to protect commercial airliners from the threat of man-portable anti-aircraft missile systems.

The group is also a member of the winning Federal Emergency Management Agency (FEMA) multi-hazard map modernisation contract team.

The provision of technical services

BAE Systems is one of the largest suppliers of technical services and solutions to the US government. The Naval Sea Systems Command awarded BAE Systems follow-on contracts for Program Executive Office integrated warfare systems. These wins were key awards in which BAE Systems won all five of its competitive bids in the services market. Major contracts were also won to provide continued support services to the Federal Aviation Administration on surveillance systems programmes.

Development and delivery of electronic and information systems

A core strength of BAE Systems is integrating intelligent electronic systems with information technology systems, and providing enterprise-wide and networked systems, particularly in the area of battlespace management and C4ISR. Recent contract performance underpins future growth in this market:

- the group won the US Army five-year, Indefinite Delivery Indefinite Quantity award for the immediate delivery of Advanced Threat Infrared Countermeasures System/Common Missile Warning System (ATIRCM/CMWS). The system provides next-generation, directable, laser and lamp based countermeasures for the protection of aircraft against heat-seeking missiles. ATIRCM is planned for installation on US Army AH-64D, UH-60, CH-47 and various Special Operations helicopters. CMWS is in production for the UK Apache, ASTOR and maritime patrol aircraft;
- the group's work on the JSF programme resulted in a number of Best in Class award fees, culminating in early delivery of the mission-critical electronic warfare suite for the JSF and the Outstanding Contractor Award on the programme;
- BAE Systems extended its successful partnership with General Dynamics on the WIN-T programme and on the Littoral Combat Ship study;
- the group successfully demonstrated the capabilities of the WolfPack unattended ground sensors programme. This will lead to additional development and fielding of the system to support US Army commanders' real-time battlefield intelligence needs from safe distances;
- the key US Air Force Autonomous Approach Landing Capability contract was won. This strategically positions BAE Systems on a programme to give fixed and rotary wing air crews the ability to land, taxi and take-off in zero visibility conditions safely;
- BAE Systems was named a prime contractor under the unique Advanced Technology Support Program III (ATSP3) contracting programme. Under ATSP3, the DoD has

Satellite
An artist's conception of NASA's Cassini-Huygens spacecraft and Saturn. BAE Systems contributed the satellite's seven radiation-hardened microprocessors (RAD6000) for the mission.



Mars Rovers
Spirit and Opportunity continue to gather scientific data with the help of BAE Systems RAD 6000 computers.



streamlined the procurement process to receive the full capability of the group to resolve technologically complex problems and keep the warfighter operational by upgrading fielded systems quickly and efficiently;

- the group has secured new contracts for avionics and flight control components on the USAF C-17, building on its selection as Sikorsky's preferred supplier of fly-by-wire flight controls and sub-systems for the S-92/H-92 helicopters;
- BAE Systems spans the spectrum from acoustic through optical frequencies to provide ground-based, submarine, surface ship, airborne, and space applications for such information dominance programmes as Compass Call, Co-operative OUTBOARD Logistics Update, and Adaptive Joint C4ISR Node;
- follow-on contracts were signed including Turkish F-16 Self Protection Electronic Warfare System orders, reinforcing BAE Systems as a leader in providing the world's foremost electronic warfare protection systems to both new and legacy military aircraft; and
- in space, the company's capabilities were demonstrated by the National Aeronautics and Space Administration's (NASA) successful landing of two Mars Rovers with BAE Systems-built, radiation-hardened protected computer systems performing vital data functions. The international Cassini-Huygens spacecraft reached Saturn after seven years and 2.2 billion miles of travel with seven BAE Systems Advanced Spaceborne Computer Module (ASCM) microprocessors on board. In addition, BAE Systems RAD6000 computers have provided critical mission manoeuvring capabilities onboard NASA's Swift Mission.

Building for the future

With its 2004 acquisitions, BAE Systems North America is poised to capitalise on the US defence industry trend toward awarding large, complex contracts. Anticipated future acquisitions will further the group's strategy to acquire profitable, growing businesses with strong, differentiated technologies that complement the group's broad range of capabilities to provide integrated systems and transformational solutions to customers.

Looking ahead, BAE Systems North America is well positioned to compete in an increasingly competitive environment. The business group has identified the strategic capabilities that must be developed, and the strategic actions that will lead to the attainment of these capabilities. BAE Systems North America strives to generate customer loyalty through performance and best value solutions.

Fundamental to the business is the application of superior technologies that are essential to mission success and the safety of the armed forces.

The 2004 order wins and acquisitions underpin future growth. Margins are anticipated to remain close to 2004 levels.


AIRBUS



Airbus
BAE Systems has a 20% interest in Airbus in partnership with EADS. With the development of the new 550 seat A380 double-deck airliner well advanced, Airbus now offers a family of aircraft spanning the entire large commercial jet market.



Commercial **Aerospace**

The Commercial Aerospace business group principally comprises BAE Systems 20% interest in Airbus. Other activities include subcontract manufacture of aerostructures components and assemblies, and the regional aircraft asset management business and associated support activities.

Commercial Aerospace : Summary

	2004	2003
Order book[1]	**£20.9bn**	£21.4bn
Sales[2]	**£2.9bn**	£2.9bn
Profit[3]	**£176m**	£204m
Cash outflow[4]	**£(24)m**	£(143)m
Number of employees[5]	**12,600**	12,150

Percentage share of group sales[6]


20%

The Commercial Aerospace business group made an operating profit[3] of £176m (2003 £204m) on sales[2] of £2,880m (2003 £2,924m). Airbus contributed a profit[3] of £196m (2003 £211m) on sales[2] of £2,666m (2003 £2,683m). This was after charging £256m of development costs (2003 £252m), of which £158m (2003 £150m) related to the A380 programme. In sterling, Airbus sales and profit were adversely impacted from the translation effect of a weakening Euro by £53m and £4m respectively.

The operating cash outflow[4] of £24m (2003 outflow of £143m) includes £278m outflow in Regional Aircraft, mainly relating to prior year provision utilisation, offset by a strong cash inflow of £251m in Airbus. The performance at Airbus reflects a lower than anticipated impact from manufacturer's sales finance for airline customers.

Airbus

Airbus continues to build upon the strong performance of 2003 despite a number of challenges in the current commercial aircraft market and against a backdrop of rising fuel prices and adverse US dollar exchange rates.

Driven by increasing demand from the low cost carrier sector, Airbus secured net new orders for a further 366 commercial aircraft, which represents a 57% market share of orders placed during 2004. Significant new orders were received from previous Airbus customers including China Southern Airlines, China Eastern Airlines, Jetblue Airways and THY as well as attracting new customers including Air Berlin, Etihad Airways and Spirit Airlines.

During December 2004 shareholder approval was granted for Airbus to offer the A350 aircraft which will target the large 220-300 seat market.

Airbus delivered 320 commercial aircraft during 2004 compared with 305 last year. BAE Systems 20% share of the Airbus closing order book at 31 December 2004 is over £20bn.

The A380 marketing and development programme is progressing with first flight planned for 2005 and entry into service in 2006. The firm order book at December 2004 stood at 139 aircraft.

The A400M military transport aircraft development programme, whilst in its early stages, is continuing to plan.

The commercial aerospace market is emerging from a period of prolonged weakness. Whilst credit capacity of many of the world's airlines remains poor, traffic demand has begun to recover. Airbus has secured a rising share of this improving market and higher production volumes are now planned.

Commercial aircraft are primarily priced in US dollars. Airbus sources much of its bought-in equipment in US dollars and also has a substantial cost reduction programme underway.

Airbus deliveries for 2005 are expected to be some 10% higher than in 2004, albeit with a weaker mix.

Aerostructures

The Aerostructures business returned to profitability in 2004, with an operating profit of £6m on sales of £192m. The A380 inboard leading edge programme has successfully transitioned from development into production.

Regional Aircraft

BAE Systems continues to provide customer support and services in respect of regional aircraft.



M777 lightweight 155mm field howitzer
Designed and developed for the US Marines and US Army, providing enhanced mobility, survivability and mission effectiveness.



CV90 armoured infantry fighting vehicle
Developed to meet international demand; Sweden, Norway, Switzerland, Finland and the Netherlands have all selected the CV90.

HQ and other businesses

HQ and other businesses comprises the group's head office functions together with the Land Systems business formed by the combination of RO Defence and Alvis in 2004. In addition, HQ and other businesses includes the contract management for the assessment phase work on the UK Future Carrier and property services.

HQ and other businesses – Summary

	2004	2003
Order book[1]	**£2.3bn**	£1.1bn
Sales[2]	**£0.6bn**	£0.3bn
(Loss)/profit[3]	**£(14)m**	—
Cash inflow[4]	**£166m**	£14m
Number of employees[5]	**6,300**	4,000

Percentage share of group sales[6]


4%

The regional aircraft market remains difficult. The 2004 results include a loss of £26m on this activity as a small additional provision was made against aircraft residual values and as spares and support volume fell on lower utilisation across the aircraft fleet, a trend expected to continue.

2004 was the peak year for cash outflows on the recourse fleet. The cash outflow on Regional Aircraft recourse in 2005 will amount to £170m. There will be further reductions to recourse cash outflows in both 2006 and 2007.

1 including share of joint ventures' order books and before the elimination of intra-group orders
2 including share of joint ventures' sales
3 before interest, goodwill amortisation and impairment and exceptional items (statutory presentation is shown on page 28)
4 net cash inflow/(outflow) from operating activities after capital expenditure (net) and financial investment and dividends from joint ventures
5 includes share of joint venture employees
6 before elimination of intra-group sales

HQ and other businesses made a loss[3] of £14m in 2004 (2003 break-even) on sales[2] of £560m (2003 £316m). The business group generated an operating cash inflow[4] of £166m (2003 £14m).

Land Systems

Within the new Land Systems business, the former RO Defence business has delivered year-on-year sales growth with good progress continuing on its two largest programmes. Low rate initial production of the M777 lightweight 155mm field howitzer programme for the US Marine Corp has begun with delivery of first production units. Terrier, the UK's next generation air-transportable armoured combat engineering vehicle, is progressing to a prototype vehicle in the first quarter of 2005. Margins in the munitions area were lower against 2003 levels.

The acquisition of Alvis plc was declared unconditional in August 2004. The business contributed £167m sales[2] and £7m profit[3] since acquisition and has been integrated with RO Defence, forming a new Land Systems business. The Hagglunds unit subsequently secured a €749m order from the Netherlands for 184 CV90 armoured vehicles. The down payment from this contract contributed to a £132m net cash balance at 31 December 2004 in Alvis.

Future Carrier

In July 2004, the MoD announced that BAE Systems, Thales UK and the Defence Procurement Agency had jointly agreed alliancing principles for the aircraft carrier programme. At the same time, it was decided to extend the assessment phase of the programme. This extension, currently until March 2005, enables the alliance to de-risk further the programme ahead of proceeding to full-scale development. The programme has remained fully funded throughout 2004.

The alliance partners have recently agreed to broaden the alliance with two new members, Kellogg, Brown and Root (KBR), a subsidiary of the US Halliburton Group, and a shipbuilding entity. The shipbuilding entity will be established by BAE Systems and KBR and will be responsible for the detailed design, manufacture and integration of the ships.

Summarised **corporate responsibility**

The information below is a summary of our principles and corporate responsibility activities during 2004 and key highlights from the last year. For the first time the full Corporate Responsibility Report has been formally reviewed by the BAE Systems Board and is available to all stakeholders.

BAE Systems recognises its responsibilities to the wider community and for the environment. We are determined to be regarded as a well-managed, responsible company. As a global aerospace and defence business, our competitiveness and future success depend not only on the skills of our employees and the quality of our products, but also on our standing in the community and our commitment to high standards of corporate governance and corporate responsibility (CR). We aim to be, and to be seen as, a responsible corporate citizen in all the communities in which we operate worldwide.

Management
Overall responsibility for CR lies with the board of directors. It has delegated certain matters to a number of Board Committees. The Chief Executive is responsible for all normal operational matters and has delegated specific responsibilities to the Group Legal Director (Ethics and Compliance) and the Group HR Director (Workplace, Community and Business Environment). In addition, in 2005 the Board has resolved to create a new board committee for CR, chaired by a non-executive director.

Governance and risk
Governance of CR risks are an integral part of our overall corporate governance structure. Comprehensive risk management processes are in place to identify and mitigate risk, including CR related risk.

Assurance
It is important that our CR reporting addresses issues that are material to our business and reflects stakeholder concerns. In 2004 we worked with csrnetwork, an independent assurance organisation, to benchmark our CR reporting against other major companies and best practice standards using the Accountability Rating. More information on their assessment and recommendations can be found in our annual CR Report.

Our responsibilities
As a company we demand and expect honesty, integrity and fairness in all aspects of our business. We are committed to comply with the law in every country where we operate. This includes laws implementing the OECD Anti-Bribery Convention and the US Foreign Corrupt Practices Act. We will not tolerate bribery or other attempts to influence improperly the decisions of customers and suppliers.

Engaging with stakeholders
We encourage dialogue and open communications with all our stakeholders including employees, trade unions, shareholders, customers, business partners, suppliers, competitors, governments and local communities. Much of this takes place in the normal course of business but this year we conducted a specific CR survey to build our understanding.

Workplace
All our people are encouraged to realise their full potential as valued members of the company. Everyone who works for our company contributes to our success. By working together we will stimulate innovation and generate a more exciting and rewarding environment in which we all feel valued and respected.

Recognition
Our Chairman's Award for Innovation scheme recognises employees whose ideas, actions and behaviours make BAE Systems a better, more competitive company. This year over 3,000 nominations were received. From those, 48 Silver Awards were allocated across the two categories of Innovation and Best Practice Implementation Awards. The best of these nominations were considered for Gold Awards.

Dignity at work
BAE Systems has a long-standing commitment to develop and maintain a working environment whereby all employees have the right, and the ability, to work in an atmosphere free from intimidation of any kind and where they are treated with dignity and respect. Our Respect at Work policy and procedure ensures issues and complaints in this area are quickly and effectively resolved.

Diversity
BAE Systems is committed to equality of opportunity for all employees and creating a workplace where everyone is treated with respect. Our Corporate Diversity Steering Group is working with diversity coordinators in our business units to help us recruit and retain the best talent for our business. In 2004 the Executive Committee agreed a more proactive approach to enhancing diversity amongst the employee population.

Training and development
BAE Systems invests in the training and development of its people from apprentice school leavers through graduates to our most experienced functional professionals and managers. Employees have access to over 350 on-line courses.

Health and safety
The health and safety of our employees and the communities around our facilities is very important. Our statistics show that through increased leadership, focus and attention and training and awareness amongst our employees, our performance in this area continues to improve to the benefit of all.

Environment
We have a responsibility to manage our impact on the environment, be it as a direct result of our manufacturing operations, waste from our offices or the products we produce.

All our major manufacturing sites have now achieved accreditation to the international environmental management standard ISO 14001 and we continue to deliver improvements in relation to energy use, waste and water consumption.

Education and community
BAE Systems takes an active role in community and education activities, supporting charities and working directly with those communities close to our facilities worldwide.

Support for the education sector remains a key part of BAE Systems CR programme. The company is working actively with education bodies, and with schools local to its principal sites, to ensure that young people have the right skills and are inspired to consider careers in engineering. We have this year carried out a major review of our UK educational activities and will, as a result, be running in 2005 a special schools roadshow (involving theatre and a practical workshop) and offering a wealth of new online resources at www.baesystems.com/education

Corporate Responsibility Report on the web
Full information on our activity and commitments can be found in the annual Corporate Responsibility Report available in hard copy or at **www.baesystems.com/corporateresponsibility**

Board of **directors**



Dick Olver
Chairman



Mike Turner
Chief Executive



Chris Geoghegan
Chief Operating Officer



Michael Lester
Group Legal Director



Steve Mogford
Chief Operating Officer



Mark Ronald
Chief Operating Officer



George Rose
Group Finance Director



Professor Sue Birley



Ulrich Cartellieri



Michael Hartnall



Lord Hesketh



Sir Peter Mason



Michael Portillo

Chairman

Dick Olver [2,4]
Appointed to the Board as a non-executive director in May 2004, he succeeded Sir Richard Evans as Chairman on 1 July 2004. Mr Olver chairs the Board's Nominations Committee and the Non-Executive Directors' Fees Committee. Formerly deputy chief executive of BP p.l.c., he is a non-executive director of Reuters Group plc and deputy chairman of TNK-BP. Age: 58

Executive directors

Mike Turner CBE [4], Chief Executive
Appointed Chief Executive in 2002, having been a Chief Operating Officer since 1999. He is a member of the shareholder committee of Airbus SAS. Age: 56

Chris Geoghegan, Chief Operating Officer
Appointed to the Board in 2002 as a Chief Operating Officer. He was formerly responsible for the group's Airbus operations and in 2000 was appointed group managing director of the Avionics business. Age: 50

Michael Lester [4], Group Legal Director
Appointed a member of the Board following the BAe/MES merger. Prior to the merger he was a director and vice chairman of The General Electric Company, p.l.c.. Age: 64

Steve Mogford, Chief Operating Officer
Appointed to the Board in 2000 as a Chief Operating Officer, he has held a number of senior positions within the company including responsibility for the group's military aircraft operations. He is chairman of the Eurofighter Supervisory Board. Age: 48

Mark Ronald CBE [4], Chief Operating Officer
Appointed to the Board in 2002 as a Chief Operating Officer. Formerly head of GEC's North American defence business, in 1999 he was appointed President and CEO of BAE Systems North America. Age: 63

George Rose, Group Finance Director
Appointed Group Finance Director in 1998 and is a member of the shareholder committee of Airbus SAS. Prior to joining the company in 1992, he held senior positions in the Rover Group and Leyland DAF. He is a member of the Financial Reporting Review Panel. Age: 52

Non-executive directors

Professor Sue Birley [1,2,3]
Formerly Professor of Entrepreneurship at Imperial College, University of London, and has held a number of academic positions at INSEAD, London Business School and Cranfield Institute of Technology. Professor Birley chairs the Board's Remuneration Committee. Age: 61

Dr Ulrich Cartellieri [2,3]
A director of Robert Bosch GmbH and, until recently, a member of the Supervisory Board of Deutsche Bank AG. Age: 67

Michael Hartnall [1]
Formerly finance director of Rexam plc, prior to which he held senior positions with a number of manufacturing companies. Mr Hartnall chairs the Board's Audit Committee. Age: 62

Rt Hon Lord Hesketh KBE [2]
Non-executive deputy chairman of Babcock International Group Plc and Chairman of British Mediterranean Airways. Age: 54

Sir Peter Mason KBE [1,2,3]
Chief executive of AMEC plc and also a board member of UK Trade and Investment. Sir Peter Mason has been nominated the Board's Senior Independent Director. Age: 58

Rt Hon Michael Portillo MP [1,2]
A member of parliament, Michael Portillo was a cabinet minister in the 1990s, and was successively Chief Secretary to the Treasury, Secretary of State for Employment, and Secretary of State for Defence. Age: 51

Company Secretary

David Parkes

1 member of the Audit Committee
2 member of the Nominations Committee
3 member of the Remuneration Committee
4 member of the Non-Executive Directors' Fees Committee

Summarised **corporate governance**

Corporate governance is the process by which companies are controlled and directed – a company's board is ultimately responsible for this. The key to good corporate governance is having the right leadership, strategy and control structures in place to produce and sustain the delivery of value to shareholders.

Good corporate governance, and its visibility, gives confidence to all associated with a company that it is being managed well and that value is being created. Our objective in this report is to summarise the key elements of the company's governance structure and relate this to the principles in the UK's Combined Code on Corporate Governance – a code of good practice for listed companies. **Dick Olver, Chairman**

The Board

"Every company should be headed by an effective board, which is collectively responsible for the success of the company."
Combined Code – Main Principle A.1

The Board is responsible for the leadership of the company. It has mandated standards of behaviour and key policies, covering:

- business ethics
- business planning
- risk management
- internal control
- personal behaviour

Through the company's Integrated Business Planning process the Board is involved in the development of strategy. The Board approves business plans that are used to implement strategy and monitor the operational performance of the company.

The Board has delegated the normal operational management of the company to the executive directors and other senior managers but certain matters have been reserved for its decision.

The Board met on 12 occasions in 2004 plus an additional two days were spent reviewing strategy.

Chairman and Chief Executive

"There should be a clear division of responsibilities at the head of the company between the running of the Board and the executive responsibility for the running of the company's business. No one individual should have unfettered powers of decision."
Combined Code – Main Principle A.2

The Chairman and Chief Executive have been appointed separately and there is a clear division of responsibilities between these two positions.

The Chairman, who serves in a non-executive capacity, is responsible for the effective working of the Board. The Chief Executive is responsible to the Board for the normal management of the company's operations.

The present Chairman was appointed in 2004. On his appointment the Nominations Committee agreed that he was independent based on the criteria used in the Combined Code.

Board balance and independence

"The Board should include a balance of executive and non-executive directors (and in particular independent non-executive directors) such that no individual or small group of individuals can dominate the Board's decision making."
Combined Code – Main Principle A.3

At present the Board comprises 13 directors, of whom six are non-executive. The Board considers that all the non-executive directors with the exception of Lord Hesketh are independent using the criteria in the Combined Code.

Appointments to the Board

"There should be a formal rigorous and transparent procedure for the appointment of new directors to the Board."
Combined Code – Main Principle A.4

The Board has appointed a committee, the Nominations Committee, with responsibility for reviewing the composition of the Board on a regular basis and, if deemed necessary, to find suitable candidates for appointment to the Board.

The Nominations Committee led the search in 2004 for a suitable individual to succeed Sir Richard Evans as Chairman of the company.

A formal review of the composition of the Board was undertaken by the Nominations Committee during 2004. As a result of this, it was agreed that the Board would benefit from the appointment of non-executive directors with a US background. A search for suitable candidates is underway.

Information and professional development

"The Board should be supplied in a timely manner with information in a form and of a quality to enable it to discharge its duties. All directors should receive induction on joining the board and should regularly update and refresh their skills and knowledge."
Combined Code – Main Principle A.5

The Board has agreed which information it should receive on a regular basis.

The Chief Executive is responsible for the training and development needs of the executive directors, and the Company Secretary for the non-executive directors.

Performance evaluation

"The Board should undertake a formal and rigorous annual evaluation of its own performance and that of its committees and individual directors."
Combined Code – Main Principle A.6

The Board has recently undertaken an evaluation of its own effectiveness and that of the Audit, Nominations and Remuneration committees. The performance of individual directors was included as part of this process.

The evaluation was undertaken with the assistance of external facilitators and resulted in the Board agreeing a number of actions in response to issues identified.

Annual re-election

"All directors should be submitted for re-election at regular intervals, subject to continued satisfactory performance. The Board should ensure planned and progressive refreshing of the Board."
Combined Code – Main Principle A.7

All new directors are required to seek re-election to the Board at the first Annual General Meeting (AGM) following appointment.

All directors are required to stand down and seek re-election to the Board at least once every three years.

The Nominations Committee is responsible for planning the progressive refreshing of the Board (see 'Appointments to the Board' above).

Financial reporting

"The Board should present a balanced and understandable assessment of the company's position and prospects."
Combined Code – Main Principle C.1

In preparing these reports the directors have sought to present a summarised but balanced and easily understood assessment of the company's performance and have given guidance on its future prospects. The full report and accounts (available to shareholders on request) provides more detailed reports and financial statements.

The company's accounts have been produced on a going concern basis.

Internal control

"The Board should maintain a sound system of internal controls to safeguard shareholders' investments and the company's assets."
Combined Code - Main Principle C.2

The overall responsibility for the system of internal control within BAE Systems rests with the directors of the company. Responsibility for establishing and operating detailed control procedures lies with the managing director of each operating business.

The directors have completed a formal review of the effectiveness of the company's internal controls. In order to assist the Board in this review, an Operational Assurance Statement (OAS) is produced by each part of the business. It is signed off by the relevant managing director to confirm compliance against the company's mandated policies and procedures, including operational and financial controls and risk management processes.

Relations with shareholders

"There should be a dialogue with shareholders based on the mutual understanding of objectives. The Board as a whole has responsibility for ensuring that a satisfactory dialogue with shareholders takes place."
Combined Code – Main Principle D.1

"The Board should use the AGM to communicate with investors and to encourage their participation."
Combined Code – Main Principle D.2

The company has a comprehensive investor relations programme and maintains an Investor Relations website. This can be accessed at www.baesystems.com.

The Annual General Meeting provides all shareholders with the opportunity to develop their understanding of the company and ask questions on the matters put to the meeting including this report and accounts.

Audit Committee and Auditors

"The Board should establish formal and transparent arrangements for considering how they should apply the financial reporting and internal control principles and for maintaining an appropriate relationship with the company's auditors."
Combined Code – Main Principle C.3

The Board has appointed an audit committee that is responsible for reviewing the effectiveness of the company's financial reporting, internal control policies and procedures for the identification of risk. It is also responsible for keeping the relationship with the company's Auditors under review. The Committee has four members all of whom are independent non-executive directors.

The Audit Committee met on four occasions in 2004 and, amongst other things, undertook the following:

- reviewed the financial statements and received reports on them from the Auditors;
- reviewed the output from the processes used by the company to identify, evaluate and mitigate risk;
- reviewed the effectiveness of the company's internal controls;
- monitored the company's Ethics Hotline and matters reported;
- agreed the scope of the Auditors' work and their fees; and
- monitored the performance of the Internal Audit function.

The Audit Committee has agreed safeguards aimed at protecting the independence of the Auditors.

A review of the performance of the current auditors, KPMG Audit Plc, was undertaken by the Audit Committee recently. On the basis of this, the Board has agreed that a resolution for their reappointment be put to the AGM.

Compliance with the Combined Code on Corporate Governance

The Board confirms that the company is compliant with all the provisions of the Combined Code with the exception of provision A.3.2. This requires that at least half of the board should comprise independent non-executive directors. The Board has agreed that it should be compliant with this provision and a search for suitable candidates for appointment to the Board in a non-executive capacity is in progress. It is believed that this process will be successful and that the Board will in due course be compliant.

In the period from 1 January to 25 February 2004 the membership of the Board's Audit and Remuneration committeees was not compliant with provisions C.3.1 and B.2.1 of the Combined Code as one member, Lord Hesketh, was not independent using the definitions used in the new Combined Code (in previous years he had been considered independent under the provisions of the original Combined Code). On 25 February 2004 the Board changed the composition of the Audit and Remuneration committees to ensure that the company complied with the new Code.

Summarised **remuneration** report

"Levels of remuneration should be sufficient to attract, retain and motivate directors of the quality required to run the company successfully, but a company should avoid paying more than is necessary for this purpose. A significant proportion of executive directors' remuneration should be structured so as to link rewards to corporate and individual performance."
Combined Code - Main Principle B.1

"There should be a formal and transparent procedure for developing policy on executive remuneration and for fixing the remuneration packages of individual directors. No director should be involved in deciding his or her own remuneration."
Combined Code - Main Principle B.2

The Remuneration Committee
The Board has delegated to the Remuneration Committee responsibility for remuneration policy and determining the specific packages for the executive directors and the Chairman. It also agrees the framework for the remuneration of certain other members of the executive management team. The Committee's terms of reference conform with the requirements of the Combined Code, and can be found on the company's website or obtained from the Company Secretary.

Remuneration principles
The Committee's remuneration strategy is to provide a remuneration package that:
- helps attract, retain and motivate the highest calibre executives;
- is aligned to shareholders' interests to create sustainable long-term shareholder value;
- is competitive against the appropriate market, providing median reward for median performance and upper quartile reward for upper quartile performance;
- encourages and supports a high performance culture whilst providing a balance between fixed and variable reward;
- is fair and transparent and can be applied consistently throughout the group.

Executive directors

Remuneration policy
The Committee's executive remuneration policy continues to be to set basic salaries at median competitive levels whilst seeking to reward upper quartile performance with potential upper quartile remuneration through the use of bonus schemes and share-based incentives. The Committee intends to continue with the executive remuneration policy as detailed in this report in 2005, and will continue to consult on material changes with principal shareholders. The Committee intends to undertake a formal review of remuneration policy in the second half of 2005.

Remuneration of executive directors consists typically of basic salary, a bonus based on annual performance, participation in employee share schemes and retirement benefits. The Committee reviews the split between basic salary and the performance related elements of remuneration each year in order to incentivise properly executive directors, and believes that a significant proportion of remuneration should be based on schemes that encourage them to perform at the highest level. Through this arrangement, it is possible for those individuals who contribute to sustained high levels of company performance to receive at least a similar level of reward from variable compensation to that received from fixed compensation. At median performance, variable remuneration represents approximately 50% of the remuneration package as shown in the chart below:

Target performance (median)



1
4

1 **Salary 31%**
2 **Pension 22%**
3 **Bonus 15%**
4 **Long-term incentive rewards 32%**

At upper quartile performance, variable remuneration represents significantly more than 50%

Basic salary
Executive directors' salaries are reviewed each year by the Committee and adjusted to reflect performance and the competitiveness of salaries relative to the market. Information on the market for comparable management positions is obtained from independent sources and is provided to the Committee so that it can form a view as to where to position basic salaries and benefits relative to comparable companies.

The methodology used is to construct appropriate comparator groups for the individual positions taking account of company size, scale of operations and breadth of role. The median and upper quartile positions are then analysed for base salary, total cash reward (base salary plus annual bonus), total direct reward (total cash reward plus long-term incentives) and total reward including pension. This gives the Committee a view on the competitiveness of the individual elements of the package as well as the package as a whole. The Committee also reviews the trends in the elements of remuneration to ensure that the structure of the package stays in line with market practice, and also takes account of the performance of the individual, the company as a whole and the pay and conditions of group employees.



Total shareholder return
Source: Datastream
£120
£100
£80
£60
£40
£20
0
FTSE 100 Index
BAE Systems plc
31 Dec 99
31 Dec 00
31 Dec 01
31 Dec 02
31 Dec 03
31 Dec 04

This graph shows the value, by 31 December 2004, of £100 invested in BAE Systems on 31 December 1999 compared to the value of £100 invested in the FTSE 100 Index. The other points plotted are the values at intervening year-ends.

The graph, which has been produced in accordance with the requirements of Schedule 7A to the Companies Act 1985, shows the total shareholder return for a holding in the company's ordinary shares for the period 1999 - 2004 relative to a holding of shares representing the FTSE 100. The FTSE 100 is considered to be an appropriate comparator for this purpose as it is a broad equity market index. As BAE Systems is a constituent member of the FTSE 100, it was deemed to be the most appropriate general UK equity index.

As a result of this review, the Committee decided to increase the base salary of the executive directors with effect from 1 January 2005 as set out in the notes to the table on page 25.

Annual Bonus Plan
The executive directors and other senior executives participate in a cash bonus scheme that rewards those individuals if pre-determined targets are met. The targets are derived from the Integrated Business Plan (IBP), which is agreed by the Board and which implements corporate strategy on a groupwide basis by ensuring that business plans which support the strategy are integrated across all businesses. The IBP is used to set the objectives for senior management including the base and stretch targets for the financial measures used for the executive directors in the Annual Bonus Plan. Non-financial targets comprise key objectives relevant to the individual and/or business and also take account of behavioural performance. The targets for the executive directors are agreed and monitored by the Committee. The maximum bonus potential for 2005 remains the same as for 2004 at 100% of salary (150% for the US based executive director, Mark Ronald).

2004 was a very successful year with all the major business groups achieving their stretch

Directors' remuneration
All figures £'000

	2004					2003
	Basic salary	Fees	Bonus	Benefits	Total	2003 Total
Chairman						
Sir Richard Evans *	**200**	-	-	**8**	**208**	416
R L Olver**	-	**256**	-	**1**	**257**	n/a
Executive directors						
C V Geoghegan †	**423**	-	**399**	**20**	**842**	621
M Lester	**518**	-	**489**	**23**	**1,030**	749
Sir Charles Masefield ***	**n/a**	**n/a**	**n/a**	**n/a**	**n/a**	75
S L Mogford †	**423**	-	**414**	**13**	**850**	591
M H Ronald †+	**433**	-	**637**	**26**	**1,096**	875
G W Rose †+	**463**	-	**446**	**19**	**928**	652
M J Turner †	**730**	-	**712**	**44**	**1,486**	1,228
Non-executive directors						
Sir Robin Biggam ***	**n/a**	**n/a**	**n/a**	**n/a**	**n/a**	13
Prof S Birley	-	**55**	-	-	**55**	44
K C Brown ***	**n/a**	**n/a**	**n/a**	**n/a**	**n/a**	13
Dr U Cartellieri	-	**45**	-	-	**45**	36
M J Hartnall	-	**65**	-	-	**65**	36
Lord Hesketh	-	**45**	-	-	**45**	36
Sir Peter Mason	-	**55**	-	-	**55**	42
M Portillo	-	**45**	-	-	**45**	36
P Scaroni*	-	**7**	-	-	**7**	34

* retired during the year
** appointed during the year
*** ceased to be a director in 2003

All emoluments and compensation paid to the directors during the year are shown above. Where the individual was appointed during the year the amount shown is for the period from appointment.

† accruing retirement benefits under defined benefit schemes at 31 December 2004
+ accruing benefits under money purchase arrangements at 31 December 2004

The aggregate amount of directors' emoluments in 2004 was £7,013,863. The aggregate amount of unrealised gains made by directors on share options was £59,716 and the aggregate net value of assets received by directors from long-term incentive plans was £250,729. The aggregate amount of company contributions paid in respect of money purchase retirement benefits for directors was £517,838 being: (i) a payment of £2,749 to Mark Ronald's 401(k) plan; and (ii) a payment of £515,089 to George Rose's FURBS arrangement (comprising, approximately, a normal contribution of £339,000, plus a payment of £176,000 to deal with investment under-performance).

As a result of the detailed salary review undertaken by the Committee in 2004, the base salary of the executive directors has increased with effect from 1 January 2005 to the following: C V Geoghegan: £445,000; M Lester: £540,000; S L Mogford: £445,000; M H Ronald: $850,000; G W Rose: £500,000; M J Turner: £800,000.

targets on profit and cash. As a result, all the financial targets within the 2004 Annual Bonus Plan for executive directors were met at the stretch level. In addition, excellent progress was made against the majority of the key non-financial objectives, but the lack of progress in winning more export orders is disappointing and more work remains to be done in 2005 on securing technology transfer from the US to the UK. Accordingly, bonus payments for 2004, which are set out above, range from 94.5% to 98% of the maximum bonus.

Share option schemes and long-term incentive schemes

The Committee seeks to align the interests of the executive directors with those of other shareholders through the use of share based incentive schemes. The company operates a combination of option and share based awards for executive directors within the following framework which is in line with similar plans operated by other FTSE 100 companies:

- options granted under the Executive Share Option Plan to be set at a maximum of 1.5 x salary. Vesting of options is subject to the achievement of real earnings per share (EPS) growth targets over a three-year performance period. For grants made in 2005, there will be no retests where the original performance criteria are not met;
- awards under the Performance Share Plan to be set at 1 x salary. The median level of vesting for the 2005 awards will be 25% of the shares under award if the company's total shareholder return (TSR) performance (share price growth plus dividends) over a three-year performance period is in the top 50% of the TSR comparator group, with 100% of the shares under award being released if the TSR is in the top 20%. Intermediate positions will be calculated on a straight line pro-rata basis. Vesting will also be subject to the Committee being satisfied there has been a sustained improvement in underlying financial performance. The TSR comparator group comprises 18 other major defence and aerospace companies operating in the international arena.

In determining the performance criteria, the Committee took the view that EPS is a key indicator of long-term financial performance and value creation and that TSR is an indication of earnings and capital growth relative to the industry-specific comparator group.

Executive directors who participate in the Annual Bonus Plan may be given the option of taking any net cash bonus paid partly or wholly in shares through the Restricted Share Plan for which a matching award of shares is made after three years providing the individual remained in the company's employment at the vesting date. The matching award is not subject to performance criteria as the scheme is designed to retain key staff and encourage them to invest the cash bonuses they have earned under the bonus plan which was itself based on performance criteria.

The executive directors are also entitled to participate in the company's Share Incentive Plan, an all-employee share plan.

Retirement benefits
The executive directors of the company are members of group pension schemes and pay contributions at the same rate as all other employees participating in the schemes (except where they have already reached normal retirement age).

Personal shareholding policy
The Committee has agreed a policy whereby all executive directors are required to establish and maintain a minimum personal shareholding equal to 200% of salary. As a minimum, a holding equal to 100% of salary must be achieved as quickly as possible using shares vesting, or options exercised, through the executive share option schemes, or long-term incentive schemes, by using 50% of the shares that vest or 50% of the options which are exercised on each occasion. Thereafter, executive directors are required to increase their personal shareholding gradually, on each occasion using 25% of the shares that vest or 25% of the options exercised each year, until a personal shareholding equal to 200% of annual salary is achieved and maintained. These limits are reviewed periodically.

Executive directors' service contracts
It is the Remuneration Committee's policy that executive directors should normally have service contracts that provide for the company to give the individual 12 months' notice of termination. This policy has been chosen because it provides a reasonable balance between the need to retain the services of key individuals and the need to limit the liabilities of the company in the event of the termination of a contract. Mark Ronald, who has a one-year rolling contract, is entitled inter alia to compensation of a lump sum equal to one year's salary if the contract is not renewed at the end of its term. Sir Richard Evans, who retired as executive director and Chairman on 30 June 2004, had a contract requiring him to work three days a week in his capacity as Chairman which could be terminated by either party giving six months' notice.

Chairman and non-executive directors
Dick Olver succeeded Sir Richard Evans as Chairman on 1 July 2004 having been appointed as a non-executive director on 17 May 2004. He is required to devote at least two days a week to his duties as Chairman, unless terminated earlier in accordance with the company's Articles of Association, or by either party giving to the other not less than six months' prior written notice.

The non-executive directors do not have service contracts but do have letters of appointment detailing the basis of their appointment.

Non-executive directors are paid a fee reflecting the time commitment required of the director. The fee level for the chairmen of the Audit and Remuneration Committees reflects their additional responsibilities and workload. Fees payable to non-executives in 2004 were agreed by the Board; the non-executive directors themselves did not participate in board discussions or vote on matters concerning their fees.

In January 2005 the Board formed the Non-Executive Directors' Fees Committee with authority on the Board's behalf to agree fees payable to non-executive directors. The Non-Executive Directors' Fees Committee has agreed that fees payable to non-executive directors will remain unchanged in 2005. However, it has decided that, as the company has increased the number of board meetings held in North America and is considering the potential appointment of US-based non-executive directors, a transatlantic meeting allowance of £4,000 per board meeting should be introduced. This takes into account the additional time commitment required by the European-based non-executive directors to attend board meetings in the US and similarly the commitment of potential US-based non-executive directors to attend meetings in Europe. This allowance applies from the beginning of 2005.

BAE Systems is a company engaged in the development, delivery and support of advanced defence and aerospace systems in the air, on land, at sea and in space. The company designs, manufactures and supports military aircraft, surface ships, submarines, radar, fighting vehicles, avionics, communications, electronics and guided weapon systems.

Further details of the principal activities of the company and likely future developments in the business are set out in the Chief Executive's review, summarised financial review and operating review on pages 3 to 19.

The names of the current directors are listed on page 21. Their remuneration for the year is set out on pages 24 to 26.

Paolo Scaroni retired as a director at the conclusion of the AGM held on 5 May 2004. Dick Olver was appointed as a director of the company on 17 May 2004. Sir Richard Evans retired as director and Chairman on 30 June 2004. Dick Olver succeeded him as Chairman on 1 July 2004. Lord Hesketh will be retiring from the Board at the conclusion of this year's AGM on 4 May 2005.

The auditors have reported on the full annual accounts, their report was unqualified and did not contain statements under section 237 (2) or (3) of the Companies Act 1985.

Office of Fair Trading undertakings
As a consequence of the merger between British Aerospace and the former GEC Marconi Electronics Systems businesses in 1999, the company is required to comply with undertakings given to the Secretary of State for Trade and Industry. Compliance with the undertakings is monitored by an independent compliance officer. Further information regarding the undertakings and the contact details of the compliance officer may be obtained from the Company Secretary at the company's registered office.

Share capital
As at 23 February 2005, the company had been advised of the following significant interests in the issued ordinary share capital of the company:

Brandes Investment Partners, LP:	13.0%
Franklin Resources, Inc and its affiliates:	8.1%
FRM Corp and Fidelity International Limited:	5.02%
Barclays PLC:	3.96%
Legal and General Investment Management Limited:	3.0%

Auditors' statement

The company's Articles of Association contain provisions to the effect that no foreign person, or foreign persons acting in concert, can have an interest in more than 15% of the company's issued ordinary share capital.

Results and dividends
The loss after taxation and minority interests was £467m (2003 profit £6m). The directors propose a final dividend of 5.8p per ordinary share, amounting to £178m (2003 £168m), which, together with the interim dividend, amounts to a total annual dividend of 9.5p per ordinary share (2003 9.2p), at a total cost of £291m (2003 £281m). After deducting £21m (2003 £21m), which represents the total for the preference share dividend, the total retained loss for the year is £779m (2003 £296m).

Political donations
It is the company's policy not to make contributions to political parties.

The Political Parties, Elections and Referendums Act 2000 (the Act), amongst other things, prohibits the company and its subsidiaries from making donations to EU Political Organisations (as defined in the Act) of more than £5,000 in any twelve month period unless they are authorised to do so by the company's shareholders. The Act defines EU Political Organisations widely as a result of which the definition could include bodies, such as those concerned with policy review and law reform or with the representation of the business community or sections of it, which the company may see benefit in supporting. In recognition of this fact the shareholders, at the 2002 AGM, authorised the company and certain of its subsidiaries to make donations or incur expenditure as defined in the Act up to an aggregate maximum of £250,000 in a twelve month period. The company made a donation of £50,000 in 2004 to Britain in Europe which may be deemed to fall within the ambit of the Act.

Annual General Meeting
The company's Annual General Meeting will be held on 4 May 2005. The Notice of Annual General Meeting is enclosed with this annual review and includes details of the resolutions to be proposed at the meeting. These include special resolutions for the disapplication of pre-emption rights pursuant to section 89 of the Companies Act 1985 and a change to the company's Articles of Association concerning the provision of indemnities for directors and officers of the company.

Statement of the independent auditors to the members of BAE SYSTEMS plc pursuant to section 251 of the Companies Act 1985

We have examined the summary financial statement set out on pages 28 to 31, the summary directors' report on page 26 and the table of directors' remuneration on page 25.

This statement is made solely to the company's members, as a body, in accordance with section 251 of the Companies Act 1985. Our work has been undertaken so that we might state to the company's members those matters we are required to state to them in such a statement and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our work, for this statement, or for the opinions we have formed.

Respective responsibilities of directors and auditors
The directors are responsible for preparing the Annual Review in accordance with applicable United Kingdom law. Our responsibility is to report to you our opinion on the consistency of the summary financial statement, summary directors' report and table of directors' remuneration within the Annual Review with the full annual financial statements, directors' report and the directors' remuneration report, and its compliance with the relevant requirements of section 251 of the Companies Act 1985 and the regulations made thereunder.

We also read the other information contained in the Annual Review and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the summary financial statement.

Basis of opinion
We conducted our work in accordance with Bulletin 1999/6 *'The auditor's statement on the summary financial statement'* issued by the Auditing Practices Board for use in the United Kingdom. Our report on the group's full annual financial statements describes the basis of our audit opinion on those financial statements.

Opinion
In our opinion the summary financial statement, summary directors' report and table of directors' remuneration are consistent with the full annual financial statements, the directors' report and the directors' remuneration report of BAE SYSTEMS plc for the year ended 31 December 2004 and comply with the applicable requirements of section 251 of the Companies Act 1985 and the regulations made thereunder.


KPMG

KPMG Audit Plc
Chartered Accountants
Registered Auditor

London
23 February 2005

Consolidated profit and loss account

FOR THE YEAR ENDED 31 DECEMBER

	Continuing operations			
	Existing 2004 £m	Acquisitions 2004 £m	Total 2004 £m	Total 2003 £m
Sales	**13,201**	**278**	**13,479**	12,572
Less: adjustment for share of joint venture sales	**(4,378)**	**(6)**	**(4,384)**	(4,185)
Turnover	**8,823**	**272**	**9,095**	8,387
Operating costs				
Excluding goodwill amortisation and impairment and exceptional items	**(8,145)**	**(259)**	**(8,404)**	(7,717)
Goodwill amortisation and impairment	**(920)**	**(9)**	**(929)**	(403)
Exceptional items	**—**	**—**	**—**	(9)
	(9,065)	**(268)**	**(9,333)**	(8,129)
Operating (loss)/profit	**(242)**	**4**	**(238)**	258
Share of operating profit/(loss) of joint ventures				
Excluding goodwill amortisation and impairment and exceptional items	**322**	**—**	**322**	310
Goodwill amortisation	**(109)**	**—**	**(109)**	(115)
	213	**—**	**213**	195
(Loss)/profit before interest				
Excluding goodwill amortisation and impairment and exceptional items	**1,000**	**13**	**1,013**	980
Goodwill amortisation and impairment	**(1,029)**	**(9)**	**(1,038)**	(518)
Exceptional items	**—**	**—**	**—**	(9)
	(29)	**4**	**(25)**	453
Interest				
Net interest			**(177)**	(194)
Share of net interest of joint ventures			**(30)**	(26)
			(207)	(220)
(Loss)/profit on ordinary activities before taxation			**(232)**	233
Tax				
Tax on profit excluding exceptional items			**(139)**	(128)
Tax on exceptional items			**—**	3
Share of tax of joint ventures			**(95)**	(100)
			(234)	(225)
(Loss)/profit on ordinary activities after taxation			**(466)**	8
Equity minority interests			**(1)**	(2)
(Loss)/profit for the financial year			**(467)**	6
Dividends				
Equity: ordinary shares			**(291)**	(281)
Non-equity: preference shares			**(21)**	(21)
			(312)	(302)
Retained loss			**(779)**	(296)
Basic and diluted loss per share			**(16.0)p**	(0.5)p
Basic and diluted earnings per share				
Excluding goodwill amortisation and impairment and exceptional items			**18.0p**	16.6p

The results for 2003 arose from continuing operations.

Consolidated balance sheet

AS AT 31 DECEMBER

	Group	
	2004 £m	Restated 2003 £m
Fixed assets		
Intangible assets	**5,647**	6,000
Tangible assets	**1,751**	1,699
Investments		
Share of gross assets of joint ventures, including goodwill	**7,747**	7,827
Share of gross liabilities of joint ventures	**(6,139)**	(6,212)
Share of joint ventures	**1,608**	1,615
Others	**66**	95
	1,674	1,710
	9,072	9,409
Current assets		
Stocks	**895**	775
Debtors due within one year	**1,774**	2,588
Debtors due after one year	**1,064**	927
Investments	**1,420**	883
Cash at bank and in hand	**987**	780
	6,140	5,953
Liabilities falling due within one year		
Loans and overdrafts	**(719)**	(779)
Creditors	**(6,565)**	(5,846)
	(7,284)	(6,625)
Net current liabilities	**(1,144)**	(672)
Total assets less current liabilities	**7,928**	8,737
Liabilities falling due after one year		
Loans	**(1,665)**	(1,749)
Creditors	**(508)**	(482)
	(2,173)	(2,231)
Provisions for liabilities and charges	**(1,017)**	(900)
	4,738	5,606
Capital and reserves		
Called up share capital	**143**	143
Share premium account	**412**	412
	555	555
Statutory reserve	**202**	202
Other reserves	**5,372**	5,370
Profit and loss account	**(1,405)**	(536)
Shareholders' funds		
Equity	**4,458**	5,325
Non-equity	**266**	266
	4,724	5,591
Equity minority interests	**14**	15
	4,738	5,606

Approved by the Board on 23 February 2005 and signed on its behalf by:

M J Turner, Chief Executive

G W Rose, Group Finance Director

Other group statements

Statement of total recognised gains and losses

FOR THE YEAR ENDED 31 DECEMBER

	2004 £m	2003 £m
(Loss)/profit for the financial year		
Group, excluding joint ventures	**(555)**	(63)
Joint ventures	**88**	69
Total (loss)/profit for the financial year	**(467)**	6
Currency translation on foreign currency net investments – subsidiaries	**(43)**	(93)
– joint ventures	**(62)**	181
Adjustment to Exchange Property	**13**	121
Dilution of interest in net assets of Saab	**2**	—
Unrealised gain on exchange of interests	**—**	11
Write down of previously revalued fixed assets	**—**	(3)
Other recognised gains and losses relating to the year (net)	**(90)**	217
Total recognised gains and losses relating to the year	**(557)**	223

Note of historical cost profits and losses

FOR THE YEAR ENDED 31 DECEMBER

	2004 £m	2003 £m
Reported (loss)/profit on ordinary activities before taxation	**(232)**	233
Difference between historical cost and revalued amount		
Depreciation on land and buildings	**3**	5
Disposal of land and buildings	**8**	14
Historical cost (loss)/profit before tax on ordinary activities	**(221)**	252
Historical cost loss for the year retained after tax, minority interests and dividends	**(768)**	(277)

Reconciliation of movements in shareholders' funds

FOR THE YEAR ENDED 31 DECEMBER

	2004 £m	2003 £m
(Loss)/profit for the financial year	**(467)**	6
Dividends	**(312)**	(302)
	(779)	(296)
Other recognised gains and losses relating to the year (net)	**(90)**	217
Share based payments	**2**	5
Net decrease in shareholders' funds	**(867)**	(74)
Opening shareholders' funds	**5,591**	5,665
Closing shareholders' funds	**4,724**	5,591

Summarised consolidated cash flow statement and reconciliation to net cash/(debt)

FOR THE YEAR ENDED 31 DECEMBER

	2004 £m	2003 £m
Operating (loss)/profit	**(238)**	258
Depreciation, amortisation and impairment	**1,131**	625
Profit on disposal of fixed assets and investments	**(27)**	(23)
Impairment on fixed asset investment	**5**	—
Movement in provisions for liabilities and charges excluding deferred tax	**(71)**	(172)
(Increase)/decrease in working capital		
Stocks	**(70)**	19
Debtors	**727**	24
Creditors	**89**	(355)
Customer stage payments	**525**	460
Net cash inflow from operating activities	**2,071**	836
Capital expenditure and financial investment	**(256)**	(248)
Dividends from joint ventures	**69**	37
Operating business cash inflow	**1,884**	625
Interest and preference dividends	**(120)**	(138)
Taxation	**(31)**	75
Free cash inflow	**1,733**	562
Acquisitions	**(550)**	(62)
Equity dividends paid	**(281)**	(281)
Net cash inflow before financing and management of liquid resources	**902**	219
Management of liquid resources	**(529)**	206
Financing	**(169)**	(380)
Net increase in cash available on demand	**204**	45
Net increase/(decrease) in liquid resources	**529**	(206)
Net decrease in other loans included within net funds	**169**	380
Change in net funds from cash flows	**902**	219
Loans acquired on acquisition of subsidiary undertakings	**(80)**	—
Other non-cash movements	**9**	121
Foreign exchange	**57**	72
Net increase in net funds	**888**	412
Net funds at 1 January	**(865)**	(1,277)
Net funds at 31 December	**23**	(865)
Cash on customers' account	**(18)**	(5)
Net cash/(debt) as defined by the group	**5**	(870)

Shareholder information

Registered office
6 Carlton Gardens
London, SW1Y 5AD
United Kingdom
Telephone: +44 (0)1252 373232
Company website: www.baesystems.com

Registered in England & Wales, No. 1470151

Registrars
Lloyds TSB Registrars (0140)
The Causeway, Worthing
West Sussex, BN99 6DA
United Kingdom
Telephone: 0870 600 3982
(+44 121 415 7058 from outside the UK)

If you have any queries regarding your shareholding, please contact the registrars.


shareview
www.shareview.co.uk

Shareview service
The Shareview service from our registrar, Lloyds TSB Registrars, gives shareholders:
- direct access to data held on their behalf on the share register including recent share movements and dividend details;
- the ability to change their address or dividend payment instructions on-line.

To sign up for Shareview you need the 'shareholder reference' printed on your proxy form or dividend stationery. There is no charge to register.

When you register with the site, you can register your preferred format (post or e-mail) for shareholder communications. If you select 'e-mail' as your mailing preference, you will be sent shareholder communications, such as proxy forms and annual/interim results by e-mail instead of post, as long as this option is available.

If you have your dividends paid straight to your bank account, and you have selected 'e-mail' as your mailing preference, you can also collect your tax voucher electronically. Instead of receiving the paper tax voucher, you will be notified by e-mail with details of how to download your electronic version.

However, if you choose 'post' as your preference, you will be sent paper documents as usual.

Visit the site for more details: www.shareview.co.uk. Details of software and equipment requirements are given on the website.

Shareholder dealing service
Hoare Govett Limited offers a low cost postal dealing service enabling UK resident shareholders to buy or sell BAE SYSTEMS plc shares. Basic commission is 1%, subject to a minimum charge of £12.00. If you require further information please contact:

Hoare Govett Limited
Telephone: +44 (0)20 7678 8300

This notice has been approved by Hoare Govett Limited which is authorised and regulated by the Financial Services Authority.

ShareGift
The Orr Mackintosh Foundation operates a charity donation scheme for shareholders with small parcels of shares which may be uneconomic to sell. Details of the scheme are available from ShareGift at www.sharegift.org or by telephone on 020 7337 0501

Share price information
The middle market price of the company's ordinary shares on 31 December 2004 was 230.5p, the range during the year was 159p to 257.25p.

Daily share prices are available in the UK on the FT Cityline service as follows:

BAE SYSTEMS plc ordinary shares
Telephone: 0906 003 1890

BAE SYSTEMS plc preference shares
Telephone: 0906 003 5174

(Calls are charged at 60p per minute at all times)

Alternatively you can view teletext or a similar service.

Dividend reinvestment plan
The company offers holders of its ordinary shares the option to elect to have their dividend reinvested in shares purchased in the market instead of cash. If you would like to make this election, please request a dividend reinvestment plan mandate from our registrars:

Lloyds TSB Registrars, The Causeway,
Worthing, West Sussex, BN99 6DA
Telephone: 0870 241 3018
(+44 121 415 7058 from outside the UK)

American Depositary Receipts
The BAE SYSTEMS plc American Depositary Receipts (ADRs) are traded on the Over The Counter market (OTC) under the symbol BAESY. One ADR represents four BAE SYSTEMS plc ordinary shares.

JPMorgan Chase Bank, N.A. is the depositary.

If you should have any queries, please contact:

JPMorgan Chase Bank, N.A.
JPMorgan Service Center
PO Box 43013, Providence
RI 02940-3013, USA
Telephone: +1 781 575 4328
Website: www.adr.com
Email: adr@jpmorgan.com

Financial calendar

Financial year end	31 December
Annual General Meeting	4 May 2005
Preference shares conversion date	31 May 2005
2004 final ordinary dividend payable	1 June 2005
2005 half yearly preference dividend payable	1 July 2005
2005 interim results announcement	September 2005
2005 interim ordinary dividend payable	November 2005
2005 half yearly preference dividend payable	3 January 2006
2005 full year results – preliminary announcement	February 2006
– report and accounts	April 2006
2005 final ordinary dividend payable	June 2006



BAE SYSTEMS plc
6 Carlton Gardens
London SW1Y 5AD
United Kingdom
Telephone +44 (0)1252 373232

Registered in England and Wales No. 1470151

Website details
www.baesystems.com

Front cover image
RAF twin seat Typhoon at BAE Systems, Warton, Lancashire, UK.
Image © Geoffrey Lee at Planefocus Ltd

03.05.AREV2004.001/076

Notice of meeting

BAE Systems plc
Annual General Meeting 2005
The Queen Elizabeth II Conference Centre
London SW1P 3EE
4 May 2005 at 11.00 am

This document is important and requires your immediate attention.

BAE SYSTEMS

Contents

Chairman's letter

Dear Shareholder

Annual General Meeting — 4 May 2005

It gives me great pleasure to invite you to attend BAE Systems' Annual General Meeting on 4 May 2005 at The Queen Elizabeth II Conference Centre, London. This will be my first such meeting since succeeding Sir Richard Evans as Chairman of the Company.

This booklet includes the formal Notice of Meeting in which we have set out the resolutions that shareholders are being asked to consider and vote on. These resolutions are a very important part of the governance of the Company and I urge all shareholders, whether they are able to attend the meeting or not, to vote.

The Board supports all of the resolutions to be put to the AGM. Resolutions 4 to 6 concern the re-election of certain Directors and I confirm that the individuals seeking re-election continue to be effective members of the Board and demonstrate commitment to their responsibilities. This is supported by the performance evaluation that the Board undertook recently.

It is good practice for companies to take a poll on all resolutions put to shareholders. This allows all shareholders to have their votes recognised whether or not they are able to attend the meeting. We have used such polls for a number of years and have enclosed a Proxy/Poll Card for you. How you use this depends on whether you are attending the meeting or not:

If you will be attending the AGM — bring the card with you and at the end of the meeting use it as a poll card to vote on the resolutions.

If you are unable to attend the meeting — you can cast your votes by proxy by completing and posting the card. As an alternative, you can vote electronically by logging on to **www.sharevote.co.uk** and using the Reference Number, Card ID and Account Number given on your Proxy/Poll Card. Full details on how to vote can be found on the card.

The results of the voting on the resolutions will be posted on the Company's website after the meeting.

You will also find enclosed a copy of the Annual Report or a summarised version of this, the Annual Review. Both of these documents can be found on our website, **www.baesystems.com**, where you can also find out more information on the Company including our Corporate Responsibility Report.

I look forward to seeing as many of you as possible at the meeting in May.

Yours sincerely



Dick Olver
Chairman
29 March 2005

Notice of Annual General Meeting

To BAE Systems plc Ordinary Shareholders and
for information only to holders of Convertible Preference Shares.

NOTICE IS HEREBY GIVEN that the Annual General Meeting of BAE Systems plc will be held at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Wednesday 4 May 2005 at 11.00 am for the purpose of transacting the following business:

To consider, and if thought fit, to pass the following Resolutions which will be proposed as ORDINARY RESOLUTIONS:

RESOLUTION 1 – Receipt of the report and accounts
THAT the audited accounts of the Company for the year ended 31 December 2004 and the Directors' Reports and Auditors' Report thereon now laid before this meeting be and they are hereby received.

RESOLUTION 2 – Approval of the directors' remuneration report
THAT the Directors' Remuneration Report for the year ended 31 December 2004 be and is hereby approved.

RESOLUTION 3 – Authorisation of the payment of the final dividend
THAT the final dividend for the year ended 31 December 2004 of 5.8 pence per ordinary share be and it is hereby declared payable on 1 June 2005 to Ordinary Shareholders whose names appeared on the Register of Members at the close of business on 22 April 2005.

RESOLUTION 4 – Re-election of director
THAT Sir Peter Mason retiring pursuant to Article 85 be and he is hereby re-elected a Director of the Company.

RESOLUTION 5 – Re-election of director
THAT Mark Ronald retiring pursuant to Article 85 be and he is hereby re-elected a Director of the Company.

RESOLUTION 6 – Re-election of director
THAT Michael Turner retiring pursuant to Article 85 be and he is hereby re-elected a Director of the Company.

RESOLUTION 7 – Election of director
THAT Richard Olver retiring pursuant to Article 91 be and he is hereby elected a Director of the Company.

RESOLUTION 8 – Reappointment of Auditors
THAT KPMG Audit Plc be and are hereby reappointed Auditors of the Company to hold office until the next General Meeting at which accounts are laid before the Company.

RESOLUTION 9 – Authority to agree Auditors' remuneration
THAT the Audit Committee of the Board of Directors be and is hereby authorised to agree the remuneration of the Auditors.

RESOLUTION 10 – Increase of authorised share capital
THAT the share capital of the Company be increased from £165,000,001 to £180,000,001 by the creation of 600,000,000 ordinary shares of 2.5p each.

RESOLUTION 11 – Authority to allot new shares
THAT the authority conferred on the Directors by Article 12 (B)(i) of the Articles of Association of the Company be and is hereby renewed for the period ending on 5 August 2006 or, if earlier, on the day before the Company's Annual General Meeting in 2006 and that for such period the Section 80 Amount shall be £26,750,818 if Resolution 10 is passed or £15,989,518 if Resolution 10 is not passed.

The following resolutions numbered 12-20 authorise the Company and certain of its subsidiaries to incur political expenditure up to specified limits.

RESOLUTION 12 – The Company
THAT the Company be and is hereby authorised:

(i) to make Donations to EU Political Organisations; and

(ii) to incur EU Political Expenditure,

Provided that:

(a) the authority conferred by this resolution shall commence on the date on which it is passed and expire on 5 August 2006 or, if earlier, the day before the Company's Annual General Meeting in 2006, being the period determined by the Directors of the Company;

(b) the aggregate amount of such donations and expenditure made by the Company and any other company authorised by a resolution of the shareholders of the Company to make such donations and expenditure shall not exceed £100,000; and

(c) in this resolution the expressions "Donations", "EU Political Organisations" and "EU Political Expenditure" have the meanings set out in Part XA of the Companies Act 1985 (as amended by the Political Parties, Elections and Referendums Act 2000).

RESOLUTION 13 – BAE Systems (Defence Systems) Limited
THAT BAE Systems (Defence Systems) Limited be and is hereby authorised:

(i) to make Donations to EU Political Organisations; and

(ii) to incur EU Political Expenditure,

Provided that:

(a) the authority conferred by this resolution shall commence on the date on which it is passed and expire on 5 August 2006 or, if earlier, the day before the Company's Annual General Meeting in 2006, being the period determined by the Directors of the Company;

(b) the aggregate amount of such donations and expenditure made by BAE Systems (Defence Systems) Limited and any other company authorised by a resolution of the shareholders of the Company to make such donations and expenditure shall not exceed £100,000; and

(c) in this resolution the expressions "Donations", "EU Political Organisations" and "EU Political Expenditure" have the meanings set out in Part XA of the Companies Act 1985 (as amended by the Political Parties, Elections and Referendums Act 2000).

RESOLUTION 14 – BAE Systems Electronics Limited
THAT BAE Systems Electronics Limited be and is hereby authorised to make Donations to EU Political Organisations and to incur EU Political Expenditure on the terms set out in Resolution 13 in the notice of Annual General Meeting dated 29 March 2005, replacing the words "BAE Systems (Defence Systems) Limited" with "BAE Systems Electronics Limited".

RESOLUTION 15 – BAE Systems Marine Limited
THAT BAE Systems Marine Limited be and is hereby authorised to make Donations to EU Political Organisations and to incur EU Political Expenditure on the terms set out in Resolution 13 in the notice of Annual General Meeting dated 29 March 2005, replacing the words "BAE Systems (Defence Systems) Limited" with "BAE Systems Marine Limited".

RESOLUTION 16 – BAE Systems (Operations) Limited
THAT BAE Systems (Operations) Limited be and is hereby authorised to make Donations to EU Political Organisations and to incur EU Political Expenditure on the terms set out in Resolution 13 in the notice of Annual General Meeting dated 29 March 2005, replacing the words "BAE Systems (Defence Systems) Limited" with "BAE Systems (Operations) Limited".

RESOLUTION 17 – BAE Systems Land Systems (Bridging) Limited
THAT BAE Systems Land Systems (Bridging) Limited be and is hereby authorised to make Donations to EU Political Organisations and to incur EU Political Expenditure on the terms set out in Resolution 13 in the notice of Annual General Meeting dated 29 March 2005, replacing the words "BAE Systems (Defence Systems) Limited" with "BAE Systems Land Systems (Bridging) Limited".

RESOLUTION 18 – BAE Systems Land Systems (Munitions and Ordnance) Limited
THAT BAE Systems Land Systems (Munitions and Ordnance) Limited be and is hereby authorised to make Donations to EU Political Organisations and to incur EU Political Expenditure on the terms set out in Resolution 13 in the notice of Annual General Meeting dated 29 March 2005, replacing the words "BAE Systems (Defence Systems) Limited" with "BAE Systems Land Systems (Munitions and Ordnance) Limited".

RESOLUTION 19 – BAE Systems Land Systems (Weapons and Vehicles) Limited
THAT BAE Systems Land Systems (Weapons and Vehicles) Limited be and is hereby authorised to make Donations to EU Political Organisations and to incur EU Political Expenditure on the terms set out in Resolution 13 in the notice of Annual General Meeting dated 29 March 2005, replacing the words "BAE Systems (Defence Systems) Limited" with "BAE Systems Land Systems (Weapons and Vehicles) Limited".

RESOLUTION 20 – Land Systems Hägglunds AB
THAT Land Systems Hägglunds AB be and is hereby authorised to make Donations to EU Political Organisations and to incur EU Political Expenditure on the terms set out in Resolution 13 in the notice of Annual General Meeting dated 29 March 2005, replacing the words "BAE Systems (Defence Systems) Limited" with "Land Systems Hägglunds AB".

To consider, and if thought fit, to pass the following Resolutions which will be proposed as SPECIAL RESOLUTIONS:

RESOLUTION 21 – Disapplication of pre-emption rights
THAT the power conferred on the Directors by Articles 12(B)(ii) of the Articles of Association of the Company be and is hereby renewed for the period ending on 5 August 2006 or, if earlier, on the day before the Company's Annual General Meeting in 2006 and that for the period the Section 89 amount shall be £4,013,024.

RESOLUTION 22 – Authority to purchase own shares
THAT the Company be and is hereby unconditionally and generally authorised for the purposes of Section 166 of the Companies Act 1985 to make market purchases, as defined in Section 163 of that Act, of ordinary shares of 2.5p each in the capital of the Company provided that:

(a) the maximum number of ordinary shares that may be purchased is 321,041,924;

(b) the minimum price which may be paid for each share is 2.5p;

(c) the maximum price that may be paid for each share is an amount equal to 105 per cent. of the average of the middle market quotations of the Company's ordinary shares as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which such ordinary share is contracted to be purchased; and

(d) this authority shall expire on the conclusion of the Annual General Meeting of the Company held in 2006 or, if earlier, 3 August 2006 (except in relation to the purchase of shares the contract for which was concluded before the expiry of such authority and which may be executed wholly or partly after such expiry) unless such authority is renewed prior to such time.

RESOLUTION 23 – Amendment to the Articles relating to the provision of indemnities
THAT the Articles of Association of the Company be and are hereby amended as detailed in the appendix marked A accompanying the notice of Annual General Meeting dated 29 March 2005 (a copy of which is presented to the meeting and signed by the Chairman for the purpose of identification).

By Order of the Board

David Parkes
Company Secretary
29 March 2005
6 Carlton Gardens
London SW1Y 5AD

Proxies
A member entitled to attend and vote at the meeting may appoint one or more proxies to attend and, on a poll, to vote instead of him or her. A proxy need not be a member of the Company. A form of proxy is enclosed. Subject to the provisions for proxies and corporate representatives, only registered holders of Ordinary Shares of the Company are entitled to attend and vote at the meeting.

The form of proxy should be completed, signed and returned to the Registrar, Lloyds TSB Registrars, in accordance with the instructions on the form of proxy so as to be received no later than 48 hours before the start of the meeting. Alternatively, the appointment of a proxy may be registered electronically by logging onto www.sharevote.co.uk and using the Reference Number, Card ID and Account Number stated on the form of proxy.

Electronic proxy appointment through CREST
CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the Annual General Meeting to be held on 4 May 2005 and any adjournment(s) thereof by using the procedures described in the CREST Manual. CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a "CREST Proxy Instruction") must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or is an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the issuer's agent (ID 7RA01) by the latest time(s) for receipt of proxy appointments specified in the notice of meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

Appendix A

Amendments to Articles of Association

This is the appendix marked "A" referred to in Resolution 23 of the notice of Annual General Meeting dated 29 March 2005. It is proposed that the Articles of Association of BAE Systems plc be amended by the deletion of the existing Article 145 and its replacement by the following:

Article 145

Subject to the provisions of, and so far as may be permitted by and consistent with, the Statutes and subject as mentioned below, every Director of the Company shall be indemnified by the Company out of its own funds against (a) any liability incurred by or attaching to him in connection with any negligence, default, breach of duty or breach of trust by him in relation to the Company other than (i) any liability to the Company or any associated company (as defined in Section 309A(6) of the Act) and (ii) any liability of the kind referred to in Sections 309B(3) or (4) of the Act; and (b) any other liability incurred by or attaching to him in the actual or purported execution and/or discharge of his duties and/or the exercise or purported exercise of his powers and/or otherwise in relation to or in connection with his duties, powers or office. Such indemnity shall not, however, extend to any liability incurred by or attaching to a Director as a result of his own fraud or wilful default but shall extend to other liabilities arising after he ceased to be a Director in respect of acts or omissions while he was a Director. Where a person is indemnified against any liability in accordance with this paragraph 145, such indemnity shall extend to all costs, charges, losses, expenses and liabilities incurred by him in relation thereto.

Notes on the resolutions

1. Notes on the Resolutions

1.1 Resolution 2 – Approval of the Directors' Remuneration Report

The Directors' Remuneration Report is required to be laid before the shareholders in general meeting and approved by ordinary resolution of the shareholders. The report can be found on pages 42 to 53 of the Company's Annual Report 2004 and is summarised on pages 24 to 26 of the Annual Review 2004.

1.2 Resolutions 4, 5 and 6 – Directors standing for re-election

The Company's Articles of Association require that once every three years Directors seek re-election to the Board at an Annual General Meeting. The biographies of those Directors retiring at the Annual General Meeting who wish to seek re-election are as follows:

Sir Peter Mason KBE – Non-executive director
Sir Peter Mason, 58, was appointed to the Board on 22 January 2003 and is Chief Executive of AMEC plc. Sir Peter held a number of appointments in the engineering and construction industry before he joined Norwest Holst on 1980 and was appointed Chief Executive of Norwest Holst PLC in 1985. He was subsequently appointed an executive director of BICC plc in 1992 and Chairman and Chief executive of Balfour Beatty Limited prior to joining AMEC in 1996. He has been appointed as the Senior Independent Director on the BAE Systems' Board and is a member of the Audit, Nominations and Remuneration Committees.

Mark Ronald CBE – Chief Operating Officer
Mark Ronald, 63, a US national, was appointed to the Board as Chief Operating Officer responsible for the Company's North American business on 3 May 2002. He has over 35 years' experience of the US aerospace and defence industry having been with the company or its predecessors since 1993. From 1993 to 1998 he served as President and CEO of GEC-Marconi Hazeltine and subsequently formed and led Marconi North America, the consolidation of GEC's North American businesses. In 1999 he was appointed President and CEO of BAE Systems North America, formed from the merger of British Aerospace North America and Marconi North America. He is a member of the board of governors of the Electronic Industries Association as well as the board and executive committee of the Aerospace Industries Association.

Michael Turner CBE – Chief Executive
Mike Turner, 56, joined the Company in 1966 and has held a number of commercial, marketing and general management positions including responsibility for the Company's defence sales and marketing activities. In 1992 he became Chairman and Managing Director of the Regional Aircraft business and two years later became responsible for all the Company's commercial aircraft activities. In the same year he joined the Board of British Aerospace plc. On completion of the BAe/MES merger he was appointed Chief Operating Officer with responsibility for the commercial aircraft, avionics, marine, aerostructures, joint-ventures and North American businesses. He was appointed Chief Executive in 2002. He is a member of the Shareholder Committee of Airbus SAS, having been formerly a member of the Airbus Industrie Supervisory Board. He is a non-executive director of Babcock International Group Plc.

Lord Hesketh is retiring, pursuant to Article 85 of the Company's Articles of Association, at the conclusion of the 2005 Annual General Meeting and is not seeking re-election.

1.3 Resolution 7 – Election of Director

The Company's Articles of Association require that all Directors appointed to the Board seek election at the Annual General Meeting immediately following their appointment. Following his appointment to the Board on 17 May 2004 Richard Olver is required to seek election at this year's meeting.

The Board recommends that shareholders vote in favour of Mr Olver's election to the Board. It believes that he has excellent business experience and knowledge of how to run a successful international company at the highest level. He was appointed following an extensive and well structured recruitment process (see Annual Report for details) and it is believed that the Board of BAE Systems will benefit from his continued service as Chairman.

Mr Olver's biography is as follows:

Richard Olver – Chairman
Dick Olver, 58, joined the Board on 17 May 2004 as a non-executive director and succeeded Sir Richard Evans as Chairman on 1 July 2004. A civil engineer, he joined BP in 1973 where he held a variety of senior positions culminating in his appointment to the Board of BP p.l.c. as CEO of Exploration and Production in 1998. He was subsequently appointed Deputy Chief Executive of BP in 2003, stepping down from that position when he became Chairman of BAE Systems. He also chairs the Nominations Committee. He is a non-executive director of Reuters Group plc and Deputy Chairman of TNK-BP.

1.4 Resolution 10 – Increase of authorised share capital

It is proposed to increase the share capital of the Company by the creation of 600,000,000 ordinary shares of 2.5p each, so that the capital of the Company is increased from £165,000,001 to £180,000,001, divided into 275,000,000 7.75p (net) Cumulative Convertible Redeemable Preference Shares of 25p each, 4,450,000,000 ordinary shares of 2.5p each and one special share of £1.00. This increase is being proposed to provide the Company with sufficient headroom to issue shares up to the full amount allowed by the usual shareholder authorities for the issuing of new shares (see paragraph 1.6 below). The Directors have no present intention of issuing new shares (other than for the conversion into Ordinary Shares of existing Convertible Preference Shares).

1.5 Resolutions 11 and 21 – Authority to issue shares

The Directors wish to renew the Company's authority to allot unissued shares in the share capital of the Company. Although the Directors have no present intention of exercising this authority (other than for the conversion into Ordinary Shares of existing Convertible Preference Shares), it is considered prudent to maintain the flexibility that this authority provides. This resolution authorises the Directors to allot relevant securities up to an aggregate nominal value of £26,750,818 (the amount shown as the Section 80 Amount in Resolution 11) during the 15 months from the date of the Annual General Meeting (this amount will be £15,989,518 if resolution 10 is not passed). This amounts to 33.33 per cent. of the issued ordinary share capital of the Company and 18.22 per cent. of the total issued share capital, as at the date of the Notice (19.92 per cent. and 10.89 per cent. respectively if resolution 10 is not passed). No treasury shares are held by the Company.

It also proposed to renew, for the same 15 month period, the authority of the Directors to allot for cash equity securities without first being required to offer such securities to existing shareholders (other than in connection with a rights issue). The authority relates to up to

£4,013,024 of nominal capital (the amount shown as the section 89 Amount in Resolution 21), being approximately 5 per cent. of the issued ordinary share capital of the Company and 2.73 per cent. of the total issued share capital, as at the date of this Notice. This authority will also apply to the sale of any shares held in treasury by the Company, should Resolution 22 be passed.

Since the 2004 Annual General Meeting, the Company has issued by way of a placing 150,000,000 ordinary shares pursuant to the authority given at that meeting.

1.6 Resolutions 12 to 20 – Authority to incur political expenditure

The Political Parties, Elections and Referendums Act 2000 (the Act), amongst other things, prohibits the Company and its subsidiaries making donations to EU Political Organisations (as defined in the Act) of more than £5,000 in any twelve month period unless they have been authorised to make donations by the Company's shareholders. The BAE Systems group has no intention of making donations to political parties. However, the Act defines EU Political Organisations widely. It includes organisations which carry on activities which are capable of being reasonably regarded as intended to affect public support for a political party in any EU Member State or to influence voters in relation to any referendum in any EU Member State. As a result, it is possible that the definition may include bodies, such as those concerned with policy review and law reform or with the representation of the business community or sections of it, which the group may see benefit in supporting.

The Directors believe that it is in the interests of shareholders for the group to be permitted to support such organisations directly or indirectly. Accordingly, nine resolutions relating to the Company and its principal EU subsidiaries are being put to shareholders for this purpose. The resolutions authorise donations and political expenditure up to an aggregate maximum of £100,000 in the period up to the Company's Annual General Meeting in 2006. As required by the Act, the resolutions are in general terms and do not purport to authorise particular donations or expenditure.

In 2004 the Company made a donation of £50,000 to Britain in Europe, an all-party campaign group, and it is possible that this payment may come within the ambit of the Act. The Company will not be making a donation to this organisation in 2005/06.

1.7 Resolution 22 – Purchase of shares

The Directors are committed to managing the Company's capital effectively and consider that the purchase by the Company of its ordinary shares may in certain circumstances be advantageous to shareholders. They believe that, in common with many other listed companies, the Company should obtain from shareholders a general authority to make market purchases on the London Stock Exchange. The authority should be on the basis that, in accordance with the UK Listing Authority's requirements, the maximum price for ordinary shares purchased in the market shall not exceed an amount equal to 105 per cent. of the average of the middle market quotations taken from the London Stock Exchange Daily Official List for the five business days before the announcement is made. The minimum price per ordinary share shall not be less than 2.5p, being the par value of an ordinary share. The number of ordinary shares which may be acquired pursuant to the authority is up to an aggregate of 321,041,924 ordinary shares, this being approximately 10 per cent. of the issued ordinary share capital of the Company. There are currently outstanding 117,690,270 options to subscribe for shares, representing 3.67 per cent. of the Company's issued ordinary share capital. If the authority was exercised in full, the options would represent 4.07 per cent. of the Company's issued ordinary share capital. The Company will only purchase ordinary shares if the Directors believe that it is in shareholders' best interests and will increase earnings per share. Although the Directors have no plans to exercise the authority at present, this position will be kept under review.

1.8 Resolution 23 –Directors' indemnities

In 2004, the Companies (Audit, Investigations and Community Enterprise) Act 2004 was passed by Parliament. The Act, among other things, extended the range of the indemnity which companies are permitted to give to directors. The proposed amendments to the Articles of Association of the Company bring the Articles up to date with this new law.

2. Documents for Inspection

The Register of Directors' Interests in the share capital of the Company and copies of the Directors' service contracts will be available for inspection during normal business hours at the Company's registered office from the date of the Notice of Meeting to the close of the meeting and at the place of the meeting from 15 minutes prior to its commencement until its conclusion.

3. Uncertificated Securities Regulations

The Company, pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, specifies that only those shareholders registered in the Register of Members of the Company as at 6.00 pm on 2 May 2005 shall be entitled to attend or vote at the Annual General Meeting in respect of the number of shares registered in their name at that time. Changes to entries in the Register after 6 pm on 2 May 2005 shall be disregarded in determining the rights of any person to attend or vote at the meeting.

4. Excluded Items

Certain items will not be permitted in the Annual General Meeting. These include bags, cameras, recording equipment, items of any nature with potential to cause disorder and such other items as the Chairman of the Meeting may specify.

Recommendation

Your Directors consider that each of the proposals detailed in the Notice of Meeting will be of benefit to and in the best interests of the Company and the shareholders as a whole. The Directors intend to vote in favour of all Resolutions in respect of their own beneficial holdings of ordinary shares in the Company and unanimously recommend other shareholders to do likewise.

Shareholder information

Registrars
Lloyds TSB Registrars (0140)
The Causeway, Worthing
West Sussex, BN99 6DA
United Kingdom
Telephone: 0870 600 3982
(+44 121 415 7058 from outside the UK)

If you have any queries regarding your shareholding, please contact the registrars.


shareview

Shareview service
The Shareview service from our registrar, Lloyds TSB Registrars, gives shareholders:

- direct access to data held on their behalf on the share register including recent share movements and dividend details;
- the ability to change their address or dividend payment instructions on-line.

To sign up for Shareview you need the 'shareholder reference' printed on your proxy form or dividend stationery. There is no charge to register.

When you register with the site, you can register your preferred format (post or e-mail) for shareholder communications. If you select 'e-mail' as your mailing preference, you will be sent shareholder communications, such as proxy forms and annual/interim results by e-mail instead of post, as long as this option is available.

If you have your dividends paid straight to your bank account, and you have selected 'e-mail' as your mailing preference, you can also collect your tax voucher electronically. Instead of receiving the paper tax voucher, you will be notified by e-mail with details of how to download your electronic version.

However, if you choose 'post' as your preference, you will be sent paper documents as usual.

Visit the site for more details: www.shareview.co.uk. Details of software and equipment requirements are given on the website.

Shareholder dealing service
Hoare Govett Limited offers a low cost postal dealing service enabling UK resident shareholders to buy or sell BAE Systems plc shares. Basic commission is 1%, subject to a minimum charge of £12.00. If you require further information please contact:

Hoare Govett Limited
Telephone: +44 (0)20 7678 8300

This notice has been approved by Hoare Govett Limited which is authorised and regulated by the Financial Services Authority.

ShareGift
The Orr Mackintosh Foundation operates a charity donation scheme for shareholders with small parcels of shares which may be uneconomic to sell. Details of the scheme are available from ShareGift at www.sharegift.org or by telephone on 020 7337 0501

Dividend reinvestment plan
The company offers holders of its ordinary shares the option to elect to have their dividend reinvested in shares purchased in the market instead of cash. If you would like to make this election, please request a dividend reinvestment plan mandate from our registrars:

Lloyds TSB Registrars, The Causeway,
Worthing, West Sussex, BN99 6DA
Telephone: 0870 241 3018
(+44 121 415 7058 from outside the UK)

Financial calendar

Financial year end	31 December
Annual General Meeting	4 May 2005
Preference shares conversion date	31 May 2005
2004 final ordinary dividend payable	1 June 2005
2005 half yearly preference dividend payable	1 July 2005
2005 interim results announcement	September 2005
2005 interim ordinary dividend payable	November 2005
2005 half yearly preference dividend payable	3 January 2006
2005 full year results – preliminary announcement	February 2006
– report and accounts	April 2006
2005 final ordinary dividend payable	June 2006

How to get there


NATIONAL GALLERY
CHARING CROSS RD.
ST. MARTINS
STRAND
WARDOUR ST.
HAYMARKET
LOWER REGENT ST.
TRAFALGAR SQUARE
CHARING CROSS
EMBANKMENT
CHARING CROSS
WATERLOO BRI.
STAMFORD ST.
COCKSPUR STREET
NORTHUMBERLAND AV.
PALL MALL
P
ADMIRALTY ARCH
WHITEHALL
VICTORIA EMBANKMENT
RIVER THAMES
WATERLOO
WATERLOO ROAD
THE MALL
HORSE GUARDS ROAD
HORSE GUARDS AV.
JUBILEE GARDENS
YORK ROAD
ST. JAMES'S PARK
PARLIAMENT ST.
QUEEN ELIZABETH II CONFERENCE CENTRE (WEST ENTRANCE)
WESTMINSTER
BRIDGE ST.
WESTMINSTER BRI.
BIRDCAGE WALK
GREAT GEORGE ST.
STOREY'S GATE
BIG BEN
WESTMINSTER BRIDGE RD.
TOTHILL ST.
HOUSES OF PARLIAMENT
PETTY FRANCE
BROAD SANCTUARY
ST. MARGARET ST.
ALBERT EMBANKMENT
LAMBETH PALACE RD.
ST. JAMES'S PARK
BROADWAY
VICTORIA STREET
WESTMINSTER ABBEY

Nearest underground station: Westminster
(Circle, District and Jubilee lines)

BAE Systems plc
6 Carlton Gardens
London SW1Y 5AD
United Kingdom
Telephone +44 (0)1252 373232

Registered in England and Wales No. 1470151

Website details
www.baesystems.com

Not for release, publication or distribution in or into the United States, Canada, Australia, Japan or the Republic of Ireland

BAE SYSTEMS PLC - RESULT OF PLACING

7 March 2005

BAE Systems plc ("BAE Systems") is pleased to announce the successful completion of the placing (the "Placing") announced earlier today. A total of 150 million new ordinary shares of 2.5 pence each (the "Placing Shares") have been placed by Hoare Govett Limited and Dresdner Kleinwort Wasserstein Securities Limited at a price of 240 pence per Placing Share, raising £360 million before expenses.

The Placing Shares will be issued credited as fully paid and will rank pari passu in all respects with BAE System's existing ordinary shares, including the right to receive all dividends and other distributions declared, made or paid after the date of issue.

Application has been made for, and the Placing is conditional on, inter alia, admission of the Placing Shares to listing on the Official List of the UK Listing Authority and to being admitted to trading on the London Stock Exchange plc's market for listed securities (together "Admission"). It is expected that settlement will occur, Admission will become effective and dealings in the Placing Shares will commence on 10 March 2005.

Enquiries to:

BAE Systems
Charlotte Lambkin (Group Communications Director) Tel: +44 1252 383 836
Andy Wrathall (Investor relations) Tel: +44 1252 383 820
Richard Coltart (Press relations) Tel: +44 1252 384 875

Hoare Govett Limited
Peter Meinertzhagen Tel: +44 20 7678 8000
Bob Pringle
Alex Carter

Dresdner Kleinwort Wasserstein Securities Limited
Jonathan Roe Tel: +44 20 7623 8000
Angus Kerr

This announcement has been issued by and is the sole responsibility of BAE Systems.

Hoare Govett Limited and Dresdner Kleinwort Wasserstein Securities Limited, each of which is authorised and regulated by the Financial Services Authority, are each acting exclusively for BAE Systems in connection with the Placing and no-one else and will not be responsible to anyone other than BAE Systems for providing the protections afforded to their respective clients, or for giving advice in relation to the Placing or any other matter referred to in this press announcement.

This announcement is for information purposes only and does not constitute an offer or invitation to acquire or dispose of any securities or investment advice in any jurisdiction. This announcement does not constitute an offer to sell or issue or the solicitation of an offer to buy or acquire any securities in the capital of BAE Systems in the United States, Canada, Australia, Japan or the Republic of Ireland or any jurisdiction in which such an offer or solicitation is unlawful and should not be relied upon in connection with any decision to acquire the Placing Shares or any other securities in the capital of BAE Systems.

The Placing Shares have not been and will not be registered under the US Securities Act of 1933 as amended (the "Securities Act") or under the securities laws of any state of the United States and may not be offered or sold within the United States unless they are registered with the US Securities and Exchange Commission or an exemption from registration is available. No public offering of the Placing Shares will be made in the United States.

END

How to use the Form of Proxy/Poll Card

— If you are not attending the Annual General Meeting

If you do not wish or are unable to attend the meeting but wish to have your vote cast, you may use the form below to appoint a proxy to vote for you. It must be signed and sent to Lloyds TSB Registrars, who must receive it at least 48 hours before the start of the meeting.
Notes on how to complete the Form of Proxy are shown on the reverse of this card.

— If you are attending the Annual General Meeting

If you wish to attend the meeting, please bring this card with you to show it as evidence of your right to be admitted to the meeting. You should keep the card with you throughout the meeting so that you can use it to vote on the resolutions. At the end of the meeting you should sign the card and deposit it in one of the ballot boxes provided.

Even if you are attending the meeting you can, if you wish, still submit a proxy card. Simply complete the card below in accordance with the details shown. If you do this please bring this top section of the card with you to show as evidence of your right to be admitted to the meeting. You will still be able to vote on the resolutions at the meeting.

Please Detach Here

FORM OF PROXY/POLL CARD

BAE SYSTEMS

Reference Number

Card ID

Account Number

0140-010-6

You may register the appointment of a proxy electronically by logging onto www.sharevote.co.uk and using the numbers above or, if you are a CREST member, by using the procedures described in the CREST Manual.

For use at the Annual General Meeting on 4 May 2005 to be held at the Queen Elizabeth II Conference Centre, London SW1
I/We, the undersigned (see note 1 overleaf), being a member/members of BAE Systems plc hereby appoint the Chairman of the Meeting or

______________________ (IN BLOCK LETTERS — see note 2 overleaf)

as my/our proxy to vote for me/us at the Annual General Meeting of the Company to be held on **4 May 2005** and at any adjournment thereof.
I/We request my/our proxy to vote in the manner indicated below (see notes 3 and 4) on the following resolutions:

Resolution(s)		FOR	AGAINST	VOTE WITHHELD
1	To receive the accounts of the Company and the reports thereon	☐	☐	☐
2	To approve the Directors' Remuneration Report	☐	☐	☐
3	To declare a dividend	☐	☐	☐
4 to 7	To re-elect the following Directors:			
	Sir Peter Mason	☐	☐	☐
	Mark Ronald	☐	☐	☐
	Michael Turner	☐	☐	☐
	Richard Olver	☐	☐	☐
8	To reappoint KPMG Audit Plc as auditors	☐	☐	☐
9	To authorise the Directors to agree the auditors' remuneration	☐	☐	☐
10	To increase the authorised share capital	☐	☐	☐
11	To authorise the Directors to allot new shares	☐	☐	☐

* Special Resolution

Resolution(s)		FOR	AGAINST	VOTE WITHHELD
12 to 20	To authorise the Company and certain of its subsidiaries to incur political expenditure up to specific limits:			
	BAE Systems plc (the Company)	☐	☐	☐
	BAE Systems (Defence Systems) Limited	☐	☐	☐
	BAE Systems Electronics Limited	☐	☐	☐
	BAE Systems Marine Limited	☐	☐	☐
	BAE Systems (Operations) Limited	☐	☐	☐
	BAE Systems Land Systems (Bridging) Limited	☐	☐	☐
	BAE Systems Land Systems (Munitions and Ordnance) Limited	☐	☐	☐
	BAE Systems Land Systems (Weapons and Vehicles) Limited	☐	☐	☐
	Land Systems Hägglunds AB	☐	☐	☐
21*	To authorise the Directors to disapply pre-emption rights	☐	☐	☐
22*	To authorise the Company to purchase its own shares	☐	☐	☐
23*	To amend the Articles of Association	☐	☐	☐

Signature

Date 2005

SEE OVERLEAF

Notes

1. The Form of Proxy is for the use of Ordinary Shareholders only.
2. If you wish to appoint someone other than the Chairman of the Meeting as your proxy, you may delete the reference to the Chairman, and insert in block letters the name of the person you wish to appoint in the space provided and initial the alteration. A proxy need not be a member.
3. Please indicate how you wish your proxy to vote by placing an 'X' in the appropriate boxes. The person appointed proxy will exercise his/her discretion as to how he/she votes or whether he/she abstains from voting on any particular resolution, if (a) no instruction is given in respect of that resolution, or (b) it is a proper amendment to a resolution listed on the Form of Proxy, or (c) it is a procedural resolution not listed on the Form of Proxy.
4. The 'Vote withheld' option overleaf is provided to enable you to abstain on any particular resolution, however, it should be noted that a 'vote withheld' is not a vote in law and will not be counted in the calculation of the proportion of votes 'For' and 'Against' a resolution.
5. If the appointor is a corporation, the Form of Proxy must be under its common seal or under the hand of an officer or attorney duly authorised in writing.
6. In the case of joint holders the signature of any one of them will suffice. The vote of the senior party tendering a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders and, for this purpose, seniority shall be determined by the order in which the names stand in the register in respect of the joint holding.
7. To be effective the Form of Proxy, together with the power of attorney or other authority (if any) under which it is signed or a duly certified copy thereof, must be lodged at the office of the Company's Registrar, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DX, not less than 48 hours before the time for which the meeting is convened.
8. If the card is posted in the UK, IOM or Channel Islands there is no postage to pay. If you do not wish your voting instructions to be seen by anyone except the Company and the Registrar, you should place it in an envelope and post it to: Lloyds TSB Registrars, FREEPOST (SEA9440), The Causeway, Worthing, West Sussex BN99 6DX.
9. If you are posting your completed Proxy from outside the UK, IOM or Channel Islands, please place it in an envelope, address it to: Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DX, United Kingdom, and affix the relevant postage so as to be received no later than 48 hours before the time for which the meeting is convened.
10. You may register the appointment of a proxy electronically by logging onto www.sharevote.co.uk and using the Reference Number, Card ID and Account Number given overleaf. If you are a CREST member you may also register a proxy electronically by using the procedures described in the CREST Manual. Electronic proxy appointments will not be accepted unless received no later than 48 hours before the time for which the meeting is convened.
11. The Company, pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, specifies that only those Ordinary Shareholders registered in the register of members of the Company as at 6.00 pm on 2 May 2005 shall be entitled to attend or vote at the Annual General Meeting in respect of the number of shares registered in their name at that time. Changes to entries on the share register after 6.00 pm on 2 May 2005 shall be disregarded in determining the rights of any person to attend and vote at the meeting.

PLEASE DETACH HERE





2

Lloyds TSB Registrars
The Causeway
WORTHING
West Sussex
BN99 6DX

BUSINESS REPLY SERVICE
Licence No. SEA9440

82-03138

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

BAE SYSTEMS plc

2. Name of shareholder having a major interest

BRANDES INVESTMENT PARTNERS, L.P.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

SHAREHOLDER NAMED IN 2 ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

NOT DISCLOSED OTHER THAN THAT THE REGISTERED HOLDERS ARE APPROXIMATELY 440 CUSTODIAN BANKS

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary shares of 2.5 pence each

10. Date of transaction

NOT DISCLOSED. FIGURES GIVEN AS AT 18 MARCH 2005

11. Date company informed

29 MARCH 2005

12. Total holding following this notification

226,944,067 ORDINARY SHARES

41,441,871 AMERICAN DESPOSITARY RECEIPTS (representing 165,767,484 underlying ordinary shares)

13. Total percentage holding of issued class following this notification

12.2%

14. Any additional information

Notification received under s198 CA85

15. Name of authorised company official responsible for making this notification

Ann-Louise Holding, Assistant Company Secretary (01252 373232)

16. Date of notification

29 MARCH 2005

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

BAE Systems plc

2. Name of director

Christopher Geoghegan

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Re: shares under the Restricted Share Plan - Bank of Scotland Trust Company (International) Limited
Re: options over shares under Executive Share Option Plan and the Performance Share Plan - N/A

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

(1) Acquisition of beneficially owned shares via the Restricted Share Plan and matching grant of contingent award of shares under the Restricted Share Plan
(2) Grant of options under the Executive Share Option Plan and the Performance Share Plan

7. Number of shares / amount of stock acquired

Purchase of beneficially owned shares - 22,700
Grant of contingent award of shares - 22,700

8. Percentage of issued class

Not material

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary shares of 2.5p each

12. Price per share

Restricted Share Plan Beneficially owned shares - 263.5 pence
Restricted Share Plan Matched contingent award of shares - nil consideration

13. Date of transaction

24 March 2005

14. Date company informed

24 March 2005

15. Total holding of shares following this notification

132,348

16. Total percentage holding of issued class following this notification

Not material

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

24 March 2005

18. Period during which or date on which exercisable

Executive Share Option Plan - 24.03.08 to 24.03.15
Performance Share Plan - 24.03.08 to 24.03.10
(exercise of options under both schemes are subject to performance conditions)

19. Total amount paid (if any) for grant of the option

Nil

20. Description of shares or debentures involved: class, number

Executive Share Option Plan - Options over 252,840 ordinary shares of 2.5p each
Performance Share Plan - Options over 168,560 ordinary shares of 2.5p each

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

Executive Share Option Plan - 264 pence
Performance Share Plan - nil

22. Total number of shares or debentures over which options held following this notification

1,364,046 options held under the SAYE and Executive Share Option Schemes (see also 23 below)

23. Any additional information

The director also has interests in contingent awards over 56,002 shares under the Restricted Share Plan and contingent awards/options over 613,003 shares under the Performance Share Plan.

24 Name and contact number of authorised company official responsible for making this notification

Ann-Louise Holding, Assistant Company Secretary (01252) 373232

25. Date of Notification

24 March 2005

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

BAE Systems plc

2. Name of director

Michael Lester

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Re: shares under the Restricted Share Plan - Bank of Scotland Trust Company (International) Limited
Re: options over shares under Executive Share Option Plan and the Performance Share Plan - N/A

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

(1) Acquisition of beneficially owned shares via the Restricted Share Plan and matching grant of contingent award of shares under the Restricted Share Plan

(2) Grant of options under the Executive Share Option Plan and the Performance Share Plan

7. Number of shares / amount of stock acquired

Purchase of beneficially owned shares - 37,950
Grant of contingent award of shares - 37,950

8. Percentage of issued class

Not material

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary shares of 2.5p each

12. Price per share

Beneficially owned shares - 263.5 pence
Matched contingent award of shares - nil consideration

13. Date of transaction

24 March 2005

14. Date company informed

24 March 2005

15. Total holding of shares following this notification

597,878

16. Total percentage holding of issued class following this notification

Not material

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

24 March 2005

18. Period during which or date on which exercisable

Executive Share Option Plan - 24.03.08 to 24.03.15
Performance Share Plan - 24.03.08 to 24.03.10
(exercise of options under both schemes are subject to performance conditions)

19. Total amount paid (if any) for grant of the option

Nil

20. Description of shares or debentures involved: class, number

Executive Share Option Plan - Options over 306,818 ordinary shares of 2.5p each
Performance Share Plan - Options over 204,545 ordinary shares of 2.5p each

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

Executive Share Option Plan - 264 pence
Performance Share Plan - nil

22. Total number of shares or debentures over which options held following this notification

1,933,011 options held under the SAYE and Executive Share Option Schemes (see also 23 below)

23. Any additional information

The director also has interests in contingent awards over 104,981 shares under the Restricted Share Plan and contingent awards/options over 753,691 shares under the Performance Share Plan.

25 Name and contact number of authorised company official responsible for making this notification

Ann-Louise Holding, Assistant Company Secretary (01252) 373232

25. Date of Notification

24 March 2005

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

BAE Systems plc

2. Name of director

Steven Mogford

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

N/A

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Grant of options under the Executive Share Option Plan and the Performance Share Plan

7. Number of shares / amount of stock acquired

N/A

8. Percentage of issued class

N/A

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary shares of 2.5p each

12. Price per share

N/A

13. Date of transaction

N/A

14. Date company informed

N/A

15. Total holding of shares following this notification

114,106

16. Total percentage holding of issued class following this notification

Not material

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

24 March 2005

18. Period during which or date on which exercisable

Executive Share Option Plan - 24.03.08 to 24.03.15
Performance Share Plan - 24.03.08 to 24.03.10
(exercise of options under both schemes are subject to performance conditions)

19. Total amount paid (if any) for grant of the option

Nil

20. Description of shares or debentures involved: class, number

Executive Share Option Plan - Options over 252,840 ordinary shares of 2.5p each
Performance Share Plan - Options over 168,560 ordinary shares of 2.5p each

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

Executive Share Option Plan - 264 pence
Performance Share Plan - nil

22. Total number of shares or debentures over which options held following this notification

1,575,046 options held under the SAYE and Executive Share Option Schemes (see also 23 below)

23. Any additional information

The director also has interests in contingent awards over 12,669 shares under the Restricted Share Plan and contingent awards/options over 613,003 shares under the Performance Share Plan.

26 Name and contact number of authorised company official responsible for making this notification

Ann-Louise Holding, Assistant Company Secretary (01252) 373232

25. Date of Notification

24 March 2005

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

BAE Systems plc

2. Name of director

Mark Ronald

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Re: shares under the Restricted Share Plan - Bank of Scotland Trust Company (International) Limited
Re: options over shares under Executive Share Option Plan and the Performance Share Plan - N/A

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

(1) Acquisition of beneficially owned shares via the Restricted Share Plan and matching grant of contingent award of shares under the Restricted Share Plan

(2) Grant of options under the Executive Share Option Plan and the Performance Share Plan

7. Number of shares / amount of stock acquired

Purchase of beneficially owned shares - 40,506

Grant of contingent award of shares - 40,506

8. Percentage of issued class

Not material

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

Not material

11. Class of security

Ordinary shares of 2.5p each

12. Price per share

Beneficially owned shares - 263.5 pence
Matched contingent award of shares - nil consideration

13. Date of transaction

24 March 2005

14. Date company informed

24 March 2005

15. Total holding of shares following this notification

255,587

16. Total percentage holding of issued class following this notification

Not material

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

24 March 2005

18. Period during which or date on which exercisable

Executive Share Option Plan - 24.03.08 to 24.03.15
Performance Share Plan - 24.03.08 to 24.03.10

(exercise of options under both schemes are subject to performance conditions)

19. Total amount paid (if any) for grant of the option

Nil

20. Description of shares or debentures involved: class, number

Executive Share Option Plan - Options over 255,531 ordinary shares of 2.5p each
Performance Share Plan - Options over 170,354 ordinary shares of 2.5p each

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

Executive Share Option Plan - 264 pence
Performance Share Plan - nil

22. Total number of shares or debentures over which options held following this notification

1,594,710 options held under the Executive Share Option Schemes

23. Any additional information

The director also has interests in contingent awards over 81,928 shares under the Restricted Share Plan and contingent awards/options over 643,830 shares under the Performance Share Plan.

27 Name and contact number of authorised company official responsible for making this notification

Ann-Louise Holding, Assistant Company Secretary (01252) 373232

25. Date of Notification

24 March 2005

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

BAE Systems plc

2. Name of director

George Rose

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Re: shares under the Restricted Share Plan - Bank of Scotland Trust Company (International) Limited
Re: options over shares under Executive Share Option Plan and the Performance Share Plan - N/A

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

(1) Acquisition of beneficially owned shares via the Restricted Share Plan and matching grant of contingent award of shares under the Restricted Share Plan

(2) Grant of options under the Executive Share Option Plan and the Performance Share Plan

7. Number of shares / amount of stock acquired

Purchase of beneficially owned shares - 18,975
Grant of contingent award of shares - 18,975

8. Percentage of issued class

Not material

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary shares of 2.5p each

12. Price per share

Beneficially owned shares - 263.5 pence
Matched contingent award of shares - nil consideration

13. Date of transaction

24 March 2005

14. Date company informed

24 March 2005

15. Total holding of shares following this notification

296,991

16. Total percentage holding of issued class following this notification

Not material

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

24 March 2005

18. Period during which or date on which exercisable

Executive Share Option Plan - 24.03.08 to 24.03.15
Performance Share Plan - 24.03.08 to 24.03.10
(exercise of options under both schemes are subject to performance conditions)

19. Total amount paid (if any) for grant of the option

Nil

20. Description of shares or debentures involved: class, number

Executive Share Option Plan - Options over 284,090 ordinary shares of 2.5p each
Performance Share Plan - Options over 189,393 ordinary shares of 2.5p each

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

Executive Share Option Plan - 264 pence
Performance Share Plan - nil

22. Total number of shares or debentures over which options held following this notification

1,786,172 options held under the SAYE and Executive Share Option Schemes

23. Any additional information

The director also has interests in contingent awards over shares 33,971 under the Restricted Share Plan and contingent awards/options over 679,986 shares under the Performance Share Plan.

28 Name and contact number of authorised company official responsible for making this notification

Ann-Louise Holding, Assistant Company Secretary (01252) 373232

25. Date of Notification

24 March 2005

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

BAE Systems plc

2. Name of director

Michael Turner

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Re: shares under the Restricted Share Plan - Bank of Scotland Trust Company (International) Limited
Re: options over shares under Executive Share Option Plan and the Performance Share Plan - N/A

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

(1) Acquisition of beneficially owned shares via the Restricted Share Plan and matching grant of contingent award of shares under the Restricted Share Plan

(2) Grant of options under the Executive Share Option Plan and the Performance Share Plan

7. Number of shares / amount of stock acquired

Purchase of beneficially owned shares - 37,950
Grant of contingent award of shares - 37,950

8. Percentage of issued class

Not material

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary shares of 2.5p each

12. Price per share

Beneficially owned shares - 263.5 pence
Matched contingent award of shares - nil consideration

13. Date of transaction

24 March 2005

14. Date company informed

24 March 2005

15. Total holding of shares following this notification

416,121

16. Total percentage holding of issued class following this notification

Not material

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

24 March 2005

18. Period during which or date on which exercisable

Executive Share Option Plan - 24.03.08 to 24.03.15
Performance Share Plan - 24.03.08 to 24.03.10
(exercise of options under both schemes are subject to performance conditions)

19. Total amount paid (if any) for grant of the option

Nil

20. Description of shares or debentures involved: class, number

Executive Share Option Plan - Options over 454,545 ordinary shares of 2.5p each
Performance Share Plan - Options over 303,030 ordinary shares of 2.5p each

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

Executive Share Option Plan - 264 pence
Performance Share Plan - nil

22. Total number of shares or debentures over which options held following this notification

2,263,332 options held under the SAYE and Executive Share Option Schemes (see also 23 below)

23. Any additional information

The director also has interests in contingent awards over 154,163 shares under the Restricted Share Plan and contingent awards/options over 1,058,656 shares under the Performance Share Plan.

29 Name and contact number of authorised company official responsible for making this notification

Ann-Louise Holding, Assistant Company Secretary (01252) 373232

25. Date of Notification

24 March 2005